Form 20-F
China Education Resources Inc.
filed 2005-08-18
CIK 1299878

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F

(Mark One)

[ X ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[     ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _______________________

OR

[     ]

ANNUAL TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________________ to _________________________

Commission file number_____________________________

China Education Resources Inc.

(formerly China Ventures Inc.)

_________________________________________________________________

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

_________________________________________________________________

(Jurisdiction of incorporation or organization)

1118 Cathedral Place, 925 West Georgia Street

Vancouver, British Columbia V6C 3L2

__________________________________________________________________

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares

___________________________________________________________________

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable

_____________________________________________________________________

(Title of Class)

Indicate the number of outstanding shares of each of the Registrant’s classes of capital of common stock as of July 17, 2005:  32,769,147 Common Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes

No

Not Applicable

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17    X

Item 18 _____

1

China Education Resources Inc.

FORM 20-F

NOTE REGARDING FORWARD LOOKING STATEMENTS

Except for statements of historical fact, certain information contained herein constitutes “forward-looking statements,” including without limitation statements containing the words “believes,” “anticipates,” “intends,” “expects” and words of similar import, as well as all projections of future results.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements.  Such factors include, but are not limited to the following:

•

Our limited operating history and history of losses;

•

Our need for cash flow from our operations and need for additional capital to expand our operations;

•

Our dependence on key personnel, the Ministry of Education and various Provincial and Municipal Education Commissions in China and printing companies in China.

•

Risks involving development of products and services for the Chinese educational market;

•

Risks related to the development of our new chain of kindergarten schools in China;

•

Our ability to compete effectively with competitors that have greater financial, marketing and other resources;

•

Our ability to manage our planned growth and integrate new business opportunities into our existing operations;

•

Our ability to protect our intellectual property rights and proprietary products;

•

Risks related to government regulation of the Chinese educational system and the distribution of textbooks;

•

Risks related to economic and political factors that could affect the Chinese educational markets for our products and services;

•

Our dependence on authors for our textbooks and educational materials; and

•

Other risks and uncertainties described under “Risk Factors” in this registration statement.

Our management has included projections and estimates in this registration statement, which are based primarily on management’s experience in the industry, assessments of our results of operations, discussions and negotiations with third parties and a review of information that is publicly available.  We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.  We disclaim any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

NOTICE TO READERS

Effective December 16, 2004, we changed our name from China Ventures Inc. to China Education Resources Inc. and effected a five (old) for one (new) share consolidation of our issued and outstanding common shares.  Immediately prior to the share consolidation, we had 152,902,460 common shares issued and outstanding.  After giving effect to the share consolidation, our issued and outstanding common shares consisted of 30,580,492 shares.  Fractional shares were rounded down to nearest whole share.  Information contained in this registration statement gives retroactive effect to the share consolidation.

Our financial statements have been prepared in accordance with Canadian GAAP, which differs in certain significant respects from U.S. GAAP, and are stated in United States Dollars.  Financial information should be read in conjunction with our financial statements and the notes thereto included elsewhere in this Registration Statement, including our audited consolidated financial statements for the years ended December 31, 2004, 2003 and 2002.  Reference is made to Note 18 in our audited consolidated financial statements for an explanation of all material differences between Canadian GAAP and U.S. GAAP.

Unless the context otherwise requires, “we”, “us”, “our”, and “the Company” refers to China Education Resources Inc. and our subsidiaries.  “China Education” refers to China Education Resources Inc.

FOREIGN ISSUER

We, China Education Resources Inc., are a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended, and in Rule 405 under the Securities Act of 1933, as amended.  Our equity securities are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Securities Exchange Act of 1934, as amended pursuant to Rule 3a12-3.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.

Directors and senior management

As of June 15, 2005, the members of our Board of Directors are as follows:

Name	Position	Business Address
C.F. Zhou	Director	1118 Cathedral Place, 925 West Georgia Street Vancouver, British Columbia V6C 3L2
Ronald Shon	Director	1118 Cathedral Place, 925 West Georgia Street Vancouver, British Columbia V6C 3L2
Wang Li	Director	10th floor, Prime Tower 22 Chaoyangmen Wai Dajie Beijing 100020 PR China
William Chang	Director	The Westlake Group, Westlake Global Management 9th floor, The Westlake Building, 520 El Camino Real San Mateo CA 94402-1722
William Calvin	Director	PricewaterhouseCoopers LLP 700-250 Howe Street Vancouver, BC V6C 3S7

As of June 15, 2005, the names and titles of our senior officers are as follows:

Name	Titles	Business Address
C.F. Zhou	Chairman	1118 Cathedral Place, 925 West Georgia Street Vancouver, British Columbia V6C 3L2
Ronald Shon	President	1118 Cathedral Place, 925 West Georgia Street Vancouver, British Columbia V6C 3L2
Ronald Shon	Chief Financial Officer	1118 Cathedral Place, 925 West Georgia Street Vancouver, British Columbia V6C 3L2

See “Item 6.  Directors, Senior Management and Employees” for additional information.

B.

Advisors

Our principal legal advisor in Canada is Fraser Milner Casgrain LLP.

Our principal legal advisor in the United States is Dorsey & Whitney LLP.

C.

Auditors

Ernst & Young LLP, Chartered Accountants, of  23rd floor-700 West Georgia Street, Vancouver, British Columbia, Canada, has served as our independent auditor for the year ended December 31, 2004.  Prior to our engagement of Ernst & Young LLP, our independent auditor was MacKay LLP, Chartered Accountants, of 1100-1177 West Hastings Street, Vancouver, British Columbia, Canada; MacKay LLP served as our independent auditor for the years ended December 31, 2003 and 2002.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

We, China Education Resources Inc., are focused primarily on the distribution and development of educational and training materials in China.  Our main target market is the students and teachers from kindergarten to grade 12 in China.  Through our subsidiaries in China, CEN Smart Networks Ltd. (“CEN Smart”) and Today’s Teachers Technology & Culture Ltd. (“TTTC”), we develop Psychology, Information Technology, Kindergarten and ESL textbook materials according to provincial and national curriculum standards.  In September 2003, we, through CEN Smart, expanded our product line and distribution network, to include Jilin and Jiangsu provinces, by acquiring Northern Education Books Ltd. (“NEB”), a distributor of educational products in Changchun, China.  NEB specializes in the distribution of high school examination guides, which are course or book study guides similar to “Coles Notes” in Canada and “Cliff Notes” in the United States.  TTTC also expanded its distribution channels through a strategic alliance with Xinhua Bookstore, the largest retail bookstore chain in China.

We are a corporation organized under the predecessor to the Business Corporations Act of British Columbia.

Our common shares currently trade on the TSX Venture Exchange in Canada under the trading symbol “CHN.”

Our principal corporate office is at 1118 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia V6C 3L2.  Our phone number is (604) 683-6865.

We maintain a company website at www.chinaeducationresources.com. Information contained on our website does not form part of this registration statement.

D.

Selected Financial Data.

This data is derived from our consolidated financial statements, which were prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).  There are several material differences between Canadian GAAP and generally accepted accounting principles in the United States (“U.S. GAAP”) as is applicable to the financial information disclosed or summarized herein.  All figures are in U.S.Dollars unless otherwise stated.

The following selected financial data has been extracted from the more detailed financial statements included herein (stated in Canadian Dollars, being the foreign currency our financial statements are denominated in; see “Currency and Exchange Rates”), including our audited consolidated financial statements for the years ended December 31, 2004, 2003 and 2002.  Reference is made to Note 18 in our audited consolidated financial statements for an explanation of all material differences between Canadian GAAP and U.S. GAAP.  The selected financial data is qualified in its entirety by, and should be read in conjunction with, the financial statements and notes thereto as well as management’s discussion and analysis of results of operations and liquidity and capital resources under “Item 5.  Operating and Financial Review and Prospects”.   The quarterly financial information provided is unaudited and has not been subject to a SAS 100 review.

	Fiscal Period Ended
	Three Months Ended March 31		Year Ended December 31
	2005	2004	2004	2003	2002
Income Statement Data:
Revenue
Sales	668.4	581.1	6,541.3	5,936.4	2,051.2
Cost of Sales	547.0	445.5	4,551.2	4,043.4	1,029.6
Gross Profit	121.4	135.6	1,990.1	1,893.0	1,021.6
Expenses	315.0	300.9	1,784.0	1,697.3	1,304.8
Net loss for the period	190.7	150.3	561.8	150.9	779.8
Canadian GAAP	190.7	150.3	561.8	150.9	779.8
US GAAP
Net loss per share
Canadian GAAP	0.006	0.005	0.02	0.01	0.03
US GAAP

As at
	March 31		December 31
	2005	2004	2004	2003	2002
Balance Sheet Data
Current Assets	3,772.5	2,041.3	4,416.7	2,179.0	629.7
Current Liabilities	2,931.2	1,171.8	3,750.9	1,299.3	1,615.5
Working Capital (Deficiency)	841.3	869.5	665.8	879.7	(985.8)
Total Assets	8,238.5	5,729.4	8,755.9	5,760.5	3,249.1
Canadian GAAP
US GAAP
Long Term Obligations	0	52.8	0	59.9	236.6
Shareholders Equity (Deficiency)	4,603.4	3,929.9	4,290.6	3,847.8	1,118.7
Canadian GAAP (weighted avg.)	4,603.4	3,929.9	4,290.6	3,847.8	1,118.7
US GAAP
Number of Shares	31,442,719	28,666,764	29,635,670	26,763,371	24,298,856

Unless indicated otherwise, all references to dollars in this Registration Statement are to US dollars.

CURRENCY AND EXCHANGE RATES

The table below sets out the average exchange rates for one Canadian dollar expressed in terms of United States dollars (“US$”) (based on the average of the exchange rates on the last day of each month in such periods) for the following periods.

	U.S. Dollars Per Canadian Dollar

	Three Months Ended March 31		Year Ended December 31
	2005	2004	2004	2003	2002	2001
Average for the period	1.2263	1.3179	1.3015	1.4015	1.5704	1.5484

The table below sets out the high and low exchange rates for one Canadian dollar expressed in terms of United States dollars (“US$”) for each of the following months.

	For the month of
	December 2004	January 2005	February 2005	March 2005	April 2005	May 2005	June 2005
High for the period	1.2413	1.2421	1.2566	1.2462	1.2569	1.2590	1.2451
Low for the period	1.1858	1.1987	1.2299	1.2019	1.2147	1.2522	1.2374

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The noon rate of exchange on July 22, 2005 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was US$0.821 (US$1.00 = Cdn$1.2177).  Unless otherwise indicated, all references in this Registration Statement are to Canadian Dollars.

E.

Capitalization and indebtedness.

 The following table sets forth our consolidated capitalization under Canadian GAAP as at March 31, 2005 and December 31, 2004:

	March 31, 2005	December 31, 2004
	unaudited	audited
Short-term debt	2,931.2	3,750.9
Long-term debt	0	0
Total indebtedness	2,931.2	3,750.9
Shareholders’ equity
Share capital – Common Shares	21,737.3	21,261.7
Shares to be Issued
Contributed surplus	(391.5)	(363.5)
Cumulative translation adjustment
Deficit accumulated during the development stage	(17,490.1)	(17,299.4)

Total shareholders’ equity	4,603.4	4,290.6

Total capitalization at net book value	8,238.5	8,755.9

Number of shares issued (weighted average)	31,442,719	28,666,764

F.

Reasons for the offer and use of proceeds.

Not Applicable.

G.

Risk factors.

In addition to other information in this Registration Statement, the following risk factors should be carefully considered in evaluating our business because such factors currently may have a significant impact on our business, operating results and financial condition.  As a result of the risk factors set forth below, actual results could differ materially from those projected in any forward – looking statements.

We have a history of losses and anticipate that we may continue to incur losses for the foreseeable future.

The Company has incurred a net loss of $561,821 for the year ended December 31, 2004 [2003 - $150,929] and at December 31, 2004 has an accumulated deficit of $17,299,404 [2003 - $16,737,583]. The Company’s future business plan includes the operation of an internet education portal, as well as it traditional education textbook business. The ability of the Company to continue as a going concern is in substantial doubt and is dependant upon the Company maintaining profitability of the traditional education textbook business, the successful completion of the development of its internet education portal, achieving acceptance and a profitable level of operations for the internet education portal and on the ability of the Company to obtain necessary financing to fund the Company’s future business plan. The outcome of these matters cannot be predicted at this time. The financial statements do not include adjustments to the accounts and classifications of assets and liabilities that might be necessary should the company be able to continue its operations.

We have historically incurred losses as evidenced by the consolidated statements of operations contained herein.  We incurred losses from operations of $561,821, $150,929 and $779,800 for the fiscal years ended December 31, 2004, 2003 and 2002, respectively, and $190,740 for the three months ended March 31, 2005.  As of December 31, 2004 and March 31, 2005, we had a cumulative net loss from operations of $17,299,404 and $17,490,144, respectively.

Our efforts to date are focused on distributing textbooks in China. We have plans to fund development of our textbook business; CERSP, our web-based educational platform and our New Happiness Kindergarten Schools projects in China.   We do not expect to be profitable until we can generate sufficient revenue from these projects.  We may incur additional losses during the year ending December 31, 2005.

On March 16, 2004, the Company executed a full recourse promissory note payable to Wild Coyote Securities BVI, LC (“Wild Coyote Securities”) in the amount of $500,000 bearing interest at 8% per annum, plus costs associated with the transaction. The promissory note was due on or before November 1, 2004. The Company was deemed to be in default as the amounts owing were not paid on or before the due date. In the event of default, at the option of the holder, all amounts under the promissory note become due and payable without notice or demand. Wild Coyote has full recourse against any real, personal, tangible or intangible assets of the Company and may pursue any legal remedies to ensure payment. If legal action occurs for collection of the note, the Company has agreed to pay all reasonable expenses, including legal and travel expenses.

On April 27, 2005, Wild Coyote Securities extended the due date of the promissory note to January 1, 2006 and waived the right to recourse to January 1, 2006. Interest now accrues at 2% monthly compounded monthly.

We depend upon our subsidiaries in China and their affiliates to conduct our business in China.

In the Chinese education industry, contracts are not often made with non-Chinese entities.  As a result, we do not directly own or operate certain of our material assets, nor are we a party to many of the contracts described in this registration statement.  TTTC has sold educational products to education commissions in China for the past 12 years and has an established reputation as a provider of quality educational products.  We believe that the Ministry of Education and the various Provincial Education Commissions prefer to contract with Chinese companies in the industry of education.  As a result, our material agreements in China are entered into by our Chinese subsidiaries and all of our Chinese operations are conducted by our Chinese subsidiaries.  All of our revenue is derived from our Chinese subsidiaries, and our success is substantially dependent on the skill and experience of our subsidiaries.

We and our affiliates and agents may not be able to enforce our agreements in China.

Chinese law governs most of our material agreements, many of which are with Chinese government entities.  Although we use Chinese lawyers to assist us in preparing our agreements, there can be no assurance that we can enforce any of our material agreements or that remedies will be available outside of China.  China's system of laws and the enforcement of existing laws may not be as certain in implementation and interpretation as U.S. or other laws.  The Chinese judiciary is relatively inexperienced in enforcing corporate and commercial law, leading to a higher than usual degree of uncertainty as to the outcome of any litigation.  Even where adequate law exists in China, it may be impossible to obtain swift and equitable enforcement of such law, or to obtain enforcement of the judgment by a court of another jurisdiction.  The inability to enforce or obtain a remedy under the foregoing agreements would have a material adverse impact on us.

We are subject to numerous Chinese rules and regulations which restrict the scope of our business and could have a material adverse impact on us.

We are subject to numerous Chinese rules and regulations, including, without limitation, restrictions on foreign ownership of Internet and education companies and regulation of Internet content.  Many of the rules and regulations that we face are not explicitly communicated, but arise from the fact that education and the Internet are politically sensitive areas of the economy.  We are not aware that any of our agreements, our current organizational structure or our proposed organizational structure is in violation of any Chinese governmental requirements or restrictions, explicit or implicit.  However, there can be no assurance that we are in compliance now, or will be in the future.  Moreover, operating in China involves a high risk that restrictive rules and regulations could change.  Indeed, even changes of personnel at certain ministries of the Chinese government could have a severe negative impact on us.  The determination that our structure or agreements are in violation of Chinese governmental rules or regulations would have a material adverse impact on us, our business and on our financial results.

We have a history of losses and anticipate that we may continue to incur losses for the foreseeable future.

We have historically incurred losses as evidenced by the consolidated statements of operations contained herein.  We incurred losses from operations of $561,821, $150,929 and $779,800 for the fiscal years ended December 31, 2004, 2003 and 2002, respectively, and $190,740 for the three months ended March 31, 2005.  As of December 31, 2004 and March 31, 2005, we had a cumulative net loss from operations of $17,299,404 and $17,490,144, respectively.

Our efforts to date are focused on distributing textbooks in China. We have plans to fund development of our textbook business; CERSP, our web-based educational platform and our New Happiness Kindergarten Schools projects in China.   We do not expect to be profitable until we can generate sufficient revenue from these projects.  We may incur additional losses during the year ending December 31, 2005.

We expect to have significantly increased operating expenses and capital expenditures in the future to support new product development and services, which will require additional capital that we currently do not have.

We are committed to developing our textbook business; CERSP, our web-based educational platform and our New Happiness Kindergarten Schools projects in China.  We anticipate that we will require additional funding to finance the expansion of our operations.  We estimate that we will invest approximately $1,000,000 developing our textbook business and $1,600,000 (assuming we secure agreements with three provinces) developing CERSP.  We do not anticipate any capital expenditures on our New Happiness Kindergarten School project in 2005 because we have decided to focus our attention and resources to develop our web based education resources platform.  We anticipate that we will commence to develop our kindergarten business in 2006, subject to the availability of capital.

In the past, we have funded our operations internally and through equity financing.  We raised $1,638,000 in cash by issuing common shares during the year ended December 31, 2003, and $632,760 in cash by issuing common shares during the year ended December 31, 2004.  We anticipate that we will be dependent upon continued access to financing sources to meet our capital requirements. We cannot make any assurance financing will be available on commercially reasonably terms, if at all.  The result of any such financings may be to substantially dilute the holdings of shareholders and could have a negative impact on the market price of our common stock.

We have a narrow product range and our business would suffer if our products become obsolete or consumption of them decreased

We derive a significant portion of our net sales from the sales of textbooks, educational materials and examination guides targeted at grades 1-12 in China.  We develop textbooks for narrowly focused subjects such as Psychology, Ecology, IT and Kindergarten curriculum.  Therefore, we are substantially dependent upon the sale of books to these markets.  Our business would suffer if consumption of these products decreased, if these products became obsolete or if competitors develop similar products.  Our business could be adversely affected by factors such as changes in the funding of large institutional users of books such as elementary, middle and high schools.

Our business is subject to seasonal and cyclical fluctuations in sales.

We experience seasonal fluctuations in our sales.  The operations of the business are highly seasonal, with over 90% of operating income in China recognized in the second half of the fiscal year.  The seasonality of the education market is significantly influenced by national, provincial and local school schedules and because textbook purchases by students are generally made just prior to the start of the school year in the autumn.  We are required to produce significant amounts of inventory prior to those periods in order to meet customer delivery requirements.  This seasonality causes significant pressure on us to monitor production and distribution accurately to satisfy these delivery requirements.  To a lesser extent, the cyclicality of our business is also attributable to fluctuations in paper prices and printing costs.  Lower than expected sales during the adoption period of a new title or a general economic downturn in our market or industry could have a material adverse effect on the timing of our cash flows and, therefore, on our ability to service our obligations.

We depend on certain key personnel to manage our business effectively.

Our success will depend on successfully recruiting and retaining highly skilled and experienced authors, teachers, managers, sales persons and other personnel who can function effectively in China.  In some cases, the market for these skilled employees is highly competitive.  We may not be able to retain or recruit such personnel, which could materially in adversely affect our business, prospects and financial condition.

We have only begun the process of developing the technology for our new web-based educational platform that will allow us to provide electronic delivery of information via Internet.

We are in the process of developing our new web-based educational platform.  We have not yet developed all of the technology that will allow us to commercially and securely deliver documents electronically over the Internet.  As a result, we may face the following technical and security concerns:

•

corruption of content with viruses or other means;

•

safety of end users computer systems;

•

ability to deliver our products in a timely and consistent manner;

•

lack of an adequate payment mechanism through which our customers can pay us

While we are currently developing software and systems to address such technical and security concerns, we cannot guarantee that we will complete such development in a timely and efficient manner.  If our systems are ineffective, we may be unable to launch our new web-based educational platform, which we believe is a critical component to our business and growth strategy.

We may not be successful in protecting our intellectual property and proprietary rights.

We rely on authors and educators to develop our textbook and educational curriculum products.  These products are primarily protected by copyrights.  Our proprietary software products are primarily protected by trade secret laws.  We execute agreements with our authors and confidentiality and non-disclosure agreements with our software development employees and contractors.  We limit access to and distribution of our proprietary information and source code.  On October 27, 2001, China's National People's Congress passed new copyright laws that specifically cover software and significantly expanded the rights of copyright owners.  We do not know what impact, if any, these new laws will have on our relationships with our authors.

Our success depends upon the knowledge and experience of our management and technical personnel and our ability to market our existing products and to develop new products. We have adequately protected our proprietary technology, and we will take all appropriate and reasonable legal measures to protect it, a competitor's use of our processes could have a material adverse effect on our business, financial condition and results of operations.

On January 13, 2003, we applied to the trademark office of the Chinese State Administration of Industry and Commerce to register the "New Thinking" name as a trademark.  The application has been approved.  There can be no assurance that the New Thinking name will be permitted as a registered trademark in China and therefore, other companies may be free to use the New Thinking name in competing or other businesses which could have a material adverse effect on our business.  TTTC has registered “New Supplementary to Study” as a trademark effective from May 7, 2004 to May 6, 2014.

Others may bring defamation and infringement actions against us, which could be time-consuming, difficult and expensive to defend.

As a distributor of textbooks and related educational materials, we face potential liability for negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials that we publish or distribute.  Any claims could result in us incurring significant costs to investigate and defend.  We do not carry general liability insurance that would cover any potential or actual claims.

The launch of any suit against us or any of our affiliates, successful or unsuccessful, could require us to suspend or discontinue the distribution of textbooks or require us to allocate resources to investigating or defending claims.

We depend upon the acquisition and maintenance of numerous licenses to conduct our business in China.

We are dependent upon numerous licenses in China, including, without limitation, general business licenses, and education service provider license to conduct our business.  While we believe that all steps necessary to maintain these licenses have been taken and will be taken, the loss or failure to obtain renewals of these licenses will have a material adverse impact on our business and financial condition.

Our growth may be inhibited by the inability of potential customers to fund purchases of our products and services.

Many Chinese schools, especially those in rural areas, do not have sufficient funds to purchase textbooks, educational materials or computers to use our web-based educational platform.  In addition, provincial and local Chinese governments may not have the funds to support the implementation of a curriculum using our educational products, which currently focus on Psychology and English.  Accordingly, we may not be able to sell our products and services to schools in certain areas of China until they are able to procure the necessary funding, which may substantially inhibit our growth.

The lack of teachers trained in the use of our products may inhibit schools from using them.

In order to use our textbooks, products and services, appropriate teacher's training is necessary. Accordingly, we are and will continue to offer training in seminars through our branch offices.  However, we may not have the necessary resources to provide training for all teachers and their needs.  Schools that do not receive training cannot effectively use our curriculum, textbooks, products and services and are unlikely to purchase them.  The failure to increase teacher training could have a material adverse impact on the growth prospects of our business.

We face competition in each of our lines of businesses.

Many of our competitors are better capitalized, more experienced, and have deeper ties in the Chinese educational market place.  We may be unsuccessful in our attempts to compete, which would have a material adverse impact on our business and financial conditions.

We face the risk that changes in the policies of the Chinese government could have significant impacts upon the business we may be able to conduct in China and the profitability of such business.

The economy of China is a planned economy subject to five-year and annual plans adopted by the government that set down national economic development goals.  Policies of the Chinese government can have significant effects on the economic conditions of China.  The Chinese government has confirmed that economic development will follow a model of market economy under socialism.  Under this direction, we believe that the Chinese government will continue to strengthen its economic and trading relationships with foreign countries and business development in China will follow market forces.  A change in the trend towards economic liberalization may materially affect our business, prospects and financial condition.

Inflation in China could negatively affect our profitability and growth.

While the Chinese economy has experienced rapid growth, such growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in the money supply and rising inflation. If prices for our products rise at a rate that is insufficient to compensate for the rise in the costs of supplies, it may have an adverse effect on profitability. In order to control inflation in the past, the Chinese government has imposed controls on bank credits, limits on loans for fixed assets and restrictions on state bank lending. Such an austerity policy can lead to a slowing of economic growth.

An outbreak of Severe Acute Respiratory Syndrome (“SARS”) may adversely affect our results of operations.

 In March 2003, Guangdong Province of China, Hong Kong, Singapore, Taiwan and several other Asian countries encountered an outbreak of SARS, a highly contagious form of atypical pneumonia.  In the future, if any of our employees or students is suspected to have contracted SARS, under certain circumstances such employees, students and affected areas of our premises may have to be quarantined.  As a result, we may have to temporarily suspend all or part of our operations.  Furthermore, a future outbreak of SARS may negatively impact our ability to effectively market our products and services.  We cannot rule out the possibility of a future outbreak or predict the effect any such future outbreak could have on our business.

Regulation of the Internet by the Chinese government could affect our ability to operate in China as well as our profitability.

China regulates its Internet sector by making pronouncements or enacting regulations regarding the legality of foreign investment in the Chinese Internet sector and the existence and enforcement of content restrictions on the Internet.  Our web-based educational platform initiative must comply with Chinese laws and regulation.  There are, however, substantial uncertainties regarding the proper interpretation of current Chinese Internet laws and regulations.

Issues, risks and uncertainties relating to Chinese government regulation of the Chinese Internet sector include, without limitation, the following:

•

a prohibition of foreign investment in businesses providing value added telecommunication services including computer information services or electronic mailbox services, may be applied to Internet related businesses our web-based educational platform. Some officials of the Ministry of Information have taken the position that foreign investment in the Internet sector is prohibited.

•

The Ministry of Information has stated recently that it intends to adopt new laws or regulations governing foreign investment in the Chinese Internet sector in the near future. If these new laws or regulations forbid foreign investment in the Internet sector, they could severely impair our business.

•

The Ministry of Information has stated recently that the activities of Internet content providers are also subject to regulations by various Chinese government authorities, depending on the specific activities conducted by the Internet content provider. Areas of regulation may include online advertising and online news reporting. In addition, the new laws and regulations may require various Chinese government approvals for securities offering by companies engaged in the Internet sector in China.

•

The interpretation and application of existing Chinese laws and regulations, the stated position of the Ministry of Information and the possible new laws or regulations have created substantial uncertainties regarding the legality of existing and future foreign investment in the Internet sector, and the businesses activities of Chinese Internet businesses, including our business.

Accordingly, it is possible that the relevant Chinese authorities could, at any time, assert that any portion or all of our existing or future ownership structure and businesses violate existing or future Chinese laws and regulations. It is also possible that new laws and regulations governing the Chinese Internet sector will prohibit or restrict foreign investment in our proposed businesses and operations, affect other aspects of our proposed businesses and operations or require governmental approvals. In addition, these new laws and regulations may be retroactively applied to us.  If the relevant Chinese authorities find us to be in violation of any existing or future Chinese laws or regulations, they would have broad discretion in dealing with such a violation, including, without limitation, the following:

•

levying fines;

•

revoking our business and other licenses;

•

requiring that we restructure our ownership or operations; and

•

requiring that we discontinue any portion or all of our Internet related business.

Any of these actions could have a material adverse impact on our business and financial condition.

We are subject to currency exchange rate risks and limitations on our ability to convert Chinese currency.

China's national currency, the “Yuan” or “Chinese Renminbi”, is not a freely convertible currency. Effective January 1, 1994, the Chinese foreign exchange system underwent fundamental changes. This reform was stated to be in line with China's commitment to establish a socialist market economy and to lay the foundation for making the Yuan convertible in the future. The currency reform is designed to turn the dual exchange rate system into a unified and managed floating exchange rate system.

A China Foreign Exchange Trading Centre was formed in April, 1994 to provide an interbank foreign exchange trading market whose main function is to facilitate the matching of long and short term foreign exchange positions of the state-designated banks, and to provide clearing and settlement services. The People's Bank of China publishes the state managed exchange rate daily based on the daily average rate from the previous day's interbank trading market, after considering fluctuations in the international foreign exchange markets. Based on these floating exchange rates, the state-designated banks list their own exchange rates within permitted margins, and purchase or sell foreign exchange with their customers.

The State Administration of Foreign Exchange ("SAFE") administers foreign exchange dealings and requires that they are transacted through designated financial institutions. All Foreign Investment Enterprises ("FIEs") may buy and sell foreign currency from designated financial institutions in connection with current account transactions, including, but not limited to, profit repatriation. With respect to foreign exchange needed for capital account transactions, such as equity investments, all enterprises in China (including FIEs) are required to seek approval of the SAFE to exchange Yuan into foreign currency. When applying for approval, such enterprises will be subject to review by the SAFE as to the source and nature of the Yuan funds.  According to the 1999 Circular on Relevant Questions Concerning the Remittance of Profits, Dividends and Bonuses out of China through Designated Foreign Exchange Banks, effective from 1 October 1999, an FIE is permitted to remit profits, dividends and bonuses out of China in proportion to the amount of registered capital that has been paid up, notwithstanding that its registered capital has not been paid up pursuant to its constitutional documents.

There can be no assurance that the Yuan relative to other currencies will not be volatile or that there will be no devaluation of the Yuan against other foreign currencies, including the U.S. dollar.

We are subject to uncertainty related to the tax systems in China.

Through our subsidiaries, we conduct a significant amount of our business in China.  China currently has a number of laws related to various taxes imposed by both federal and regional governmental authorities. Applicable taxes include value added tax, corporate income tax (profits tax), and payroll (social) taxes, together with others.  Laws related to these taxes have not been in force for a significant period, in contrast to more developed market economies; therefore, implementing regulations are often unclear or nonexistent.  Often, differing opinions regarding legal interpretation exist both among and within government ministries and organizations; thus, creating uncertainties and areas of conflict.  Tax declarations, together with other legal compliance areas (as examples, customs and currency control matters) are subject to review and investigation by a number of authorities, which are enabled by law to impose extremely severe fines, penalties and interest charges.

We may not be able to effectively control and manage our growth.

If our business and markets grow and develop, it will be necessary for us to finance and manage expansion in an orderly fashion. This growth will lead to an increase in the responsibilities of existing personnel, the hiring of additional personnel and expansion of our scope of operations. There can be no assurance that we will be able to raise the required financing or control and manage this future growth.

Due to budgetary concern and the nature of our business and assets, our management has determined not to maintain fire, theft or liability insurance at this time. There can be no assurance that any insurance coverage will be available to us in the future to cover losses or liability should we determine to obtain such insurance.

A significant amount of our common stock is reserved for issuance upon the exercise or conversion of outstanding securities; the issuance of such stock could significantly dilute the percentage ownership of our stock by existing stockholders and depress the market value of our stock.

As of June 30, 2005, we had the following convertible securities outstanding:

•

2,292,400 options to purchase our common stock with exercise prices ranging from CDN$0.60 to CDN$1.05 ($0.48 to $0.84).

•

2,340,177 warrants to purchase our common stock with exercise prices ranging from CDN$0.65 to CDN$1.00 ($0.52 to $0.76).

If the holders of these instruments convert them into our common stock, it will dilute the percentage ownership interest of current shareholders. It may also depress the price of our common stock, which may cause investors or lenders to reconsider investing in us and thus adversely affect our financing efforts.

Our operating results have fluctuated and may continue to fluctuate widely.

Our business is a seasonal business with the bulk of the revenues occurring in the 3rd and 4th quarters as students commence the new school term.  Our business is growing at a very rapid pace.  Quarterly and annual operating results have varied widely in the past and may continue to do so in the future.  Fluctuations in quarterly and annual results may adversely impact management's ability to accurately project the available revenue necessary for growing sales and revenue through internal funding.  Because we have a limited operating history and future operating results may be below the expectations of securities analysts and investors, the market price of our common stock may decline.

We have never paid cash dividends and are not likely to so in the foreseeable future.

We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings for use in the operation and expansion of our business. We do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate.

There is currently no trading market for our common shares in the United States.

Our common shares are quoted on the TSX Venture Exchange and therefore have only a limited trading market.  We do not know if a more active trading market will ever develop. Investors may be unable to sell their shares due to our limited trading market.

Our common stock is illiquid and subject to price volatility unrelated to our operations.

The market price of our common stock could fluctuate substantially due to a variety of factors, including market perception of our ability to achieve our planned growth, quarterly operating results of other software companies, trading volume in our common stock, changes in general conditions in the economy and the financial markets or other developments affecting our competitors or us. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their operating performance and could have the same effect on our common stock.

Broker-dealers may be discouraged from effecting transactions in our shares because they are considered a penny stock and are subject to the penny stock rules.

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving “a penny stock.”  Subject to certain exceptions, a penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share.  The market price of our shares over the year ended December 31, 2004 ranged between $0.46 CDN and $0.90 CDN and our shares are deemed penny stock for the purposes of the Exchange Act.  The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or “accredited investor,” generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse, must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.  In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the United States Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer’s account and information with respect to the limited market in penny stocks.

We have made a number of investments which may or may not have been realized.

We have made a number of investments in textbook development and distribution areas.  (For more detail, please see pages 16 to 18.)  There is no guarantee that these investments will be realized and if so could result in a writedown of the investment.

Our ability to continue as a going concern is dependant upon maintaining the profitability of the traditional textbook business.

The Company’s future business plan includes the operation of an internet education portal, as well as its traditional education textbook business.  The ability of the Company to continue as a going concern is dependant upon the Company maintaining profitability of the traditional education textbook business, the successful completion of the development of its internet education portal, achieving acceptance and a profitable level of operations for the internet education portal and on the ability of the Company to obtain necessary financing to fund the Company’s future business plan.  The outcome of these matters cannot be predicted at this time.

ITEM 4. INFORMATION ON THE COMPANY

We, China Education Resources Inc., are focused primarily on the distribution and development of educational and training materials in China.  Our main target market is the students and teachers from kindergarten to grade 12 in China.

A.

History and Development of our Company.

We are a corporation organized under the predecessor to the Business Corporations Act of British Columbia.  We were incorporated as Copper Mountain Mines Ltd. on August 27, 1997.

Effective on March 31, 2000, Copper Mountain Mines Ltd. amalgamated with International Skyline Gold Corporation, and we continued as the amalgamated company under the name Copper Mountain Mines Ltd.

Effective July 25, 2000, we acquired CEN China Education Network Ltd., a private company engaged in providing educational services in China, through a plan of arrangement.  In connection with the plan of arrangement, we changed our name to China Ventures Inc.

Effective December 16, 2004, we changed our name to China Education Resources Inc. and effected a five (old) for one (new) common share consolidation.  Information contained in this registration statement gives retroactive effect to the share consolidation.

Neither we nor any of our subsidiaries have been involved in any bankruptcy, receivership or similar proceedings.

Our common shares currently trade on the TSX Venture Exchange in Canada under the trading symbol “CHN.”

Our principal corporate office is at 1118 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia V6C 3L2.  Our phone number is (604) 683-6865.

We maintain a company website at www.chinaeducationresources.com.  Information contained on our website does not form part of this registration statement.

Our Material Business and Corporate Acquisitions

We are involved in the development and distribution of educational products and related services in China.  We have been operating in China since 1997 and until recently managed businesses in education, technology and mining.  In 2002, we refocused our strategic efforts in China on niche markets in the education sector where we could establish a competitive advantage by developing products and services for underserved markets.  Consequently, during fiscal 2002, we elected to wind down our operations in the technology and mining sectors and concentrate on the education sector.  The major events or conditions that have influenced the general development of our business over the last three financial years are described below.

Acquisitions and Investments in 2001

Circumplex Networks, Inc. (“Circumplex”)

At April 1, 2001, we had an 80% interest in Circumplex, which made investments in ECN Solutions Ltd., a provider of wireless networking solutions and training services in China.  Effective on April 1, 2001, we acquired an additional 10% interest in Circumplex for $10,000.  The acquisition increased our interest in Circumplex to 90%.

ECN Solutions Ltd. (“ECN”)

ECN was established in Beijing, China, on December 28, 2000 and its primary business plan was to sell and operate wireless networking solutions and provide training services in China.  In February and March 2001, we, through Circumplex, invested a total amount of $1,208,000 for an 80% interest in ECN, for an effective ownership interest of 72%.  In December 2001, Circumplex’s ownership interest was reduced from 80% to 70% after ECN satisfied debt obligations by issuing additional ownership interests to a debt holder.  After giving effect to the reduction, our effective ownership interest in ECN was reduced to 63%.  ECN terminated its business operations in 2002 after failing to effectively commercialize its products and services.  In 2002, we recognized a net gain of $67,000 on the discontinued operations of ECN and wrote off all remaining assets of ECN, with the exception of two automobiles that are expected to be sold in the second half of 2004 to satisfy the remaining liabilities of the business.  We also repatriated $400,000 of the cash held by ECN as part of the termination of its business.

CEN Smart Networks Ltd. (“CEN Smart”)

CEN Smart was established in Beijing, China, on April 24, 2001.  CEN Smart’s primary business is offering ESL educational learning systems for primary and middle schools in China.  In June and September 2001, our wholly owned subsidiary, CEN Overseas, invested an aggregate amount of $379,223 for a 90% interest in CEN Smart.

Acquisitions and Investments in 2002

Today’s Teachers Technology & Culture Ltd. (“TTTC”)

TTTC is a distributor of educational products based in China.  We acquired our interests in TTTC in two arm’s length transactions.

On August 1, 2002, we, through CEN Smart, acquired a 70% interest in TTTC, for an effective ownership interest of 63%.  The acquisition was accounted for using the purchase method and the results of operations of TTTC have been consolidated with our results from the date of acquisition.  We paid an aggregate purchase price for TTTC of $399,709, inclusive of acquisition costs, consisting of cash in the aggregate amount of $285,726 and 1,706,135 of our common shares valued at $113,983.  Of the 1,706,135 common shares, 1,406,135 common shares were issued on the acquisition date and valued at $0.055 per share based on the average market price of our common shares over the five day period before and after the date the final terms of the acquisition were agreed.  The remaining 300,000 common shares were issued on November 7, 2002, subsequent to the acquisition date, and represented agreed consideration to a non-related third party consultant for work performed directly in relation to the acquisition.  These common shares were valued at $0.125 per share based on the market price of our common shares on the date the consulting agreement was signed.

On December 16, 2004, we, through CEN Smart, acquired an additional 17% interest in TTTC from a group of shareholders, increasing our effective ownership interest to 78.3%.  We issued 400,000 common shares, valued at $0.52 per share based on the market price of our common shares on the closing date, for the additional 17% interest in TTTC.  In connection with the transaction, TTTC agreed to spin off its interest in two projects to the selling shareholders:  a textbook project developed for several local markets and its interest in another textbook project developed to help students and teachers use existing computer networks in schools. The approximate selling price for these two projects is 760,500 RMB ($117,000 CDN).

CEN Smart

In August 2002, our wholly owned subsidiary, CEN Overseas, made an additional capital contribution of $200,000 in CEN Smart.  Our 90% interest in CEN Smart remained unchanged after this additional capital contribution.

Anhui Richer

In 1998, we and a State Owned Enterprise (“SOE”) in China established Anhui Richer Mines Co. Ltd. (“Anhui Richer”) under the terms of an owner’s agreement.  We undertook to contribute $5,800,000 in cash or mining equipment to Anhui Richer on account for our 80% interest, and the SOE undertook to contribute $1,450,000 to Anhui Richer by transferring assets less liabilities relating to the Magushan Copper & Molybdenum Mine and the Xuanzhou Iron & Sulphur Mine for the SOE’s 20% interest.  The mines were operated by the SOE on behalf of and for the benefit of Anhui Richer.

Effective November 29, 2000, we and the SOE amended the owners’ agreement.  Under the terms of the amendment, our investment obligation was reduced from $5,800,000 to $750,000, and the Magushan Copper & Molybdenum Mine and the Xuanzhou Iron & Sulphur Mine was transferred from Anhui Richer to the SOE.  Subsequent to the execution of the amendment, we contributed $580,000 in cash to Anhui Richer for a total investment of $751,754 (including $171,754 invested in 2000).  The investment in Anhui Richer was accounted for on the cost basis.

In 2001, Anhui Richer ceased its exploration activities and we initiated discussions with the SOE to liquidate Anhui Richer and we wrote off our investment.  In 2002, we reached a final settlement agreement with the SOE that effectively forgave $144,859 owed by us to Anhui Richer, which was recognized as income in 2002.  We no longer hold any interest in Anhui Richer.

Acquisitions and Investments in 2003

Northern Education Books Ltd. (“NEB”)

NEB is a distributor based in China and specializes in the distribution of high school examination guides.  On September 26, 2003, we, through CEN Smart, acquired an 80% interest in NEB, for an effective ownership interest of 72%.  The acquisition has been accounted for using the purchase method and we consolidated the results of operations of NEB with ours from the date of acquisition.  We paid an aggregate purchase price for NEB of $895,720, inclusive of acquisition costs, consisting of cash in the aggregate amount of $97,508 and 1,138,694 of our common shares valued at $798,212.  Of the 1,138,694 common shares, 600,000 were issued on October 14, 2003 at $0.675 (CDN$0.95) per share and the remaining common shares of 538,694 were issued on June 28, 2004 at $0.7165 (CDN$0.95) per share.  The total share consideration was based on three times audited profit after tax of NEB as of December 31, 2003 and management’s assessment of NEB’s performance during the last three months ended December 31, 2003.  The common shares were valued on the average market price of our common shares over the 5-day period before and after the date the final terms of the acquisition were agreed.

Jilin Wales Trading Company (“Jilin Company”)

On June 6, 2003, CEN Smart signed an agreement with Jilin Wales Trading Company (“Jilin Company”) to invest $104,988 (RMB 870,000) in an ESL project.  CEN Smart provided the funding of the research and the voice recognition technology for the ESL project.  Jilin Company is responsible for the content, editing, software production, and distribution.  The Company and Jilin Company agreed to cease work on the project because of deficiencies in the voice recognition technology.  The Company has recorded a charge of $36,201 (RMB 300,000) reflecting the impairment of the investment to its fair value.  The carrying value of the ESL project represents management’s best estimate of the fair value as at June 15, 2005.

Changchun Northern Educational Book Ltd. (“Changchun Ltd.”)

On October 27, 2003, NEB signed an agreement with Changchun Ltd. to invest in a one-time primary school book project. The total budget for this project is $24,135 (RMB 200,000), of which NEB agreed to invest $15,688 (RMB 130,000) and Changchun Ltd. agreed to invest $8,447 (RMB 70,000).  The primary school book project is a project to create and distribute a primary book to meet specific requirements of a particular school district.  The parties have agreed to share profits based on their investment which is 65% of NEB and 35% of Changchun Ltd.  This projected was completed in April 2004.  Our share of the profit was $10,144 (RMB 84,000).

Jilin Industrial University Research Center for Firefighting Technology (“Jilin Technology”)

On October 27, 2003, NEB signed an agreement with Jilin Industrial University Research Center for Firefighting Technology (“Jilin Technology”) to invest in a university investment book project.  The total investment of the project is $72,426 (RMB 600,000) which NEB agreed to invest $65,168 (RMB 540,000) and Jilin Technology agreed to invest $7,258 (RMB 60,000) in the project.  As at March 31, 2005, NEB has invested $64,559 (RMB 578,000).  The profit and loss sharing ratio is based on the amount of investment.  Accordingly NEB will share 90% of the total profits or losses.  We anticipate that the project will be completed by the end of 2005.

Acquisitions and Investments in 2004

In February 2004, NEB entered into an agreement with Changchun Northern Educational Book Ltd. (Changchun Ltd.) to invest in an examination notes project for primary and secondary schools.  The total investment of this project is $60,393 (RMB 500,000).  NEB invested $37,711 (RMB 312,500) and Changchun Ltd. agreed to invest $22,682 (RMB 187,500) in this project.  The profit and loss sharing ratio is based on the amount of investment, accordingly NEB will share 62.5% of the total profits and losses.  We anticipate that the project will be completed by the end of 2005.

In February 2004, NEB entered into an agreement with Changchun Culture Library Co. Ltd. (Changchun Culture”) for a book project.  The total investment of this project is $82,091 (RMB 680,000).  As at March 31, 2005 , NEB has invested $69,752 (RMB 578,000) in this project.  Changchun Culture agreed to invest $12,339 (RMB 102,000) in this project.  The profit and loss sharing ratio is based on the amount of investment.  Accordingly NEB will share 85% of the total profits and losses.  As at June 15, 2005, the development of the project has not bee completed.

On December 16, 2004, we, through CEN Smart, acquired an additional 17% interest in TTTC from a group of shareholders, increasing our effective ownership interest to 78.3%.  We issued 400,000 common shares, valued at $0.52 per share based on the market price of our common shares on the closing date, for the additional 17% interest in TTTC.  In connection with the transaction, TTTC agreed to spin off its interest in two projects to the selling shareholders:  a textbook project developed for several local markets and its interest in another textbook project developed to help students and teachers use existing computer networks in schools. The approximate selling price for these two projects is 760,500 RMB ($117,000 CDN).

Business Overview

Overview

We are focused primarily on the distribution and development of educational and training materials in China.  In 2002, Chinese consumers spent more than $40 billion on education.  According to Eduventures.com, a United States based research firm, the forecast for education spending will climb to $90 billion in 2005.  This information is contained in a report dated February 2001, entitled “Education is the Import that China Really Wants.”  The report is an overview of the education market, and explores the Chinese government’s commitment in the education sector.  Our main target market is the kindergarten to grade 12 markets in China.

We, through our subsidiaries in China, CEN Smart and TTTC, develop Psychology, Information Technology, Kindergarten and ESL textbook materials according to provincial and national curriculum standards.  NEB specializes in the distribution of high school examination guides, which are course or book study guides similar to “Coles Notes” in Canada and “Cliff Notes” in the United States.  Currently, substantially all of our revenues are derived from our interests in TTTC and its textbook distribution business.  Our cash flow and financial condition is dependent on TTTC.

In addition, we are exploring two new business opportunities:

The New Happiness Kindergarten Schools - We plan to establish a chain of kindergarten schools called “The New Happiness Kindergarten Schools,” following a recent decision by the Chinese Central Government to encourage private capital investment into the kindergarten sector.  TTTC is a leading developer of Kindergarten curriculum product.  TTTC has developed the only bilingual (Chinese and English) Kindergarten curriculum product approved by the Ministry of Education.  We tested this curriculum in 300 kindergarten schools in China.  The objective of the test is to determine if the curriculum improved student learning, to gauge market acceptance of our Kindergarten curriculum and to determine if parents are willing to pay a premium to send their children to schools that use our kindergarten curriculum.  Most of these kindergarten schools were able to increase enrollment and tuition after introducing the TTTC kindergarten curriculum.  We are continuing to evaluate market acceptance of the curriculum and the progress of the kindergarten schools using the curriculum.

Our current plan is to acquire majority interests in some of the kindergarten schools which are using our kindergarten curriculum.  We currently have no kindergarten schools in operation and do not anticipate that we will acquire any interests in kindergarten schools until we have completed our evaluation of the market acceptance of the curriculum, we evaluated the financial viability of the kindergarten schools we will consider acquiring, we have completed a competitive analysis and we have raised sufficient financing to complete such acquisitions and fund the working capital requirements of the kindergarten schools we acquire, if any.  We do not anticipate that we will acquire any kindergarten schools until at least  the second half of 2005, if at all.

CERSP Web-based Educational Platform:  We plan to commercialize a web-based educational resources platform, we refer to as CERSP.  The CERSP platform can be accessed at www.cersp.com (China Education Resources and Services Platform).  When fully launched, CERSP is expected to provide a variety of products and services targeted at the kindergarten to grade 12 market in China.  CERSP is an interactive system designed to collaborate with the sectors of education, publishing, and distribution to provide students and teachers with quality products and solutions in a real-time operation.  In April, 2004, we began an initial six-month test of the platform in 542 schools in various regions in China.  The initial testing districts are in Beijing, Tianjin City and Hebei Province.  The objective of the initial test is to gauge the market response to this new system of distribution.  We are evaluating the results of the initial test and are continuing the testing of the platform in the initial test schools.  Management is currently in discussion with the education authorities of several other regions in China to include these regions in subsequent tests.  We intend to change the CERSP platform based on the feedback we receive from teachers, students, administrators and commissions that use the platform.

We plan to earn revenue from membership fees, download fees, distribution income, advertising, on-line consulting service, and hosting fees.  During the test period, our CERSP platform is operational, but we charge no fees and earn no revenue from the platform.  We do not anticipate that we will begin to charge fees or earn any revenues from the services that we offer until we have fully tested and evaluated the platform; the platform has gained market acceptance and is used by teachers, students and school administrators; the platform has been approved by the education authorities and we have raised sufficient financing to fully develop the platform and fund the working capital requirements of operating the platform.  We do not anticipate that we will earn any revenues from our CERSP platform until at least the 4th quarter of 2005, if at all.

Our growth has been primarily through acquisitions of established companies operating in China, and we may make additional acquisitions in the future.  Our core business strategy is to develop, market and distribute educational products and services for the kindergarten to grade 12 markets in China.

The Chinese Educational System

Since 1949 when the People's Republic of China was founded, the Chinese government has considered education an important component of its economic development.  Recently, with the emergence of its market economy, education has become a priority in China.

According to the National Bureau of Statistics of China for 2003, the gross domestic product (“GDP”) of the country was calculated at $1.4099 trillion (~ RMB11.6694 trillion), with an annual real rate of GDP growth at 9.1%; 1.1 percentage points more than 2002.  The average Chinese family sets aside 10% of its savings for education according to the United Nations Educational, Scientific, and Cultural Organization.  We believe that many parents are willing to invest in their children for better and higher education because it is critical for their future opportunities and advancement.  The educational system in China is under pressure to reform and develop.  China understands the country's international competitiveness will depend greatly on the quality of its human resources.  On March 14, 2004, the second session of the 10th National’s People’s Congress concluded that China advocates “putting people first” as its development model. The Chinese government sets education as a strategic priority in the China Agenda for Education.

The Chinese central government, through the Ministry of Education, manages education in China at a macro level, responsible for carrying out related laws, regulations, guidelines and policies of the central government; planning development of education sector; integrating and coordinating educational initiatives and programs nationwide; maneuvering and guiding education reform countrywide.  To a large degree, the provincial governments are left to implement basic education through development of teaching plans to supplement the required coursework from the central Ministry of Education and the funding of basic education in poorer areas.  Provincial level governments have the main responsibilities for implementing basic education on a day to day basis.  China has set up an education system with government as the major investor and social partners as co-investors.

Since 1978, Chinese government has promulgated such codes as Degree Statute of the People's Republic of China, Law of Compulsory Education of the People's Republic of China, Law of Teachers of the People's Republic of China, Law of Protection over Juveniles of the People's Republic of China, Education Law of the People's Republic of China, Statute for Teacher's Eligibility and Law of Higher education of the People's Republic of China, and released more than ten sets of education administration regulations. The Ministry of Education, within its jurisdiction, has issued more than 200 sets of administrative rules and regulations, significantly facilitating development of education of different natures.

Education is funded by a variety of sources: schools directly controlled by the central government are generally funded from the central financial pool; schools controlled by local governments are supported by local governments, the Central Government and fund raising projects initiated by these schools themselves; schools sponsored by township and village governments and by public institutions are mainly financed by the sponsor institutions and subsidized by local governments; private schools are funded by sponsors (including collecting tuition from students and soliciting contributions).

In China, primary and secondary education takes 12 years to complete.  Primary education generally is six years, and junior middle school and senior middle school is three years each. Children generally begin primary school at the age of six.  In 1986, China passed the Compulsory Education Law of the People's Republic of China (the "Compulsory Education Law"), which dictates that nine years of compulsory education (grades 1 through 9) is to become mandatory and requires that Provincial and local governments take the necessary steps to ensure that all students receive at least the required nine years of education. The goal of the Compulsory Education Law, as well as the subsequent Guidelines for the Reform and Development of Education in China, put forth by the Chinese State Education Commission in 1993, was to universalize compulsory education and to eliminate illiteracy among the Chinese people. According to the Bulletin of Statistics on National Educational Development in 1999 issued by the Ministry of Education, the nine-year compulsory education has covered 80% of China's population since its inception.  In 2002, China began to aggressively incorporate English into its elementary school curriculum.

In 1999, there were approximately:

•

582,300 primary schools countrywide with an enrollment of 135.5496 million students and enrollment rate of school-age children reached 99.09%;

•

64,400 common junior middle schools nationwide with admission of 21.8344 million students and enrollment of 58.1165 million students; and

•

14,100 common high schools nationwide with admission of 3.9632 million students and enrollment of 10.4971 million students.

On March 3, 2004, the State Council approved and disseminated the 2003-2007 Action Plan for Invigorating Education in the 21st Century, which was formulated by the Ministry of Education.  The plan recognizes the need to make China competitive in the world economy and provides a blue print to speed up educational reform and development in China.  The plan is based on two fundamental concepts to “Rejuvenating China Through Science and Education” and “Reinvigorating China through Human Resource Development.”  The objectives of the plan are to establish a well-to-do society and perfect the socialistic market economy in China.  The plan has the following guidelines:

Consolidate Achievements.  Consolidate and universalize the Nine-Year Compulsory Education plan in the areas inhabited by 92% of the population and eradicate illiteracy among young and middle-aged groups.  Maintain the achievements in senior secondary education, especially secondary vocational education and the achievements in mass higher education with a goal of a gross enrollment rate of 17%.

Deepen Reform.  Deepen educational reform gradually from macro level to micro level with overall planning and clear priorities. Promote reform and innovation in training modes, management system, curriculum, teaching methodologies and teaching content effectively.

Quality Improvement.  Further change governmental functions to carry out administration by laws, govern the practices in education strictly and strengthen management. While accelerating the development, regard quality improvement as the most important task to have a rational understanding of quality, improve the quality assessment system and guide the educational institutions into justified competition.

Continue Development.  Devotion to the educational development so that the public will have the access to high-quality education.  Consider the sustainable development of education as well as the cohesive development between education and economy and society.

Although China has had remarkable achievements in educational development and educational reform, it recognizes that it faces challenges for future educational development with an increasing demand for education and limitations on resources and capacity.  China recognizes that the infrastructure, teacher training, management system and operations of the educational system must be improved to meet the needs of modernization.  China has highlighted two strategic priorities to focus on major issues and define key solutions:

Rural Area Educational Development:  The comprehensive educational reform in rural areas will be deepened and the new management system with the county-level government as the main management body will be implemented.  In addition, the system for facilitating students with poor economic background will be improved and the efforts in building up a teaching cohort in primary and secondary schools will be further intensified.  Moreover, the “Programme for Modern Distance Education in Primary and Secondary Schools in Rural Areas” will be implemented as well.

Major Projects Initiative:  Six major projects are included into the 2003-2007 Action Plan to cover all the educational undertakings that must be completed before 2007:

1.

The ‘Project for Quality-Oriented Education in the New Century’ aims at promoting quality-oriented education, strengthening moral education in schools, deepening curriculum reform and the reform of evaluation system in basic education, actively developing senior secondary education, pre-school education and special education, thoroughly improving the physical well-being, moral integrity, and artistic attainment of the students, promoting the studies of Chinese language and Chinese characters.

2.

The ‘Programme on Innovation in Vocational Education and Training’ to change the mode of vocational education into an employment-oriented one and to adopt an ‘order-form style’ or ‘module style’ characterized by a close link between employers and vocational schools. We will speed up the cultivation of a large pool of urgently needed technical human resource, especially the senior technicians of all types to actively contribute the transfer of labor force from rural areas and agriculture to urban areas and non-agricultural industries.

3.

The ‘Programme on Teaching Quality and Teaching Reform in Higher Education Institutions’ places emphasis and efforts on the teaching reform and the establishment of an evaluation and quality assurance system.

4.

The ‘Programme on Employment Promotion for University Graduates’ to strengthen the construction of leadership system, operation mechanism, policy framework and service system for university graduates employment, and to deepen reforms both in and outside the domain of education orientated by the labor market.

5.

The ‘Educational Informationization Construction Programme’ to intensify efforts in infrastructure construction, resource building, talents training, and the application of IT inside the educational circle.

6.

The ‘Programme on Building Up A Competent Teaching and Administrating Cohort’  to prioritize personnel system reform for teaching staff to reinforce the management of school scale so that all the teaching positions and different units inside schools can be planned scientifically.  A teacher certificate system will be implemented with the policy of ‘accessing with qualifications, competing for vacancies, and working with employment contracts’. Additionally, this new Action Plan will further promote this practice and improve the teacher training system and the further education system for in-service teachers.

The plan emphasizes the use of information technology in education and training.  The plan also calls for an increase in financing for education and contains a commitment by the Ministry of Education to raise educational appropriations in the budgets of the Provinces.

Development of Teaching Materials

After the founding of the People's Republic of China in 1949, the Chinese government devoted attention to the preparation and production of school textbooks and other teaching materials.  In 1950, the Ministry of Education formulated curricular standards for primary schools.  In 1956, 1963, 1978 and 1986, four conservative sets of syllabuses of subjects taught in primary and secondary and secondary schools were formulated, and eight sets of school textbooks were complied and published by the People's Education Press for nationwide use in compliance with the requirements set in these syllabuses.

In 1992, syllabuses of various subjects taught in full-time primary and secondary schools were drafted to provide guidance for teaching and complying the textbooks used in primary and secondary schools within the nine-year compulsory education.  The new textbooks for regular senior secondary education linking the nine-year compulsory education which was implemented in 1993 in under pilot program in Shanxi Province, Jiangxi Province and Tianjin.

As China is a vast country with significant regional disparities in economics, and social development, it is quite understandable that the conditions of different schools varied, and consequently, this has led to the development of multiple sets of textbooks at various levels to meet the needs of different localities and with their own specific characteristics and styles.  For this reason, in 1986, the former Ministry of Education adopted a policy of diversifying the preparation and production of school textbooks in the whole country under the condition that unified basic requirements must be complied with.  In areas where conditions permit, regional educational departments, educational institutions, experts, scholars and individual teachers are encouraged to compile textbooks for subjects taught in primary and junior secondary schools in compliance with the basic requirements set forth in the syllabuses of nine-year compulsory education schooling. As a result, different sets of textbooks compete with each other bringing a radical change to the old practice in which only one set of textbooks was used throughout the whole country and promoting the prosperous development of school textbooks.  By 1998, there are over 2,000 books for local educational departments to choose and use in the light of their actual needs.  In addition, a lot of reference and manuals for teachers, illustrated booklets, atlas for school usage, wall charts, slides and audio-visual materials for classroom instruction or supplementary booklets for homework have been produced to complement and supplement the textbooks.  A number of items of computer software developed for school use have been produced.  The textbooks for special education have been compiled (by the State Education Commission) to meet the needs of special education development.  Many supplementary teaching materials with local color and flavor have been produced in many localities to meet the needs of local economic and cultural development.

To ensure the quality of textbooks and other teaching materials produced, a system of examination and approval of textbooks has been established in China.  All textbooks for obligatory subjects taught in primary and secondary schools have to be examined and approved by the State Textbooks Examination and Approval Committee before publication in terms of ideological content, scientific spirit and adaptability to classroom instruction.  The textbooks approved are allowed to be used by the local educational departments.  However, supplementary teaching materials with local figures are to be examined and approved by a Provincial-Level School Textbook Examination and Approval Committee and allowed to be used within the province concerned.

Our Distribution Business

We, through our subsidiaries, TTTC, CEN Smart and NEB, work in cooperation with the Ministry of Education and Provincial governments to develop Chinese and English language textbooks, ESL training materials and examination guides for the Chinese market.  Our strategy is to create a strong position in certain niche subject areas.

Our Products

We sell a variety of products to various Provincial and Municipal Education Commissions, which, in turn, distribute the products to the schools which they supervise.  These products include:

•

Textbooks:  TTTC’s major product line includes textbooks and other educational materials.  TTTC develops textbooks in the following subject areas:

Psychology:  TTTC produces 12 titles of psychology textbooks used in grades 1-12.  The textbooks are produced in the Chinese language.

Information Technology:  TTTC produces an Information Technology (IT) textbook designed for use in all Chinese markets.  The textbook is in the Chinese language and has been approved at the national level for use in grade 10.

Kindergarten Curriculum:  TTTC produces 15 titles of kindergarten materials which are used as part of a comprehensive kindergarten curriculum.

TTTC sales accounted for $4,415,467 or approximately 67.5% of our consolidated revenue in 2004; $4,083,000 or approximately 68.7% of our consolidated revenue in 2003, and $1,993,000 or approximately 97% of our consolidated revenue in 2002.

•

ESL Training Materials:  The major product line of CEN Smart is ESL (English as a Second Language) training materials.  These ESL training materials consist of four ESL textbooks used by schools, business and individuals to learn English as a second language.

CEN Smart sales accounted for $95,854 or approximately 1.5% of our consolidated revenue in 2004; $258,400 or approximately 4.3% of our consolidated revenue in 2003, and $58,000 or approximately 3% of our consolidated revenue in 2002.

•

Examination Guides:  NEB distributes high school examination guides.  These examinations guides are course or book outlines that assist students in preparing for high school examinations.  These examination guides are typically distributed though the Municipal Education Commissions.

NEB sales accounted for $2,030,030 or approximately 31% of our consolidated revenue in 2004 and $1,597,234 or approximately 26.9% of our consolidated revenue in 2003.

Our Psychology textbooks have an average retail price per book of less than $1 (~RMB5), Information Technology textbooks have an average retail price per package with CD of less than $2.5 (~RMB20), kindergarten educational materials have an average retail price per package of approximately $3 (~RMB25).  Our high school examination guides have an average retail price per book of around $1.25 (~RMB 10).

Sales of educational materials constitute substantially all of our revenues.  We sold approximately 3,787,000 books in 2002, approximately 12,168,000 books in 2003, and 15,314,000 books in 2004.. We estimate that our market share of the textbook and educational materials market is less than 1%.

We develop products for niche markets that are underserved by larger competitors.  We target niches based on information obtained from the Ministry of Education, provincial governments, educators, authors and education administrators.  In the last two years, we have discontinued a number of textbooks in certain subject areas to concentrate on niches where we believe we can establish a competitive market position.

Our Authors

Our textbooks and other published materials are written by various authors in China.  These authors are usually teachers, university professors or experts in field in which they publish.  We contract with the authors to create the content for our textbooks.  Under the terms of our contracts, we own the copyright on all materials produced for us by these authors.

We generally pay each author a fixed fee of RMB50 to RMB100 (~$6 to $12) per 1,000 Chinese characters in each textbook produced and an assignment of the copyright to content they produce.  Each textbook contains approximately 200,000 to 300,000 Chinese characters depending on the subject.  We have also agreed to pay one author a royalty of 3% based on textbook sales of one textbook title.  We do not typically pay royalties.

We have used approximately 30-40 authors to produce textbooks and other learning materials for us.  We maintain a good relationship with these authors.

We also enter into agreements to use and publish educational materials developed by others.  On January 23, 2003, we entered into a Print Rights Agreement with InternetESL.com. under which we were granted rights to use and sell the kindergarten to grade 8 school teaching materials developed by InternetESL.com.  Under the terms of the agreement, we agreed to permit InternetESL.com to add a link to our CEN website and InternetESL.com agreed to pay us 5% commission for any individual that subscribes for the InternetESL course through the CEN website.  We may enter into similar agreements in the future.

Publishing

Under current Chinese law, private companies such as TTTC are not permitted to act as publishers and publishers are state owned.  We currently work, and enter into cooperation agreements, with state owned publishers under arrangements where we develop and furnish the content of our textbooks and the publishers publish the textbooks on our behalf.

In August 2004, the State Administration of Press and Publications announced in line with pledges China made upon entry into the WTO in 2001 that foreign companies will be enter the publishing business by the end of 2004.  We have not had the opportunity to evaluate the impact that these new rule changes will have on our business or operations.

We anticipate that we may face increased competition from foreign competitors who enter the market and the profit margins on our products may decrease if our competitors compete on price or are able to publish their textbooks at lower cost.  We may also have greater flexibility in publishing our educational materials and we may be able to publish our textbooks at lower cost.  As of the date of this registration statement, we are unable to predict the impact that these new rule changes will have on our business or results of operations.

Our Printing and Distribution Systems

We contract with printing companies to print our textbooks and other materials.  The main printing companies that we use in China include Anhui Wuhu Printing Company in Wuhu, Tianjin Jixian Hongtu Printing Co. in Tianjin, Anhui Xinhua Printing Company in Hefe, Chengdu Junqu Printing Co. in Chengdu, and Sichuan Wuzhou Printing Co. in Wuzhou.  We select printers based upon quality, price and proximity to our end user.

We receive orders for educational materials by telephone, faxes, online or through orders taken by our sales persons who visit the various locations.  We generally print textbooks after orders are received.

Our printed materials are drop shipped to schools based on orders are received from the Education Commissions or through the Xinhua Bookstore system.  We recently expanded our distribution capability by signing a series of agreements with Xinhua Bookstore, the largest retail bookstore chain in China, whereby Xinhua Bookstore will distribute TTTC products to the Education Commissions.  Under the terms of these agreements, Xinhua Bookstore has agreed to distribute TTTC textbooks in various subject areas in the 13 Provinces.  Xinhua Bookstore has also agreed to promote, procure orders and distribute TTTC products to the school systems.  The distribution agreements have a term of one year.  Under the terms of these distribution agreements, we print textbooks to fill orders and ship the textbooks to Xinhua Bookstore for distribution.  Xinhua Bookstore pays us for the textbooks upon delivery and collects payment from the schools.  Xinhua Bookstore assumes the risks of collection.

Our Geographical Markets

We currently distribute products into the following Provinces:

Province	Products
Ningxia:	Psychology textbooks, Information Technology (IT) textbooks, Kindergarten curriculum, ESL training materials, examination guides
Guangdong:	Psychology textbooks, Information Technology (IT) textbooks, Kindergarten curriculum, ESL training materials, examination guides
Anhui:	Psychology textbooks, Information Technology (IT) textbooks, Kindergarten curriculum, ESL training materials, examination guides
Sichuan:	psychology textbooks, Information Technology (IT) textbooks, kindergarten curriculum, ESL training materials, examination guides
Hainan	Psychology textbooks, Information Technology (IT) textbooks, Ecology text books, Kindergarten curriculum, ESL training materials, examination guides
Jilin:	Psychology textbooks, Information Technology (IT) textbooks, Kindergarten curriculum, ESL training materials, examination guides
Jiangsu:	Psychology textbooks, Information Technology (IT) textbooks, Kindergarten curriculum, ESL training materials, examination guides
Liaoning	Psychology textbooks, Information Technology (IT) textbooks, Kindergarten curriculum, ESL training materials, examination guides
Henan	Information Technology (IT) textbooks
Shanxi	Psychology
Hubei	Information Technology (IT) textbooks
Inner Mongolia	Information Technology (IT) textbooks, Kindergarten curriculum

Our Sales and Marketing Strategy

Our sales and marketing strategy is to concentrate our resources on marketing products to niche markets. Currently, we focus our efforts on marketing Psychology textbooks, IT textbooks, Kindergarten curriculum products and high school examination guides in the Provinces mentioned above.

We employ sales persons that make sales calls to the Ministry of Education and Provincial Education Commissions.  These education commissions are the primary customers for our products, which approve the purchase of our products for the various schools under their jurisdiction.  Information and requests obtained by our sales persons from education commission are also used to assist us in developing educational products and identifying new products and opportunities.  Our sales force is also actively involved with educators in developing curriculums based on the products we produce.  Our sales persons regularly visit provincial education officials, administrators, schools and teachers to market and sell our products.  Many of our sales persons have been employed by TTTC and have sold educational products to education commissions for the past 12 years.

We recently entered into agreements with Xinhua Bookstore to promote, procure orders and distribute TTTC products to the schools.

On April 27, 2004, we announced the launch of a new web-based educational platform: www.cersp.com.  The platform provides a variety of products and services aimed at the kindergarten to grade 12 market in China.  We anticipate that www.cersp.com will allow us to market and sell our products using the Internet.

Governmental and Provincial Regulation and  Approval of Educational Materials

Every textbook we produce is subject to the approval of either the Central Government Ministry of Education or a Provincial Education Commission, depending upon the target market of the textbook.  We are not able to sell our products without such approvals.  Once the textbook has been approved by the relevant government authority, the textbook is then available for purchase by the school system.  The approval process is a two-step process.  The first step involves the creation of an outline to meet a specific requirement set out by either the Ministry of Education or by a Provincial Education Commission and a final approval of the finished product.  The approval process may take from three months to several years depending on the subject matter.  Once approval is received, the textbook producer is free to produce the textbook and offer it for sale in the jurisdiction that approved the outline either National or Provincial.  Each jurisdiction will have approved several textbooks in each subject area and all textbooks are placed on certain “approved lists” from which the schools in each jurisdiction can chose which textbook they will purchase.

Chinese law governs most of our material agreements, many of which are with Chinese government entities.  We use Chinese lawyers to assist us in preparing our agreements.  Although we negotiate provisions to protect our rights under these agreements, China's system of laws and the enforcement of existing laws may not be as certain in implementation and interpretation as U.S. or other laws.  The Chinese judiciary is relatively inexperienced in enforcing corporate and commercial law, leading to a higher than usual degree of uncertainty as to the outcome of any litigation.

Competition in the Textbook Business

According to Eduventures.com, a United States based research firm, the spending in the education sector in China will climb to $90 billion by 2005.  In the core subject areas of math, science and language arts, the competition is intense.  We focus on other niche areas such as Psychology, IT, Kindergarten curriculum development, high school examination guides, that we believe are not particularly well served by the large established textbook publishers and areas where there may be opportunities to establish a competitive market position.  Currently, we are one of the leading distributors of psychology textbooks in the kindergarten to grade 12 markets.

We compete with over 500 publishing houses in China in developing, printing and selling educational materials in China.  The major competitors producing Psychology textbooks in China include Kaiming Publishing House, Beijing Publishing House and Science Publishing House.  The major competitors producing IT materials in China include Beijing Normal University Publishing House, Shanxi Education Publishing House, Guangxi Education Publishing House and Encyclopedias Publishing House.  The major competitors producing Kindergarten materials in China include Fujian Children Publishing House, China Children Publishing House, Shanghai Children Publishing House and Beijing Normal University Publishing House.  While our competitors vary in size and financial strength, we believe that many have competitive advantages over us in the following areas:

Financial Resources:  We compete with many larger, more established competitors.  Many of these competitors have diverse businesses and are better capitalized.  In some cases, these are new competitors that are entering the educational market in China and may offer products and services at lower costs to build market share.

Government-Owned Entities:  We compete directly with government-owned enterprises that receive subsidies, funding and other support from local governments.  Government-owned enterprises are not normally run as profit-enterprises and may sell educational materials at lower cost.  Government-owned enterprises may receive approval for their educational materials more promptly than private enterprises, and government-owned enterprises are generally able to distribute all of the materials they publish.  Currently there are restrictions on a private company’s ability to publish textbooks so we are required to use government-owned publishers to publish our educational materials.  Government-owned publishers may publish and print their educational materials at lower costs.

Product Offerings:  Many of our competitors offer complete lines of educational products, textbooks and services.  Our competitors may be able to offer their products at lower costs based on their ability to offer a comprehensive line of educational products to customers.  These competitors may also offer educational products that are integrated and sold in packages.  Our strategy is to focus on underserved niche segments in the market and to develop and sell products to serve unique demands.

Sales Channels:  Many of our competitors have existing sales and distribution channels for their products.  Government-owned enterprises have existing long-term relationships with the Xinhua Bookstore system, the largest bookstore chain in China that is government owned.  We have only recently established an arrangement with the Xinhua Bookstore system to distribute our educational materials.  The Xinhua Bookstore system and purchasers of books through the system may be more familiar with the offerings of our competitors.

We believe that we can successfully differentiate our educational products from those of our competitors by developing quality products and services for underserved niche segments in the market.  Our strategy also allows us to avoid direct competition with larger competitors by developing educational materials for subjects and areas that it may not be practicable or economical for larger competitors to compete.  We also are able to develop educational materials more quickly than larger competitors or government-owned entities, which may be subject to more burdensome internal procedures and requirements.  We do not employ salaried authors to prepare our educational materials; instead, we use third-party authors that are experts and recognized in their respective academic fields, which may allow us to develop higher quality educational products than our competitors.  Finally, we employ professional sales persons, many who have regularly visited provincial education officials, administrators, schools and teachers to market and sell our products for the past 12 years.

Our New Happiness Kindergarten Schools

On February 18, 2004, we announced our plan to start a new chain of kindergarten schools to be called the “New Happiness Kindergarten Schools”.  We expect that all our New Happiness Kindergarten Schools will use the kindergarten curriculum materials developed by TTTC and provide teaching instruction to teachers and educational services to children in English and Chinese.

We tested the TTTC kindergarten curriculum in 300 kindergarten schools in China.  The objective of the test is to determine if the curriculum improved student learning, to gauge market acceptance of our Kindergarten curriculum and to determine if parents are willing to pay a premium to send their children to schools that use our kindergarten curriculum.  Most of these kindergarten schools were able to increase enrollment and tuition after introducing the TTTC kindergarten curriculum.  We are continuing to evaluate market acceptance of the curriculum and the progress of the kindergarten schools using the curriculum.  Our current plan is to acquire majority interests in some of the kindergarten schools which are using our kindergarten curriculum.

We currently have no kindergarten schools in operation and do not anticipate that we will acquire any interests in kindergarten schools until we have fully tested and evaluated the curriculum, we evaluated the financial viability of the kindergarten schools we will consider acquiring and we have raised sufficient financing to complete such acquisitions and fund the working capital requirements of the kindergarten schools we acquire, if any.  We do not anticipate that we will acquire any kindergarten schools in 2005.

Opportunity

The teaching materials and methods of Chinese Government-sponsored kindergartens are not able to satisfy the demanding needs of parents searching for high quality learning environment.  At the same time, Chinese society has begun to demand that the Kindergarten curriculum be taught in English and Chinese.  Our New Happiness Kindergarten Schools use English and Chinese in their curriculum.

China has begun to aggressively incorporate English into its elementary school curriculum.  We believe that there are several factors that will continue to influence demand for English language education in China:

•

China is the host of the 2008 Olympics and the Chinese government is beginning to initiate changes in the education system to include the English language as part of the curriculum;

•

China’s entry into the World Trade Organization (WTO) is motivating China to internationalize its education systems;

•

Many college graduates continue their academic careers in foreign countries where fluency in the English language is a necessity; and

•

China has a long-term plan to diversify its enterprise and government agencies on a more international level.

According to the 2001 market survey by the National Bureau of Statistics of China, the kindergarten and pre-school education market is comprised of 53 million children.  We estimate that there are currently in excess of 27 million kindergarten aged children in China.  The Chinese government has recently been encouraging development of privately operated schools.  We estimate that tuition fees range from $1,500 to over $15,000 on an annual basis in the top-level Chinese kindergartens.

Governmental and Provincial Regulation and  Licensing

Education Commission and Administration for Industry and Commerce as well as Bureau of Civil Affairs, Bureau of Commodity Prices and Administration of Taxation must approve each Kindergarten school.

Our Kindergarten School Strategy

We intend to acquire or establish Kindergarten schools that provide education programs in an interactive environment that will assist in the development of English language skills.  We intend to use a variety of multimedia, Internet content, textbooks, workbooks and educational software authored by us as part of a comprehensive kindergarten curriculum.  We intend to use standard methods and specifications for each of our Kindergarten schools.

TTTC has developed the only bilingual (Chinese and English) Kindergarten curriculum product approved by the Ministry of Education.  This curriculum has been tested and is being used by 300 Kindergarten schools in various parts of China.  The objective of the test is to determine if the curriculum improved student learning, to gauge market acceptance of our Kindergarten curriculum and to determine if parents are willing to pay a premium to send their children to schools that use our kindergarten curriculum.  We are continuing to evaluate market acceptance of the curriculum and the progress of the kindergarten schools using the curriculum.

We currently have no kindergarten schools in operation.  Our current strategy is to acquire interests in existing Kindergarten schools that use the TTTC Kindergarten curriculum.  We plan to make our first acquisitions of Kindergarten schools that use the TTTC Kindergarten curriculum in the cities of Shanghai and Tianjin, where we believe we have good relations with the Shanghai and Tianjin Education Commissions through our TTTC sales force.  We are currently interviewing individuals in those cities to fill certain key management positions and evaluating schools for acquisition.

We do not anticipate that we will acquire any interests in kindergarten schools until we have fully tested and evaluated the curriculum, we fully evaluated the financial viability of the kindergarten schools we will consider acquiring and we have raised sufficient financing to complete such acquisitions and fund the working capital requirements of the kindergarten schools we acquire, if any.  We estimate that we will budget $150,000 - $200,000 in connection with the acquisition of each school.  There is no guarantee that we will be able to raise sufficient capital to implement our plan to establish our New Happiness Kindergarten Schools.  We do not anticipate that we will acquire any kindergarten schools until at least the second half of 2005, if at all.

Our Sales and Marketing Strategy

We believe that the majority of parents will select a Kindergarten school based on education programs and curriculum offered by the school and based on the recommendations of other parents and teachers.  Our kindergarten curriculum was tested in 300 Kindergarten schools to determine if the curriculum improved student learning, to gauge market acceptance of our Kindergarten curriculum and to determine if parents are willing to pay a premium to send their children to schools that use our kindergarten curriculum.  Most of these kindergarten schools were able to increase enrollment and tuition after introducing the TTTC kindergarten curriculum.

Our marketing strategy will be to build awareness of our New Happiness Kindergarten brand name and promote our Kindergarten curriculum through our existing relationships with the test schools.  We also intend to develop a sales force to market our schools and may engage in some advertising and promotional campaigns.

We may also promote our schools on our csoll.com platform and using an Internet website.

Competition

The English language instruction and educational services industry is highly fragmented, varying significantly among different geographic locations and types of consumers.  Our ability to compete depends on our ability to improve existing or create new English language learning materials and courses to distinguish our New Happiness Kindergarten Schools from competitors.  Other providers of English language instruction to kindergarten students include individual tutors, small language schools operated by individuals and public institutions, and franchisees or branches of large language instruction companies, some of which operate internationally.  The smaller operations typically offer instruction in smaller day-care type settings while larger competitors offer services in institutional type settings at higher-prices.  Most providers of English language instruction and educational services to kindergarten children as small, privately owned schools run by family businesses with single locations.  We expect to compete directly with these family businesses.  We know of one large competitor, Kid Castle Educational Corporation, that is franchising kindergarten schools in China.  According to information reported in its SEC filings, Kid Castle officially launched its operations in Shanghai in April 2002.  Kid Castle reported that it served 323,000 children at over 2,800 locations in 2003, with only 60 company-operated kindergarten and franchise remedial schools in China.  Most of Kid Castle’s revenues were derived from its operations in Taiwan in 2003.  We anticipate that we may compete directly with Kid Castle, which has a longer operating history and greater experience in operating kindergarten schools in China.  We anticipate that other providers of English language instruction and educational services with greater resources than us may enter the market in China and compete directly with us in offering services to kindergarten students.

As the demand for English language skills rises, competing English language instruction and materials providers are likely to try to strengthen their positions in the market by expanding their operations, pursuing strategic alliances and acquiring small competitors. We plan to acquire interests in existing kindergarten schools as a strategy for entering the market.  We are in the process of evaluating the competition in Shanghai and Tianjin to assess the competitive positions of kindergarten schools we are evaluating for acquisition.  Increased competition in the kindergarten industry may adversely affect our ability to implement our plan to establish our New Happiness Kindergarten Schools.

CERSP Our web-based educational platform

On April 27, 2004, we launched a new web-based educational platform, we refer to as CERSP.  CERSP can be accessed at www.cersp.com (China Education Resources and Services Platform).  When fully launched, CERSP is expected to provide a variety of products and services targeted at the kindergarten to grade 12 market in China.  CERSP is designed to be a comprehensive, multi-faceted, interactive system which brings together for the first time a number of key resources and organizations in the sectors of education, publishing, and distribution in a real-time manner.  This is expected to provide students, teachers, and schools with practical solutions and products to cope with the tremendous changes now occurring in the Chinese educational system.

On April 27, 2004, we began an initial 6 month test of the CERSP platform in 542 schools in various regions in China.  The testing districts were in Beijing, Tianjin City and Hebei Province.  The objectives of the test were as follows:

•

Ascertain market acceptance of content provided on the website;

•

Ascertain the market’s willingness to pay for the content;

•

Ascertain the most appropriate payment mechanism; and

•

Identify and fix any technical problems which might arise in the platform or in any of the associated E-Commerce components of the platform

The initial results have been satisfactory with the platform receiving over 5.6 million site visits over the past twelve months.  Currently, there are about 86,000 articles posted on the site.

Management is currently in discussion with the education authorities of several other regions in China to include these regions in subsequent tests.  We intend to change the platform based on the feedback we receive from teachers, students, administrators and commissions that use the platform.

We plan to earn revenue based on membership fees from schools, teachers and students; download fees from individuals wishing to access educational content found on the website; distribution income from the sale of library reference books to school libraries in China through an exclusive arrangement with the Ministry of Education; advertising revenue; on-line consulting fees; hosting fees paid to the platform acting as a channel for other organizations wanting access to the education sector; and distribution income from the sale of education and non-education publications.  During the test period, CERSP is operational, but we charge no fees and earn no revenue from the platform or services we provide.  We do not anticipate that we will begin to charge fees or earn any revenues from the services that we offer until we have fully tested and evaluated the platform; the platform has gained market acceptance and is used by teachers, students and school administrators; the platform has been approved by the education authorities and we have raised sufficient financing to fully develop the platform and fund the working capital requirements of operating the platform.  We do not anticipate that we will earn any revenues from CERSP until at least the fourth quarter of 2005, if at all.

Our Technology Platform

The CERSP platform is comprised of two main services:

•

online networking for both teachers and students, and

•

a consultation service for teachers to interact with experts in various fields.

The networking system is designed to allow teachers and students to share their educational resources with others around the country and further improve the quality of education in China.  In exchange for an annual membership fee, we plan to grant individuals access to various lesson plans, notes, and other educational resources sourced from teachers and schools around the country.  These materials will be available for members to download at an additional cost.  These resources will be divided into various categories including coursework, teaching plans, and past examinations.  Furthermore, we plan to organize all resources according to membership level such that only qualified individuals will be able to access certain information, for example, only teachers will be allowed to access lesson plans.  In order to maximize participation by all members, thereby improving their own educational experiences as well as boosting platform revenues, a fair exchange mechanism will be integrated into the website to ensure maximum interaction.

All members will be able to manage their own resources and review any information transfer that takes place within the platform.  Users will be able to view their account balances, order further resources, and upload any pertinent information into the platform.  The payment system will also be integrated into the resource management component of the website.

The consultation service is designed for teachers to network with various experts around the country to further expand their knowledge base.  Teachers will be able to forward their problems to professors, scientists, and other experts.

Our initial budget for this project is $7,500,000.  Our plan is to promote the use of the platform by signing agreements with the Education Commission of each Province and some of the larger municipalities which will designate the platform as the sole distribution system for certain types of educational content.   We also plan to create separate models focused on specific subject areas, i.e., math, language arts, etc. We plan to customize the platform for each education commission to suit regional requirements and have budgeted $400,000 for each education commission.  Our major responsibility in these agreements will be to provide the capital requirement to construct each of the customized platform and to manage it thereafter.  The main responsibilities of the education commissions are to provide educational content and promote the use of the platform amongst the schools under their jurisdiction.

CERSP Collaborations

We have signed an agreement with Anhui Guoxun Education, Science and Technology Limited representing the Ministry of Education (Central Government) which gives TTTC the right to supply library books on the Ministry of Education equipment website.  The agreement also permits us to link CERSP to the website of the Equipment Division of the Ministry of Education for a period of five years beginning August 11, 2003.  Under the terms of the agreement, TTTC will be responsible for the initial capital requirements to construct the website and will invest an additional RMB500,000 (approximately $60,533) for additional development and testing.  TTTC also has the responsibility for long term planning, construction, operation and management of the project.  TTTC will be the exclusive supplier of library products on the website, and profits on the sale of library products, if any, will be split 20% (Anhui Guoxun Education) and 80% (TTTC).  The agreement has a term of five years beginning August 11, 2003.

On November 4, 2003, TTTC entered into an agreement with Zhongshang Xinhua Books Networks Co., Ltd., which provides TTTC the exclusive right to provide Zhongshang Xinhua Books’ online book information to the education sector.  TTTC plans to finance, construct and maintain a special section on the CERSP platform to feature Zhongshang Xinhua Books’ information.   Under the terms of this agreement, TTTC will offer Zhongshang Xinhua Books’ educational products on the website, and profits on the sale of such products, if any, will be split 20% (Zhongshang Xinhua Books) and 80% (TTTC).

On July 27, 2004, TTTC signed an agreement with the Education Research and Training Institute of Hainan Province (“ERS”) to finance, construct, and maintain a special section on the CERSP platform.  This section is called “The Hainan Province Education Resources Section”.  According to the website of China.org.cn, Hainan has a population of 8 million with 1.5 million primary and secondary school students who study in over 5,400 schools in the Province.  Given the number of students in Hainan, this platform would improve the traditional education distribution system and provide a centralized information resource for students and teachers.  Under the terms of this agreement, TTTC has agreed to finance, construct and maintain the Hainan Province Education Resources Section on the CSOLL platform.  TTTC will offer educational products on the website, and profits on the sale of such products, if any, will be split 70% (ERS) and 30% (TTTC).  The agreement expires on December 31, 2009.

On May 6, 2005, we announced that we secured a 5 year agreement with leading Shanghai intellectuals to develop content for a Shanghai module which will be part of the main platform at www.cersp.com.  The intellectuals [, including professors, authors, administrators, teachers and curriculum developers,] will advise us on the development of supplementary websites devoted to curriculum reform, teaching guides, family education, and teacher training.

On May 18, 2005, we announced that we had launched a mathematics website to supplement the existing platform.  The majority of the development is expected to be done in conjunction with the National Math Curriculum Standard team, a group responsible for leading the government’s efforts to reform the math curriculum in China.  The math platform will consist of several supplementary websites devoted to curriculum reform, teaching guidelines, online tutorials and teacher training.

On February 14, 2005,  we announced that the Hainan government issued a directive to all primary and secondary schools in the province mandating the use of online education and teaching resources.  Our platform is expected to be the exclusive provider of resources to support the government-led initiatives in this process and is expected to be developed in conjunction with various levels of government.  Revenue sources from our internet platform will be derived from membership fees, fees from downloading of educational content, advertising, short messaging fees, online tutoring and administrative fees.

On May 30, 2005, we announced an agreement between TTTC and the Basic Education Curriculum Development Centre of the Ministry of Education .  This agreement provides government endorsement of the www.cersp.com platform as well as development guidance.  In exchange, we will pay the government RMB 1.5 million annually.

Management is currently in discussion with several Provincial Education Commissions and other parties who are interested in the new platform venture.  We cannot assure you that we will enter into any future agreements with additional collaborators or that our arrangements with ERS, Zhongshang Xinhua Books, Anhui Guoxun Education, and the academic experts will be commercially successful.

Our Sales and Marketing Strategy

Our initial marketing strategy is to rely on the various Provincial Education Commissions and the Ministry of Education of the Central Government to recommend to the school system to use the platform.  We intend to sign agreements with various Provincial Education Commissions, which will allow these organizations to share the profit with us from downloads of educational content.  Our agreements with ERS, Zhongshang Xinhua Books and Anhui Guoxun Education are examples of the types of agreement we intend to pursue.  Given these profit sharing component of the arrangements, we believe that these organizations will assist us in promoting the CERSP platform.

After we are more adequately capitalized, we intend to use traditional marketing channels such as advertising on such websites as SINA.com, SOHO.com, CHINA.com, advertising in the printed media (newspapers, magazines).  We also intend to send marketing teams to various school districts in China to promote the platform.

Governmental and Provincial Regulation and Licensing

CERSP is currently a link to the website of the Equipment Division of the Ministry of Education under the Cooperation Agreement we have entered into with Anhui Guoxun Education, Science and Technology Limited representing the Ministry of Education.  Under the terms of this agreement, the Ministry of Education agreed to permit us to link CERSP to the website of the Equipment Division of the Ministry of Education for a period of five years beginning August 11, 2003.

TTTC has applied to the Ministry of Information Industry (MII) for a license to act as an Internet content provider for our CERSP platform. China's data communications industry is regulated by the Ministry of Information Industry and other relevant authorities, and licenses must be obtained to be an Internet content provider.  Generally, Internet content providers must register their users with the Ministry of Public Security, and must block websites (including those maintained outside China) that the ministry identifies as publishing information damaging to public security.  Periodically, the Ministry has stopped the distribution over the Internet of information that it believes to be socially destabilizing, or to violate Chinese laws and regulations.  In addition, the State Secrets Bureau has issued regulations authorizing the blocking of any website it deems to be disclosing state secrets or failing to meet the relevant regulations regarding the protection of state secrets in the distribution of online information.  TTTC was issued an internet content provider license on July 16, 2004.

Competition

We could face competition from competitors that offer similar products and services on the Internet to the educational community or other websites specializing in educational products.  In addition, we could face competition from existing websites that expand to offer information and permit sharing of information related to education.  At this time we are unable to fully predict which entities will introduce platforms that will compete directly with our CERSP platform or the nature and scope of services our competitors will offer.

While the potential exists for competition to provide some services and products of a similar nature, we believe that it would be very difficult for a competitor to provide a platform offering all the products and services that we currently offer because of agreements we have entered into which give us certain exclusive rights to provide certain products and services.  For example, our agreement with ERS and Zhongshang Xinhua Books gives us the exclusive right to provide certain educational products on our CESRP platform with profit sharing arrangements.  Our agreement with the Anhui Guoxun Education, the company which operates the China Education Equipment website on behalf of the Ministry of Education, designates us as the exclusive online subscription service and supplier of library reference books to the elementary and secondary school system in China.

Our Research and Development

During the last two years, we spent approximately $420,770 on research and development efforts related to the development of the www.cersp.com platform..

Organizational Structure

We have the following operating subsidiaries:

•

CEN China Education Network Ltd., which is wholly owned and was incorporated under the Company Act (British Columbia) on March 10, 2000.

•

China Education International Inc. and CEN China Education Overseas Corporation (“CEN Overseas”), each of which is directly or indirectly wholly owned and incorporated in the British Virgin Islands.

•

CEN Smart Networks Ltd. (“CEN Smart”), a 90% owned subsidiary of CEN Overseas, which was established in China on April 24, 2001.  We acquired our interest in CEN Smart in an arms’ length transaction.  The remaining 10% interest is owned by Beijing Anli Consulting Company Ltd.,  a private Chinese company engaged in the business of providing business advisory services and investments.  Beijing Anli Consulting Company Ltd. is not an affiliate of China Venture or any of our subsidiaries.

•

Today’s Teachers Technology & Culture Ltd. (“TTTC”) was established in China and is an 87% owned subsidiary of CEN Smart.  We acquired our interests in TTTC in two arms’ length transaction.  On August 1, 2002, CEN Smart acquired a 70% interest in TTTC and on December 16, 2004, CEN Smart acquired an additional 17% interest in TTTC.  The remaining interests in TTTC are held by the China Education Association, with a 13% interest.  The aforementioned 17% interest was acquired from: Beijing Chengbo Science and Trade Ltd., a private Chinese company engaged in the business of distribution and publishing, with a 10.94% interest; Mr. Mu Weiguo, a Chinese citizen and a founder of TTTC, with a 5.24% interest; and Wang Tieying,  a Chinese citizen and a founder of TTTC, with a 0.82% interest.  None of these shareholders of TTTC are affiliates of China Education Resources Inc. or any of our subsidiaries.  The China Education Association is an organization established by the Ministry of Education (Central Government) to provide information and continuing education to all teachers and administrators in the education area.  It is the largest such organization in the country with more than 830,000 members, most of whom are teachers and administrators.

•

Northern Education Books Ltd. (“NEB”), which was acquired on September 26, 2003.  NEB is an 80% owned subsidiary of CEN Smart and was established in China.  We acquired our interest in NEB in an arms’ length transaction.  The remaining interests in NEB are held by Zhuang Cuiping,  a Chinese citizen and a founder of NEB, with a 12% interest, Cai Liping,  a Chinese citizen and a founder of NEB, with an 8% interest.

•

CVI Networks Inc., which is wholly owned, and Circumplex Networks, Inc. (“Circumplex”) (formerly China Ventures USA, Inc.), which was 80% owned in 2000, which were incorporated in Canada and the United States respectively, in August 2000.  In 2001, we increased our interest in Circumplex from 80% to 90%.  Circumplex is no longer active and is currently in the process of being dissolved.

•

ECN Solutions Ltd. (“ECN”) was established in China on December 28, 2000. ECN is an 80% owned subsidiary of Circumplex.  In 2002, we decreased our interest in ECN from 80% to 70%.  ECN discontinued its operations in 2002 and is no longer active.  We presented our share of losses from ECN as discontinued operations in 2002.

Chinese practices and policies have limited contracting with non-Chinese entities in the education industry.  In addition, our business is subject to numerous Chinese rules and regulations, including restrictions on foreign ownership of Internet and education companies and regulation of Internet content.  Many of the rules and regulations that we face are not explicitly communicated, but arise from the fact that education and the Internet are politically sensitive areas of the economy.  We believe that the Ministry of Education and the various Provincial Education Commissions prefer to contract with Chinese companies in the industry of education.  As a result, all of our Chinese subsidiaries have minority shareholders who are Chinese nationals and we do not directly own or operate certain of our material assets, nor are we a party to many of the contracts described in this registration statement.  Where practicable, we retain Chinese legal counsel to review our agreements and to assist us in structuring our corporate organization.  All of our revenue is derived from our Chinese subsidiaries, and our success is substantially dependent on the skill and experience of our subsidiaries.

Property, Plants and Equipment.

We currently rent our principal corporate office at 1118 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia V6C 3L2.  Our principal office is approximately 1200 square feet of office space and rent is CDN$1,800 per month.   This lease is a month-to-month basis.

Our subsidiaries lease the following office space in China:

Subsidiary	Address of Office	Term of Lease	Monthly Rent
TTTC	Third Floor North Building No. 3 Huayuanhutong Dongcheng District, Beijing, China	1 year term	$2,925
CEN	Suite 1806, Building 3 No. 209 Beisihuan Zhonglu Haidian District, Beijing China 100083	Mar 1/05 to Feb 28/08	$1,620. (RMB13,400)
NEB	Suite 604, Entrance 2 Yindu Building 4 Changyin, Changchun City, China	May 1/05 to April /08	$605. (RMB5,000)

We do not presently own any property or real estate.

Employees

We currently have 51 full time employees and four part time employees.  Thirty full time employees and four part time employees are located in Beijing and employed by TTTC and CEN.  There are five people in sales, six in accounting, five in technology/network department, six in production, four administrative staff and four in shipping.  Eighteen full time employees are employed by NEB and located in Changchun.

Two full time management employees are employed at our principal office in Vancouver, British Columbia, Canada.

We have no collective bargaining agreements in existence in either the parent company or the subsidiaries.  We maintain good relations with our employees.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our financial statements have been prepared in accordance with Canadian GAAP, which differs in certain significant respects from U.S. GAAP, and are stated in U.S. Dollars, see “Currency and Exchange Rates”.  You should read the following discussion in conjunction with our financial statements and the notes thereto included in this Registration Statement under Item 17, including our audited consolidated financial statements for the years ended December 31, 2004, 2003 and 2002, and our unaudited financial statements for the three months ended March 31, 2005 and 2004.  Reference is made to Note 18 in our audited consolidated financial statements for an explanation of all material differences between Canadian GAAP and U.S. GAAP, as they pertain to our financial statements.  Management’s discussion and analysis is qualified in its entirety by, and should be read in conjunction with, the financial statements and notes thereto

This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties and our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including, but not limited to, those risk factors described under "Key Information" and elsewhere in this Registration Statement.  We disclaim any obligation to update information contained in any forward-looking statements.

COMPARATIVE FIGURES

Certain comparative figures have been restated as described in Note 1 to the financial statements. In addition certain comparative figures have been reclassified to conform with the presentation adopted in the current year.  These reclassifications have not had an impact on results of operations for the year.

OVERVIEW

The corporate vision of China Education Resources Inc. is to become one of the leading education service providers in China through its traditional distribution business and its recently launched online education resource platform.  Over the last three years, the Company has developed a traditional textbook distribution business through its three Chinese subsidiaries, CEN Smart Networks Ltd. (“CEN”), Today’s Teachers Technology and Culture Ltd. (“TTTC”), and Northern Education Books Ltd. (“NEB”), distributors.  They have focused primarily on the following subject areas: psychology, information technology, kindergarten curriculum and high school examination guides.  Our target market is the kindergarten to grade 12 sectors in China.  We are currently developing an education internet portal which will provide educational content to its users.

During 2004, we launched a web-based education resources platform: www.cersp.com, in conjunction with various agencies of the Chinese government which was developed to address the significant changes occurring in the Chinese education sector.  At the present time, the platform has yet to produce revenue.  As such, all revenue reported to date has been derived from the traditional distribution business.  TTTC’s non-consolidated revenue was $4,415,467 for the year ended December 31, 2004.  NEB’s non-consolidated revenue was $2,030,030 for the year ended December 31, 2004.

GOALS AND OBJECTIVES

Our corporate vision is to become an industry leader in the provision of innovative, high quality educational products to the kindergarten to grade 12 sectors in China.

Short-term goals:

❑

Strengthen the depth of its existing distribution network

❑

Develop quality educational materials for teachers and students

❑

Focus on  gaining traction in the kindergarten to grade 12 market

❑

Maintain strong relationships with the Ministry of Education, the Provincial and Municipal Education Commissions, China Education Association and domestic Chinese publishers

❑

Examine and evaluate accretive acquisition targets

❑

Explore potential strategic partnerships to further growth objectives

Mid-term and long term goals:

❑

Develop online platform for large scale distribution in an efficient and cost effective way

❑

Establish national chain of bilingual kindergarten schools

❑

Pursue listing in the US market and broaden investor base

❑

Maintain commitment to enhancing shareholder value

❑

Continue to develop quality teaching and study materials

❑

Become a leader in the education sector in China

In order to continue to achieve its goals, we require additional funding.  There is no assurance that our business objectives will be realized and future events could differ materially from those now anticipated by management.

OVERALL PERFORMANCE

In 2004, the Company continued to expand its business in China.  On a consolidated basis, the Company’s total revenue was $6,541,351 as compared to $5,936,434 in 2003.  Its cost of sales was 69.6 % of total revenue in 2004 compared to 68.1 % in 2003.

The Company recorded a net loss of $561,821 in 2004 as compared to a net loss of $150,929 (as restated) in 2003.  Sales revenue and the loss for 2003 were previously reported to be $4,711,383 and $97,200 respectively.  The December 31, 2003 consolidated financial statements have been restated primarily because of a reclassification of sales revenue.  Previously, 2003 distribution income of $369,643 was recorded on a net basis and was restated to reflect sale on a gross basis, and to reflect related cost of sales.  As a result, sales revenues for 2003 have increased $1,227,591 from $4,711,383 to $5,936,434 and cost of sales has increased $1,227,591 from a previously reported amount of $2,725,809.

The loss in 2003 has increased from $97,200 to $150,929 due to an under-accrual of sales commission of $86,836 ($53,729 after non-controlling interest) which has been included in the cost of sales.

 The Company’s future business plan includes the operation of an internet education portal, as well as its traditional education textbook business.  The ability of the Company to continue as a going concern is dependant upon the Company maintaining profitability of the traditional education textbook business, the successful completion of the development of its internet education portal, achieving acceptance and a profitable level of operations for the internet education portal and on the ability of the Company to obtain necessary financing to fund the Company’s future business plan.  The outcome of these matters cannot be predicted at this time.

Result of operations for the year ended December 31, 2004, compared to December 31, 2003

Revenue was mainly derived from its subsidiaries, CEN Smart, TTTC, and the newly acquired NEB.  Gross profits have increased by 5.1% to $1,990,160 for the year ended December 31, 2004 from $1,893,047 for the year ended December 31, 2003.  The gross profit margin was 30.4% for the year ended December 31, 2004 compared to 31.9% for the year ended December 31, 2003.

At the present time, all revenues are being generated from the Company’s book distribution business.  The educational resources platform has not generated any revenue.

On a consolidated basis, expenses have increased from $1,697,289 for the year ended December 31, 2003 to $1,784,072 for the year ended December 31, 2004.

The Company recorded a loss of ($0.02) per share in 2004 compared to a loss of ($0.01) per share in 2003.

Products

The Company develops and distributes educational products in China.  Educational books are developed by various authors in China and sent to various printing companies which produce the finished product.  There are no restrictions on the availability of raw materials which are used for production and there is a wide selection of printing companies to select from in China. Each print job is negotiated individually with the printing company.

The main products include Psychology textbooks from grades 1 to 12 with an average retail price per book of less than $1 (~RMB5), Information Technology textbooks from grades 1 to 12 with an average retail price per package with CD of less than $2.5 (~RMB20), kindergarten educational materials with an average retail price per package of around $3 (~RMB25).  Other products include ESL educational materials, Ecology textbooks and high school examination guides.

During 2004, the Company sold 15,314,000 textbooks as opposed to 12,796,000 for the year ended December 31, 2003.  TTTC sold 11,517,366 books in 2004 compared to 10,139,000 in 2003.  NEB sold 3,767,000 books in 2004, compared to 2,657,000 in 2003.

The following is a discussion of certain major expense categories:

General and Administrative Expense

General and administrative expense increased 9% or $114,156 from $1,382,157 in fiscal 2004 as compared to  $1,268,001 in fiscal 2003 due primarily to a total of $205,658 of consulting and accounting fees for the year ended December 31, 2004 (2003: $141,103).  The increase in consulting and accounting fees was due to payments made to two consultants who assisted the Company in its efforts to secure a listing in the United States.  There were $411,174 in salaries and benefits for 2004 (2003: $372,585).  Salaries and benefits for China operations totaled $260,888 (2003: $233,475).  In 2004, head office salaries and benefits totaled $150,286 (2003: $139,110). The increase in salaries and benefits expense for the Company was due to a small increase at the head office and the inclusion of a full year of salaries and benefits expense for NEB, as compared to three months in 2003.  There were a total of $60,274 in regulatory fees and annual report expenses for year ended December 31, 2004 (2003: $54,089).

The increased costs were offset by the following: a total of $154,369 spent for office expenses, including office administration, rental, postage, telephone, repairs and maintenance for the year ended December 31, 2004 (2003: $230,444).  The decrease was due to cost savings and the capitalization of certain internal costs for the website development education resources platform.  There were $59,141 in travel expenses for the year ended December 31, 2004 (2003: $111,707).  This decrease was due to a decrease in travel cost at the head office level and the capitalization of certain travel costs related to the development of the education resources platform.

Sales and Marketing Expense

Sales and marketing expense decreased 11% or $3,656 in fiscal 2004 as compared to fiscal 2003 firstly because certain of the Company’s product offerings are becoming more established,  therefore reducing the need for marketing, and secondly because as the Company concentrates its sales on fewer and larger customers the need for marketing decreases.

Amortization Expense

Amortization expense decreased 19.3% or $17,277 in fiscal 2004 as compared to fiscal 2003 because of capital assets becoming fully amortized during 2004.  Website development costs of $290,157 capitalized in fiscal 2004 were not subject to amortization as the asset was not fully in use. Amortization expense is expected to increase in fiscal 2005 when the website is expected to be in use and therefore will be subject to amortization.

Impairment of Investment

The Company recorded an impairment of $36,201 with respect to its investment in an ESL project and voice recognition technology for the project. The voice recognition technology experienced deficiencies and management decided to cease work on the project. The carrying value of the project of approximately $69,000 at December 31, 2004 represents management’s best estimate of recovery from the  investment. Although management hopes to sell the project to an interested party, no formal agreement or sale has been completed. Accordingly, actual results could differ from this estimate.

Stock-based compensation

There was $124,856 expensed in connection with stock-based compensation for the year ended December 31, 2004 (2003: $152,497).  Effective January 1, 2003, the Company adopted, on a prospective basis, the recommendations of CICA Handbook Section 3870, Stock based Compensation and Other Stock-based Payments.  The recommendations require that compensation for all awards made to non-employees and certain awards made to employees, officers, and directors including stock appreciation rights, direct awards of stock awards that call for settlement in cash or other assets, be measured and recorded in the financial statements at fair value.  Stock-based compensation granted to employees, non-employees, officers, and directors is recorded at the fair value as determined using the Black-Scholes option valuation model.  For more information, please refer to note 13 of the consolidated financial statements for the year ended December 31, 2004.

Foreign exchange loss/gain

There was a foreign exchange gain of $35,501 in fiscal 2004 compared to a loss of $71,023 in fiscal 2003. Effective January 1, 2004 management considered their subsidiaries to be self-sustaining as opposed to integrated. Accordingly, foreign exchange losses of $35,213 are reflected in shareholders equity as a cumulative translation adjustment. The comparative foreign exchange losses of approximately $45,000 for fiscal 2003 were charged to operations. The remaining foreign exchange gain increase in fiscal 2004 versus fiscal 2003 was a result of the Canadian dollar strengthening during the year relative to the US dollar.

Interest

There was $46,492 in interest expense for the year ended December 31, 2004 (2003: $8,646), which was paid to Wild Coyote Securities BVI, LC in connection with the promissory note held by the Company. The note was due on or before November 1, 2004 and as the amounts owing were not paid, the Company was deemed to be in default. Interest originally accrued at 8% per annum but increased to 2% monthly, compounded monthly at the date of default. On April 27, 2005, Wild Coyote Securities BVI, LC extended the due date of the promissory note to January 1, 2006 and waived the right to recourse against the Company’s assets to January 1, 2006.

Result of operations for the year ended December 31, 2003, compared to December 31, 2002

Revenue

We earn revenue from sales and distribution.  Sales revenue is mainly derived from the sale of textbooks and related educational materials that we develop, print and distribute.  Distribution income is net income paid to us directly by certain publishers who have sold finished products to customers.  These publishers accept all responsibility and risk of production cost of these products and pay us a negotiated percentage of final retail sales or a fixed fee.

On a consolidated basis, our total revenue was $5,936,434 in 2003, compared to $2,051,211 in 2002, an increase of $3,885,223 or 189%.  This increase was due to our acquisition of NEB in September 2003, greater sales of IT, psychology and kindergarten textbooks in Sichuan Province by TTTC.  In 2002, TTTC sold 2,002,182 kindergarten books, 257,509 psychology books and 1,529,921 IT books.  In 2003, TTTC sold 4,046,695 kindergarten books, 2,661,730 psychology books, 2,580,354 IT books and approximately 850,000 books in other subject areas.

Gross Profit

Costs of sales is primarily attributable to the revenue we derive from sales and includes costs related to development, printing, sales and distribution of educational products.  Our cost of sales increased by $3,013,796 or 293% from $1,029,591 in 2002 to $4,043,387 in 2003.  The increase in costs of sales correlated to the increase in total sales revenue from 2002 to 2003.  As a percentage of sales revenue, cost of sales improved from 76.2% of sales revenue in 2002 to 68.1% of sales revenue in 2003.

Our gross profits increased by 85% to $1,893,047 for the year ended December 31, 2003, from $1,022,000 for the year ended December 31, 2002.  Our gross profit margin was 49.89% for the year ended December 31, 2003, compared to 31.8% for the year ended December 31, 2002.

Expenses

On a consolidated basis, our expenses increased from $1.034,865 for the year ended December 31, 2002, to $1,697,289 for the year ended December 31, 2003.  However, the ratio of expenses to revenue for the year ended December 31, 2003, has decreased to 28.6% from 56.8% compared to the previous year as a result of increased incremental sales.  Our net loss per share decreased to $0.01 for the year ended December 31, 2003, from $0.03 for the year ended December 31, 2002.

The following is a discussion of certain major expense categories:

Bad debts

We had $214,617 in bad debts written off for the year ended December 31, 2003 (2002: $nil).  This was mainly due to the aged receivables in TTTC’s operations, which we reviewed and determined were uncollectable.  Since our acquisition of TTTC in August 2002, we have implemented new credit policies designed to better control and monitor account receivables.

Consulting and accounting

We had a total of $141,266 of consulting and accounting fees for the year ended December 31, 2003 (2002: $245,189).  The 2002 figure included a one-time bonus of $191,304 to a consultant for managing the operations of CEN Smart.  The consulting fee included $49,797 in 2003 (2002: $nil) paid to Cavalcanti Hume Funfer Inc., which provided us with investor relations advisory services.

Foreign exchange loss

We had a $71,023 foreign exchange loss for the year ended December 31, 2003 (2002: $15,028).  Our reporting currency is the United States dollar.  The exchange rate of the Chinese Renminbi (“RMB”) against U.S. dollar was stable throughout the year and there was a slight foreign exchange gain of $2,055 in 2003.  However, due to the strong Canadian dollar (“CDN”) relative to the U.S. dollar in 2003, there was a foreign exchange loss of $73,175 on the financial results of our principal office operations.

Interest

We had $8,646 in interest expense for the year ended December 31, 2003 (2002: $33,425).  In 2003, we repaid $561,385, including short-term and long-term debts bearing interest at 20%, to reduce the total short-term and long-term loans to $188,814.  Interest expense was offset by $2,540 in interest income for the year ended December 31, 2003 (2002: $40,736).  The decrease in the interest income was due to a one-time interest income of $26,569 from a textbook distribution project in 2002.

Legal and audit

We had $141,103 in legal and audit fees for the year ended December 31, 2003 (2002: $82,573).  Legal fees incurred by our head office were $64,786 for the year ended December 31, 2003, compared to $22,180 for the year ended December 31, 2002.

We incurred a significant increase in legal fees due to the increase in the number of financings completed by the Company, the acquisition of NEB, our evaluation of the process required for seeking a listing in the United States and an increased number of collaboration agreements.  Audit fee incurred by our head office was $23,717 for the year ended December 31, 2003, compared to $28,893 for the year ended December 31, 2002.

Our subsidiaries in China incurred legal fees totaling $13,933 for the year ended December 31, 2003, compared to $16,938 for the year ended December 31, 2002; and audit fees of $38,667 for the year ended December 31, 2003, compared to $14,562 for the year ended December 31, 2002.

Media services

We incurred $17,270 in media related expenses in connection with news and media releases in 2003 (2002: $3,434) due to the increase in corporate and business activities.

Office

We incurred office expenses, including office administration, rental, postage, telephone, repairs and maintenance, of $226,249 for the year ended December 31, 2003 (2002: $148,745).  The increase was mainly due to our increased operations in China and our acquisition of NEB.  TTTC was acquired in August, 2002; therefore, our consolidated office expenses in 2002 only reflected TTTC’s office expenses for four months, approximately $65,605.  TTTC’s office expenses were $141,224 for the twelve-month period ended December 31, 2003, compared to $65,605 for the four-month period ended December 31, 2002.  In addition, administration expenses increased due to the significant increase of sales activities and textbook shipments.

Regulatory fees and annual report

We incurred regulatory fees and report expenses of $54,089 for the year ended December 31, 2003 (2002: $10,469).  The increase was due to an increase in financing activities and reporting activities and increased costs related to preparing, printing and mailing materials for our annual report in 2003.

Salaries and benefits

We incurred salaries and expenses of $372,585 for the year ended December 31, 2003 (2002: $274,314).  The increase was primarily due to our expansion of our operations in China and our acquisition of NEB in September, 2003.  Our consolidated salary expenses in 2002 reflected TTTC’s salary and benefit expenses for the four-month period after the acquisition.  TTTC’s salaries and benefits expenses were $185,776 for the twelve-month period ended December 31, 2003, compared to $56,517 for the four-month period ended December 31, 2002.  TTTC had over 30 full and part-time employees in 2003.

Salary expenses for our principal corporate office personnel decreased by 26% to $139,110 in 2003 from $188,876 in 2002, as a result of layoffs of three employees in July, 2003 in an effort to reduce our overhead.  Salary expenses at our principal corporate office consisted of salaries paid to our Chairman and our President.

We incurred other salary expenses of $47,699 in 2003, including NEB’s salary expense of $15,563 for the three-month period ended December 31, 2003, and CEN Smart’s salary expense of $32,136 for the twelve-month period ended December 31, 2003, compared to $28,921 in 2002.

Stock-Based Compensation

We incurred stock-based compensation expenses of $152,497 for the year ended December 31, 2003 (2002: $nil).  Effective January 1, 2003, we adopted, on a prospective basis, the recommendations of CICA Handbook, Section 3870, Stock-based Compensation and Other Stock-based Payments.  The recommendations require that compensation for all awards made to non-employees and certain awards made to employees, officers, and directors including stock appreciation rights, direct awards of stock awards that call for settlement in cash or other assets, be measured and recorded in the financial statements at fair value.  Stock-based compensation granted to employees, non-employees, officers, and directors is recorded at the fair value as determined using the Black-Scholes option valuation model.  For more information, please refer to note 12 of our consolidated financial statements.

Travel

Travel expenses were $111,707 for the year ended December 31, 2003 (2002: $48,985).  This significant increase was due to operations in TTTC, including sales and marketing activities for promoting book sales and building relationships with potential customers in different cities and provinces, and staff training benefits in different cities.  TTTC’s total travel expenses were $93,976 in 2003 compared to $28,171 in 2002.  The other travel expenses were $17,731 in 2003 compared to $20,814 in 2002.

Result of operations for the unaudited three months ended March 31, 2005, compared to March 31, 2004.

No SAS 100 review has been performed.

OVERALL PERFORMANCE

On a consolidated basis for three months ended March 31, 2005, the Company’s total gross revenues were $668,399, Its cost of sales was $547,011 for three months ended March 31, 2005.  This is compared to total gross revenues of $581,117 and cost of sales of $445,557 for three months ended March 31, 2004.

Net loss has increased to $190,740 for three months ended March 31, 2005 compared to a net loss of $150,262 for three months ended March 31, 2004.

The operations of the business are highly seasonal because textbook purchases by students are generally made just prior to the start of the school year in the Fall season.  The Company believes that the seasonality of the business will decrease as revenue is generated from its education resources platform.

OPERATIONS

On a consolidated basis, expenses have increased to $315,085 for three months ended March 31, 2005 from $300,975 for three months ended March 31, 2004.  The ratio of expenses to revenue for three months ended March 31, 2005 has decreased to 47.1% from 51.8% compared to the same period last year.

The net loss per share has increased to $0.006 for three months ended March 31, 2005 from $0.005 for the same period in the previous year.

The following is a discussion of the certain major expense categories:

Consulting and accounting

There was a total of $26,095 in accounting and consulting fees paid in the three months ended March 31, 2005 (2004: $32,788).  The 2004 consulting fees included a fee of $9,792 paid to CHF Investors Relations Inc. for investor relations advisory services.  No such fee was paid in 2005.

Interest

There was $21,544 in interest expense for three months ended March 31, 2005 (2004: $3,375).  The significant increase in interest expense related to the interest paid to Wild Coyote Securities Ltd.

Legal and audit

There were $28,365 in legal and audit fees for three months ended March 31, 2005 (2004: $18,538).  The increase was due to an increase in audit fees from $9,148 (2004) to $24,794 (2005) resulting from a change in the Company’s auditing firm from MacKay LLP to Ernst & Young LLP.  The increase in fees was due to the new auditing firm spending more time familiarizing itself with the Company’s business.

Office

There was a total of $70,875 spent for office administration, telephone, transportation, postage and repairs and maintenance in the three months ended March 31, 2005, (2004: $52,756).  The increase was due to the increased expenditures incurred relative to the education resources platform.

Salaries and benefits

There were $96,129 in salaries and expenses for three months ended March 31, 2005 (2004:$104,729).  The small decrease was due to a reduction in salary and benefits at the head office in Vancouver, Canada.

Stock based compensation

There was $13,870 of expenses in connection with stock based compensation for three months ended March 31, 2005 (2004: $22,017).  Effective January 1, 2003, the Company adopted, on a prospective basis, the recommendations of CICA Handbook Section 3870, Stock based Compensation and Other Stock-based Payments.  The recommendations require that compensation for all awards made to non-employees and certain awards made to employees, officers, and directors including stock appreciation rights, direct awards of stock awards that call for settlement in cash or other assets, be measured and recorded in the financial statements at fair value.  Stock-based compensation granted to employees, non-employees, officers, and directors is recorded at the fair value as determined using the Black-Scholes option valuation model.  For more information, please refer to note 11 of the interim consolidated financial statements for the period ended March 31, 2005.

Segmented information

The Company’s operations are in two geographical areas: Canada and China.  The Company’s head office is in Vancouver, Canada and its operating subsidiaries are located in China.  For three months ended March 31, 2005, total consolidated revenue in China was $668,399 (2004: $581,117).  Loss before amortization and interest expense in China was $48,798 for three months ended March 31, 2005 compared to a profit before amortization and interest expense of $1,127 for the same period last year.  For more information, please refer to note 13 of the interim consolidated financial statements for the period ended March 31, 2005.

Products

The Company develops and distributes educational products in China.  Educational books are developed by various authors in China and sent to various printing companies which produce the finished product.  There are no restrictions on the availability of raw materials which are used for production and there is a wide selection of printing companies to select from in China. Each print job is negotiated individually with the printing company.

The main products include Psychology textbooks from grades 1 to 12 with an average retail price per book of less than $1 (~RMB5), Information Technology textbooks from grades 1 to 12 with an average retail price per package with CD of less than $2.5 (~RMB20), kindergarten educational materials with an average retail price per package of around $3 (~RMB25).  Other products include ESL educational materials, Ecology textbooks and high school examination guides.

FINANCIAL POSITION, LIQUIDITY, AND CAPITAL RESOURCES

Working capital

Working capital is a non-GAAP measure and does not have any standardized meaning and may not be comparable to similar measures presented by other issues.  This measure does not have a comparable GAAP measure.  Working capital is defined as the positive difference between current assets and current liabilities.

For the year ended December 31, 2004, the Company had a positive working capital position of $665,737 with cash of $2,226,416 as at December 31, 2004, compared to working capital of $847,671 with cash and bank balances of $1,176,657 as at December 31, 2003.  The Company generated a positive cash flow from operations of $1,151,307 for the year ended December 31, 2004, compared to negative cash flow of $49,775 for the previous year.

Although the Company’s traditional education textbook business is generating positive cash flow, the ability of the Company to continue as a going concern is in substantial doubt and is dependant upon the Company maintaining profitability of the traditional education textbook business, the successful completion of the development of its internet education portal, achieving acceptance and a profitable level of operations for the internet education portal and on the ability of the Company to obtain necessary financing to fund the Company’s future business plan. The outcome of these matters cannot be predicted at this time. The Company’s future business plan includes the development of an internet education position, the development of which has required and will continue to require capital.  In addition, the Company has an obligation to repay a loan from Wild Coyote Securities Inc.  The Company intends to meet the necessary capital requirements through the issuance of common shares, through the use of internally generated cash flow and with cash on hand.

As at March 31, 2005, the Company’s net property and equipment was $555,956 which included computer equipment, software, office equipment and motor vehicles for its on-going business in China.  The Company made new purchases of $142,238 during the first quarter of 2005.  For more information, please refer to note 7 of the interim consolidated financial statements for the period ended March 31, 2005.  Cash flow from operations was in a deficit position of $660,145 in the first quarter of 2005 and Cash flow from investing was in a deficit position of $205,964 in the first quarter of 2005, which included website development costs of $130,613.  Cash flow from financing was in a positive position of $206,990 in the first quarter of 2005.

Currently, we believe the Company has sufficient funds to meet the working capital requirements for its traditional distribution business.  The Company will be required to raise additional funds to implement its educational resources platform.  The most likely source of these funds is the issuance of common shares.  There is no guarantee that the Company will be able to raise these funds, at the present time.  The success of this fundraising effort will depend upon a number of factors including market conditions, political events in China and the future financial performance of the Company. In addition, the future success of the internet education portal will be dependent upon cash flow from operations and third party investment.

The Company’s subsidiaries operate in China and accordingly the foreign currency of the RMB applies to the subsidiaries’ transactions. Since the Chinese RMB is closely pegged to the US dollar, we believe the financial results of our Company reported in US dollar reflect the economic value of the transactions and mitigates foreign exchange risk. A change to the Chinese RMB relative to the US dollar could increase the Company’s foreign exchange risk.

The head office operates in Vancouver, Canada and expenses are primarily in Canadian dollars. A 10% increase or decrease in the Canadian dollar relative to the US dollar could increase or decrease the net loss by 11% or 9% respectively.

Capital Assets

As at December 31, 2003, the Company’s net capital assets was $162,433 which included computer equipment, software, office equipment and motor vehicles for its on-going business in China.  The Company’s net capital assets as at December 31, 2004 was $429,167 which included website development costs of $290,157 capitalized during the year.  The website development costs have not been amortized to date as the website is in development stages. Amortization will begin once the website is in use. The Company intends to increase its investment in the website and its future commitment to the internet education portal. The amount of future investment will be dependent upon the amount of third party financing that can be achieved, as well as cash flow from operations.

Debt

As at December 31, 2004, the Company had $539,642 in short term debt, $39,642 of which was an auto loan received by TTTC, due in one year.  On March 16, 2004, the Company borrowed $500,000 from Wild Coyote Securities Limited for working capital purposes.  The loan bears interest at 8% until November 1, 2004 and 2% per month, compounded monthly thereafter.  The loan has been extended to January 1, 2006 at the higher rate of interest.  As of March 31, 2005, the Company had current liabilities of $2,931,213.

Shareholders’ Equity

At December 31, 2004, the Company’s share capital increased by $1,214,718 from December 31, 2003 as a result of funds received from two private placements, the issue of shares to complete the acquisition of NEB, and the issue of shares to acquire an additional 17% of TTTC.

Shareholders equity was $4,603,436 as at March 31, 2005 compared to $4,290,586 as at December 31, 2004.  The increase was due to private placement of equity which raised $475,537 in January, 2005 and the loss of $190,740 for the three months ended March 31, 2005.

Outstanding share data

The Company’s common shares outstanding at December 31, 2004 were 30,580,492 (2003: 28,390,098).  The increase in the number of shares during the year was related to private placements, the issuance of shares to complete the purchase of an additional 17% in TTTC, and the issuance of shares to complete the purchase of NEB.

The Company’s common shares outstanding at March 31, 2005 were 31,629,147  The increase in the shares during the period was related to a private placement in January 2005 which increased the number of common shares by 1,048,655

On December 16, 2004, the Company effected a five-for-one share consolidation and changed its name from China Ventures Inc. to China Education Resources Inc.

Shares
Opening balance as at January 1, 2004	28,390,098
Private placement	1,251,700
Shares issued to acquire 17% of TTTC	400,000
Shares issued to complete acquisition of NEB	538,694

Closing balance as at December 31, 2004	30,580,492

On January 17, 2005, the Company completed a private placement which resulted in the issuance of 1,048,655 common shares and net proceeds after issuing expense of $475,537.  Following the placement, as at May 2, 2005 the Company has 31,629,147 common shares issued and outstanding.

Dividend

The payment of dividends to shareholders will depend on a number of factors such as earnings, CER’s financial requirements and other factors that the Board of Directors considers relevant in the circumstances.  Since CER is in a growth phase, there is no intention to pay dividends on the common shares in the short term.  The Board of Directors will review this policy, from time to time, as circumstances change.  To date, CER has not declared or paid any dividends on any of its shares.

ACQUISTIONS AND INVESTMENTS

On December 16, 2004, the Company’s 90% owned subsidiary CEN completed the acquisition of an additional 17% interest in TTTC, increasing CER’s effective ownership interest to 78.3%.  Management decided to acquire the additional interest because TTTC’s traditional business is growing very steadily and also because TTTC’s educational resources platform was being received favourably by the Chinese education sector.

On May 1, 2004, the Company invested a further $484,000 in cash to maintain its existing 90% ownership of CEN Smart.

TRANSACTIONS WITH RELATED PARTIES

During the year ended December 31, 2004, the Company incurred an expense of $1,235 (2003: $6,590) in office staff benefits and storage rental to International Skyline Gold Corporation (“Skyline Gold”).  The total balance due to Skyline Gold of $759 (2003: $417) was recorded as Due to related parties.  Since February 2004, Skyline Gold is no longer in charge of the staff benefits and storage rental.   Skyline Gold has directors in common with the Company.

During the year ended December 31, 2004, the Company received an advance of $8,788 (2003: $42,484) from Lanch Holdings Ltd (“Lanch”), for working capital requirements. The advances are non-interest bearing. Lanch is controlled by an immediate family member of a director/officer of the Company.

During the year ended December 31, 2004, the Company incurred an expense of $21,048 (2003: $22,894) in office rent and parking to BDR Investments Ltd (“BDR”). The total balance due to BDR of $35,620, including a loan of $26,819 to China Education (2003:  $3,257), was recorded as Due to related parties.  BDR is controlled by a director/officer of the Company.

During the year ended December 31, 2004, the Company incurred an expense of $5,691 (2003: $5,201) in office services to L.C. Management Ltd (“LC Ltd.”). The total balance due to LC Ltd. of $1,948 (2003: $68) was recorded as Due to related parties.  LC Ltd. is controlled by a director/officer of the Company.

During the year ended December 31, 2004, an officer made a shareholder loan of $7,118 to the Company.  The loan is non-interest bearing.

The Company advanced funds of $146,017 (~RMB 1,200,000) to Beijing Anli Information & Consulting Company (“Anli”) in China for business purposes.  The loan agreement was signed on October 28, 2003 for a one-year term, non-interest bearing.  On October 28, 2004, the loan was granted for an additional one year term.  The loan is to be repaid on or before October 31, 2005.  The Company is holding 240,000 common shares of Anli as collateral.  As at December 31, 2004, the total balance due from Anli of $176,190 was recorded as related parties’ receivables.  Both Anli and its major shareholder are shareholders of the Company.  Anli is controlled by a consultant who was formerly an officer of the Company.

During the year ended December 31, 2003, the Company made a non-interest bearing advance of $5,816 to an officer.  The Company withheld the salary of the officer until the loan was fully recovered.  The officer repaid the loan on August 27, 2004.

There were no other related party transactions during fiscal 2004 and fiscal 2003.

SUBSEQUENT EVENTS TO DECEMBER 31, 2004

Private placement

•

On January 17, 2005, the Company completed a private placement for proceeds of CDN$597,733 ($482,042).  The private placement resulted in the issuance of 1,048,655 commons shares at CDN$0.57 ($0.46) per common share and 524,327 warrants.  The common shares are subject to a four month hold.  Each warrant entitles the holder to acquire one common share for a period of two years at an exercise price of CDN$1.14 ($0.94) per common share.

Stock options

•

On February 15, 2005, the Company granted options to acquire 150,000 common shares to Equicom Group Inc. to provide the Company with strategic investor relations services.  The options vest over a period of 18 months: 50,000 at CDN$0.60 ($0.48), 50,000 at CDN$0.90 ($0.72), and 50,000 at CDN$1.20 ($0.96).

•

During February 2005, the Company granted options to acquire a total of 290,000 common shares to consultants and directors of the Company.  On February 15, 2005 100,000 options were issued to consultants; the options  vest over 18 months and are exercisable at CDN$0.75 ($0.60) per common share for a period of five years.  Another 70,000 share purchase options were issued to consultants on February 21, 2005; the options vest over a period of 18 months with one third of them exercisable at CDN$0.60 ($0.48) per common share, one third at CDN$0.90 ($0.72) per common share and the balance at CDN$1.20 ($0.92) per common share.

•

On February 15, 2005, a director of the Company was granted 100,000 commons share purchase options which vest over a period of five years at CDN$0.75 ($0.60) per share.

•

On February 15, 2005 a second director of the Company was granted 20,000 common share purchase options which are exercisable over a period of five years at CDN$0.60 ($0.48) per share and vest immediately.

Loan

•

On March 16, 2004, the Company borrowed $500,000 from Wild Coyote Securities (“WCS”) for working capital purposes in the form of a promissory note.  The majority of the funds will be used to pay printing costs on orders which have already been received.  The promissory note was due on or before November 1, 2004 and as the amounts owing were not paid the Company was deemed to be in default. Interest originally accrued at 8% per annum but increased to 2% monthly, compounded monthly at the date of default. On April 27, 2005, Wild Coyote Securities BVI, LC extended the due date of the promissory note to January 1, 2006 and waived the right to recourse against the Company’s assets to January 1, 2006.

While the Company currently has the cash on hand to repay the loans, management decided that the available funds would be better utilized in the development of the Company’s internet education resources platform rather than to repay the debt.  The Company plans to issue common stock in the future to repay this loan.

Contract Termination

•

On April 21, 2005, the Company announced that it had terminated the investor relation contract with Calvalcanti Hume Funfer Inc.  No additional costs were incurred in connection with the termination of the contract.

BUSINESS AND ECONOMIC ENVIRONMENT

According to the National Bureau of Statistics of China for 2004, the gross domestic product (“GDP”) of the country was calculated at $1.65 trillion (~ RMB 13.65 trillion), as compared to $1.41 trillion (~ RMB 11.67 trillion) in 2003.  The average Chinese family sets aside 10% of its savings for education according to the United Nations Educational, Scientific, and Cultural Organization.  Many parents are willing to invest in their children for better and higher education because it is critical for their future opportunities and advancement.  The educational system in China is under pressure to reform and develop.  China understands the country's international competitiveness will depend greatly on the quality of its human resources.  On March 14, 2004, the second session of the 10th National’s People’s Congress concluded that China advocates “putting people first” as its development model.  The Chinese government sets education as a strategic priority in the China Agenda for Education Reform and Development.

The investment environment and financial and legal systems in China will be further improved due to the implementation of open policies, admission into the WTO, and the granting of the 2008 Olympic Games to Beijing.  Competition will increase because of the enormous business opportunities in China.

SELECTED SUMMARY OF QUARTERLY RESULTS

All amounts are expressed in United States dollars.  In addition, all amounts are in thousands except for per share amounts.  The figures for the three month period ended March 31, 2005 are unaudited and have not been subject to a SAS 100 review.

	For the 3 months ended
	March 31, 2005	March 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004
	$	$	$	$	$
Total Revenues	668.4	581.3	1,044.2	1,868.9	3,046.9
Income/(loss) before discontinued operations and extraordinary items	(190.7)	(150.3)	(185.5)	317.4	(543.4)
Net income/(loss)	(190.7)	(150.3)	(185.5)	317.2	(543.4)
Per share data	(0.006)	(0.005)	(0.005)	0.01	(0.02)

	For the 3 months ended
	March 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003
	$	$	$	$
Total Revenues	128.7	258.7	1,854.4	3,694.6
Income/(loss) before discontinued operations and extraordinary items	(313.3)	(277.1)	228.5	211.0
Net Income/(loss)	(313.3)	(277.1)	228.5	211.0
Per share Data
Income/(loss) before discontinued operations and extraordinary items Net income (loss)	(0.01)	(0.01)	0.01	0.01

Notes:

1.

Quarterly results reflect that the operations of the Company’s business is highly seasonal.  Most of the revenues are recognized in the third quarter and fourth quarter of the fiscal year as the student population commences the fall school term.

2.

Fully diluted earnings-per-share have not been provided because it is anti-dilutive.

3.

Weighted average number of shares outstanding was used for the calculation of earnings-per-share.

TRANSACTIONS WITH RELATED PARTIES

The Company has business transactions with the following related parties:

All related party transactions are recorded at the exchange amounts as agreed upon by the related parties.

Due from related parties

	March 31, 2005	December 31, 2004
	$	$
Due from Beijing Anli Information and Consulting Company (“Anli”) [i]	176,190	176,190
Loan to officers [ii]	26,698	-
Total	202,888	176,190

[i]

Anli and its major shareholder are shareholders of the Company. During the year ended December 31, 2003, the Company advanced funds of $146,017 (RMB 1,200,000) to Anli in China for business purposes. A loan agreement was signed on October 28, 2003 for a one-year term, non-interest bearing. In the year ended December 31, 2003, the Company received cash proceeds of $77,350 from Anli in China for exercising its warrants of 240,000 common shares at $0.32.

On October 28, 2004, the loan was extended for an additional one-year term and is due on or before October 31, 2005. Anil has provided 1,639,680 common shares of the Company as collateral for the loan due from Anli, and the loan due from Shenshi [note 5]. The fair value of the collateral shares at March 31, 2005 was $713,900.

In addition, the Company advanced funds to Anli of $30,173 (RMB 260,000) in accordance with a loan agreement dated April 22, 2004 for a maximum facility of $36,203 (RMB 300,000). The loan is due on demand and is non-interest bearing.

[ii]

During the period ended March 31, 2005, the Company issued a non-interest bearing advance of $26,698 to two officers of the Company. The Company is withholding the salary of the officers until the loan is fully recovered.

Due to related parties

	March 31, 2005	December 31, 2004
	$	$
International Skyline Gold Corporation [i]	751	759
Lanch Holdings Ltd. [ii]	-	8,788
B.D.R. Investments Ltd. [iii]	7,784	35,620
L.C. Management Ltd. [iv]	3,074	1,948
Officer and shareholder loan [v]	-	7,118
Total	11,609	54,223

[i]

During the three month period ended March 31, 2005, the amount outstanding to International Skyline Gold Corporation (“Skyline Gold”) was $751 [2004 - $940]. The expenses were related to office staff benefits and storage rental.  Skyline Gold has directors in common with the Company.

[ii]

During the three month period ended March 31, 2005 the Company repaid amounts owing to Lanch Holdings Ltd. (“Lanch”) that were outstanding as at December 31, 2004. The advance is non-interest bearing.  Lanch is controlled by an immediate family member of a director/officer of the Company.

[iii]

During the three month period ended March 31, 2005, the Company incurred expenses of $5,234 [2004 - $4,834] in office rent and parking to BDR Investments Ltd. (“BDR”). The total balance due to BDR was $7,784 as at March 31, 2005 [2004 - $1,611].  During the three month period ended March 31, 2005, the Company repaid a loan of $26,819 which was made by BDR in 2004. The loan is non-interest bearing. BDR is controlled by a director/officer of the Company.

[iv]

During the three month period ended March 31, 2005, the Company incurred an expense of $1,145 [2004 - $1,175] in office services to L.C. Management Ltd. (“LC Ltd.”). The total balance due to L.C. Management was $3,704 as at March 31, 2005 [2004 - nil].  LC Ltd. is controlled by a director/officer of the Company.

[v]

During the three month period ended March 31, 2005, the Company repaid an officer advanced $7,118 to the Company in 2004. The loan is non-interest bearing.

MANAGEMENT AND BOARD OF DIRECTORS CHANGES

On May 4, 2004, the Board approved William C. Calvin as a new director and a member of the audit committee.   Mr. Calvin is a retired partner of PricewaterhouseCoopers LLP and was active in Asian practice, particularly Mainland China, Korea, and Taiwan.

On January 4, 2005, Victor Kwee was appointed as the new Chief Financial Officer for the Company, replacing Mary Chin who resigned to pursue other interests.

On May 6, 2005, Victor Kwee resigned.  Ronald Shon, the President, assumes the duties of CFO on an interim basis.

CRITICAL ACCOUNTING ESTIMATES

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles and makes estimates and assumptions that affect its reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities.  The Company bases its estimates on historical experience and other assumptions that it believes as reasonable in the circumstances.  Actual results may differ from these estimates.

The following critical accounting policies affect the Company’s more significant estimates and assumptions used in preparing its consolidated financial statements.

Revenue Recognition

Product sales are recognized when title is transferred and payments are received or rights to receive consideration are obtained and collection of consideration is reasonably assured. Revenues received in advance of title transfer are deferred until future periods. Distributor sales for fiscal 2004 and restated for fiscal 2003 were reflected on a gross basis, as the Company takes possession of the inventory (books and educational materials), assumes the risk of loss of such inventory and is the primary obligor to the customer. Provisions for sales returns or loss are estimated based on historical returns experience. Sales with extended payments create uncertainty of the fixed and determinable nature of the agreements and accordingly, revenue is recognized when it becomes due in these circumstances.

Sales from services are recognized when services are rendered and payments are received or rights to receive consideration are obtained and collection of consideration is reasonably assured. Revenues received in advance of these services being rendered are deferred until future periods.

Website Development Costs

Website development costs are expensed as incurred unless they meet specific Canadian GAAP criteria for capitalization. Capitalized website development costs are recorded at cost and are amortized over the expected useful life on a straight line basis.  Amortization begins when the asset is brought into use.

Income Taxes

The Company is required to estimate its income taxes in each of the jurisdictions in which it operates.  This process involves estimating the Company’s actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes.  These differences result in future tax assets and liabilities that may be included on the Company’s consolidated balance sheet.  The Company recognizes future income tax assets to the extent that their realizations are considered more likely than not and provides a valuation allowance against any remaining balance.  The valuation allowance is based on the Company’s estimates of taxable income by jurisdiction in which it operates and the period over which its future tax assets will be recoverable.  In the event that actual results differ from these estimates, or the Company adjusts these estimates in future periods, the Company may need to adjust the valuation allowance.  Although we believe that our tax estimates are reasonable, the ultimate tax determination involves significant judgment that is subject to audit by tax authorities in the ordinary course of business.

Investments in Book and English as a Second Language (“ESL”)

Investments in Book and English as a Second Language (“ESL”) projects consist of unamortized costs of projects that are produced by the Company or together with other parties. Included in investments in Book and ESL projects are projects in progress and in development. Amounts will be amortized to cost of sales once projects are available for commercial distribution. The valuation of investments in Book and ESL projects are reviewed on a project by project basis. When an event of change in circumstances indicates that the fair value is less than its unamortized cost, the fair value is determined using management’s estimate of discounted future cash flows. A write- down is recorded equivalent to the amount by which the unamortized amount exceeds the fair value of the investments in Book and ESL projects.

Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the identifiable assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the synergies of the business combination.

Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Impairment is assessed through a comparison of the carrying amount of the reporting unit with its fair value. When the fair value of a reporting unit is less than its carrying amount, goodwill of the reporting unit is considered to be impaired. Any impairment of goodwill will be expensed in the period of impairment.

Stock-based Compensation and Other Stock-based Payments

The Company has established a stock options plan under which options to purchase common shares may be granted to directors, officers, and employees of the Company and to any other person or company permitted by the applicable regulatory authorities to purchase unissued common shares.  The Company recognized stock option compensation, which have been granted, vested to employees and directors under stock option plans with no cash settlement feature cased on the fair value method.  The fair value of the stock options was estimated using the Black-Scholes option pricing model, with weighted-average assumptions for the following: dividend yield volatility rate, risk-free interest rate and expected average life. Direct awards of stock to employees, stock options and stock awards granted to non-employees are also accounted for in accordance with the fair value method of accounting for stock-based compensation.

Financial Instruments

The carrying amount for cash, accounts receivable, due from related parties, loans to employees, accounts payable, income tax payable, loans payable and due to related parties approximate their fair value due to the short-term nature of these instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

TRENDS AND OPPORTUNITIES

The Company’s current core business is the development and distribution of educational textbooks and related materials.  The textbook products include Psychology, Information Technology, Ecology, kindergarten curriculum, ESL educational materials, and high school examination guides.  Those educational materials are becoming more important in the school system due to the government policy of one child per household, bilingual requirements in the business sector, rapid growth and opportunities in the technology sector, and environmental issues in China.   In 2002, Chinese consumers spent more than $40 billion on education.  According to Eduventures.com, a United States based research firm, education spending in China is forecasted to reach $90 billion in 2005.

Besides the core business, the Company has launched two new initiatives in 2004.   The first initiative is a new chain of kindergarten schools to be called the “New Happiness Kindergarten Schools” which was announced on February 18, 2004.  This follows a recent decision by the Chinese Central Government to encourage private capital investment into the kindergarten sector.  The new venture gives the Company an opportunity to foster a captive market for its early education products and a stream of income from tuition fees paid by the students.  There are in excess of 27 million kindergarten students in China and the demand for quality education is increasing as the country makes improvements in its basic educational structure.  Tuition fees range from $1,600 to over $16,000 on an annual basis in the top-level Chinese kindergartens.  All these schools will use CER’s leading edge curriculum materials on an exclusive basis.  This is a major undertaking for the Company and CER has assembled a top-level team of educators and administrators to implement this plan.

The second initiative, a web-based education resources platform: www.cersp.com, was announced on April 27, 2004.  This project has been developed in conjunction with various agencies of the Chinese government and is intended to address the paradigm shift occurring in the Chinese education sector.  The major change in the education sector is a change in learning method from one which relies on rote memory to one which encourages creative thinking.  The platform delivers current and past educational content in the new creative fashion, tailored to meet individual needs.

During the year, the platform was tested in various regions of China with encouraging initial results.  On February 14, 2005, an agreement was finalized with Hainan Province designating the platform as the exclusive source of digital educational content from the Provincial government.  Further, the government issued a mandate requiring all primary and secondary schools in the Province to use the platform.

The Company’s strategy is to conclude similar agreements with other Provinces and to develop separate modules focused on specific subject areas.

The main revenue streams from the platform are anticipated to be membership fees from schools, teachers and students, download fees from individuals wishing to access educational content found on the website, distribution income from the sale of library reference books to school libraries in China through an exclusive arrangement with the Ministry of Education, advertising revenue, on-line consulting fees, hosting fees paid to the platform acting as a channel for other organizations wanting access to the education sector, and distribution income from the sale of non-education publications.

According to the National Bureau of Statistics of China for 2003, the gross domestic product (“GDP”) of the country was calculated at USD 1.4099 trillion (~ RMB 11.6694 trillion), with an annual real rate of GDP growth at 9.1%; 1.1 percentage points more than 2002.  The average Chinese family sets aside 10% of its savings for education according to the United Nations Educational, Scientific, and Cultural Organization.  Many parents are willing to invest in their children for better and higher education because it is critical for their future opportunities and advancement.  The educational system in China is under pressure to reform and develop.  China understands the country's international competitiveness will depend greatly on the quality of its human resources.  On March 14, 2004, the second session of the 10th National’s People’s Congress concluded that China advocates “putting people first” as its development model.  The Chinese government sets education as a strategic priority in the China Agenda for Education Reform and Development.  The investment environment and financial and legal systems in China will be further improved due to the implementation of open policies, admission into the WTO, and the granting of the 2008 Olympic Games to Beijing.  Competition will increase because of the enormous business opportunities in China.

Our current core business is the development and distribution of educational textbooks and related materials.  Our textbook products include Psychology, Information Technology, Ecology, kindergarten curriculum, ESL educational materials, and high school examination guides.  We believe that these educational materials are becoming more important in the school system due to the policy of one child per household, bilingual requirements in the business sector, rapid growth and opportunities in the technology sector, and the environmental issues in China.

Under current Chinese law, private companies such as TTTC are not permitted to act as publishers and publishers are state owned.  We currently work, and enter into cooperation agreements, with state owned publishers under arrangements where we develop and furnish the content of our textbooks and the publishers publish the textbooks on our behalf.  In August 2004, the State Administration of Press and Publications announced in line with pledges China made upon entry into the WTO in 2001 that foreign companies will be allowed to enter the publishing business by the end of 2004.  We have not had the opportunity to evaluate the impact that these new rule changes will have on our business or operations.  We anticipate that we may face increased competition from foreign competitors who enter the market and the profit margins on our products may decrease if our competitors compete on price or are able to publish their textbooks at lower cost.  We may also have greater flexibility in publishing our educational materials and we may be able to publish our textbooks at lower cost.  As of the date of this registration statement, we are unable to predict the impact that these new rule changes will have on our business or results of operations.

We experience seasonal fluctuations in our sales.  The operations of the business are highly seasonal, with over 90% of operating income in China recognized in the second half of the fiscal year.  The seasonality of the education market is significantly influenced by national, provincial and local school schedules and because textbook purchases by students are generally made just prior to the start of the school year in the autumn.  We are required to produce significant amounts of inventory prior to those periods in order to meet customer delivery requirements.  This seasonality causes significant pressure on us to monitor production and distribution accurately to satisfy these delivery requirements.  To a lesser extent, the cyclicality of our business is also attributable to fluctuations in paper prices and printing costs.  Lower than expected sales during the adoption period of a new title or a general economic downturn in our market or industry could have a material adverse effect on the timing of our cash flows and, therefore, on our ability to service our obligations.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or the financial conditions of the Company that have not been reported in the audited consolidated financial statements for the year ended December 31, 2004.

PROPOSED TRANSACTIONS

The Company has not proposed any asset or business acquisitions or dispositions.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

The following tables summarize our contractual obligations as of December 31, 2004 and March 31, 2005, respectively, and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

As at December 31, 2004, we had the following contractual obligations and commercial commitments:

Contractual Obligations	Payments Due by Period
	Total	Less Than One Year	1-3 Years	4-5 Years	After 5 Years
Long-Term Debt Obligations	539,642	539,642
Capital Lease Obligations
Operating Leases
Purchase Obligations
Other Long-Term Liabilities
TOTAL	539,642	539,642

(1)

We have an obligation to repay a loan to Wild Coyote Securities of US$500,000 incurred on March 16, 2004.  The loan was due on or before November 1, 2004.  On April 27,2005, Wild Coyote Securities extended the due date to January 1, 2006.

(2)

We have a long-term loan of US$39,642 (RMB ~328,499) related to an auto financing loan in China.  The currency for this loan is RMB.  We currently have sufficient cash and cash equivalents to repay this loan.

As at March 31, 2005, we had the following contractual obligations and commercial commitments:

Contractual Obligations (As at March 31, 2005)	Payments Due by Period
	Total	Less Than One Year(1), (2),	1-3 Years	4-5 Years	After 5 Years
Long-Term Debt Obligations		$298,708
Capital Lease Obligations
Operating Leases
Purchase Obligations
Other Long-Term Liabilities
TOTAL		$298,708

As of March 31, 2005, we had total current liabilities of US$2,913,213 and cash and cash equivalents of US$1,567,297.   We believe that our cash and cash equivalents and cash flow from operations will be sufficient to satisfy our working capital requirements as they become due.

We intend to finance any expansion of our existing operations (textbook, study aids, Kindergarten curriculum and ESL materials) from cash flow from operations, or a combination of cash flow from operations and financing.  We anticipate we will be able to meet our contractual obligations from operating cash flow.  In the event that operating cash flow is insufficient to meet our contractual obligations, we will be required to raise new financing to cover the shortfall through the issue of debt or equity. There can be no assurance such new financing will be available or accessible on reasonable terms.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management.

As of July 6, 2005 and during the year ended December 31, 2004, the following persons are directors and senior management of the Company:

Directors:

Name	Age	Appointment date
C.F. Zhou	49	March 31, 2000
Ronald Shon	52	March 31, 2000
Wang Li	48	March 11, 2002
William Chang	49	November 27, 2000
William Calvin	73	May 12, 2004

Officers:

Name	Office	Age	Appointment date
C.F. Zhou	Chairman	49	March 31, 2000
Ronald Shon	President, acting Chief Financial Officer	52	March 31, 2000
Mary Chin	former Chief Financial Officer	36	July 25, 2003 to January 7, 2005
Victor Kwee	former Chief Financial Officer	36	January 7, 2005 to May 6, 2005

Description of each person’s business experience:

Chengfeng Zhou, Chairman and Director (Vancouver, British Columbia)

Mr. Chengfeng Zhou is Chairman of China Education Resources Inc. from 1994 to 2004. He has also served as President and Director of Double Ocean Investments Inc. in Vancouver, British Columbia.  Double Ocean Investments is a private investment holding company with investments in hotels and securities.  Mr. Zhou is also a director of Allied Pacific Properties and Hotels Ltd., and served as its President and C.E.O. from 1996 to 1997.  Allied Pacific was a private company which owned a number of Canadian hotels.  Prior to 1994, Mr. Zhou acted as an advisor to a number of companies in Ontario and China and was a Lecturer at Beijing United University.  Mr. Zhou obtained a B.A. degree from the People’s University of China, Beijing, in 1983 and also studied business in the Faculty of Business Administration of Memorial University of Newfoundland from 1990 to 1991.

Ronald C. Shon, President, Chief Financial Officer and Secretary, and Director (Vancouver, British Columbia)

Mr. Ronald Shon is President and a Director of China Education Resources Inc.  He is also President of the Shon Group of Companies, a group of privately held real estate investment and development companies.  He has held this position since 1977.  Mr. Shon has also been Chairman of Skyline Gold Corporation since 1986, and is a director of the Spectra Group of Great Restaurants Inc.  Skyline is a mining exploration company currently trading on the TSX-Venture Exchange.  Spectra is a restaurant holding company and trades on the TSX main board.  He obtained a B.A. degree from Stanford University in 1975 and a M.B.A. degree from the Wharton School, University of Pennsylvania in 1977.  Mr.Shon assumed the position of Chief Financial Officer and Secretary upon the resignation of Victor Kwee.

Victor Kwee, Chief Financial Officer and Secretary

Victor Kwee was appointed as the Chief Financial Officer for the Company on January 4, 2005.  Mr. Kwee resigned on May 6, 2005.  Mr. Kwee has a Bachelor of Business Administration from Simon Fraser University and is a Certified Management Accountant (CMA).

Mary Chin, Chief Financial Officer and Secretary (Vancouver, British Columbia)

Ms. Chin is the Chief Financial Office and Secretary of China Education Resources Inc.  Ms. Chin was a financial accountant at PriceWaterhouseCoopers from 1993 to 1994, an assistant officer at Fuji Bank (HK) from 1994 to 1996, a financial analyst at the Hong Kong Airport Authority from 1996 to 1998, an investment analyst at the Crocus Investment Fund from November 1999 to June 2002, a Manitoba labour sponsored fund, an investment analyst at Evan & Evans, a Vancouver-based business valuation form November 2002 to June 2003 and joined China Education Resources Inc. as CFO and Secretary in July 2003.  Ms. Chin resigned effective on January 7, 2005.

Wang Li, Director (Beijing, China)

Ms. Wang Li currently serves as the Executive Director of China’s Stock Exchange Executive Council (SEEC) and Managing Director of SEEC Holdings Limited (SEEC Holdings).  SEEC is a Beijing-based investment banking firm which provides the full range of investment banking services typically offered by similar North American firms.  The SEEC also publishes a biweekly financial newsletter in China.  Ms. Wang has held her positions with SEEC for more than five years.

William H.C. Chang, Director (Atherton, California)

Mr. William Chang is a Director of China Education and the President and CEO of The Westlake Group, based in San Mateo, California, and has served in these position since 1977 .  The Westlake Group is a consortium of affiliated companies involved in multinational businesses, including broadcasting and venture capital.  The Westlake Group is private and owned by Mr. Chang’s father.  He has over 20 years experience in managing over 30 companies in the United States, China, and Japan.  He serves as Trustee of the Asia Foundation, California International Relations Foundation, and the Harvard University Asia Center.  He holds an Oxford GCE in Computer Science and a Bachelor’s degree in Economics from Harvard University.

William Calvin, Director (Vancouver, British Columbia)

Mr. Calvin is a retired partner of PriceWaterhouseCoopers (PWC), Vancouver.  He obtained his Bachelor of Commerce at the University of Toronto in 1952 and his CA designation in Ontario in 1956 with Coopers & Lybrand (a legacy firm of PWC) and moved to Vancouver with them in 1956.  Mr. Calvin had been active in many areas of practice with PWC until his retirement in 1985.  They included taxation, audit and business advisory services.

After retirement, Mr. Calvin has been active in the forums Asian Practice with clients from China, Taipei and Korea.  Those include assisting CITIC in its first foreign investment, its celgar pulp mill; assistance to China Trust in Taiwan in establishing a full service bank in Canada; assistance to Posco J Korea in its Canadian coal mining investment.

The Senate of Canada recognized Mr. Calvin’s contribution by awarding him the Confederation Medal.

Guan Hai, President of Today’s Teachers Technology and Culture Ltd.

Mr. Guan Hai is President of TTTC.  He is 45 years old and was appointed as President on August 1, 2002.  He is a Beijing resident.  Mr. Guan Hai has served as business officer for the Beijing Daily and has also been involved in the Literature and Art Department with Beijing Television.  He was also co-founder of the Beijing Huili Science and Culture Research Institute and has served as Deputy Director of the institution.  He has been with TTTC since 1996 serving as vice-president before being appointed President in 2002.  Mr. Guan Hai is currently studying in the Executive MBA program at Qinhua University.

Feng Yijie, President of NEB

Mr. Feng Yijie is President of NEB and was appointed on September 1, 2003.   Mr. Feng graduated from Changchun Education College and was the head master of Changchun No. 68 Middle School.  He currently serves as the delegate of Chasxang District Congress of Changchun City Executive Director of Chanyang Education Association and Education advisor for West China area.  Mr. Feng has been President of NEB since January 2004.

Other Directorships

Ronald Shon is a director of Skyline Gold Corporation, a TSX Venture listed public company, and The Spectra Group of Great Restaurants, a TSX listed company.

C. F. Zhou is also director of Skyline Gold Corporation and Allied Pacific Properties & Hotels Ltd., both TSX Venture listed companies.

William Calvin does not hold any public corporate directorships other than China Education Resources Inc.

William Chang does not have any public corporate directorships other than China Education Resources Inc.

Family Relationships

William Chang is the brother-in-law of Ronald Shon.  Mr. Chang is married to Mr. Shon’s sister.

Involvement in Certain Legal Proceedings

To our knowledge, none of our directors or executive officers has been involved in any legal proceedings that are material to an evaluation of the ability or integrity of such person.

Board Committees

Our only standing committee of the Board of Directors are an Audit Committee and a Compensation and Governance Committee. Both Committees are chaired by William Calvin.  Only Mr. Calvin is independent under the rules of the TSX Venture Exchange and would be considered independent under the rules of the American Stock Exchange.  Mr. Calvin satisfies the requirements of a financial expert under the rules of the SEC.  Our Audit Committee currently consists of three (3) individuals including Mr. Calvin and two other directors, being William Chang, and Ronald Shon, our President and CFO.  Our Compensation and Governance Committee consists of William Chang and William Calvin.

The Audit Committee is directed to review the scope, cost and results of the independent audit of the Company’s books and records, the results of the annual audit with management and the adequacy of the Company’s accounting, financial and operating controls; to recommend annually to the Board of Directors the selection of the independent auditors; to consider proposals made by the Company’s independent auditors for consulting work; and to report to the Board of Directors, when so requested, on any accounting or financial matters. Such reviews are carried out with the assistance of the Company’s auditors and senior financial management. None of the Company’s directors or executive officers is parties to any arrangement or understanding with any other person pursuant to which said individual was elected as a director or officer of the Company.

The Compensation and Governance Committee is directed to develop the Company’s approach to governance issues, including the Exchange requirements and guidelines.  The Committee also reviews and advises the Board regarding compensation of the Company’s senior officers and Board members.

B.

Compensation.

The following table sets forth all annual and long term compensation for services in all capacities to us and our subsidiaries for the last full financial year in respect to each of the individuals who were, as at the date of this registration statement, our directors and senior management, and any employees such as scientists upon whose work we are dependent.

The following table sets forth compensation paid to each of the individuals who served as our Chief Executive Officer and our other most highly compensated executive officers (the “named executives officers”) for the fiscal year ended December 31, 2004, and the compensation earned by each of the named executive officers for each of the fiscal years ended December 31, 2002, 2003 and 2004.  The determination as to which executive officers were most highly compensated was made with reference to the amounts required to be disclosed under the “Salary” and “Bonus” columns in the table.

SUMMARY COMPENSATION TABLE

ANNUAL COMPENSATION					LONG-TERM COMPENSATION AWARDS

Name Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Awards (4)	Securities Underlying Options/SARs (#)	LTIP

Ronald Shon President	2004 2003 2002	$90,000 $90,000 $90,000	0 0 0	0 0 0	0 0 0	700,000 options 0	N/A
C.F. Zhou Chairman	2004 2003 2002	$90,000 $90,000 $90,000	0 0 0	0 0 0	0 0 0	250,000 options 0	N/A
Mary Chin(1) CFO	2004 2003	$79,765 $42,414 (1)	0 0	0 0	0 0	60,000 options	N/A
Guan Hai President, TTTC	2004 2003 2002	RMB 84,000 ($10,169)	0	0	0	100,000 options	N/A
Feng Yijie President, NEB	2004 2003	RMB 60,000 ($7,264)	0	0	0	N/A	N/A

(1)

Mary Chin was appointed Chief Financial Officer and Corporate Secretary on July 15, 2003, and resigned January 7, 2005.

Our Directors do not receive any stated salary for their services as directors or members of committees of the Board of Directors, but by resolution of the Board, a fixed fee and expenses of attendance may be allowed for attendance at each meeting. Directors may also serve our company in other capacities as an officer, agent or otherwise, and may receive compensation for their services in such other capacity.

Director and Officer Stock Option/Stock Appreciation Rights (“SARs”) Grants

We have three option plans approved by the shareholders.  These option plans are dated March 31, 2000, August 17, 2000 and February 21, 2003.  The March 31, 2000 and the August 17, 2000 plan allows for the issuance of 1,000,000 options each, while the February 21, 2003 plan allows for the issuance of 380,000 options.  The February 21, 2003 plan was subsequently amended and approved by the shareholders at the June 24, 2004 Annual General Meeting.  Under the terms of the amended Stock Option plan, the maximum number of Common Shares which may be granted under the Amended Stock Option Plan, together with the Common Shares reserved for issuance under the March 31, 2000 Stock Option Plan of the Company and the August 17, 2000 Stock Option Plan of China Education, would be equal to 10% of the issued and outstanding Common Shares as of the date of grant (on a non-diluted basis.)

The following table sets forth the stock options granted to our named executive officers and directors during the year ended December 31, 2004.  No stock appreciation rights were awarded.

Name	Number of securities underlying options/SARs granted (#)	Percent of total options/SARs granted to employees in fiscal year	Exercise or base price (CDN$/Share)	Expiration date
Guan Hai	100,000	62.5%	CDN $0.90 (~$0.686)	4-13-09
Mary Chin	60,000	37.5%	CDN $1.05 (~$0.802)	3-30-09

Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/SAR Values

Name	Shares acquired on exercise (#)	Value realized ($)	Number of securities underlying unexercised options/SARs at FY- end (#) Exercisable/ Unexercisable	Value of unexercised in-the-money options/SARs at FY- end ($) Exercisable/ Unexercisable
Ronald Shon	0	0	500,000 / 200,000	0
C.F. Zhou	0	0	200,000 / 250,000	0
Guan Hai	0	0	100,000 / 200,000	0
Wang Li	0	0	66,667/33,333	0

We have not re-priced any options / SARs during the last fiscal year.

Long Term Incentive Plan Awards

No long-term incentive plan awards have been made by China Education to date.  However, we are considering this plan in the future.

Defined Benefit or Actuarial Plan Disclosure

We do not provide retirement benefits for the directors or officers.  However, we are planning to implement some retirement benefit plans for employees.

Compensation of Directors

We do not compensate our directors.  None of our directors received compensation for their service as directors during the fiscal year ended December 31, 2003.

Employment Contracts and Termination of Employment and Change-In-Control Arrangements

We have no employment contracts or arrangements between us or our subsidiaries and our directors and/or executive officers, however; we are planning to have employment contracts with key officers and employees.

C.

Board practices.

Our board of directors consists of four members, the terms of which expire at the general meeting of shareholders to be held in each year.  Directors are elected by a majority of the votes of our common shares present in person or represented by proxy at our annual meeting of shareholders and entitled to vote at such election.  Each director will hold office until his or her term expires and his or her successor has been elected and qualified.  Executive officers serve at the discretion of the board of directors.  Officers are elected at the annual meeting of the directors held immediately after the annual general meeting of shareholders.

Our only standing committee of the Board of Directors are an Audit Committee and a Compensation and Governance Committee. Both Committees are chaired by William Calvin.  Only Mr. Calvin is independent under the rules of the TSX Venture Exchange and would be considered independent under the rules of the American Stock Exchange.  Mr. Calvin satisfies the requirements of a financial expert under the rules of the SEC.  Our Audit Committee currently consists of three (3) individuals including Mr. Calvin and two other directors, being William Chang, and Ronald Shon, our President and CFO.  Our Compensation and Governance Committee consists of William Chang and William Calvin.

The Audit Committee is directed to review the scope, cost and results of the independent audit of the Company’s books and records, the results of the annual audit with management and the adequacy of the Company’s accounting, financial and operating controls; to recommend annually to the Board of Directors the selection of the independent auditors; to consider proposals made by the Company’s independent auditors for consulting work; and to report to the Board of Directors, when so requested, on any accounting or financial matters. Such reviews are carried out with the assistance of the Company’s auditors and senior financial management. None of the Company’s directors or executive officers is parties to any arrangement or understanding with any other person pursuant to which said individual was elected as a director or officer of the Company.

The Compensation and Governance Committee is directed to develop the Company’s approach to governance issues, including the Exchange requirements and guidelines.  The Committee also reviews and advises to the Board compensation of the Company’s senior officers and Board members.

D.

Employees.

We currently have 51 full time employees and four part time employees.  Thirty full time employees and four part time employees are located in Beijing and employed by TTTC and CEN.  There are five people in sales, six in accounting, five in technology/network department, six in production, four administrative staff and four in shipping.  Eighteen full time employees are employed by NEB and located in Changchun.

Two full time management employees are employed at our principal office in Vancouver, British Columbia, Canada.

We have no collective bargaining agreements in existence in either the parent company or the subsidiaries.  We maintain good relations with our employees.

E.

Share ownership.

The following table sets forth certain information concerning the number of shares of Common Stock owned beneficially as of June 15, 2005 by: (i) each person known to us to own more than five percent (5%) of any class of our voting securities; (ii) each of our directors; and (iii) all our directors and officers as a group.  Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

TITLE OF CLASS	NAME AND ADDRESS OF BENEFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNER	PERCENT OF CLASS(1)
Directors and Executive Officers
Common Shares	C. F. Zhou 1118 Cathedral Place, 925 West Georgia Street Vancouver, British Columbia V6C 3L2	6,629,426 (2)	19.26%
Common Shares	Ronald Shon 1118 Cathedral Place, 925 West Georgia Street Vancouver, British Columbia V6C 3L2	2,168,864 (3)	6.3%
Common Shares	William Chang 1118 Cathedral Place, 925 West Georgia Street Vancouver, British Columbia V6C 3L2	1,566,431 (4)	4.46%
Common Shares	Wang Li 11th Floor, Prime Tower 22 Chaoyangmenwai Drive Beijing, China 100020	66,666 (5)	0.19%
Common Shares	Guan Hai 3rd Floor, North Building No.3 Huayuanhutong Andingmennei Beijing, China 100009	440,434 (6)	1.28%
Common Shares	William Calvin 1118 Cathedral Place, 925 West Georgia Street Vancouver, British Columbia V6C 3L2	50,000(8)	0.14%
Common Shares	Officers and Directors as a Group (7 persons)	10,921,821 (9)	31.74%

(1)

Based on an aggregate 32,769,147 common shares outstanding as of June 15, 2005 and [1,640,734] common shares for individual options or warrants which exercisable by such holder within 60 days of June 15, 2005, the total fully diluted (exclude the non-vested options) number of common shares were [34,409,881] as of June 15, 2005.

(2)

Chengfeng Zhou: The fully diluted common shares of Mr. Zhou were 6,629,426 which include total outstanding common shares of 6,459,426 and the vested options of 170,000.

(3)

Ronald Shon: The fully diluted common shares of Mr. Shon were 2,168,864 which include total outstanding common shares of 1,068,864, the vested options of 900,000 (include 600,000 options from an individual shareholder), and options of 200,000 exercisable within 60 days of June 15, 2005.

(4)

William Chang: The fully diluted common shares of Mr. Chang were 1,566,431 which include total outstanding common shares of 1,166,431, the vested options of 350,000, and options of 50,000  exercisable within 60 days of June 15, 2005.

(5)

Wang Li: The fully diluted common shares of Ms. Li were 66,666 which are vested options of 66,666.

(6)

Guan Hai: The fully diluted common shares of Mr. Hai were 440,434 which include total outstanding common shares of 340,434, the vested options of 66,666, and options of 33,333  exercisable within 60 days of June 15, 2005.

 (7)

William Calvin has 100,000 share purchase options, 25,000 of which are vested and 25,000 exercisable within 60 days of June 15, 2005.

 (8)

The fully diluted common shares owned by all the officers and directors were 10,921,821.

We are not aware of any arrangement which might result in a change in control in the future.

Statements as to securities beneficially owned by directors, or as to securities over which they exercise control or direction, are based upon information obtained from such directors and from records available to us.  For particulars on outstanding stock options, see “Item 6. Directors, Senior Management and Employees – Compensation – Incentive Stock Options”.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders.

As at June 15, 2005, we have 32,769,147 common shares issued and outstanding.  To our knowledge, no person beneficially owns, directly or indirectly or exercises control or direction over, or has a combination of direct or indirect beneficial ownership of and control or direction over, shares carrying more than 5% of the voting rights attached to our issued and outstanding common shares, as at June 15, 2005, except as follows:

TITLE OF CLASS	NAME AND ADDRESS OF BENEFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNER	PERCENT OF CLASS(1)
Common Shares	C. F. Zhou 1118 Cathedral Place, 925 West Georgia Street Vancouver, British Columbia V6C 3L2	6,629,426 (1)	19.26%
Common Shares	Ronald Shon 1118 Cathedral Place, 925 West Georgia Street Vancouver, British Columbia V6C 3L2	2,168,864 (2)	6.3%

(1)

Chengfeng Zhou: The fully diluted common shares of Mr. Zhou were 6,629,426 which include total outstanding common shares of 6,459,426 and vested options of 170,000.

(2)

Ronald Shon: The fully diluted common shares of Mr. Shon were 2,168,864 which include total outstanding common shares of 1,068,864, the vested options of 900,000 (include 600,000 options from an individual shareholder), and options of 200,000 exercisable within 60 days of June 15, 2005.

All of our common shares have identical voting rights.

B.

Related Party Transactions.

Except where described elsewhere in this Registration Statement, we have not, during the three most recently completed financial years and the subsequent period up to the date of this Registration Statement, entered into transactions or loans with any (a) enterprises that are directly or indirectly controlled by or under common control with us; (b) our associates; (c) individuals directly or indirectly owning voting right which give them significant influence over us or close members of their respective families, (d) our directors, senior management or close members of their respective families or (e) enterprises in which a significant voting is held or significantly influenced by any of the foregoing individuals (a “Related Party”), except as follows:

C. F. Zhou and Ronald Shon each receive salary and compensation package they receive as officers of the Company.  See, “Compensation.”  Except for salaries paid to C. F. Zhou and Ronald Shon, we have not entered into any transactions with related parties in excess of $60,000 during 2004 or through June 15, 2005.

International Skyline Gold Corporation (“Skyline Gold”) is a mining company in Vancouver, British Columbia, Canada.  Skyline Gold has directors in common with us.  China Education’s head office shared the office space with Skyline Gold in the past and moved out in September 2002.  During the year ended December 31, 2004, the Company incurred an expense of $1,235 (2003: $6,590, including office space) in office staff benefits and storage rental to Skyline Gold.  The total balance due to Skyline Gold as of December 31, 2004 and March 31, 2005 was $759 and $751 respectively.

Lanch Holdings Ltd (“Lanch”) is a real estate company in Vancouver, British Columbia, Canada.   Lanch is controlled by an immediate family member of a director/officer of the Company.  During the year ended December 31, 2004, the Company received an advance of $8,788 (2003 - $42,484) from Lanch for working capital requirements.  The advances were non-interest bearing and were repaid in the three month period ended March 31, 2005.

BDR Investments Ltd (“BDR”) is a real estate company in Vancouver, British Columbia, Canada.  BDR is controlled by Ronald Shon, a director/officer of the Company.  During the year ended December 31, 2004, the Company incurred an expense of $21,048 (2003 - $22,894) in office rent and parking to BDR.   Since September 2002, China Education’s head office has been sharing the office space with BDR  As of December 31, 2004 and March 31, 2005, we had a total due to BDR of $35,620 and $7,784 respectively.

Beijing Anli Information and Consulting Company (“Anli”) are shareholders of the Company.  During 2003, the Company advanced funds of $146,017 to Anli for business purposes.  A loan agreement was signed on October 28,2003 for a one year term, non-interest bearing.  On October 28, 2004, the loan was extended for an additional one year term.  Anli has provided 1,639,000 common share of the Company as collateral, the fair market value of which was $750,270 as of December 31, 2004.  In the year ended December 31, 2003, the Company received cash proceeds of $77,350 from Anli for exercising its warrants of 240,000 common shares valued at $0.32.  In addition, the Company advanced funds to Anli of $30,173 in accordance with a loan agreement dated April 22, 2004 for a maximum facility of $36,203.  The loan is due on demand and is non-interest bearing.

During the year ended December 31, 2004, the Company incurred an expense of $5,691 [2003 - $5,201] in office services to L.C. Management Ltd. (“LC Ltd.”). LC Ltd. is controlled by a director/officer of the Company.

During the year ended December 31, 2004, an officer advanced $7,118 to the Company which remains outstanding as at December 31, 2004. The loan is due on demand and is non-interest bearing.

During the year ended December 31, 2003, the Company made a non-interest bearing advance of $22,144 to an officer which was repaid on August 27, 2004.  The balance of the loan on December 31, 2003 was $5,816.

Other than disclosed above, no Related Party is or has been indebted to us or our subsidiaries since June 30, 2003.  There are no management, consulting, lease or other agreements in which our management, directors or subsidiaries are parties.

C.

Interests of Experts and Counsel.

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

D.

Consolidated Statements and Other Financial Information.

Attached hereto, in Item 17 “Financial Statements”, are our audited consolidated financial statements that cover the latest three financial years, together with related notes and schedules and the report of our Auditors.  See Item 17 Financial Statements.

Legal Proceedings

To our knowledge, there are no currently pending or threatened legal proceedings that could have a material effect on our business, results of operations or financial condition.

Dividend Policy

We have never declared or paid any cash dividends on our common shares.  As we do not have any earnings, we do not anticipate paying cash dividends on the common shares for the foreseeable future.  Future dividends on the common shares will be determined by the Board of Directors in light of circumstances existing at the time, including our earnings and financial condition.  There is no assurance that dividends will ever be paid.

E.

Significant Changes.

No significant changes have occurred since the date of the most recent interim financial statements included in this Registration Statement.

ITEM 9. THE OFFER AND LISTING.

F.

Offer and Listing Details.

We have one class of shares.  Our shares trade on the TSX Venture Exchange (“TSX-V”).  Our common shares trade under the symbol “CHN.”  The price information is as follows (in Canadian dollars):

Year	High (CDN$)	Low (CDN$)
Annual High/Low
2004	0.90	0.50
2003	1.35	0.45
2002	0.325	0.05
2001	1.00	0.05
2000	3.90	0.55
Quarterly High/Low
2003
1st quarter	1.35	0.50
2nd quarter	1.15	0.60
3rd quarter	1.00	0.70
4th quarter	0.90	0.65
2004
1st quarter	0.90	0.65
2nd quarter	0.90	0.60
3rd quarter	0.825	0.55
4th quarter	0.725	0.50
Monthly High/Low
June 2005	0.50	0.40
May 2005	0.59	0.46
April 2005	0.58	0.47
March 2005	0.62	0.51
February 2005	0.64	0.45
January 2005	0.58	0.46
December 2004	0.72	0.50

On July 21, 2005, the closing price of our common shares was CDN$0.40.  As of December 31, 2004, we had approximately 2600 shareholders of record.

As of the date of this Registration Statement, there is no U.S. public market for our shares and there can be no assurances as to the establishment or continuity of any such market.

G.

Plan of distribution.

Not Applicable.

H.

Markets.

Our Common Shares are quoted in Canada on the TSX Venture Exchange, under the trading symbol “CHN”.

I.

Selling shareholders.

Not Applicable.

J.

Dilution.

Not Applicable.

K.

Expenses of the issue.

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION.

L.

Share capital.

The authorized share capital of the Company consists of an unlimited number of common shares with no par value and 20,000,000 preferred shares with no par value.  There are no unusual rights or restrictions attached to that class.  On June 15, 2005, the company had issued and outstanding a total of 32,769,147 common shares and no preferred shares.  All of the issued common shares are fully paid and not subject to any future call or assessment.

Under the Business Company Act (British Columbia), a corporation can obtain shareholder approval to amend the corporation’s Articles of Incorporation to effect capital changes, name changes and other corporate matters and provide the Board of Directors with authority to effect such changes.  On July 29, 2004, we had an extraordinary meeting of shareholders to approve an amendment to our articles to effect a five-for-one reverse split of our issued and outstanding common shares and to change our name to “China Education Resources Inc.”  These amendments were approved by the shareholders and management and directors were given the power to effect the consolidation and name change at their discretion.  We amended our Articles of Incorporation on December 14, 2004 to effect the reverse split and name change effective December 16, 2004.

Stock Options and Warrants

As of June 15, 2005, 2,292,400 options were outstanding at a weighted average exercise price of $0.98 CDN per share.  Of these, 1,560,734 were fully vested and exercisable as of June 15, 2005.  Each of our options is exercisable for one of our shares.

The following table provides details of options outstanding at June 15, 2005:

Weighted Average exercise price in USD	Weighted Average exercise price in CDN	Number outstanding at June 15, 2005	Number exercisable at June 15, 2005	Weighted average life remaining years
$0.84	$1.05	350,000	350,000	0.25
$0.72	$0.90	102,400	102,400	2.50
$0.84	$1.05	1,150,000	766,667	2.83
$0.72	$0.90	100,000	66,667	3.83
$0.72	$0.90	150,000	150,000	0.83
$0.576	$0.72	150,000	37,500	1.67
$0.48	$0.60	20,000	20,000	4.67
$0.48	$0.60	100,000	25,000	4.67
$0.48	$0.60	100,000	25,000	4.67
$0.576	$0.72	70,000	17,500	1.67
		2,292,400	1,560,734

In addition, we had 2,340,177 warrants issued and outstanding at an average exercise price of $0.60 (CAD 0.75) per share.

The following table summarizes the status of the Company’s share purchase warrants outstanding as follows:

Price	Expiry date	Issued	Balance, June 15, 2005

$0.64 (CAD$0.85)	January 8, 2006	200,000	200,000
$0.74 (CAD$1.00)	April 21, 2006	475,850	475,850
$0.52 (CAD $0.65)	December 16, 2006	1,140,000	1,140,000
$0.57 (CAD $0.72)	January 17, 2007	524,327	524,327
		2,340,177	2,340,177

Stock Option Plan

We have three option plans approved by the shareholders.  These option plans are dated March 31, 2000, August 17, 2000 and February 21, 2003.  The March 31, 2000 and the August 17, 2000 plan allows for the issuance of 1,000,000 options each, while the February 21, 2003 plan allows for the issuance of 380,000 options.  The February 21, 2003 plan was subsequently amended and approved by the shareholders at the June 24, 2004 Annual General Meeting.  Under the terms of the amended Stock Option plan, the maximum number of Common Shares which may be granted under the Amended Stock Option Plan, together with the Common Shares reserved for issuance under the March 31, 2000 Stock Option Plan of the Company and the August 17, 2000 Stock Option Plan of China Education, would be equal to 10% of the issued and outstanding Common Shares as of the date of grant (on a non-diluted basis.)

M.

Memorandum and articles of association.

Our memorandum and articles of association are incorporated by reference herein from filed documents as noted in Item 19.  Our memorandum and articles of association do not contain any limitations on our objects or purposes.

The following is a summary of certain provisions of our memorandum and articles of association:

Director's Power To Vote On Matters In Which The Director Is Materially Interested

Our articles of association provide that it is the duty of any of our directors who are directly or indirectly interested in an existing or proposed contract or transaction with us to declare the nature of their interest at a meeting of our Board of Directors.  In the case of a proposed contract or transaction, the declaration must be made at the meeting of our Board of Directors at which the question of entering into the contract or transaction is first taken into consideration, or if the interested directors are not present at that meeting, our directors are required to declare their interest at the next meeting.  A director shall not vote in respect of the approval of any such contract or transaction with the company in which he is interested and if he shall do so, his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken.

Director's Power To Vote On Compensation To Themselves

Subject to the Business Corporations Act, our articles of association provide that the directors may determine the amount to be paid out of our funds or capital as remuneration for their service.  The directors may also determine the proportions and manner that the remuneration will be divided among them.

Director's Borrowing Powers

Our articles of association provide that the directors, from time to time at their discretion, may authorize the company to:

(a) borrow any sum of money;

(b) guarantee the repayment of any sum of money borrowed by any person or corporation; and

(c) guarantee the performance of any obligations of any other person or corporation.

Retirement Of Directors Under An Age Limit Requirement

Our articles of association do not require directors to retire prior to a specified age.

Number Of Shares Required For A Director's Qualification

Our articles of association do not provide for a requirement of share ownership for a director's qualification.

Changes In Our Capital

Our articles of association provide that we may, by ordinary resolution, amend our memorandum to increase our authorized capital by:

(a) creating shares with par value or shares without par value, or both;

(b) increasing the number of shares with par value or shares without par value, or both; or

(c) increasing the par value of a class of shares with par value, if no shares of that class are issued.

Subject to the Business Corporations Act, the new shares may be issued upon such terms and conditions and with such rights, privileges, limitations, restrictions and conditions attached to them as the resolution of our shareholders determines or, if no direction is given, as our directors determine.

In addition, subject to the Business Corporations Act, we may also by special resolution subdivide our shares, into shares of smaller amount than is fixed by our memorandum of association, so, that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived, and the special resolution whereby any share is subdivided may determine that as between the holders of the shares resulting from the subdivision, one or more of the shares shall have some preference or special advantage as regards dividend, capital, voting or otherwise, over, or as compared with, the others;

A quorum for a general meeting shall be two individuals who are members, proxy holders representing members or duly authorized representatives of corporate members personally present.

General Meeting

We must hold an ordinary general meeting of our shareholders at least once every calendar year at a time and place determined by our directors and not later than 13 months after the preceding ordinary general meeting, unless extended by the Registrar of Companies upon application made under the Business Corporations Act.  Our Chair, President and Chief Executive Officer, Chief Financial Officer or directors may at any time convene a special general meeting, and our directors, upon the requisition of shareholders in accordance with the Business Corporations Act, shall proceed to convene the meeting or meetings to be held at such time and place as the directors determine. The requisition shall state the objects of the meeting requested, be signed by the requisitionists and deposited at our registered office.

At least twenty one days' notice, or any longer period of notice as may be required by the Business Corporations Act, of every general meeting, specifying the place, day and hour of the meeting and, when special business is to be considered, the general nature of such business, must be given to our shareholders entitled to be present at our meeting by notice given as permitted by our articles of association.  With the consent in writing of all our shareholders entitled to vote at the meeting, a meeting may be convened by a shorter notice and in any manner they think fit, or notice of the time, place and purpose of the meeting may be waived by all of our shareholders. The accidental omission to give notice to a shareholder, or non-receipt of notice by a shareholder, will not invalidate any proceedings at that meeting.

No business will be transacted at any general meeting unless the requisite quorum is present at the commencement of the business.  Subject to the Business Corporations Act, if we have two or more shareholders, a quorum for the transaction of business at a general meeting shall be two persons present in person, or by proxy and holding or representing by proxy.

Holders of our Common Shares are entitled to attend meetings.  Any of our corporate shareholders that have an authorized agent or representative present at any of the meeting will be deemed to be personally present at the meeting.

Limitations On The Rights To Own Securities

Our articles of association do not provide for any limitations on the rights to own our securities.  See also “Item 10.D Exchange Controls.”

Change In Control Provisions

Our articles of association do not contain any change in control limitations with respect to a merger, acquisition or corporate restructuring involving us.

Shareholder Ownership Disclosure

Our articles of association do not contain any provision governing the ownership threshold above which shareholder ownership must be disclosed.

Share Rights, Preferences and Restrictions

All Common Shares are of the same class and have the same rights, preferences and limitations.

Holders of Common Shares are entitled to one vote per share at any meeting of our shareholders except meetings at which only shareholders of a specified class of shares (other than the Common Shares) are entitled to vote.  The holders of Common Shares are entitled to participate equally in any dividends our Board of Directors declares out of funds legally available for the payment of dividends.  There are no limitations on the payment of dividends.  If we are liquidated, dissolved or wound up, holders of Common Shares are entitled to share ratably in all assets remaining after payment of our liabilities.  There are no pre-emptive rights, subscription rights, conversion rights and redemption provisions relating to our Common Shares and none of our Common Shares carry any liability for further calls.

The rights of holders of Common Shares may not be modified other than in accordance with our Articles and the Business Corporations Act which generally requires the favorable votes of ¾ of the Common Shares voting on such modification.  Because a quorum for a general meeting of shareholders can exist with only two shareholders (proxy-holders) personally present, the rights of holders of Common Shares may be modified by less than a majority of the issued Common Shares.

Shareholders may apply to the Supreme Court of British Columbia for various remedies on the ground that our affairs are being conducted in a manner oppressive to one or more of the shareholders or that some resolution of shareholders has been passed or is proposed that is unfairly prejudicial to one or more of the shareholders.  That Court may, with a view to bringing it to an end or to remedying the matters complained of, make an interim or final order if it considers appropriate, including the following:

a)

direct or prohibit any act or cancel or vary any transaction or resolution;

b)

regulate the conduct of our affairs in the future;

c)

provide for the purchase of the Common Shares of any member of the company by another member of the company, or by us;

d)

in the case of a purchase by us, reduce our capital or otherwise;

e)

appoint a receiver or receiver manager;

f)

order that we be wound up;

g)

authorize or direct that proceedings be commenced in our name against any party on the terms the Court directs;

h)

require us to produce financial statements;

i)

order us to compensate an aggrieved person; and

j)

direct rectification of any of our records.

Where a special resolution to modify the rights of the holders of Common Shares has been passed, the holders of not less than 10% of the Common Shares who are entitled to vote and did vote against the special resolution (in person or by proxy), may apply to the Supreme Court of British Columbia to set aside the resolution.

There are no restrictions on the purchase or redemption of Common Shares by us while there is any arrearage in the payment of dividends or sinking fund installments.

A.

Material contracts.

The following are the material contracts which we, or any of our subsidiaries, have entered into in the last two years immediately prior to date of this Registration Statement:

Agreement	Description
Share Purchase Agreement dated June 9, 2002 among China Ventures Inc. (now China Education Resources Inc.), CEN Smart Networks Ltd., Chengbo Science & Trade Co., and Beijing Sky-Land Culture Ltd.

The share purchase agreement dated June 9, 2002 among China Ventures Inc. (now China Education Resources Inc.), CEN Smart Networks Ltd., Chengbo Science & Trade Co. (CST), and Beijing Sky-Land Culture Ltd. (BSLC) gave CEN 70% of Today’s Teacher Technology & Culture Ltd. (TTTC).  The vendors, CST and BSLC, were issued 2.8 million RMB cash and 7.9 million common shares of the company valued at $0.50 each in exchange for a 70% share of TTTC.

Share Purchase Agreement dated September 6, 2003 among China Ventures Inc. (now China Education Resources Inc.), CEN Smart Networks Ltd., Northern Education Book Ltd., Ansheng Zeng, Xiaodoong Gao, Chenggang Zhou,  Cuiping Zhaung and Liping Cai

The share purchase agreement dated September 6, 2003 among China Ventures Inc. (now China Education Resources Inc.), CEN Smart Networks Ltd., Northern Education Book Ltd. (NEB), Ansheng Zeng, Xiaodoong Gao, Chenggang Zhou, Cuiping Zhang and Liping Cai gave CEN an 80% interest in NEB.  The vendors, Cuiping Zhang and Liping Cai, were paid 7.2 million RMB for their 80% share.

Financial Advisory and Investment Banking Agreement between vFinance and China Ventures Inc. (now China Education Resources Inc.) dated April 5, 2004

The financial advisory and investment banking agreement between vFinance and China Ventures Inc. (now China Education Resources Inc.) dated April 5, 2004 provides the company with financial advice.  In exchange for their services vFinance was paid an initial retainer fee of $15,000 US and a monthly retainer of $2,000 US.  This agreement was to be a minimum of 6 months

Agreement between Today’s Teacher Technology and Culture Ltd. and Equipment Division, Department of Education (Sichuan) dated January 9, 2003

The agreement between Today’s Teacher Technology and Culture Ltd. (TTTC) and Equipment Division, Department of Education (Sichuan) dated January 9, 2003 is an agreement to jointly stock and catalogue the libraries of elementary and secondary schools of Sichuan province.  TTTC is responsible for the creation of an online subscription and supply service.  In exchange for this consideration, TTTC was paid 50,000 RMB

Entrustment Letter between Today’s Teacher Technology and Culture Ltd., as trustee, and The Project Team of the Key Research Project dated April 2, 2003

The entrustment letter between Today’s Teacher Technology and Culture Ltd. (TTTC), as trustee, and The Project Team of the Key Research Project (the Team) dated April 2, 2003 entrusts TTTC to develop and manufacture bilingual kindergarten material on behalf of the Team.  The Team is responsible for the promotion and appraisal of the products. The Team was paid 100,000 RMB by TTTC as a startup fund.

Cooperation Agreement between Anhui Guoxun Education, Science and Technology Limited and Today’s Teacher Technology and Culture Ltd. dated August 11, 2003

The cooperation agreement between Anhui Guoxun Education, Science and Technology Limited (Anhui) and Today’s Teacher Technology and Culture Ltd. dated August 11, 2003 entrusted TTTC with the development of a website for the purposes of information dissemination and to act as the sole electronic business site for Anhui.  Anhui is to provide technical assistance, website material and guidance as well as providing 500,000 RMB for construction costs while TTTC is responsible for the construction and operation of the site.

Cooperation Agreement between Zhongshang Xinhua Books Networks Co., Ltd. and Technology Limited and Today’s Teacher Technology and Culture Ltd. dated November 4, 2003

The cooperation agreement between Zhongshang Xinhua Books Networks Co. Ltd. (Xinhua) and Today’s Teacher Technology and Culture Ltd. (TTTC) dated November 4, 2003 requires Xinhua to provide information and purchasing assistance for the platform “www.csoll.com” developed by TTTC.  Xinhua will develop software to be used by TTTC for the solicitation of book orders from publishers and wholesalers through the platform.

Print Rights Agreement between InternetESL.com and China Ventures (now China Education Resources Inc.) dated January 23, 2003

The print rights agreement between InternetESL.com (IEI) and China Ventures Inc. (now China Education Resources Inc.) dated January 23, 2003 transfers the print rights of educational material developed by IEI to the company for the purposes of sales in China.  The company will pay IEI a 5% royalty on all retail sales of materials transferred from IEI to the company.

Agreement between Today’s Teacher Technology and Shanghai Teachers Training Centre dated March 13, 2003

The agreement between Today’s Teacher Technology and Culture Ltd. (TTTC) and Shanghai Teachers Training Centre (Shanghai) dated March 13, 2003 is an agreement to jointly develop a national grade A kindergarten curriculum and teaching manual.  Shanghai is responsible for the development of the curriculum and manual while TTTC is responsible for development costs totaling 120,000 RMB and conference costs of 60,000 RMB.  TTTC will also pay Shanghai a 1% royalty fee of all retail sales from this agreement.

Agreement between Zhongshang Xinhua Books Networks Co. and Today’s Teacher Technology and Culture Ltd.

The agreement between Zhongshang Xinhua Books Networks Co. (Zhongshang) and Today’s Teachers Technology and Culture Ltd. dated November 4, 2003 is an agreement which allows TTTC to utilize the www.cersp.com platform to collect orders from Zhongshang’s member organizations.  Zhongshang agrees to develop software to enable this cooperation and will be paid by TTTC for this development.

Promissory Note for $500,000 payable to Wild Coyote Securities	The promissory note in favor of Wild Coyote Securities dated March 16, 2004 evidencing a loan from Wild Coyote Securities for the sum of $500,000. The loan bears interest at 8% per annum.

Share Purchase Agreement dated December 16, 2004 among China Ventures Inc. (now China Education Resources Inc.), CEN Smart Networks Ltd., Ansheng Zeng, , Beijing Chengbo Science & Trading Co. Ltd. (Beijing), Mu Weiguo, and Wang Tieying.

The share purchase agreement dated December 16, 2004 among Today’s Teacher Technology Culture Ltd. (TTTC), Ansheng Zeng, CEN Smart Networks (CEN), the company, Beijing Chengbo Science & Trading Co. Ltd. (Beijing), Mu Weiguo, and Wang Tieying gives CEN an additional 17% interest in TTTC.  The vendors, Beijing, Mu Weiguo and Wang Tieying, agree to sell their 17% interest in exchange for 400,000 common shares of the company valued at $0.70 CDN.

Agreement between Yang Sigen and Today’s Teachers Technology and Culture Ltd. (TTTC) dated March 9,2005

The agreement between Yang Sigen and Today’s Teachers Technology and Culture Ltd. (TTTC) dated March 9,2005 is an agreement whereby TTTC agrees to develop a Curriculum Expert Website under the www.cersp.com platform.  Yang Sigen will organize content and TTTC will provide funding and construction of the website.

Cooperation agreement between Today’s Teachers Technology and Culture Ltd. (TTTC) and the Basic Education Curriculum Development Centre of the Ministry of Education dated May 30, 2005

The Cooperation agreement between Today’s Teachers Technology and Culture Ltd. (TTTC) and the Basic Education Curriculum Development Centre of the Ministry of Education (MOE) dated May 30, 2005 is an agreement whereby the MOE will provide guidance to TTTC regarding the www.cersp.com platform.  In exchange for this guidance TTTC will provide the MOE with naming rights to the platform and RMB 1.5 million annually.

B.

Exchange controls.

There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital (including, without limitation, foreign exchange controls), or that affect the remittance of dividends, interest or other payments to non-resident holders of our Common Shares.  However, any such remittance to a resident of the United States may be subject to a withholding tax pursuant to the reciprocal tax treaty between Canada and the United States.  For further information concerning such withholding tax, see “Item 10.E.  Taxation.”

There are no limitations under the laws of Canada, the Province of British Columbia, or in our charter or other constituent documents with respect to the right of non-resident or foreign owners to hold and/or vote our common shares.  However, the Investment Canada Act (the “Act”), enacted on June 20, 1985, as amended, requires the prior notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a “non-Canadian” of “control” of a “Canadian business,” all as defined in the Act.  For the purposes of the Act, “control” can be acquired through the acquisition of all or substantially all of the assets used in the Canadian business, or the direct or indirect acquisition of interests in an entity that carries on a Canadian business or which controls the entity which carries on the Canadian business.  Under the Act, control of a corporation is deemed to be acquired through the acquisition of a majority of the voting shares of a corporation, and is presumed to be acquired where more than one-third, but less than a majority, of the voting shares of a corporation are acquired, unless it can be established that the corporation is not controlled in fact through the ownership of voting shares.  Other rules apply with respect to the acquisition of non-corporate entities.

Investments requiring review and approval include direct acquisition of Canadian businesses with assets with a gross book value of $5,000,000 or more; indirect acquisitions of Canadian businesses with assets of $50,000,000 or more; and indirect acquisitions of Canadian businesses where the value of assets of the entity or entities carrying on business in Canada, control of which is indirectly being acquired, is greater than $5,000,000 and represents greater than 50% of the total value of the assets of all of the entities, control of which is being acquired.

Pursuant to the World Trade Organization Agreement Implementation Act, the Act was amended to provide that the value of the business acquisition threshold (the “Threshold”) above described is increased from those levels outlined where the acquisition is by a World Trade Organization Investor or by a non-Canadian other than a World Trade Organization Investor where the Canadian business that is the subject of the investment is immediately before the investment controlled by a World Trade Organization Investor.  The Threshold is to be determined yearly in accordance with a formula set forth in the Act.

A World Trade Organization Investor includes an individual, other than a Canadian, who is a national of a World Trade Organization Member, or who has the right of permanent residence in relation to that World Trade Organization Member.

Different provisions and considerations apply with respect to investment to acquire control of a Canadian business that, as defined in the Act or regulations:

a)

engages in production of uranium and owns an interest in a producing uranium property in Canada;

b)

provides financial services;

c)

provides transportation services;

d)

is a cultural business.

If an investment is reviewable, an application for review in the form prescribed by regulation is normally required to be filed with the Ministry of Industry, Director of Investment prior to the investment taking place and the investment may not be consummated until the review has been completed and ministerial approval obtained.  Applications for review concerning indirect acquisitions may be filed up to 30 days after the investment is consummated.  Applications concerning reviewable investments in culturally sensitive and other specified activities referred to in the preceding paragraph are required upon receipt of a notice for review.  There is, moreover, provision for the Minister (a person designated as such under the Act) to permit an investment to be consummated prior to completion of review if he is satisfied that delay would cause undue hardship to the acquirer or jeopardize the operation of the Canadian business that is being acquired.

A.

Taxation.

Canadian Federal Income Tax Consequences

The following is a general discussion of all material Canadian federal income tax consequences, under current law, generally applicable to (a “Holder”) of one or more common shares of the Company who for the purposes of the Income Tax Act (Canada) (the “Act”) is a non-resident of Canada, holds his common shares as capital property and deals at arm’s length with the Company and is restricted to such circumstances.

DIVIDENDS

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on the common shares. Under the 1995 Protocol amending the Canada-U.S. Income Tax Convention (1980) (the “Treaty”) the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States is reduced from the 25% rate. Under the Treaty, the Company will be required to withhold Part XIII Tax at 15% from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder. The 15% rate is further reduced to 5% if the shareholder is a company owing at least 10% of the outstanding common shares of the Company.  These Treaty reductions are not available to beneficial owners who are a U.S. LLC corporation.

DISPOSITION OF COMMON SHARES

A Holder who disposes of a common share, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted “taxable Canadian property” as defined by the Act. Generally, a common share will not constitute taxable Canadian property of a Holder unless he held the common shares as capital property used by him carrying on a business (other than an insurance business) in Canada, or he or persons with whom he did not deal at arm’s length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 15% or more of the shares of any class of the capital stock of the Company. The disposition of a common share that constitutes “taxable Canadian property” of a Holder could also result in a capital loss, which can be used cannot be used to reduce all taxable income (only that portion of taxable income derived from a capital gain).

A capital gain occurs when proceeds from the disposition of a share of other capital property exceeds the original cost. A capital loss occurs when the proceeds from the disposition of a share are less than the original cost. Under the Act, capital gain is effectively taxed at a lower rate as only 50% of the gain is effectively included in the Holder’s taxable income.

A Holder who is a resident of the United States and realizes a capital gain on disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common share is derived from, or forms an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately, and for a total of 120 months during the 20 years, preceding the disposition, and (ii) owned the common share when he ceased to be a resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of a common share must include one half of the capital gain (taxable capital gain) in computing his taxable income earned in Canada. This Holder may, subject to certain limitations, deduct one half of any capital loss (allowable capital loss) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property. To the extent the capital loss is not deductible in the current year the taxpayer may deduct the capital loss (after taking into account the inclusion rate of a previous year) from such taxable capital gains of any of the three preceding years or any subsequent year.

U.S. Federal Income Tax Consequences

The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Registered Shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of Registered Shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Registered Shares.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Registered Shares.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (“IRS”), published administrative positions of the IRS, the Convention Between The United States Of America And The Swiss Confederation For The Avoidance Of Double Taxation With Respect To Taxes On Income (the “Switzerland-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Annual Report.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Registered Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Registered Shares other than a U.S. Holder.  This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Registered Shares to non-U.S. Holders.  Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of Registered Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Registered Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Registered Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Registered Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Registered Shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own, directly or indirectly, 10% or more, by voting power or value, of the outstanding shares of the Company.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Registered Shares.

If an entity that is classified as partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Registered Shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners).  Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Registered Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Registered Shares.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of Registered Shares.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Registered Shares

Distributions on Registered Shares

General Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Registered Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Registered Shares and, (b) thereafter, as gain from the sale or exchange of such Registered Shares.  (See more detailed discussion at “Disposition of Registered Shares” below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning after December 31, 2002 and before January 1, 2009, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Registered Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such Registered Shares will not be entitled to receive such dividend).

The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Switzerland-U.S. Tax Convention, or (c) the Registered Shares are readily tradable on an established securities market in the U.S.  Under a notice published by the IRS, stock will be considered as “readily tradable on an established securities market in the U.S.” if such stock is listed on a national securities exchange that is registered under section 6 of the Securities Exchange Act of 1934 or on the Nasdaq Stock Market.  The IRS announced in that notice that it is considering the treatment of dividends paid with respect to stock listed only in a manner that does not satisfy this definition of “readily tradable on an established securities market in the U.S.,” such as stock that is traded on the OTC Bulletin Board or on the electronic pink sheets.

However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a “passive foreign investment company” (as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year.  In 2003, the U.S. Department of the Treasury (the “Treasury”) and the IRS announced that they intended to issue Treasury Regulations providing procedures for a foreign corporation to certify that it is a QFC.  Although these Treasury Regulations were not issued in 2004, the Treasury and the IRS have confirmed their intention to issue these Treasury Regulations.  It is expected that these Treasury Regulations will obligate persons required to file information returns to report a distribution with respect to a foreign security issued by a foreign corporation as a dividend from a QFC if the foreign corporation has, among other things, certified under penalties of perjury that the foreign corporation was not a “passive foreign investment company” for the taxable year during which the foreign corporation paid the dividend or for the preceding taxable year.

As discussed below, the Company does not believe that it was a “passive foreign investment company” for the taxable year ended December 31, 2004, and does not expect that it will be a “passive foreign investment company” for the taxable year ending December 31, 2005.  (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders” below).  However, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its “passive foreign investment company” status or that the Company will not be a “passive foreign investment company” for the current or any future taxable year.  Accordingly, although the Company expects that it may be a QFC, there can be no assurances that the IRS will not challenge the determination made by the Company concerning its QFC status, that the Company will be a QFC for the current or any future taxable year, or that the Company will be able to certify that it is a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

If the Company is not a QFC, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).  The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt.  A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt.  Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Dividends Received Deduction

Dividends paid on the Registered Shares generally will not be eligible for the “dividends received deduction.”  The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

Disposition of Registered Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Registered Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Registered Shares sold or otherwise disposed of.  Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Registered Shares are held for more than one year.  Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Registered Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules.   (See more detailed discussion at “Foreign Tax Credit” below).

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses and net capital losses are subject to complex limitations.  For a U.S. Holder that is an individual, estate, or trust, capital losses may be used to offset capital gains and up to U.S.$3,000 of ordinary income.  An unused capital loss of a U.S. Holder that is an individual, estate, or trust generally may be carried forward to subsequent taxable years, until such net capital loss is exhausted.  For a U.S. Holder that is a corporation, capital losses may be used to offset capital gains, and an unused capital loss generally may be carried back three years and carried forward five years from the year in which such net capital loss is recognized.

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) foreign income tax with respect to dividends paid on the Registered Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such foreign income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  In addition, this limitation is calculated separately with respect to specific categories of income (including “passive income,” “high withholding tax interest,” “financial services income,” “general income,” and certain other categories of income).  Dividends paid by the Company generally will constitute “foreign source” income and generally will be categorized as “passive income” or, in the case of certain U.S. Holders, “financial services income.”  However, for taxable years beginning after December 31, 2006, the foreign tax credit limitation categories are reduced to “passive income” and “general income” (and the other categories of income, including “financial services income,” are eliminated).  The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from certain sales or other taxable dispositions of, Registered Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

If the Company is a “controlled foreign corporation” or a “passive foreign investment company” (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Registered Shares.

Controlled Foreign Corporation

The Company generally will be a “controlled foreign corporation” under Section 957 of the Code (a “CFC”) if more than 50% of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the outstanding shares of the Company (a “10% Shareholder”).

If the Company is a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder’s pro rata share of the “subpart F income” (as defined in Section 952 of the Code) of the Company and (b) such 10% Shareholder’s pro rata share of the earnings of the Company invested in “United States property” (as defined in Section 956 of the Code).  In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of Registered Shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the “earnings and profits” of the Company that are attributable to such Registered Shares.  If the Company is both a CFC and a “passive foreign investment company” (as defined below), the Company generally will be treated as a CFC (and not as a “passive foreign investment company”) with respect to any 10% Shareholder.

The Company does not believe that it has previously been, or currently is, a CFC.  However, there can be no assurance that the Company will not be a CFC for the current or any future taxable year.

Passive Foreign Investment Company

The Company generally will be a “passive foreign investment company” under Section 1297 of the Code (a “PFIC”) if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a “controlled foreign corporation” or makes an election).  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation.  In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Registered Shares will depend on whether such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).  A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Registered Shares, and any “excess distribution” (as defined in Section 1291(b) of the Code) paid on the Registered Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Registered Shares.  The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the Registered Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year.  A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, a U.S. Holder that makes a QEF Election generally will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the “net capital gain” of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the “ordinary earnings” of the Company, which will be taxed as ordinary income to such U.S. Holder.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  A U.S. Holder may make a Mark-to-Market Election only if the Registered Shares are “marketable stock” (as defined in Section 1296(e) of the Code).  A U.S. Holder that makes a Mark-to-Market Election will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Registered Shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such Registered Shares.  A U.S. Holder that makes a Mark-to-Market Election will, subject to certain limitations, be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Registered Shares over (b) the fair market value of such Registered Shares as of the close of such taxable year.

The Company does not believe that it was a PFIC for the taxable year ended December 31, 2004, and does not expect that it will be a PFIC for the taxable year ending December 31, 2005.  There can be no assurance, however, that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company will not be a PFIC for the current or any future taxable year.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Registered Shares.

B.

Dividends and paying agents.

Not Applicable.

C.

Statement by experts.

The consolidated financial statements of the Company as of December 31, 2004 and 2003, have been included herein in reliance upon the reports of Ernst & Young LLP, chartered accountants, Vancouver, British Columbia, for the year ended December 31, 2004 and McKay LLP, chartered accountants, Vancouver, British Columbia, for the years ended December 31, 2003 and 2002, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.  The auditors report covering these consolidated financial statements contains additional comments for U.S. readers on Canada – U.S. reporting difference that states that the Company’s financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

D.

Documents on display.

We have filed with the Securities and Exchange Commission this Registration Statement on Form 20-F, including exhibits, under the Securities and Exchange Act of 1934 with respect to our common shares.

We are subject to the informational requirements of the Exchange Act and file reports and other information with the Securities and Exchange Commission.  Reports and other information which we file with the Securities and Exchange Commission, including this Registration Statement on Form 20-F, may be inspected and copied at the public reference facilities of the Securities and Exchange Commission at:

450 Fifth Street N.W.

Room 1024

Washington D.C.  20549

You can also obtain copies of this material by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.  Additionally, copies of this material may also be obtained from the Securities and Exchange Commission's internet site at http://www.sec.gov.  The Commission's telephone number is 1-800-SEC-0330.

Copies of the above material contracts may be inspected at the offices of the Company at 1118 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia V6C 3L2, during normal business hours.

E.

Subsidiary Information.

As of July 6, 2005, we have the following subsidiaries (with their jurisdictions of incorporation noted):

•

CEN China Education Network Ltd., which is wholly owned and was incorporated under the Company Act (British Columbia) on March 10, 2000.

•

China Education International Inc. and CEN China Education Overseas Corporation (“CEN Overseas”), each of which is directly or indirectly wholly owned and incorporated in the British Virgin Islands.

•

CEN Smart Networks Ltd. (“CEN Smart”), a 90% owned subsidiary of CEN Overseas, which was established in China on April 24, 2001.  We acquired our interest in CEN Smart in an arms’ length transaction.  The remaining 10% interest is owned by Beijing Anli Consulting Company Ltd., a private Chinese company engaged in the business of providing business advisory services and investments.  Beijing Anli Consulting Company Ltd. is not an affiliate of China Venture or any of our subsidiaries.

•

Today’s Teachers Technology & Culture Ltd. (“TTTC”) was established in China and is an 87% owned subsidiary of CEN Smart.  We acquired our interests in TTTC in two arms’ length transaction.  On August 1, 2002, CEN Smart acquired a 70% interest in TTTC and on December 16, 2004, CEN Smart acquired an additional 17% interest in TTTC.  The remaining interests in TTTC are held by the China Education Association, with a 13% interest.  The additional 17% interest in TTTC was purchased from Beijing Chengbo Science and Trade Ltd., a private Chinese company engaged in the business of distribution and publishing, with a 10.94% interest; Mr. Mu Weiguo,  a Chinese citizen and a founder of TTTC, with a 5.24% interest; and Wang Tieying, a Chinese citizen and a founder of TTTC, with a 0.82% interest.  None of these shareholders of TTTC are affiliates of China Venture or any of our subsidiaries.  The China Education Association is an organization established by the Ministry of Education (Central Government) to provide information and continuing education to all teachers and administrators in the education area.  It is the largest such organization in the country with more than 830,000 members, most of whom are teachers and administrators.

•

Northern Education Books Ltd. (“NEB”), which was acquired on September 26, 2003.  NEB is an 80% owned subsidiary of CEN Smart and was established in China.  We acquired our interest in NEB in an arms’ length transaction.  The remaining interests in NEB are held by Zhuang Cuiping, a Chinese citizen and a founder of NEB, with a 12% interest, Cai Liping, a Chinese citizen and a founder of NEB, with an 8% interest.

•

CVI Networks Inc., which is wholly owned, and Circumplex Networks, Inc. (“Circumplex”) (formerly China Ventures USA, Inc.), which was 80% owned in 2000, which were incorporated in Canada and the United States respectively, in August 2000.  In 2001, we increased our interest in Circumplex from 80% to 90%.  Circumplex is no longer active and is currently in the process of being dissolved.

•

ECN Solutions Ltd. (“ECN”) was established in China on December 28, 2000. ECN is an 80% owned subsidiary of Circumplex.  In 2002, we decreased our interest in ECN from 80% to 70%.  ECN discontinued its operations in 2002 and is no longer active.  We presented our share of losses from ECN as discontinued operations in 2002.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We were incorporated under the laws of British Columbia, Canada and our financial results are quantified in Canadian dollars.  We raise equity funding through the sale of securities denominated in Canadian dollars, whereas the majority of our obligations and license revenues will be incurred or earned in US dollars.  Variations in the exchange rate may give rise to foreign exchange gains or losses that may be significant.  Market risks relating to our operations, are anticipated to result primarily from changes in foreign exchange rates.  We do not use financial instruments for trading purposes and are not parties to any leverage derivatives.  We do not currently engage in hedging transactions.  See “Currency and Exchange Rates” and Item 4 – “Information on the Company.”

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

A.

Modification of Instruments Defining Rights of Security Holders.

Not Applicable.

B.

Modification or Issuance of Other Class of Securities.

Not Applicable

C.

Withdrawal or Substitution of Security.

Not Applicable.

D.

Change of Trustee or Paying Agent.

Not Applicable

E.

Use of Proceeds.

Not Applicable

ITEM 15. CONTROLS AND PROCEDURES

Not Applicable.

ITEM 16.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not Applicable.

ITEM 16B. CODE OF ETHICS

Not Applicable.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not Applicable.

ITEM 16D. EXEMPTIONS FROM THE LISTINGS STANDARD FOR AUDIT COMMITTEES

Not Applicable.

ITEM 17. FINANCIAL STATEMENTS.

We are furnishing the following financial statements and reports:

Unaudited Interim Financial Statements to March 31, 2005, including:

Consolidated Balance Sheet at March 31, 2005

Consolidated Statements of Operations and Deficit for the three months ended March 31, 2005 and 2004

Consolidated Statement of Cash Flows for the three months ended March 31, 2005 and 2004

Notes to the Consolidated Financial Statements

Audited Financial Statements December 31, 2004, including:

Consolidated Balance Sheets at December 31, 2004 and 2003

Consolidated Statements of Operations and Deficit for the years ended December 31, 2004, 2003 and 2002

Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002

Notes to the Consolidated Financial Statements

All financial statements herein, unless otherwise stated, have been prepared in accordance with Canadian GAAP.  These principles, as they pertain to our financial statements, differ from U.S. GAAP in a number of material respects, which are set out elsewhere herein.  Reference is made to Note 18 in our audited consolidated financial statements for an explanation of all material differences between Canadian GAAP and U.S. GAAP as they pertain to us.

CHINA EDUCATION RESOURCES INC.

(formerly China Ventures Inc.)

Interim Consolidated Financial Statements

(Expressed in United States Dollars)

Three months ended March 31, 2005

Prepared by Management (not audited or reviewed by external auditors)

See Notice to Reader

Notice to Reader

Management has compiled the unaudited interim consolidated financial information of China Ventures Inc. consisting of the interim consolidated Balance Sheet as at March 31, 2005 and the consolidated Statement of Operations and Deficit and consolidated Statement of Cash Flows for three months ended March 31, 2005.  Please note the interim financial statements have not been reviewed or audited by external auditors.

CHINA EDUCATION RESOURCES INC.

Balance Sheets as at March 31, 2005 and December 31, 2004

(Prepared by Management)

(Expressed in U.S. Dollars)	Three months ended 31-Mar-05 (Unaudited)	Year ended 31-Dec-04 (Audited)
	$	$
ASSETS
CURRENT
Cash (note 4)	1,567,297	2,226,416
Accounts receivable (note 5)	1,677,074	1,625,241
Due from related parties (note 8)	202,888	176,190
Inventory	256,387	321,566
Prepaid expenses & deposits	68,885	67,257
TOTAL CURRENT ASSETS	3,772,531	4,416,670
Loans to employees	60,186	60,186
Investment in book and ESL projects (note 6)	240,809	240,809
Capital assets (note 7)	555,956	429,167
Goodwill	3,609,053	3,609,053
TOTAL ASSETS	8,238,535	8,755,885

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT
Accounts payable and accrued liabilities	1,976,896	2,513,058
Income tax payable	644,000	644,000
Due to related parties (note 8)	11,609	64,233
Loans Payable (note 9)	298,708	539,642
TOTAL CURRENT LIABILITIES	2,931,213	3,750,933
Non-controlling interest	703,886	714,366
TOTAL LIABILITIES	3,635,099	4,465,299

SHAREHOLDERS’ EQUITY
Share capital (note 10)	21,737,286	21,261,749
Contributed surplus (note 11)	391,507	363,454
Cumulative surplus	(35,213)	(35,213)
Deficit	(17,490,144)	(17,299,404)
Total shareholders’ equity	4,603,436	4,290,586
Total liabilities and shareholders’ equity	8,238,535	8,755,885

See accompanying notes to consolidated financial statements.

“Ronald Shon”

Director

“Chenfeng Zhou”

Director

CHINA EDUCATION RESOURCES INC.

Consolidated Statements of Operations and Deficit for three months ended March 31, 2005 and 2004

(Prepared by Management)

(Expressed in U.S. Dollars)	Three months ended 31-Mar-05 (Unaudited)	Three months ended 31-Mar-04 (Unaudited)
	$	$
REVENUE
SALES	668,399	581,117
Cost of sales	547,011	445,557
Gross profit	121,388	135,560

EXPENSES
General and administrative	280,828	249,923
Sales and marketing	5,766	3,461
Amortization (note 7)	15,449	25,574
Stock-based compensation (note 11)	13,042	22,017
	315,085	300,975
Loss before other earnings (expense) and income taxes	(193,697)	(165,415)
Other expense (earnings)
Foreign exchange (gain) loss	(336)	(2,429)
Interest income	(13,870)	(276)
Interest expense	21,544	3,375
	7,338	670
Income before taxes and non-controlling interest	(201,035)	(166,085)
Current income tax expense	185	(4,248)
Future income tax expense	-	-
Income (loss) before non-controlling interest	(201,220)	(161,837)
Non-controlling interest	10,480	11,575
Net gain (loss) for the period	(190,740)	(150,262)

Deficit, beginning of period	(17,299,404)	(16,683,854)
Deficit, end of period	(17,490,144)	(16,834,116)

Basic and diluted weighted average number of shares outstanding	31,442,719	28,666,764

Basic and diluted loss per share	(0.006)	(0.005)

See accompanying notes to consolidated financial statements.

CHINA EDUCATION RESOURCES INC.

Consolidated Statements of Cash Flow for three months ended March 31, 2005 and 2004

(Prepared by Management)

(Expressed in U.S. Dollars)	Three months ended 31-Mar-05 (Unaudited)	Three months ended 31-Mar-04 (Unaudited)
	$	$
Cash provided by (used in):
Profit/(loss) for the year	(190,740)	(150,262)
Items not involving cash:
Amortization (note 7)	15,449	25,574
Non-cash stock based compensation (note 12)	13,042	22,017
Non-controlling interest	(10,480)	(11,575)
	(172,729)	(114,246)

Changes in non-cash operating working capital
Accounts receivable & other receivables	(14,805)	60,976
Inventory	65,179	15,532
Prepaid expenses	(1,628)	(6,106)
Accounts payable & accrued liabilities	(536,162)	(539,060)
	(660,145)	(582,060)
	(660,145)	(582,904)

Investing:
Long-term car loan receivable	(63,726)	7,399
Purchase of capital assets (note 7)	(142,238)	(2,534)
Investment in book and ESL projects	-	(122,170)
	(205,964)	(117,305)

Financing:
Issue of shares for cash (note 10)	490,548	156,670
Proceeds/(Payment) of short-term borrowings	(240,934)	499,994
(Payment)/Proceeds from long-term borrowings	-	(7,184)
Payable to related parties	(42,624)	(1,629)
	206,990	647,851

Increase (decrease) in cash and short-term deposits	(659,119)	(52,358)
Cash/short-term deposits, beginning of year	2,226,416	1,176,657
Cash/short-term deposits, end of period	1,567,297	1,124,299

See accompanying notes to consolidated financial statements.

CHINA VENTURES INC.

(formerly China Ventures Inc.)

Notes to Consolidated Financial Statements – Prepared by Management

(Expressed in United States Dollars)

Three months ended March 31, 2004 (Unaudited)

1.

NATURE OF BUSINESS AND BASIS OF PRESENTATION

China Education Resources Inc. with its subsidiaries (“China Education” or the “Company”), primarily develops and distributes educational textbooks and materials to bookstores and schools in China. The Company focuses on three subject areas; kindergarten curriculum development, psychology, and information technology. The Company also provides training services to educational establishments. The Company is currently developing an education internet portal which will provide educational content to its users.

The Company was incorporated under the laws of the Company Act, British Columbia on August 27, 1997. On December 16, 2004, the Company changed its name from China Ventures Inc. to China Education Resources Inc.

Basis of presentation

These unaudited interim consolidated financial statements do not include all the disclosures required by Canadian generally accepted accounting principles and therefore should be read in conjunction with the Consolidated Financial Statements for the year ended December 31, 2004. The results of operations for the interim periods should not be considered indicative of full year results due to the seasonality of the Company’s business.

These consolidated financial statements are presented in United States dollars.

Prior period adjustment

Distributor sales of $5,029 previously reported for the period ended March 31, 2004 on a net basis, have been restated in these financial statements to reflect sales on a gross basis and cost sales attributable to these amounts. The impact of the amounts restated was to increase sales by $26,157 and increase cost of sales by $21,128.

2.

SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of application as set out in note 2 of the Consolidated Financial Statements for the year ended December 31, 2004.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the years reported. Actual results could differ from these estimates.

3.

COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.  These reclassifications have not had an impact on results of operations for the period.

4.

CASH

	March 31, 2005	December 31, 2004
	$	$
CDN dollar bank account	36,873	342,783
USD dollar bank account	243,729	239,218
Chinese RMB bank account	1,286,695	1,644,415
Total	1,567,297	2,226,416

5.

ACCOUNTS RECEIVABLE

	March 31, 2005	December 31, 2004
	$	$
Trade receivables	232,037	232,707
Trade receivables (RMB)	857,907	813,563
Other receivables [i]	108,038	99,879
Loan due from Shenshi Education Service Company (“Shenshi”) [ii]	479,092	479,092
Total	1,677,074	1,625,241

[i]

Other receivables includes $63,726, representing the current portion of loans to employees.

[ii]

The loan due from Shenshi (RMB 3,970,000) bears interest at 10% per annum and is due on or before September, 19 2005. The loan is collateralized by shares in the Company [note 8].

6.

INVESTMENTS IN BOOK AND ESL PROJECTS

Projects	March 31, 2005	December 31, 2004
	$	$
ESL – Jilin Wales Trading Company [i]	68,787	68,787
University investment book project – Jilin Industrial University Research Center for Firefighting Technology [ii]	64,559	64,559
Primary and secondary schools examination notes projects – Changchun Northern Educational Book Ltd. [iii]	37,711	37,711
Book project – Changchun Culture Library Co. Ltd.[iv]	69,752	69,752
Total	240,809	240,809

[i]

On June 6, 2003, CEN Smart signed an agreement with Jilin Wales Trading Company (“Jilin Company”) to invest $104,988 (RMB 870,000) in an ESL project. CEN Smart provided the funding of the research and the voice recognition technology for the ESL project. Jilin Company is responsible for the content, editing, software production, and distribution. The Company and Jilin Company agreed to cease work on the project because of deficiencies in the voice recognition technology. The Company has recorded a charge of $36,201 (RMB 300,000) reflecting the impairment of the investment to its fair value. The carrying value of the ESL project represents management’s best estimate of the fair value as at March 31, 2005. Actual results could differ from this estimate.

[ii]

On October 27, 2003, NEB signed an agreement with Jilin Industrial University Research Center for Firefighting Technology (“Jilin Technology”) to invest in a university investment book project. The total investment of this project is $72,426 (RMB 600,000) which NEB agreed to invest $65,168 (RMB 540,000) and Jilin Technology agreed to invest $7,258 (RMB 60,000) in this project. As at March 31, 2005, NEB has invested $64,559 (RMB 578,000). The profit and loss sharing ratio is based on the amount of investment. Accordingly NEB will share 90% of the total profits or losses. As at March 31, 2005, the development of the project has not been completed.

[iii]

In February 2004, NEB entered into an agreement with Changchun Northern Educational Book Ltd. (“Changchun Ltd.”) to invest in an examination notes project for primary and secondary schools. The total investment of this project is $60,393 (RMB 500,000). NEB invested $37,711 (RMB 312,500) and Changchun Ltd. agreed to invest $22,682 (RMB 187,500) in this project. The profit and loss sharing ratio is based on the amount of investment, accordingly NEB will share 62.5% of the total profits and losses. As at March 31, 2005, the development of the project has not been completed.

[iv]

In February 2004, NEB entered into an agreement with Changchun Culture Library Co. Ltd. (“Changchun Culture”) for a book project. The total investment of this project is $82,091 (RMB 680,000). As at March 31, 2005 NEB has invested $69,752 (RMB 578,000). Changchun Culture agreed to invest $12,339 (RMB 102,000) in this project. The profit and loss sharing ratio is based on the amount of investment. Accordingly NEB will share 85% of the total profits and losses. As at March 31, 2005, the development of the project has not been completed.

7.

CAPITAL ASSETS

	Cost $	Accumulated amortization $	Net book value $

March 31, 2005
Computer equipment	127,373	123,727	3,646
Software	70,398	70,398	-
Office equipment	46,195	19,967	26,228
Motor vehicles	167,777	62,465	105,312
Website development costs	420,770	-	420,770
	832,513	276,557	555,956

	Cost $	Accumulated amortization $	Net book value $

December 31, 2004
Computer equipment	127,050	122,774	4,276
Software	70,398	70,213	185
Office equipment	40,621	19,154	21,467
Motor vehicles	162,049	48,967	113,082
Website development costs	290,157	-	290,157
	690,275	261,108	429,167

8.

RELATED PARTY TRANSACTIONS

All related party transactions are recorded at the exchange amounts as agreed upon by the related parties.

Due from related parties

	March 31, 2005	December 31, 2004
	$	$
Due from Beijing Anli Information and Consulting Company (“Anli”) [i]	176,190	176,190
Loan to officers [ii]	26,698	-
Total	202,888	176,190

[i]

Anli and its major shareholder are shareholders of the Company. During the year ended December 31, 2003, the Company advanced funds of $146,017 (RMB 1,200,000) to Anli in China for business purposes. A loan agreement was signed on October 28, 2003 for a one-year term, non-interest bearing. In the year ended December 31, 2003, the Company received cash proceeds of $77,350 from Anli in China for exercising its warrants of 240,000 common shares at $0.32.

On October 28, 2004, the loan was extended for an additional one-year term and is due on or before October 31, 2005. Anil has provided 1,639,680 common shares of the Company as collateral for the loan due from Anli, and the loan due from Shenshi [note 5]. The fair value of the collateral shares at March 31, 2005 was $713,900.

In addition, the Company advanced funds to Anli of $30,173 (RMB 260,000) in accordance with a loan agreement dated April 22, 2004 for a maximum facility of $36,203 (RMB 300,000). The loan is due on demand and is non-interest bearing.

[ii]

During the period ended March 31, 2005, the Company issued a non-interest bearing advance of $26,698 to two officers of the Company. The Company withheld the salary of the officers until the loan was fully recovered.

Due to related parties

	March 31, 2005	December 31, 2004
	$	$
International Skyline Gold Corporation [i]	751	759
Lanch Holdings Ltd. [ii]	-	8,788
B.D.R. Investments Ltd. [iii]	7,784	35,620
L.C. Management Ltd. [iv]	3,074	1,948
Officer and shareholder loan [v]	-	7,118
Total	11,609	54,223

8.

RELATED PARTY TRANSACTIONS (cont’d)

[i]

During the three month period ended March 31, 2005, the amount outstanding to International Skyline Gold Corporation (“Skyline Gold”) was $751 [2004 - $940]. The expenses were related to office staff benefits and storage rental.  Skyline Gold has directors in common with the Company.

[ii]

During the three month period ended March 31, 2005 the Company repaid amounts owing to Lanch Holdings Ltd. (“Lanch”) that were outstanding as at December 31, 2004. The advance is non-interest bearing.  Lanch is controlled by an immediate family member of a director/officer of the Company.

[iii]

During the three month period ended March 31, 2005, the Company incurred expenses of $5,234 [2004 - $4,384] in office rent and parking to BDR Investments Ltd. (“BDR”). The total balance due to BDR was $7,784 as at March 31, 2005 [2004 - $1,611].  During the three month period ended March 31, 2005, the Company repaid a loan of $26,819 which was made by BDR in 2004. The loan is non-interest bearing. BDR is controlled by a director/officer of the Company.

[iv]

During the three month period ended March 31, 2005, the Company incurred an expense of $1,145 [2004 - $1,175] in office services to L.C. Management Ltd. (“LC Ltd.”). The total balance due to L.C. Management was $3,704 as at March 31, 2005 [2004 - nil].  LC Ltd. is controlled by a director/officer of the Company.

[v]

During the three month period ended March 31, 2005, the Company repaid a loan from an officer of $7,118 to the Company in 2004. The loan is non-interest bearing.

9.

LOANS PAYABLE

The Company has the following loans payable within the next twelve months:

	March 31, 2005	December 31, 2004
	$	$
Automobile loan [i]	36,265	39,642
Promissory note payable to Wild Coyote Securities, bearing interest at 2% per month compound [ii]	262,443	500,000
Total	298,708	539,642

[i]

The loan is due on November 14, 2005 and is non-interest bearing (RMB 300,512).

[ii]

On March 16, 2004, the Company executed a full recourse promissory note payable to Wild Coyote Securities BVI, LC (“Wild Coyote Securities”) in the amount of $500,000 bearing interest at 8% per annum, plus costs associated with the transaction. The promissory note was due on or before November 1, 2004. The Company was deemed to be in default as the amounts owing were not paid on or before the due date. In the event of default, at the option of the holder, all amounts under the promissory note become due and payable without notice or demand. Wild Coyote has full recourse against any real, personal, tangible or intangible assets of the Company and may pursue any legal remedies to ensure payment. If legal action occurs for collection of the note, the Company has agreed to pay all reasonable expenses, including legal and travel expenses.

On April 27, 2005, Wild Coyote Securities extended the due date of the promissory note to January 1, 2006 and waived the right to recourse to January 1, 2006. Interest now accrues at 2% monthly compounded monthly.

10.

SHARE CAPITAL

[a]

Authorized

The authorized capital consists of unlimited voting common shares without par value and 20,000,000 preferred shares. The preferred shares rank equally on winding up. The directors shall by resolution determine the rights and restrictions attaching to the preferred shares prior to their issuance. No preferred shares have been issued to date.

[b]

Issued and outstanding

There are no preferred shares outstanding as at March 31, 2005 or December 31, 2004.

	Number of Common Shares	Amount $

Balance, December 31, 2003	28,390,098	20,047,031
Shares issued for cash by way of January private financing	300,000	130,521
Share issue costs incurred on January private financing	-	(1,165)
Shares issued for cash by way of April private financing	951,700	502,239
Share issue costs incurred on April private financing	-	(9,529)
Shares issued on NEB’s acquisition	538,694	385,847
Shares issued on acquisition of 17% of TTTC	400,000	206,805
Balance, December 31, 2004	30,580,492	21,261,749
Shares issued for cash by way of January private financing	1,048,655	475,537
Balance, March 31, 2005	31,629,147	21,737,286

During the period ended March 31, 2005, the following changes in issued share capital occurred:

The Company completed a private placement on January 17, 2005, consisting of 1,048,655 common shares and 524,327 purchase warrants exercisable at CAD$1.14 ($0.936) for total gross proceeds of $490,548. The share purchase warrants are convertible to common shares at a ratio of 0.5:1 and expire two years after issue. The $15,011 fair value of the warrants has been estimated using the Black-Scholes option pricing model. Assumptions used in the pricing model include: (i) Risk free interest rate of 3.02%; (ii) expected volatility of 52.75%; an estimated life of 2 years and (iv) and expected dividend rate of 0%. The $475,537 fair value of the ordinary share capital has been allocated the residual amount of the gross proceeds.

During the year ended December 31, 2004, the following changes in issued share capital occurred:

On December 16, 2004, the Company consolidated its share capital on the ratio of one share for every five outstanding as at that date. The share capital disclosures in these financial statements reflect the consolidation as if it had been in place for all periods disclosed.

[i]

The Company completed a private placement on January 8, 2004, consisting of 300,000 common shares and 200,000 purchase warrants exercisable at CAD$1.09 ($0.85) for total gross proceeds of $157,835. The share purchase warrants are convertible to common shares at a ratio of 1:1 and expire two years after issue. The private placement incurred share issue costs of $1,165. The gross proceeds were allocated between the common shares and the warrants based on their relative fair value at the date of issue. The $27,314 fair value of the warrants has been estimated using the Black-Scholes option pricing model. Assumptions used in the pricing model include: (i) Risk free interest rate of 2.64%; (ii) expected volatility of 55%; an estimated life of 2 years and (iv) and expected dividend rate of 0%. The $130,521 fair value of the ordinary share capital has been allocated the residual amount of the gross proceeds.

[ii]

The Company completed a private placement on April 22, 2004, consisting of 951,700 common shares at CAD$0.80 ($0.59) per common share and 468,350 purchase warrants exercisable at CAD$1.00 ($0.74) for total gross proceeds of $551,498. The share purchase warrants are convertible to common shares at a ratio of 1:1 and expire two years after issue. The gross proceeds were allocated between the common shares and the warrants based on their relative fair value at the date of issue. The $57,749 fair value of the warrants has been estimated using the Black-Scholes option pricing model. Assumptions used in the pricing model include: (i.) Risk free interest rate of 2.85%; (ii.) expected volatility of 55%; (iii.) an estimated life of 2 years and (iv.) an expected dividend rate of 0%. The $493,749 fair value of the ordinary share capital has been allocated the residual amount of the gross proceeds. The private placement incurred share issue costs through the issue of 15,000 common shares and 7,500 warrants for brokerage services with the same terms and conditions as those in the placement. The common shares have been valued at $8,490 and the warrants were valued at $1,039 (based on the same assumptions as detailed above).

[iii]

The Company issued 538,694 common shares at CAD$0.97 ($0.72) per share valued at $385,847 on June 28, 2004 as remaining consideration due on the NEB acquisition.

[iv]

The Company acquired an additional 17% interest in TTTC through CEN Smart. China Education issued 400,000 common shares at CAD$0.64 ($0.52) per share value at $206,805 on December 16, 2004.

[x]

The Company issued 600,000 common shares at CAD$0.93 ($0.69) per share valued at $412,131 as consideration for the purchase of an 80% interest in NEB by CEN Smart.

[c]

Stock options

The Company has stock option plans that allow it to grant options to its employees, officers, directors and consultants to acquire up to 10% of issued and outstanding common stock. The exercise price of each option shall not be less than the weighted average closing price of the common shares on the TSX Venture Exchange on the last five trading days before the date of the grant. Options have a maximum term of five years and terminate thirty to ninety days following the termination of the optionee’s employment. The right to exercise the options will vest in installments over the life of the option as determined at the time the option is granted.

Please refer to notes 12(c) of the Consolidated Financial Statements for the year ended December 31, 2004 for more detail. The following table provides details of options outstanding at March 31, 2005:

	March 31, 2005			December 31, 2004
	Number of shares	Weighted average price in USD $	Weighted average price in CDN $	Number of shares	Weighted average price in USD $	Weighted average price in CDN $

Outstanding, beginning of year	2,112,400	0.67	1.02	1,802,400	0.66	1.04
Granted	290,000	0.63	0.78	510,000	0.73	0.97
Forfeited	-	-	-	(200,000)	0.78	1.03
Outstanding, end of year	2,402,000	0.67	0.99	2,112,400	0.67	1.02
Exercisable, end of year	1,704,900	0.65	1.01	1,642,400	0.65	1.02

 [d]

Warrants

The following table summarizes the status of the Company’s share purchase warrants outstanding as follows:

Price	Expiry date	Balance, December 31, 2004	Issued	Balance, March 31, 2005

$0.64 (CAD$0.85)	January 8, 2006	200,000		200,000
$0.74 (CAD$1.00)	April 21, 2006	475,850		475,850
$0.936 (CAD$1.14)	January 17, 2007	--	524,327	524,327

		675,850	524,327	1,200,177

11.

STOCK BASED COMPENSATION

The fair value of each option granted is estimated on the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions.

	March 31, 2005 $	December 31, 2004 $

Risk-free interest rate	3.52%	3.55%
Dividend yield	0%	0%
Expected volatility	53%	55%
Expected life	5 years	2.5 years

For the three-month period ended March 31, 2005, the Company incurred non-cash stock-based compensation expense of $13,042 related to 62,500 stock options granted to employees and consultants.

The weighted average fair value of an option granted during three month period ended March 31, 2005 was $0.2087.

12.

FINANCIAL INSTRUMENTS

The carrying amount for cash, accounts receivable, due from related parties, loans to employees, accounts payable, income tax payable, loans payable and due to related parties approximate their fair value due to the short-term nature of these instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates and the business operations are predominately in Chinese RMB.

The financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and accounts receivable. Cash is on deposit at major financial institutions. Management is of the opinion that credit risk with respect to accounts receivable is limited due to the financial strength of the Company’s major customers and the monitoring of their financial condition to ensure collections and to minimize losses.

13.

SEGMENTED INFORMATION

The Company has one reporting segment.

The Company’s head office is located in Vancouver, British Columbia. The operations of the company are primarily in two geographic areas: Canada and China.

	CHINA EDUCATION RESOURCES INC.
Notes to Consolidated Financial Statements for three months ended March 31, 2005 and 2004
	(Prepared by Management)
	13. Segmented information
Segmented information by geographic areas is as follows for three months ended March 31, 2005:
		China	Canada
	Expressed in USD	Smart Networks,	Head Office
		TTTC & NEB	Operations & Other	Total
		$	$	$
	Revenues
	Sales	668,399	-	668,399
	Less: Cost of sales	547,011	-	547,011
	Gross profit	121,388		121,388

	Profit (loss) before amortization and interest expense	(48,798)	(129,114)	(177,912)

Less:	Amortization	15,032	417	15,449
	Interest income	(13,870)	-	(13,870)
	Interest expense	15	21,529	21,544

	Loss before income tax	(49,975)	(151,060)	(201,035)

	Income tax expense	(185)	-	(185)

	Loss before non-controlling interest	(50,160)	(151,060)	(201,220)

	Non-controlling interest	6,072	4,408	10,480

	Loss for the period	(44,088)	(146,652)	(190,740)

	Additions during the year:
	Capital assets (note 7)	142,238	-	142,238
	Goodwill	-	-	-
	Goodwill	3,609,053	-	3,609,053

	Total assets	7,855,976	382,559	8,238,535

	CHINA EDUCATION RESOURCES INC.
Notes to Consolidated Financial Statements for three months ended March 31, 2005 and 2004
	(Prepared by Management)
	13. Segmented information
Segmented information by geographic areas is as follows for three months ended March 31, 2004:
		China			Canada
	Expressed in USD	ECN	Smart Networks,		Head Office
		Solutions	TTTC & NEB	Sub-total	Operations & Other	Total
		$	$	$	$	$
	Revenues
	Sales	-	581,117	581,117	-	581,117
	Less: Cost of sales	-	445,557	445,557	-	445,557
	Gross profit		135,560	135,560		135,560

	Profit (loss) before amortization and interest expense	-	1,127	1,127	(138,539)	(137,412)

Less:	Amortization	-	25,230	25,230	344	25,574
	Interest income		(276)	(276)	-	(276)
	Interest expense	-	2,931	2,931	444	3,375
	Loss before income tax	-	(26,758)	(26,758)	(139,327)	(166,085)

	Income tax refund	-	4,248	4,248	-	4,248

	Loss before non-controlling interest	-	(22,510)	(22,510)	(139,327)	(161,837)

	Non-controlling interest	-	10,360	10,360	1,215	11,575

	Loss for the period	-	(12,150)	(12,150)	(138,112)	(150,262)
	Additions during the year:
	Property and equipment (note 7)	-	2,534	2,534	-	2,534
	Goodwill	-	-	-	-	-
	Capital assets (note 7)	42,620	96,773	139,393	-	139,393
	Goodwill	-	3,224,744	3,224,744	-	3,224,744
	Total assets	42,620	5,636,820	5,679,440	50,032	5,729,472

Consolidated Financial Statements

China Education Resources Inc.

(formerly China Ventures Inc.)

(Expressed in United States Dollars)

Year ended December 31, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

China Education Resources Inc.

(formerly China Ventures Inc.)

We have audited the consolidated balance sheet of China Education Resources Inc. (formerly China Ventures Inc.) as at December 31, 2004 and the consolidated statement of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion in these financials statements based on our audit. The consolidated financial statements as at December 31, 2003 and for the year then ended, prior to restatement of previously reported amounts as described in note 1, were audited by other auditors whose report dated April 5, 2004 expressed an unqualified opinion. We have audited the adjustments to the consolidated financial statements as at December 31, 2003 and in our opinion, such adjustments are, in all material respects, appropriate and have been properly applied.

We conducted our audit in accordance with Canadian generally accepted accounting standards and the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2004 and the consolidated results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada

/s/ Ernst & Young LLP

April 20, 2005 (except as to Note 11

Chartered Accountants

which is as of April 27, 2005)

COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated April 20, 2005 (except as to Note 11 which is as of April 27, 2005) is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

Vancouver, Canada

Ernst & Young LLP

April 20, 2005 (except as to Note 11

Chartered Accountants

which is as of April 27, 2005)

China Education Resources Inc. (formerly China Ventures Inc.)

CONSOLIDATED BALANCE SHEETS

[See note 1 - Basis of presentation]

As at December 31,	(Expressed in U.S. Dollars)
	2004 $	2003 $
		Restated [note 1]

ASSETS [note 11]
Current
Cash [note 3]	2,226,416	1,176,657
Accounts receivable [note 4]	1,625,241	593,818
Due from related parties [note 10]	176,190	151,833
Inventory	321,566	232,108
Prepaid expenses and deposits	67,257	24,603
Total current assets	4,416,670	2,179,019
Loans to employees [note 5]	60,186	45,275
Investments in book and ESL projects [note 6]	240,809	149,030
Capital assets [note 8]	429,167	162,433
Goodwill [note 9]	3,609,053	3,224,744
Total assets	8,755,885	5,760,501

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	2,513,058	1,124,279
Income tax payable	644,000	-
Due to related parties [note 10]	54,233	46,226
Loans payable [note 11]	539,642	128,843
Total current liabilities	3,750,933	1,299,348
Long-term debt [note 11[ii]]	-	59,971
Non-controlling interest	714,366	553,390
Total liabilities	4,465,299	1,912,709

Shareholders’ equity
Share capital [note 12]	21,261,749	20,047,031
Shares to be issued [note 7]	-	385,847
Contributed surplus	363,454	152,497
Cumulative translation adjustment	(35,213)	-
Deficit	(17,299,404)	(16,737,583)
Total shareholders’ equity	4,290,586	3,847,792
Total Liabilities and shareholders’ equity	8,755,885	5,760,501

See accompanying notes

On behalf of the Board:

Director

China Education Resources Inc. (formerly China Ventures Inc.)

CONSOLIDATED STATEMENTS OF OPERATIONS

AND DEFICIT

Year ended December 31,	(Expressed in U.S. Dollars)
	2004 $	2003 $
		Restated [note 1]
REVENUE
Sales	6,541,351	5,936,434
Cost of sales	4,551,191	4,043,387
Gross profit	1,990,160	1,893,047

EXPENSES
General and administrative [note 10]	1,382,157	1,268,001
Sales and marketing	168,665	187,321
Amortization	72,193	89,470
Impairment of investment [note 6]	36,201	-
Stock-based compensation [note 13]	124,856	152,497
	1,784,072	1,697,289
Loss before other earnings (expense) and income taxes	206,088	195,758
Other expense (earnings)
Foreign exchange (gain) loss	(35,501)	71,023
Interest income	(16,961)	(2,540)
Interest expense	46,492	8,646
	(5,970)	77,129
Income before taxes and non-controlling interest	212,058	118,629
Current income tax expense (earnings) [note 14]	(675,879)	(17,395)
Future income tax expense [note 14]	-	-
Income (loss) before non-controlling interest	(463,821)	101,234
Non-controlling interest	(98,000)	(252,163)
Net loss for the year	(561,821)	(150,929)

Deficit, beginning of year	(16,737,583)	(16,586,654)
Deficit, end of year	(17,299,404)	(16,737,583)

Basic and diluted weighted average number of shares outstanding	29,635,670	26,763,371

Basic and diluted loss per share	(0.02)	(0.01)

See accompanying notes

China Education Resources Inc. (formerly China Ventures Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31,	(Expressed in U.S. Dollars)
	2004 $	2003 $
		Restated [note 1]
OPERATING ACTIVITIES
Net loss for the year	(561,821)	(150,929)
Items not involving cash
Amortization	72,193	89,740
Loss on disposal – equipment	12,174	1,899
Stock-based compensation	124,856	152,497
Impairment of investment	36,201	-
Unrealized foreign exchange gain	(35,213)	-
Non-controlling interest	98,000	252,163
	(253,610)	345,100
Changes in non-cash operating working capital
Accounts receivable	(503,516)	(414,522)
Due to related parties	7,766	(130,921)
Inventory	(89,458)	(52,706)
Prepaid expenses and deposits	(42,654)	3,753
Accounts payable and accrued liabilities	1,388,779	199,521
Tax payable	644,000	-
Cash provided by (used in) operating activities	1,151,307	(49,775)

INVESTING ACTIVITIES
Purchase price on NEB acquisition	(91,623)	16,659
Advances to employees	(63,726)	(61,209)
Purchase of capital assets	(351,101)	(54,919)
Investments in book and ESL projects	(127,980)	(149,030)
Advances to related parties	(30,173)	(135,899)
Repayment of advances to related parties	5,816	-
Loan receivable	(479,092)	-
Cash used in investing activities	(1,137,879)	(384,398)

FINANCING ACTIVITIES
Issue of common shares	709,333	1,727,844
Common share issue costs	(1,165)	-
Advances from related parties	33,937	-
Dividend to non controlling interest	(22,906)	-
Repayment of advances from related parties	(33,696)	-
Repayment of automobile loan	(20,329)	(183,036)
Proceeds from minority shareholder loans	(128,843)	(176,629)
Proceeds from promissory note	500,000	-
Cash provided by financing activities	1,036,331	1,368,179

Increase in cash	1,049,759	934,006
Cash, beginning of year	1,176,657	242,651
Cash, end of year	2,226,416	1,176,657

Supplemental disclosure of cash flow information
Interest paid	282	6,106
Taxes paid	31,879	42,161

See accompanying notes

China Education Resources Inc. (formerly China Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Expressed in U.S. Dollars)

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

Nature of business

China Education Resources Inc. with its subsidiaries (“China Education” or the “Company”), primarily develops and distributes educational textbooks and materials to bookstores and schools in China. The Company focuses on three subject areas; kindergarten curriculum development, psychology, and information technology. The Company also provides training services to educational establishments. The Company is currently developing an education internet portal which will provide educational content to its users.

The Company was incorporated under the laws of the Company Act, British Columbia on August 27, 1997. On December 16, 2004, the Company changed its name from China Ventures Inc. to China Education Resources Inc.

Basis of presentation

These consolidated financial statements are presented in United States dollars and have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The significant differences between those principles and those that would be applied under United States generally accepted accounting principles (“US GAAP”) are disclosed in Note 18.

Going concern uncertainty

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

The Company has incurred a net loss of $561,821 for the year ended December 31, 2004 [2003 - $150,929] and at December 31, 2004 has an accumulated deficit of $17,299,404 [2003 - $16,737,583]. The Company’s future business plan includes the operation of an internet education portal, as well as it traditional education textbook business. The ability of the Company to continue as a going concern is in substantial doubt and is dependant upon the Company maintaining profitability of the traditional education textbook business, the successful completion of the development of its internet education portal, achieving acceptance and a profitable level of operations for the internet education portal and on the ability of the Company to obtain necessary financing to fund the Company’s future business plan. The outcome of these matters cannot be predicted at this time. These financial statements do not include adjustments to the accounts and classifications of assets and liabilities that might be necessary should the company be unable to continue its operations.

China Education Resources Inc. (formerly China Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Expressed in U.S. Dollars)

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION (cont’d)

Prior period adjustment

Amounts previously reported for the year ended December 31, 2003 have been restated in these financial statements to reflect $86,836 of commission expense relating to the year ended December 31, 2003 which was not previously recorded. The impact of the amounts restated was to increase cost of sales and accounts payable and accrued liabilities as at and for the year ended December 31, 2003 by $86,836, and increase net loss after non-controlling interest and deficit by $53,729.

In addition, distributor sales of $369,643 previously reported for the year ended December 31, 2003 on a net basis, have been restated in these financial statements to reflect sales on a gross basis and cost sales attributable to these amounts. The impact of the amounts restated was to increase sales by $1,227,591 and increase cost of sales by $1,227,591.

The impact of the amounts restated was to increase loss per share for the year ended December 31, 2003 by $0.01.

Comparative figures

The Company has reclassified certain of the figures presented for comparative purposes to conform with the financial statement presentation adopted in the current year.

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries:

[i]

CEN China Education Network Ltd. (“CEN Network”), which is wholly owned and is incorporated under the Company Act (British Columbia). This company is inactive.

[ii]

China Education International Inc., CEN China Education Overseas Corporation, Copper Mountain Overseas Inc., and Copper Mountain International Ltd., each of which are wholly-owned and are incorporated in the British Virgin Islands. All companies are inactive.

[iii]

CEN Smart Networks Ltd. (“CEN Smart”), a 90% owned subsidiary of CEN China Education Overseas Corporation, which was established in China on April 24, 2001.

[iv]

Today’s Teachers Technology & Culture Ltd. (“TTTC”), which was acquired on August 1, 2002 as a 70% owned subsidiary of CEN Smart. On September 23, 2004, China Education, through CEN Smart, acquired an additional 17% interest in TTTC [note 7]. As at December 31, 2004, the Company’s effective ownership interest in TTTC is 78.3%.

China Education Resources Inc. (formerly China Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Expressed in U.S. Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d)

[v]

Northern Education Books Ltd. (“NEB”), which was acquired on September 26, 2003 [note 7]. The company is an 80% owned subsidiary of CEN Smart.

[vi]

CVI Networks Ltd., which is wholly owned, and Circumplex Networks, Inc. (formerly China Ventures USA, Inc.), which is 90% owned. Both companies are inactive.

[vii]

ECN Solutions Ltd. (“ECN”), a 70% owned subsidiary of Circumplex Networks, Inc. (“Circumplex”). ECN ceased business operations in China during 2002. In September 2004, ECN was dissolved and the net loss from ceased operation was approximately $170.

All significant intercompany transactions and balances have been eliminated.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the years reported. Actual results could differ from these estimates.

Inventory

Inventories, which consist of printed books and other education materials, are valued at the lower of cost and net realizable value, with cost being determined on a weighted average basis.

Investments in Book and English as a Second Language (“ESL”)

Investments in Book and English as a Second Language (“ESL”) projects consist of unamortized costs of projects that are produced by the Company or together with other parties. Included in investments in Book and ESL projects are projects in progress and in development. Amounts will be amortized to cost of sales once projects are available for commercial distribution. The valuation of investments in Book and ESL projects are reviewed on a project by project basis. When an event of change in circumstances indicates that the fair value is less than its unamortized cost, the fair value is determined using management’s estimate of discounted future cash flows. A write- down is recorded equivalent to the amount by which the unamortized amount exceeds the fair value of the investments in Book and ESL projects.

China Education Resources Inc. (formerly China Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Expressed in U.S. Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Capital assets

Capital assets are recorded at cost. Amortization is provided when the asset is brought into use, using the following method and annual rates:

Computer equipment

2 years straight line

Software

2 years straight line

Office equipment

5 years straight line

Motor vehicles

3 years straight line

Website development costs are expensed as incurred unless they meet specific Canadian GAAP criteria for capitalization. Capitalized website development costs are recorded at cost and are amortized when brought into use over the expected useful life on a straight line basis.

An impairment loss is recognized when the undiscounted cash flows expected from use and eventual disposition of an asset are less that the carrying value of the asset. An impairment charge is recorded to reduce the carrying value of the asset to its fair value.

Leases

Leases are classified as either capital or operating. Those leases, which transfer substantially all the benefits and risks of ownership of the property to the Company, are accounted for as capital leases. Capital lease obligations reflect the present value of future lease payments, discounted at the appropriate rate. All other leases are accounted for as operating leases wherein rental payments are charged to income as incurred.

Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the identifiable assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the synergies of the business combination.

Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Impairment is assessed through a comparison of the carrying amount of the reporting unit with its fair value. When the fair value of a reporting unit is less than its carrying amount, goodwill of the reporting unit is considered to be impaired. Any impairment of goodwill will be expensed in the period of impairment.

China Education Resources Inc. (formerly China Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Expressed in U.S. Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Revenue recognition

Sales from product sales are recognized when title is transferred and payments are received or rights to receive consideration are obtained and collection of consideration is reasonably assured. Revenues received in advance of these criteria are deferred until future periods.

Sales from services are recognized when services are rendered and payments are received or rights to receive consideration are obtained and collection of consideration is reasonably assured. Revenues received in advance of these criteria are deferred until future periods.

Interest income is recognized when earned.

Foreign currency translation

The Company’s reporting currency is the US dollar. The Company’s functional currency is the Canadian dollar.

From acquisition, management considered their subsidiaries to be integrated (financially and operationally dependent on the parent) and accordingly these operations were translated using the temporal method. Under this method, the historical rates of exchange are used for non-monetary assets and liabilities and average rates for the period are used for revenues and expenses except for amortization, which is translated at exchange rates used in the translation of the related asset accounts. Gains or losses resulting from these translation adjustments are included in net loss.

Effective January 1, 2004, the Company changed the status of its Chinese subsidiaries from integrated operations to self-sustaining ones, as the subsidiaries now operate independently.

Accordingly, the financial statements of the Chinese subsidiaries are now translated to the U.S. dollar using the current rate method. Under the current rate method, amounts are translated using the current rates of exchange for assets and liabilities and using average rates for the year for revenues and expenses. Gains or losses resulting from these translation adjustments are deferred in a separate component of shareholder’s equity (“cumulative translation adjustment”) until there is a realized reduction in the parent’s net investment in the foreign operations. The comparative foreign exchange losses of approximately $45,000 for the year ended December 31, 2003 were charged to operations.

China Education Resources Inc. (formerly China Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Expressed in U.S. Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Stock-based compensation

Effective January 1, 2003, the Company adopted, on a prospective basis, the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments (“CICA 3870”) with respect to the recognition, measurement, and disclosure of all stock-based compensation and other stock-based payments to employees and non-employees. Stock-based compensation granted to employees and non-employees is expensed at the fair value as determined using the Black-Scholes option valuation model.

Future income taxes

The Company uses the assets and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on “temporary differences” (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense or benefit is the sum of the Company’s provision for current income taxes and the difference between the opening and ending balances of the future income tax assets and liabilities.

Loss per share

Basic loss per share is calculated using the weighted-average number of shares outstanding during the year. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. This calculation proved to be anti-dilutive for the years presented.

China Education Resources Inc. (formerly China Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Expressed in U.S. Dollars)

3. CASH

	2004 $	2003 $

CDN dollar bank account	342,783	4,170
USD dollar bank account	239,218	91,155
Chinese RMB bank account	1,644,415	1,081,332
	2,226,416	1,176,657

4. ACCOUNTS RECEIVABLE

	2004 $	2003 $

Trade receivables	232,707	8,698
Trade receivable (RMB)	813,563	570,209
Other receivables (i)	99,879	14,911
Loan due from Shenshi Education Service Company (“Shenshi”) (ii)	479,092	-
	1,625,241	593,818

[i]

Other receivables includes $63,726 [2003 - $14,911], representing the current portion of loans to employees [note 5].

[ii]

The loan due from Shenshi (RMB 3,400,000) bears interest at 10% per annum and is due on or before September, 19 2005. The loan is collateralized by shares in the Company [note 10].

5. LOANS TO EMPLOYEES

The Company has advanced loans to employees to assist with automobile purchases. The amounts are non-interest bearing, repayable over 60 months and are collateralized by the automobiles. As at December 31, 2004 the total loans due from employees is $123,912 [2003 - $60,186] of which $60,186 [2003 - $45,275] are repayable after one year.

China Education Resources Inc. (formerly China Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Expressed in U.S. Dollars)

6. INVESTMENTS IN BOOK AND ESL PROJECTS

	2004 $	2003 $

ESL – Jilin Wales Trading Company (i)	68,787	104,988
University investment book project – Julin Industrial University Research Center for Firefighting Technology (ii)	64,599	28,354
Primary and secondary schools examination notes projects – Changchun Northern Education Book Ltd. (iii)	37,711	15,688
Book project – Changchun Culture Library Co. Ltd. (iv)	69,752	-
	240,809	149,030

Investments in Book and ESL projects represent initial unamortized project costs that are in progress and in development. These amounts will be amortized once commercial distribution commences.

[i]

On June 6, 2003, CEN Smart signed an agreement with Jilin Wales Trading Company (“Jilin Company”) to invest $104,988 (RMB 870,000) in an ESL project. CEN Smart provided the funding of the research and the voice recognition technology for the ESL project. Jilin Company is responsible for the content, editing, software production, and distribution. The Company and Jilin Company agreed to cease work on the project because of deficiencies in the voice recognition technology. The Company has recorded a charge of $36,201 (RMB 300,000) reflecting the impairment of the investment to its fair value. The carrying value of the ESL project represents management’s best estimate of the fair value as at December 31, 2004. Actual results could differ from this estimate.

[ii]

On October 27, 2003, NEB signed an agreement with Jilin Industrial University Research Center for Firefighting Technology (“Jilin Technology”) to invest in a university investment book project. The total investment of this project is $72,426 (RMB 600,000) which NEB agreed to invest $65,168 (RMB 540,000) and Jilin Technology agreed to invest $7,258 (RMB 60,000) in this project. As at December 31, 2004, NEB has invested $64,559 (RMB 578,000). The profit and loss sharing ratio is based on the amount of investment. Accordingly NEB will share 90% of the total profits or losses. As at December 31, 2004, the development of the project has not been completed.

[iii]

In February 2004, NEB entered into an agreement with Changchun Northern Educational Book Ltd. (“Changchun Ltd.”) to invest in an examination notes project for primary and secondary schools. The total investment of this project is $60,393 (RMB 500,000). NEB invested $37,711 (RMB 312,500) and Changchun Ltd. agreed to invest $22,682 (RMB 187,500) in this project. The profit and loss sharing ratio is based on the amount of investment; accordingly NEB will share 62.5% of the total profits and losses. As at December 31, 2004, the development of the project has not been completed.

China Education Resources Inc. (formerly China Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Expressed in U.S. Dollars)

6. INVESTMENTS IN BOOK AND ESL PROJECTS (cont’d)

[iv]

In February 2004, NEB entered into an agreement with Changchun Culture Library Co. Ltd. (“Changchun Culture”) for a book project. The total investment of this project is $82,091 (RMB 680,000). As at December 31, 2004 NEB has invested $69,752 (RMB 578,000). Changchun Culture agreed to invest $12,339 (RMB 102,000) in this project. The profit and loss sharing ratio is based on the amount of investment. Accordingly NEB will share 85% of the total profits and losses. As at December 31, 2004, the development of the project has not been completed.

7. BUSINESS ACQUISITIONS

[i]

Today’s Teachers Technology & Culture Ltd.

On August 1, 2002, the Company, through CEN Smart (a 90% owned subsidiary), acquired a 70% interest in Today’s Teachers Technology & Culture Ltd. (“TTTC”), a distributor of educational products based in China. On September 23, 2004, the Company, through CEN Smart, acquired an additional 17% interest in TTTC to increase its effective ownership interest in TTTC to 78.3%.

The aggregate purchase price of $206,805 for the additional 17% interest in TTTC was satisfied with 400,000 of the Company’s common shares valued at $0.52 per share. The common shares of the Company were valued based on the average market price of the Company’s common shares over the five day period before and after the date the terms of the acquisition were agreed. The allocation of the purchase price to the additional 17% of assets acquired and liabilities assumed, at fair values on September 23, 2004 is as follows:

$

Assets acquired
Current assets	419,342
Property and equipment	9,154
Goodwill [note 9]	292,686
Total assets acquired	721,182

Liabilities assumed
Current liabilities	514,377
Total liabilities assumed	514,377

Net assets acquired	206,805

Financed by
Issuance of common shares	206,805
Total purchase price	206,805

China Education Resources Inc. (formerly China Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Expressed in U.S. Dollars)

7. BUSINESS ACQUISITIONS (cont’d)

[ii]

Northern Education Books Ltd.

On September 26, 2003, the Company, through CEN Smart Networks Ltd., acquired an 80% interest in Northern Education Books Ltd. (“NEB”), a distributor based in China, which specializes in the distribution of high school examination guides. The Company’s effective ownership interest in NEB is 72%.

The Company issued 600,000 common shares valued at $412,131 ($0.69 per share) on October 14, 2003 and $72,405 in cash as consideration. The remaining share consideration was contingent upon NEB achieving certain financial milestones. As at December 31, 2003, management concluded that these milestones had been met and accordingly recorded 538,694 common shares valued at $385,847 ($0.72 per share) as shares to be issued. These shares were issued by the Company in June 2004. The share value was based on the average market price of the Company’s common shares over the five-day period before and after October 14, 2003 and December 31, 2003. In December 2004, the Company agreed to pay an additional $91,623 (RMB 759,236) in cash consideration, which increased the total purchase price of the Company’s investment in NEB to $987,343 [see note 9]. The allocation of the purchase price to the assets acquired and liabilities assumed, at fair values, is as follows:

$

Assets acquired
Cash	187,897
Current assets	220,964
Property and equipment	333
Goodwill	895,743
Total assets acquired	1,304,937

Liabilities assumed
Current liabilities	152,303
Intercompany liabilities	142,391
Non-controlling interest	22,900
Total liabilities assumed	317,594

Net assets acquired	987,343

Financed by
Issuance of common shares [2004 - $385,847; 2003 - $412,131]	797,978
Cash consideration [2004 - $91,623; 2003 - $72,405]	164,028
Direct acquisition costs	25,337
Total purchase price	987,343

China Education Resources Inc. (formerly China Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Expressed in U.S. Dollars)

7. BUSINESS ACQUISITIONS (cont’d)

[iii]

CEN Smart Networks Ltd.

On May 1, 2004, the Company invested a further $484,000 (RMB 4,000,000) in cash to maintain its existing 90% ownership of CEN Smart.

8. CAPITAL ASSETS

	Cost $	Accumulated amortization $	Net book value $

2004
Computer equipment	127,050	122,774	4,276
Software	70,398	70,213	185
Office equipment	40,621	19,154	21,467
Motor vehicles	162,049	48,967	113,082
Website development costs	290,157	-	290,157
	690,275	261,108	429,167

	Cost $	Accumulated amortization $	Net book value $

2003
Computer equipment	120,734	95,377	25,357
Software	70,151	69,807	344
Office equipment	46,561	13,502	33,059
Motor vehicles	218,369	114,696	103,673
	455,815	293,382	162,433

9. GOODWILL

	2004 $	2003 $

Carrying amount as at January 1	3,224,744	2,420,624
NEB [note 7]	91,623	804,120
TTTC [note 7]	292,686	-
Carrying amount December 31	3,609,053	3,224,744

China Education Resources Inc. (formerly China Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Expressed in U.S. Dollars)

10. RELATED PARTY TRANSACTIONS

All related party transactions are recorded at the exchange amounts as agreed upon by the related parties.

Due from related parties

	2004 $	2003 $

Due from Beijing Anli Information and Consulting Company (“Anli”) (i)	176,190	146,017
Loan to officer (ii)	-	5,816
	176,190	151,833

[i]

Anli and its major shareholder are shareholders of the Company. During the year ended December 31, 2003, the Company advanced funds of $146,017 (RMB 1,200,000) to Anli in China for business purposes. A loan agreement was signed on October 28, 2003 for a one-year term, non-interest bearing. In the year ended December 31, 2003, the Company received cash proceeds of $77,350 from Anli in China for exercising its warrants of 240,000 common shares at $0.32.

On October 28, 2004, the loan was extended for an additional one-year term and is due on or before October 31, 2005. Anli has provided 1,639,680 common shares of the Company as collateral for the loan due from Anli, and the loan due from Shenshi [note 4]. The fair value of the collateral shares at December 31, 2004 was $750,270.

In addition, the Company advanced funds to Anli of $30,173 (RMB 260,000) in accordance with a loan agreement dated April 22, 2004 for a maximum facility of $36,203 (RMB 300,000). The loan is due on demand and is non-interest bearing.

[ii]

During the year ended December 31, 2003, the Company issued a non-interest bearing advance of $5,816 to an officer of the Company. The Company withheld the salary of the officer until the loan was fully recovered. The officer repaid the loan on August 27, 2004.

China Education Resources Inc. (formerly China Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Expressed in U.S. Dollars)

10. RELATED PARTY TRANSACTIONS (cont’d)

Due to related parties

	2004 $	2003 $

International Skyline Gold Corporation (i)	759	417
Lanch Holdings Ltd. (ii)	8,788	42,484
B.D.R. Investments Ltd. (iii)	35,620	3,257
L.C. Management Ltd. (iv)	1,948	68
Officer and shareholder loan (v)	7,118	-
	54,233	46,226

[i]

During the year ended December 31, 2004, the Company incurred an expense of $1,235 [2003 - $6,590] in office staff benefits and storage rental to International Skyline Gold Corporation (“Skyline Gold”). The amount outstanding is $759 as at December 31, 2004 [2003 - $417]. Skyline Gold has directors in common with the Company.

[ii]

During the year ended December 31, 2004 the Company repaid amounts owing to Lanch Holdings Ltd. (“Lanch”) that were outstanding as at December 31, 2003, and also received an advance of $8,788 for working capital requirements. The advance is non-interest bearing and has no specified repayment terms. Lanch is controlled by an immediate family member of a director/officer of the Company.

[iii]

During the year ended December 31, 2004, the Company incurred expenses of $21,048 [2003 - $22,894] in office rent and parking to BDR Investments Ltd. (“BDR”). The total balance due to BDR of $35,620 as at December 31, 2004 [2003 - $3,257], includes a loan advance in 2004 of $26,819 to China Education. The loan is repayable on demand and is non-interest bearing. BDR is controlled by a director/officer of the Company.

[iv]

During the year ended December 31, 2004, the Company incurred an expense of $5,691 [2003 - $5,201] in office services to L.C. Management Ltd. (“LC Ltd.”). LC Ltd. is controlled by a director/officer of the Company.

[v]

During the year ended December 31, 2004, an officer advanced $7,118 to the Company which remains outstanding as at December 31, 2004. The loan is due on demand and is non-interest bearing.

China Education Resources Inc. (formerly China Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Expressed in U.S. Dollars)

11. LOANS PAYABLE

	2004 $	2003 $

Due to minority shareholders of TTTC, non-interest bearing	-	128,843
Automobile loan (i)	39,642	59,971
Promissory note payable to Wild Coyote Securities, bearing interest at 2% per month compound (ii)	500,000	-
	539,642	188,814

[i]

The 2003 balance was classified as long-term as at December 31, 2003. The loan is due on November 14, 2005 and is non-interest bearing (RMB 328,499).

[ii]

On March 16, 2004, the Company executed a full recourse promissory note payable to Wild Coyote Securities BVI, LC (“Wild Coyote Securities”) in the amount of $500,000 bearing interest at 8% per annum, plus costs associated with the transaction. The promissory note was due on or before November 1, 2004. The Company was deemed to be in default as the amounts owing were not paid on or before the due date. In the event of default, at the option of the holder, all amounts under the promissory note become due and payable without notice or demand. Wild Coyote has full recourse against any real, personal, tangible or intangible assets of the Company and may pursue any legal remedies to ensure payment. If legal action occurs for collection of the note, the Company has agreed to pay all reasonable expenses, including legal and travel expenses.

On April 27, 2005, Wild Coyote Securities extended the due date of the promissory note to January 1, 2006 and waived the right to recourse to January 1, 2006. Interest now accrues at 2% monthly compounded monthly.

12. SHARE CAPITAL

[a]

Authorized

The authorized capital consists of unlimited voting common shares without par value and 20,000,000 preferred shares. The preferred shares rank equally on winding up. The directors shall by resolution determine the rights and restrictions attaching to the preferred shares prior to their issuance. No preferred shares have been issued to date.

China Education Resources Inc. (formerly China Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Expressed in U.S. Dollars)

12. SHARE CAPITAL (cont’d)

[b]

Issued and outstanding

There are no preferred shares outstanding as at December 31, 2004 or December 31, 2003.

	Number of Common Shares	Amount $

Balance, December 31, 2002	25,370,366	17,705,336
Receivable from private placement in 2001	-	12,729
Shares issued on exercise of warrants	240,000	77,350
Shares issued for cash by way of private financing	2,899,732	1,637,765
Shares cancellation	(1,260,000)	-
Shares issued on settlement of debt	40,000	4,960
Shares issued on settlement of debt	500,000	196,760
Shares issued on NEB acquisition	600,000	412,131
Balance, December 31, 2003	28,390,098	20,047,031
Shares issued for cash by way of January private financing	300,000	130,521
Share issue costs incurred on January private financing	-	(1,165)
Shares issued for cash by way of April private financing	951,700	502,239
Share issue costs incurred on April private financing	-	(9,529)
Shares issued on NEB’s acquisition	538,694	385,847
Shares issued on acquisition of 17% of TTTC	400,000	206,805
Balance, December 31, 2004	30,580,492	21,261,749

During the year ended December 31, 2004, the following changes in issued share capital occurred:

On December 16, 2004, the Company consolidated its share capital on the ratio of one share for every five outstanding as at that date. The share capital disclosures in these financial statements reflect the consolidation as if it had been in place for all periods disclosed.

China Education Resources Inc. (formerly China Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Expressed in U.S. Dollars)

12. SHARE CAPITAL (cont’d)

[i]

The Company completed a private placement on January 8, 2004, consisting of 300,000 common shares and 200,000 purchase warrants exercisable at CAD$1.09 ($0.85) for total gross proceeds of $157,835. The share purchase warrants are convertible to common shares at a ratio of 1:1 and expire two years after issue. The private placement incurred share issue costs of $1,165. The gross proceeds were allocated between the common shares and the warrants based on their relative fair value at the date of issue. The $27,314 fair value of the warrants has been estimated using the Black-Scholes option pricing model. Assumptions used in the pricing model include: (i) Risk free interest rate of 2.64%; (ii) expected volatility of 55%; an estimated life of 2 years and (iv) and expected dividend rate of 0%. The $130,521 fair value of the ordinary share capital has been allocated the residual amount of the gross proceeds.

[ii]

The Company completed a private placement on April 22, 2004, consisting of 951,700 common shares at CAD$0.80 ($0.59) per common share and 468,350 purchase warrants exercisable at CAD$1.00 ($0.74) for total gross proceeds of $551,498. The share purchase warrants are convertible to common shares at a ratio of 1:1 and expire two years after issue. The gross proceeds were allocated between the common shares and the warrants based on their relative fair value at the date of issue. The $57,749 fair value of the warrants has been estimated using the Black-Scholes option pricing model. Assumptions used in the pricing model include: (i.) Risk free interest rate of 2.85%; (ii.) expected volatility of 55%; (iii.) an estimated life of 2 years and (iv.) an expected dividend rate of 0%. The $493,749 fair value of the ordinary share capital has been allocated the residual amount of the gross proceeds. The private placement incurred share issue costs through the issue of 15,000 common shares and 7,500 warrants for brokerage services with the same terms and conditions as those in the placement. The common shares have been valued at $8,490 and the warrants were valued at $1,039 (based on the same assumptions as detailed above).

[iii]

The Company issued 538,694 common shares at CAD$0.97 ($0.72) per share valued at $385,847 on June 28, 2004 as remaining consideration due on the NEB acquisition [note 7].

[iv]

The Company acquired an additional 17% interest in TTTC through CEN Smart. China Education issued 400,000 common shares at CAD$0.64 ($0.52) per share value at $206,805 on December 16, 2004 [note 7].

China Education Resources Inc. (formerly China Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Expressed in U.S. Dollars)

12. SHARE CAPITAL (cont’d)

During the year ended December 31, 2003, the following changes in issued share capital occurred:

[i]

The Company received proceeds of $12,729 pursuant to a share subscription agreement with a consultant in 2001.

[ii]

The Company issued 240,000 common shares at CAD$0.50 ($0.32) per share to Beijing Anli Information & Consulting Company (“Anli”) in China on exercise of warrants for $77,350 cash. Both Anli and its major shareholder are shareholders of the Company.

[iii]

The Company issued 545,454 common shares pursuant to a private placement agreement which was at CAD$0.55 ($0.36) per share for $195,798 cash. There were no issue costs.

[iv]

The Company issued 200,000 common shares pursuant to a private placement agreement which was at CAD$0.55 ($0.36) per share to Lanch Holdings Ltd. (“Lanch”), for $72,145 cash. Lanch is controlled by an immediate family member of a director/officer of the Company. There were no issue costs.

[v]

The Company issued 1,505,049 common shares pursuant to a private placement agreement which was at CAD$0.85 ($0.64) per share for cash of $957,410. There were no issue costs.

[vi]

The Company issued 649,229 common shares pursuant to a private placement agreement which was at CAD$0.90 ($0.64) per share for cash of $412,412. There were no issue costs.

[vii]

The Company cancelled 1,260,000 outstanding shares pursuant to a settlement agreement with a former director for non-performance of obligations.

[viii]

The Company issued 40,000 common shares at a deemed value of CAD$0.19 ($0.12) per share which is equivalent to $4,960 to settle the outstanding debt as at December 31, 2002 to a consultant.

[ix]

The Company issued 500,000 common shares at a deemed value of CAD$0.60 ($0.39) per share which is equivalent to $196,760 to settle the outstanding debt as at December 31, 2002 to a consultant.

[x]

The Company issued 600,000 common shares at CAD$0.93 ($0.69) per share valued at $412,131 as consideration for the purchase of an 80% interest in NEB by CEN Smart [note 7].

China Education Resources Inc. (formerly China Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Expressed in U.S. Dollars)

12. SHARE CAPITAL (cont’d)

[c]

Stock options

The Company has stock option plans that allow it to grant options to its employees, officers, directors and consultants to acquire up to 10% of issued and outstanding common stock. The exercise price of each option shall not be less than the weighted average closing price of the common shares on the TSX Venture Exchange on the last five trading days before the date of the grant. Options have a maximum term of five years and terminate thirty to ninety days following the termination of the optionee’s employment. The right to exercise the options will vest in installments over the life of the option as determined at the time the option is granted.

A summary of the status of the Company’s stock options plans at December 31 is as follows:

	December 31, 2004			December 31, 2003
	Number of shares	Weighted average price in USD $	Weighted average price in CDN $	Number of shares	Weighted average price in USD $	Weighted average price in CDN $

Outstanding, beginning of year	1,802,400	0.66	1.04	876,800	1.07	1.68
Granted	510,000	0.73	0.97	1,457,400	0.65	1.02
Forfeited	(200,000)	0.78	1.03	(531,800)	0.81	1.25
Outstanding, end of year	2,112,400	0.67	1.02	1,802,400	0.66	1.04
Exercisable, end of year	1,642,400	0.65	1.02	925,733	0.66	1.04

The following table provides details of options outstanding at December 31, 2004:

Weighted Average exercise price in USD $	Weighted Average exercise price in CDN $	Number outstanding at December 31, 2004	Number exercisable at December 31, 2004	Weighted average life remaining years

0.57	0.90	102,400	102,400	3.0
0.67	0.99	1,950,000	1,500,000	2.2
0.80	1.05	60,000	40,000	4.3
		2,112,400	1,642,400	2.6

China Education Resources Inc. (formerly China Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Expressed in U.S. Dollars)

12. SHARE CAPITAL (cont’d)

The following table provides details of options outstanding at December 31, 2003:

Weighted Average exercise price in USD $	Weighted Average exercise price in CDN $	Number outstanding at December 31, 2003	Number exercisable at December 31, 2003	Weighted average life remaining years

0.57	0.90	102,400	102,400	4.0
0.67	1.05	1,700,000	823,333	2.8
		1,802,400	925,733	3.5

[d]

Warrants

The following table summarizes the status of the Company’s share purchase warrants outstanding as follows:

Price	Expiry date	Balance, December 31, 2003	Issued	Balance, December 31, 2004

$0.64 (CAD$0.85)	January 8, 2006	—	200,000	200,000
$0.74 (CAD$1.00)	April 21, 2006	—	475,850	475,850
		—	675,850	675,850

13. STOCK-BASED COMPENSATION

The fair value of each option granted is estimated on the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions.

	2004 $	2003 $

Risk-free interest rate	3.55%	3.39%
Dividend yield	0%	0%
Expected volatility	55%	49%
Expected life	2.5 years	3.1 years

China Education Resources Inc. (formerly China Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Expressed in U.S. Dollars)

13. STOCK-BASED COMPENSATION (cont’d)

For the year ended December 31, 2004, the Company incurred non-cash stock-based compensation expense of $124,856 [2003 - $152,497] related to stock options granted to employees and consultants.

The weighted average fair value of an option granted during the year ended December 31, 2004 was $0.16 [2003 - $0.07].

Stock options granted during fiscal 2002 were insignificant; accordingly, pro-forma information has not been included.

14. TAXATION

The Company is subject to Canadian federal and provincial income taxes at an approximate rate of 35.62%. The Company's Chinese and US subsidiaries are subject to Chinese and US taxes ranging from 33% to 40%.

The reconciliation of the provision (recovery) for income taxes at the Canadian statutory rate compared to the Company's income tax expense as reported is as follows:

Tax expense (recovery) at Canadian statutory rates

2004 $’000

Combined Canadian federal and provincial income taxes at expected rate	165
Lower effective income tax of foreign subsidiaries	(80)
Change in valuation allowance	371
Change in foreign exchange rates	(108)
Non-deductible expenses	247
Expiration of loss carry forwards	468
Losses not recognized for accounting purposes	(430)
Income not recognized for accounting purposes	32
Other	11
676

China Education Resources Inc. (formerly China Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Expressed in U.S. Dollars)

14. TAXATION (cont’d)

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets as of December 31 are as follows:

	2004 $’000	2003 $’000

Net operating loss carried forward	1,335	1,463
Net capital losses carried forward	483	-
Other	16	-

Total future tax assets	1,834	1,463
Valuation allowance	(1,834)	(1,463)
Future income taxes	-	-

The Company has recognized a valuation allowance for the future tax assets for which it is more likely than not that realization will not occur.

As at December 31, 2004, the Company has non-capital loss carry forwards for Canadian purposes aggregating approximately $3,748,000 available to reduce taxable income otherwise calculated in future years. These losses expire as follows:

$’000

2005	497
2006	747
2007	1,123
2008	647
2009	99
2010	607
2011	28
3,748

The Company also has capital losses expiring in 2009 of $1,208,000 available to offset future capital gains in the United States.

China Education Resources Inc. (formerly China Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Expressed in U.S. Dollars)

14. TAXATION (cont’d)

The Company, through its subsidiaries, conducts a significant amount of its business in China. China currently has a number of laws related to various taxes imposed by both federal and regional governmental authorities. Applicable taxes include value added tax, corporate income tax (profits tax), and payroll (social) taxes, together with others. Laws related to these taxes have not been in force for a significant period, in contrast to more developed market economies; therefore, implementing regulations are often unclear or nonexistent. Often, differing opinions regarding legal interpretation exist both among and within government ministries and organizations; thus, creating uncertainties and areas of conflict.

Tax declarations, together with other legal compliance areas (as examples, customs and currency control matters) are subject to review and investigation by a number of authorities, who are enabled by law to impose extremely severe fines, penalties and interest charges. These facts create tax risks in China substantially more significant than typically found in countries with more developed tax systems.

The risk remains that the relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant. The fact that a year has been reviewed does not close that year, or any tax declaration applicable to that year, from further review.

15. FINANCIAL INSTRUMENTS

The carrying amount for cash, accounts receivable, due from related parties, loans to employees, accounts payable, income tax payable, loans payable and due to related parties approximate their fair value due to the short-term nature of these instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates and the business operations are predominately in Chinese RMB.

China Education Resources Inc. (formerly China Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Expressed in U.S. Dollars)

15. FINANCIAL INSTRUMENTS (cont’d)

The financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and accounts receivable. Cash is on deposit at major financial institutions. Management is of the opinion that credit risk with respect to accounts receivable is limited due to the financial strength of the Company’s major customers and the monitoring of their financial condition to ensure collections and to minimize losses.

Two customers represent in excess of 10% of trade accounts receivable at December 31, 2004. Two customers represent in excess of 10% of total revenue at December 31, 2004.

16. SUBSEQUENT EVENTS

Subsequent to December 31, 2004, the following changes in issued share capital occurred:

[a]

On January 17, 2005, the Company completed a private placement for proceeds of $482,042. The private placement resulted in the issue of 1,048,655 common shares exercisable at $0.46 per common share and 524,327 warrants.

[b]

On February 15, 2005, the Company granted options to acquire 150,000 common shares to a consultant. These options are exercisable up to February 15, 2007 and vest over a period of 18 months, with one-quarter vesting on February 15, 2005, one-quarter after 6 months, one-quarter after 12 months and the balance after 18 months. The first 50,000 options are exercisable at $0.48 per common share. The second 50,000 options are exercisable at $0.72 per common share and the balance is exercisable at $0.96 per common share.

[c]

On February 15, 2005, the Company granted options to acquire 20,000 common shares to a director. The options are exercisable up to February 15, 2010 at $0.48 per common share and vest immediately.

[d]

On February 15, 2005, the Company granted options to acquire 100,000 common shares to a director. These options are exercisable up to February 15, 2010 at $0.60 per common share and vest over 18 months, with one third vesting after 6 months, one third vesting after 12 months and the balance after 18 months.

[e]

On February 15, 2005, the Company granted options to acquire 100,000 common shares to a consultant. These options are exercisable up to February 21, 2010 at $0.60 per common share and vest over a period of 18 months, with one-quarter vesting immediately, one-quarter after 6 months, one-quarter 12 months and the balance after 18 months.

China Education Resources Inc. (formerly China Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Expressed in U.S. Dollars)

16. SUBSEQUENT EVENTS (cont’d)

[f]

On February 21, 2005, the Company granted options to acquire 70,000 common shares to a consultant. These options are exercisable up to February 21, 2007 and will vest over a period of 18 months, with one-quarter vesting immediately, one-quarter after 6 months, one-quarter after 12 months and the balance after 18 months. The first 23,333 common shares are exercisable at $0.48 per common share. The second 23,333 common shares are exercisable at $0.72 per commons share and the balance is exercisable at $0.96 per common share.

17. SEGMENTED INFORMATION

The Company has one reporting segment.

The Company’s head office is located in Vancouver, British Columbia. The operations of the company are primarily in two geographic areas: Canada and China.

Segmented information by geographic areas is as follows for the year ended December 31, 2004:

	China	Canada	Total
	$	$	$

Revenue	6,541,351	—	6,541,351
Interest revenue	16,961	—	16,961
Gross profit	1,990,160	—	1,990,160
Interest expense	(103)	(46,389)	(46,492)
Income tax expense	(675,879)	—	(675,879)
Non-controlling interest	(98,000)	—	(98,000)
Income (loss) for the year	342,048	(903,869)	(561,821)
Amortization	(71,323)	(870)	(72,193)

Assets employed

Goodwill	3,609,053	—	3,609,053
Capital assets	427,589	1,578	429,167
Total assets	8,166,543	589,342	8,755,885

China Education Resources Inc. (formerly China Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Expressed in U.S. Dollars)

17. SEGMENTED INFORMATION (cont’d)

Segmented information by geographic areas is as follows for the year ended December 31, 2003:

	China	Canada	Total
	$	$	$

Revenues	5,936,434	—	5,936,434
Interest revenue	2,540	—	2,540
Gross profit	1,893,047	—	1,893,047
Interest expense	6,868	1,778	8,646
Income tax expense	17,395	—	17,395
Non-controlling interest	180,502	71,661	252,163
Income (loss) for the year	716,613	(867,542)	(150,929)
Amortization	82,970	6,500	89,470

Assets employed

Goodwill	3,224,744	—	3,224,744
Capital assets	162,089	344	162,433
Total assets	5,721,681	38,820	5,760,501

China Education Resources Inc. (formerly China Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Expressed in U.S. Dollars)

18. DIFFERENCES TO US GAAP

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which differ in certain material differences from accounting principles generally accepted in the United States (“US GAAP”) and the rules and regulations of the Securities and Exchange Commission. The only material difference between Canadian generally accepted accounting principles and accounting principles generally accepted in the United States and the rules and regulations of the Securities and Exchange Commission that would have an effect on the Company’s financial statements is summarized below.

Reconciliation of  consolidated statements of operations and deficit.

	2004 $	2003 $

Loss for the year (Canadian GAAP)	(561,821)	(150,929)
Recognition of investments in book and ESL projects as operating expenses (i)	(91,779)	(149,030)
Loss for the year (US GAAP)	(653,600)	(299,959)

Loss per share (Canadian and US GAAP)	(0.02)	(0.01)

Reconciliation of the balance sheet

	2004		2003
	Canadian GAAP $	US GAAP $	Canadian GAAP $	US GAAP $

Assets
Investments in book and ESL project (i)	240,809	-	149,030	-

Shareholders’ equity
Deficit	(17,299,404)	(17,540,213)	(16,737,583)	(16,866,613)

China Education Resources Inc. (formerly China Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Expressed in U.S. Dollars)

[i] Deferred development costs

Under Canadian GAAP certain development costs relating to investments in book and ESL projects can be deferred and amortized over the expected period of benefit. Under US GAAP these costs are charged to earnings as incurred.

[ii] Other Comprehensive Income:

US GAAP requires that a statement of comprehensive income be displayed with the same prominence as other financial statements and that the aggregate amount of comprehensive income excluding the deficit be disclosed separately in shareholders’ equity. Comprehensive income, which incorporates the net loss, includes all changes in shareholders equity during a period except those resulting from investments by and distributions to owners. There is currently no requirement to disclose comprehensive income under Canadian GAAP. The Company’s only other comprehensive income elements relates to the cumulative translation adjustment balance, which is disclosed on the face of the balance sheet.

[iii] Income tax

Under Canadian GAAP, future income tax assets are calculated based upon enacted or substantially enacted rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of deferred income taxes. This difference in GAAP did not have any effect on the financial position or results of operations of the Company for the years ended December 31, 2004 and 2003.

Recent accounting pronouncements

In December 2004, the FASB issued Statement of Financial Accounting Standard 123R “Share-Based Payment”, a revision of FAS 123. FAS 123R replaces existing requirements under FAS 123 and APB 25, and requires public companies to recognize the cost of employee services received in exchange for equity instruments, based on the grant date fair value of those instruments, with limited exceptions. FAS 123R also affects the pattern in which compensation cost is recognized, the accounting for employee share purchase plans, and the accounting for income tax effects of share based payment transactions. Early adoption is permitted in periods in which financial statements have not yet been issued. The Company is required to adopt FAS 123R in the third quarter of 2005. However, since the Company has been expensing in income in 2003 and 2004 the fair value of stock options granted, the Company does not expect a significant impact on the consolidated statement of loss, the financial condition or cash flows.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs an amendment of ARB No. 43, Chapter 4, which amends Chapter 4 of ARB No. 43 that deals with inventory pricing. The Statement clarifies the accounting for abnormal amounts of idle facility expenses, freight, handling costs, and spoilage. Under previous guidance, paragraph 5 of ARB No. 43, chapter 4, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs might be

China Education Resources Inc. (formerly China Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Expressed in U.S. Dollars)

considered to be so abnormal, under certain circumstances, as to require treatment as current period charges. This Statement eliminates the criterion of “so abnormal” and requires that those items be recognized as current period charges. Also, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, although earlier application is permitted for fiscal years beginning after the date of issuance of this Statement. Retroactive application is not permitted. Management is analyzing the requirements of this new Statement and believes that its adoption will not have any significant impact on the Company’s financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets an amendment of APB No. 29. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. Management is analyzing the requirements of this new Statement and believes that its adoption will not have any significant impact on the Company’s financial position, results of operations or cash flows.

ITEM 18. FINANCIAL STATEMENTS

Not Applicable

ITEM 19.  EXHIBITS

Exhibit Number	Description
1.1	Certificate of change of name for the Company issued July 26, 2000 by the British Columbia Registrar of Companies.
1.2	Special resolution of Copper Mountain Mines Ltd. passed July 20, 2000 changing its name to “China Ventures Inc.”
1.3	Memorandum of the Company (altered by special resolution passed July 20, 2000)
1.4	Order of the Supreme Court of British Columbia dated July 24, 2000 regarding the plan of arrangement and a copy of the plan
1.5	Amendment to the plan of arrangement
1.6	Certificate of amalgamation for Copper Mountain Mines Ltd. issued March 31, 2000 by the British Columbia Registrar of Companies
1.7	Arrangement agreement between International Skyline Gold Corporation, 588056 BC Ltd. and Copper Mountain Mines, Ltd. dated February 24, 2000
1.8	Articles of Copper Mountain Mines Ltd. (now articles of China Education Resources Inc.)
1.9	Articles of Amendment effecting name change to China Education Resources Inc. and 5-for-1 common share consolidation
4.1	Indemnity to William H.C. Chang dated September 25, 2000. Indemnity to Chengfeng Zhou dated April 17, 2000 and indemnity to Ronald C. Shon dated April 17, 2000
4.2	Incentive stock option plan of Copper Mountain Mines Ltd. dated March 31, 2000
4.3	Incentive stock option plan dated August 17, 2000
4.4	Amended incentive stock option plan dated February 21, 2003
4.5	Share Purchase Agreement dated July 20, 2000 among CEN China Education Network Ltd. and China Ventures Inc. (now China Education Resources Inc.) (TO BE FILED BY AMENDMENT)
4.6	Assumption, Amending and Confirmation Agreement between Copper Mountain Mines Ltd. and CEN China Education Network Ltd.
4.7	Share Purchase Agreement dated June 9, 2002 among China Ventures Inc. (now China Education Resources Inc.), CEN Smart Networks Ltd., Chengbo Science & Trade Co., and Beijing Sky-Land Culture Ltd.
4.9

Share Purchase Agreement dated September 6, 2003 among China Ventures Inc. (now China Education Resources Inc.), CEN Smart Networks Ltd., Northern Education Book Ltd., Ansheng Zeng, Xiaodoong Gao, Chenggang Zhou,  Cuiping Zhaung and Liping Cai

4.10	Financial Advisory and Investment Banking Agreement between vFinance and China Ventures Inc. (now China Education Resources Inc.) dated April 5, 2004
4.12	Agreement between Today’s Teacher Technology and Culture Ltd. and Equipment Division, Department of Education (Sichuan) dated January 9, 2003
4.13	Entrustment Letter between Today’s Teacher Technology and Culture Ltd., as trustee, and The Project Team of the Key Research Project dated April 2, 2003
4.14	Cooperation Agreement between Anhui Guoxun Education, Science and Technology Limited and Today’s Teacher Technology and Culture Ltd. dated August 11, 2003
4.15	Cooperation Agreement between Zhongshang Xinhua Books Networks Co., Ltd. and Technology Limited and Today’s Teacher Technology and Culture Ltd. dated November 4, 2003
4.16	Print Rights Agreement between InternetESL.com and China Ventures (now China Education Resources Inc.) dated January 23, 2003
4.17	Agreement between Today’s Teacher Technology and Shanghai Teachers Training Centre dated March 13, 2003
4.18	Agreement between Zhongshang Xinhua Books Networks Co. and Today’s Teacher Technology
4.19	Promissory Note for $500,000 payable to Wild Coyote Securities
4.20

Share Purchase Agreement dated December 16, 2004 among China Ventures Inc. (now China Education Resources Inc.), CEN Smart Networks Ltd., Ansheng Zeng, , Beijing Chengbo Science & Trading Co. Ltd. (Beijing), Mu Weiguo, and Wang Tieying..

4.21	Agreement between Yang Sigen and Today’s Teachers Technology and Culture Ltd. (TTTC) dated March 9, 2005
4.22	Co-operation agreement between Today’s Teachers Technology and Culture Ltd. (TTTC) on the Basic Education Curriculum Development Centre of the Ministry of Education dated May 30, 2005
21.1	List of Subsidiaries
23.1	Consent of Ernst & Young LLP