Form 20-F
period 2006-12-31
China Education Resources Inc.
filed 2007-05-31
CIK 1299878

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

Commission file number_____________________________

OR

[     ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring the shell company report _____________________________

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

Not Applicable_____________________________________________________________________

(Title of Class)

Indicate the number of outstanding shares of each of the Registrant’s classes of capital of common stock as of May 25, 2007,  37,923,483 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes

No X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes

No X

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Item 17    X

Item 18 _____

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ____

No ____

Not Applicable

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

Our limited operating history and history of losses;

Our need for cash flow from our operations and need for additional capital to expand our operations;

Our dependence on key personnel, the Ministry of Education and various Provincial and Municipal Education Commissions, authors and national experts and printing companies in China.

Risks involving development of products and services for the Chinese educational market;

Risks related to the development of our educational internet portal and acceptance of our internet portal by the Ministry of Education;

Our ability to compete effectively with competitors that have greater financial, marketing and other resources;

Our ability to manage our planned growth and integrate new business opportunities into our existing operations;

Our ability to protect our intellectual property rights and proprietary products;

Risks related to government regulation of the Chinese educational system and the distribution of textbooks;

Risks related to economic and political factors that could affect the Chinese educational markets for our products and services;

Our dependence on, national experts, teachers, developers of our educational and training materials; and

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

NOTICE TO READERS

Effective December 16, 2004, we changed our name from China Ventures Inc. to China Education Resources Inc. and effected a five (old) for one (new) share consolidation of our issued and outstanding common shares.  Immediately prior to the share consolidation, we had 152,902,460 common shares issued and outstanding.  After giving effect to the share consolidation, our issued and outstanding common shares consisted of 30,580,492 shares.  Fractional shares were rounded down to nearest whole share.  Information contained in this registration statement gives retroactive effect to the share consolidation.  As of May 25, 2007, our issued and outstanding common shares consisted of 37,923,483 shares.

Our financial statements have been prepared in accordance with Canadian GAAP, which differs in certain significant respects from U.S. GAAP, and are stated in United States Dollars.  Financial information should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this Registration Statement for the years ended December 31, 2006, 2005 and 2004.

All the numbers are presented in US Dollars except where otherwise noted.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.

Directors and senior management

As of May 25, 2007, the members of our Board of Directors are as follows:

Name	Position	Business Address
C.F. Zhou	Director	1118 Cathedral Place, 925 West Georgia Street Vancouver, British Columbia V6C 3L2
Ronald Shon	Director	1118 Cathedral Place, 925 West Georgia Street Vancouver, British Columbia V6C 3L2
Wang Li	Director	10th floor, Prime Tower 22 Chaoyangmen Wai Dajie Beijing 100020 PR China
William Calvin	Director	700-250 Howe Street Vancouver, BC V6C 3S7
Jeffrey Munks	Director	1840 Laguna Del Campo Templeton, CA 93465

As of October 31, 2006 the names and titles of our senior officers are as follows:

Name	Titles	Business Address
C.F. Zhou	Chairman and Chief Executive Officer	1118 Cathedral Place, 925 West Georgia Street Vancouver, British Columbia V6C 3L2
Ronald Shon	President	1118 Cathedral Place, 925 West Georgia Street Vancouver, British Columbia V6C 3L2
Kathryn Witter	Chief Financial Officer	1118 Cathedral Place, 925 West Georgia Street Vancouver, British Columbia V6C 3L2

See “Item 6.  Directors, Senior Management and Employees” for additional information.

B.

Advisors

Our principal legal advisors in Canada is Fraser Milner Casgrain LLP.

Our principal legal advisor in the United States is Dorsey & Whitney LLP.

C.

Auditors

Ernst & Young LLP, Chartered Accountants, of 700 West Georgia Street, Vancouver, British Columbia, Canada, have served as our independent auditors for the years ended December 31, 2006, 2005 and 2004.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

We, China Education Resources Inc., historically were focused primarily on the distribution and development of educational and training materials in China.  Through our subsidiaries in China, CEN Smart Networks Ltd. (“CEN Smart”) and Today’s Teachers Technology & Culture Ltd. (“TTTC”), we began in 2006 transitioning out of our traditional textbook distribution business and began focusing all of our efforts and resources on the development of an education internet portal to provide educational content, resources and training programs to its users.

Since 2000, the Chinese government has been implementing policy reform to change the education system from one of memory learning to a more individualized creative approach.  We realized that the reform would create demand for new curriculum, updated textbooks and educational tools. In 2003, we began developing our internet portal, www.CERSP.com, which is designed to be a central resource for educational materials accessible to all key groups in the education sector – teachers, students, administrators and parents.  The internet portal is designed to enable these groups to access the new curriculum endorsed by the Ministry of Education and created by various levels of government and leading academic experts.

This curriculum reform is being mandated by the Ministry of Education and executed through its Curriculum Development Center (“CDC”), the leading authority for curriculum development for the kindergarten to grade 12 segment.

Our internet portal is being co-developed by us and the CDC.

Our corporate objective is to own and operate the leading education internet portal in China.

We are a corporation organized under the predecessor to and governed by the Business Corporations Act of British Columbia.

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

A.

Selected Financial Data

The following selected financial data, except for the financial data prepared for 2002 and 2003, are derived from our consolidated financial statements, stated in US Dollars (see “Currency and Exchange Rates”) and are prepared in accordance with  Canadian generally accepted accounting principals (“Canadian GAAP”) including the consolidated financial statements for the years ended December 31, 2006, 2005 and 2004 which have been audited by Ernst & Young LLP, an independent registered public accounting firm.  Ernst & Young LLP’s report on the consolidated financial statements for the years ended December 31, 2006, 2005 and 2004, which appears elsewhere herein, includes an explanatory paragraph which describes an uncertainty about our ability to continue as a going concern.  Management has prepared the information and comparisons for 2002 and 2003 from the consolidated financial statements for the years ended December 31, 2003 and 2002 which are not included in this document.  The consolidated financial statements for December 31, 2003 and 2002 were audited by another independent registered public accounting firm, however the selected financial data for 2003 and 2002 included in the tables below and their U.S. GAAP comparisons have not been audited.  The data should be read in conjunction with the consolidated financial statements, related notes, and other financial information including management’s discussion and analysis of results of operations and liquidity and capital resources under “Item 5. Operating and Financial Review and Prospects”.

Unless otherwise indicated, there are no material differences between the selected financial data presented below under Canadian GAAP and U.S. GAAP.

Canadian GAAP		Years Ended December 31
(In $000’s except per share)	2006	2005	2004	2003	2002
Income Statement Data:
Revenue
Sales	$ 1,435.6	$ 6,016.6	$ 4,511.3	$ 4,339.2	$ 2,010.5
Cost of Sales	1,210.0	3,521.7	2,977.7	2,815.8	1,029.6
Gross Profit	225.6	2,494.9	1,533.6	1,523.4	980.9
Expenses	3,195.1	1,773.1	1,469.2	1,668.7	1,034.9
Net loss from continuing operations	(2,812.8)	(334.4)	(734.4)	(492.0)	(846.5)
Net loss for the year	(2,568.4)	(710.4)	(1,143.1)	(150.9)	(779.8)

Loss per share from continuing operations	(0.0762)	(0.0104)	(0.0248)	(0.0173)	(0.0334)
Net loss per share	(0.0696)	(0.0220)	(0.0386)	(0.0053)	(0.0307)

Weighted number of shares outstanding	36,886,587	32,290,264	29,635,670	28,390,098	25,370,366

US GAAP		Years Ended December 31
(In $000’s except per share)	2006	2005	2004	2003	2002
Income Statement Data:
Revenue
Sales	$ 1,435.6	$ 6,016.6	$ 4,511.3	$ 4,339.2	$ 2,010.5
Cost of Sales	1,210.0	3,521.7	2,977.7	2,815.8	1,029.6
Gross Profit	225.6	2,494.9	1,533.6	1,523.4	980.9
Expenses	3,312.1	1,518.3	1,564.6	1,668.7	1,034.9
Net loss from continuing operations	(2,929.8)	(383.5)	(829.8)	(492.0)	(846.5)
Net loss for the year	(2,481.6)	(685.3)	(1,280.9)	(289.4)	(779.8)

Loss per share from continuing operations	(0.0794)	(0.0119)	(0.028)	(0.0173)	(0.0334)
Net loss per share	(0.0672)	(0.0212)	(0.0432)	(0.0102)	(0.0307)

Weighted number of shares outstanding	36,886,587	32,290,264	29,635,670	28,390,098	25,370,366

Canadian GAAP	As at
	December 31
(In $000’s except per share)	2006	2005	2004	2003	2002
Balance Sheet Data
Current Assets	$ 3,207.4	$ 5,075.0	$ 4,416.7	$ 2,179.0	$ 629.7
Current Liabilities	3,428.1	4,837.8	4,271.0	1,299.3	1,615.5
Working Capital (Deficiency)	(220.7)	237.2	145.5	879.7	(985.8)
Total Assets	9,890.6	11,899.0	8,755.9	5,760.5	3,249.1

Long Term Obligations	477.9	485.8	95.8	60.0	236.6
Share Capital	25,886.2	23,788.7	21,261.7	20,047.0	17,705.3
Net Assets	5,851.9	5,797.2	3,709.3	3,847.8	1,118.7
Number of Shares Outstanding	37,923,483	35,421,585	30,580,492	28,390,098	25,370,366

U.S. GAAP	As at
	December 31
(In $000’s except per share)	2006	2005	2004	2003	2002
Balance Sheet Data
Current Assets	$ 3,207.4.7	$ 5,075.0	$ 4,416.7	$ 2,179.0	$ 629.7
Current Liabilities	3,428.1	4,837.8	4,271.0	1,299.3	1,615.5
Working Capital (Deficiency)	(220.7)	237.2	145.5	879.7	(985.8)
Total Assets	9,616.6	11,587.5	8,442.8	5,611.5	3,249.1

Long Term Obligations	409.4	452.1	77.7	60.0	236.6
Share Capital	25,886.2	23,788.7	21,261.7	20,047.0	17,705.3
Net Assets	5,682.9	5,541.4	3,432.9	3,709.3	1,118.7
Number of Shares Outstanding	37,923,483	35,421,585	30,580,492	28,390,098	25,370,366

CURRENCY AND EXCHANGE RATES

The table below sets out the average exchange rates for one United States dollar (“US$”) expressed in terms of Canadian dollars (“CDN$”) (based on the average of the published exchange rates from the Bank of Canada (www.bankofcanada.ca) for such periods) for the following periods.

Years Ended

	2006	2005	2004	2003	2002
Average for the period	1.13409	1.2116	1.3015	1.4015	1.5704

The table below sets out the high and low exchange rates for one United States dollar (“US$”) expressed in terms of Canadian dollars (“CDN$”) for each of the following months.

	Jan. 2006	Feb. 2006	March 2006	April 2006	May 2006	June 2006	July 2006	August 2006	Sept. 2006	Oct. 2006	Nov. 2006	Dec. 2006

Low for the period	1.1372	1.1352	1.1299	1.1162	1.0948	1.0963	1.1052	1.1040	1.1035	1.1141	1.1256	1.1138
High for the period	1.1794	1.1614	1.1747	1.177	1.1275	1.129	1.1459	1.1373	1.1289	1.1415	1.1495	1.1670
	Jan. 2007	Feb. 2007	March 2007	April 2007
Low for the period	1.1732	1.1683	1.166	1.1319
High for the period	1.1789	1.1735	1.1709	1.1371

Exchange rates are based upon Bank of Canada (www.bankofcanada.ca) published rates for the conversion of United States dollars into Canadian dollars.  The closing rate of exchange on December 31, 2005 for the conversion of United States dollars into Canadian dollars was CDN $1.1659 and as at December 31, 2006 was CDN $1.1654 and as at the date of this document May 25, 2007 the rate was CDN $1.0794

B.

Capitalization and indebtedness

The following table sets forth our consolidated capitalization under Canadian GAAP and in U.S. dollars as at December 31, 2006 and March 31, 2007:

	March 31, 2007	December 31, 2006

Short-term debt	US$ 3,511,636	US$ 3,428,111
Long-term unsecured debt (including non-controlling interest)	601,715	610,573
Total indebtedness	3,989,550	3,906,025
Shareholders’ equity
Share capital – Common Shares	25,886,237	25,886,237

Contributed surplus	1,077,978	999,965

Deficit accumulated	(21,594,964)	(21,159,494)

Total shareholders’ equity	5,519,880	5,851,892

Total capitalization at net book value	9,633,231	9,890,576

Number of shares issued (weighted average)	37,923,483	36,886,587

C.

Reasons for the offer and use of proceeds.

Not Applicable.

D.

Risk factors

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

We have incurred a net loss of $2,568,387 for the year ended December 31, 2006 [2005 – $710,423] and at December 31, 2006 have an accumulated deficit of $21,159,494 [2005 - $18,591,107]. Our future business plan focuses on the further development and operation of an internet education internet portal. Our ability to continue as a going concern is in substantial doubt and is dependant upon maintaining the successful completion of the development of our internet education portal, achieving acceptance and a profitable level of operations for the internet education portal and on our ability to obtain necessary financing to fund our future business plan. The outcome of these matters cannot be predicted at this time. The financial statements do not include adjustments to the accounts and classifications of assets and liabilities that might be necessary should the company be unable to continue its operations.

We have historically incurred losses as evidenced by the consolidated statements of operations contained herein.   We incurred losses from operations of $2,568,387, $710,423, and $1,143,101 for the fiscal years ended December 31, 2006, 2005 and 2004, respectively.  As of December 31, 2006, December 31, 2005, and December 31, 2004, we had a net loss from operations of $21,159,494 and $18,591,107 and $17,880,684, respectively.

Our efforts to date have been focused on the development of CERSP, our web-based education internet portal in China, and maintaining the distribution of our textbooks in China.  We do not expect to be profitable until we can generate sufficient revenue from this project.  We may incur additional losses during the year ending December 31, 2007, and beyond.

We depend upon our subsidiaries in China and their affiliates to conduct our business in China.

In the Chinese education industry, contracts are not often made with non-Chinese entities.  As a result, China Education Resources Inc., does not directly own or operate certain of our material assets, nor are we a party to many of the contracts described in this registration statement.  TTTC has sold educational products to education commissions in China for the past 12 years and has an established reputation as a provider of quality educational products.  We believe that the Ministry of Education and the various Provincial Education Commissions prefer to contract with Chinese companies in the industry of education.  As a result, our material agreements in China are entered into by our Chinese subsidiaries and all of our Chinese operations are conducted by our Chinese subsidiaries.  All of our revenue is derived from our Chinese subsidiaries, and our success is substantially dependent on the skill and experience of our subsidiaries.

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

We are committed to developing CERSP, our web-based educational internet portal and continuing to transition out of our traditional textbook business.  We anticipate that we will require additional funding to finance the expansion of our operations.  We estimate that we will invest approximately CDN $5,000,000 - $10,000,000 developing CERSP over the next three years.  We have spent US $2,644,210 as at December 31, 2006 in website development costs.

In the past, we have funded our operations internally and through equity financing.  We raised gross proceeds of $1,939,944 in cash by issuing common shares during the year ended December 31, 2006, $2,720,077 in cash by issuing common shares during the year ended December 31, 2005, and $632,760 in cash by issuing common shares during the year ended December 31, 2004.  We anticipate that we will be dependent upon continued access to financing sources to meet our capital requirements. We cannot make any assurance financing will be available on commercially reasonably terms, if at all.  The result of any such financings may be to substantially dilute the holdings of shareholders and could have a negative impact on the market price of our common stock.

We have a narrow product range and our business would suffer if our products become obsolete or consumption of them decreases.

Currently we derive a significant portion of our net sales from the sales of textbooks, educational materials and examination guides targeted at grades 1-12 in China.  We have developed textbooks for narrowly focused subjects such as Psychology, Ecology, Information Technology and Kindergarten curriculum.  Therefore, we are currently substantially dependent upon the sale of books to these markets.  Our business would suffer if consumption of these products decreased, if these products became obsolete or if competitors develop similar products.  Our business could be adversely affected by factors such as changes in the funding of large institutional users of books such as elementary, middle and high schools.

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

Our success depends on the management skills of C.F. Zhou, our C.E.O and Chairman, and Guan Hai, our President of TTTC, and the relationships they have with government officials, educators, administrators and other business contacts they have in China.  We also depend on successfully recruiting and retaining highly skilled and experienced authors, teachers, managers, sales persons and other personnel who can function effectively in China.  In some cases, the market for these skilled employees is highly competitive.  We may not be able to retain or recruit such personnel, which could materially adversely affect our business, prospects and financial condition.

We do not maintain key persons insurance on these individuals.  The loss of either C.F. Zhou or Guan Hai will delay our ability to implement our business plan and will materially adversely affect our business.

We have only begun the process of developing the technology for our new web-based educational internet portal that will allow us to provide electronic delivery of information via the Internet.

We are in the process of developing our new web-based educational internet portal.  We have not yet developed all of the technology that we have planned for the internet portal.  We may face the following technical and security concerns in developing our internet portal:

corruption of content with viruses or other means;

safety of end users computer systems;

ability to deliver our products in a timely and consistent manner;  and lack of an adequate payment mechanism through which our customers can pay us.

We are continually developing and monitoring software and systems to address such technical and security concerns, we cannot guarantee that we will complete such additional development in a timely and efficient manner.  If our systems are ineffective, we may be unable to effectively protect our new web-based educational internet portal, which we believe is a critical component to our business and growth strategy.

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

Our success depends upon the knowledge and experience of our management and technical personnel and our ability to market our existing products and to develop new products. We have adequately protected our proprietary technology, and we will take all appropriate and reasonable legal measures to protect it. A competitor's use of our processes could have a material adverse effect on our business, financial condition and results of operations.

Others may bring defamation and infringement actions against us, which could be time-consuming, difficult and expensive to defend.

As a distributor and developer of textbooks and related educational materials, we face potential liability for negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials that we publish or distribute.  Any claims could result in us incurring significant costs to investigate and defend.  We do not carry general liability insurance that would cover any potential or actual claims.

The launch of any suit against us or any of our affiliates, successful or unsuccessful, could require us to suspend or discontinue the distribution of textbooks and other materials or require us to allocate resources to investigating or defending claims.

We depend upon the acquisition and maintenance of numerous licenses to conduct our business in China.

We are dependent upon numerous licenses in China, including, without limitation, general business licenses, and  an education service provider license to conduct our business.  While we believe that all steps necessary to maintain these licenses have been taken and will be taken, the loss or failure to obtain renewals of these licenses will have a material adverse impact on our business and financial condition.

Our growth may be inhibited by the inability of potential customers to fund purchases of our products and services.

Many Chinese schools, especially those in rural areas, do not have sufficient funds to purchase textbooks, educational materials or computers to use our web-based educational internet portal.  In addition, provincial and local Chinese governments may not have the funds to support the implementation of a curriculum using our educational products.  Accordingly, we may not be able to sell our products and services to schools in certain areas of China until they are able to procure the necessary funding, which may substantially inhibit our growth.

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

Many of our competitors are better capitalized, more experienced, and have deeper ties in the Chinese educational market place.  We may be unsuccessful in our attempts to compete and gain market share in the educational training and supplemental material markets which would have a material adverse impact on our business and financial conditions.

We are a foreign corporation and most of our officers and directors are resident outside the United States, which could make it difficult for you to effect service of process or enforce a judgment by a U.S. court.

China Education Resources Inc. is incorporated under the laws of the Province of British Columbia, Canada and most of our directors and officers are residents in jurisdictions outside the United States.  Consequently, it may be difficult for United States investors to effect service of process within the United States upon us or upon our directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the laws of the United States.  A judgment of a U.S. court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter.  A judgment of a U.S. court predicated solely upon such civil liabilities may not be enforceable in China by a Chinese court.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

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

An outbreak of Severe Acute Respiratory Syndrome (“SARS”) or Avian Flu may adversely affect our results of operations.

 Recently, the Avian Flu has been reported in several Asian countries.  In March 2003, Guangdong Province of China, Hong Kong, Singapore, Taiwan and several other Asian countries encountered an outbreak of SARS, a highly contagious form of atypical pneumonia.  In the future, if any of our employees or students is suspected to have contracted SARS or Avian Flu, under certain circumstances such employees, students and affected areas of our premises may have to be quarantined.  As a result, we may have to temporarily suspend all or part of our operations.  Furthermore, a future outbreak of SARS or Avian Flu may negatively impact our ability to effectively market our products and services.  We cannot rule out the possibility of a future outbreak or predict the effect any such future outbreak could have on our business.

Regulation of the Internet by the Chinese government could affect our ability to operate in China as well as our profitability.

China regulates its Internet sector by making pronouncements or enacting regulations regarding the legality of foreign investment in the Chinese Internet sector and the existence and enforcement of content restrictions on the Internet.  Our web-based educational internet portal initiative must comply with Chinese laws and regulation.  There are, however, substantial uncertainties regarding the proper interpretation of current Chinese Internet laws and regulations.

Issues, risks and uncertainties relating to Chinese government regulation of the Chinese Internet sector include, without limitation, a prohibition of foreign investment in businesses providing value added telecommunication services including computer information services or electronic mailbox services, may be applied to Internet related businesses which would adversely affect our web-based educational internet portal. Some officials of the Ministry of Information have taken the position that foreign investment in the Internet sector is prohibited.

The Ministry of Information has stated that it intends to adopt new laws or regulations governing foreign investment in the Chinese Internet sector in the near future. If these new laws or regulations forbid foreign investment in the Internet sector, they could severely impair our business.

The Ministry of Information has stated that the activities of Internet content providers are also subject to regulations by various Chinese government authorities, depending on the specific activities conducted by the Internet content provider. Areas of regulation may include online advertising and online news reporting. In addition, the new laws and regulations may require various Chinese government approvals for securities offering by companies engaged in the Internet sector in China.

The interpretation and application of existing Chinese laws and regulations, the stated position of the Ministry of Information and the possible new laws or regulations have created substantial uncertainties regarding the legality of existing and future foreign investment in the Internet sector, and the business activities of Chinese Internet businesses, including our business.

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

levying fines;

revoking our business and other licenses;

requiring that we restructure our ownership or operations; and

requiring that we discontinue any portion or all of our Internet related business.

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

There can be no assurance that the Yuan relative to other currencies will not be volatile or that there will be no devaluation of the Yuan against other foreign currencies, including the U.S. dollar.  We do not currently engage in currency hedging transactions to manage currency exchange risks.

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

We do not carry fire, theft or liability insurance.

Due to budgetary concern and the nature of our business and assets, our management has determined not to maintain fire, theft or liability insurance at this time. There can be no assurance that any insurance coverage will be available to us in the future to cover losses or liability should we determine to obtain such insurance.  Should any of these events occur (fire or theft), we may suffer substantial losses in the absence of insurance.

A significant amount of our common stock is reserved for issuance upon the exercise or conversion of outstanding securities; the issuance of such stock could significantly dilute the percentage ownership of our stock by existing stockholders and depress the market value of our stock.

As of May 25, 2007, we had the following convertible securities outstanding:

•

3,174,000 options to purchase our common stock with weighted average exercise prices ranging from US $0.56 to US $0.78.

•

499,897 warrants to purchase our common stock with an exercise prices ranging from US $0.58 to US $0.94.

If the holders of these instruments convert them into our common stock, it will dilute the percentage ownership interest of current shareholders. It may also depress the price of our common stock, which may cause investors or lenders to reconsider investing in us and thus adversely affect our financing efforts.

Our operating results have fluctuated and may continue to fluctuate widely.

Our business is a seasonal business with the bulk of the revenues occurring in the 3rd and 4th quarters as students commence the new school term. Quarterly and annual operating results have varied widely in the past and may continue to do so in the future.  Fluctuations in quarterly and annual results may adversely impact management's ability to accurately project the available revenue necessary for growing sales and revenue and continued development of our education internet portal through internal funding.  Because we have a limited operating history and future operating results may be below the expectations of securities analysts and investors, the market price of our common stock may decline.

We have never paid cash dividends and are not likely to do so in the foreseeable future.

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

The market price of our common stock could fluctuate substantially due to a variety of factors, including market perception of our ability to achieve our planned growth, quarterly operating results of other industry related companies, trading volume in our common stock, changes in general conditions in the economy and the financial markets or other developments affecting our competitors or us. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their operating performance and could have the same effect on our common stock.

Broker-dealers may be discouraged from effecting transactions in our shares because they are considered a penny stock and are subject to the penny stock rules.

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving “a penny stock.”  Subject to certain exceptions, a penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share.  The market price of our shares over the year ended December 31, 2006 ranged between $0.51 CDN and $2.20 CDN and our shares are deemed penny stock for the purposes of the Exchange Act.  The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

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

Our ability to continue as a going concern is currently dependant upon the profitability of the traditional textbook business and future revenue from out internet portal, if any.

Our future business plan includes focusing our operation of an education internet portal, as well as maintaining our traditional education textbook business.  We have determined that we will not create new titles in our traditional textbook business nor update our existing titles as we transition to solely generate our revenues from our internet education portal.  Our ability to continue as a going concern is dependant upon our maintaining profitability of our traditional education textbook business until we are able to successfully deploy our education internet portal, achieving acceptance and a profitable level of operations for the education internet portal and our ability to obtain necessary financing to fund our future business plan.  The outcome of these matters cannot be predicted at this time.

If we are not able to continually enhance our online programs, services and products and adapt them to rapid technological changes and market needs, we may lose market share and our business could be adversely affected.

Rapid growth in the use of the Internet is a recent occurrence, and the market for internet-based programs, services and products is characterized by rapid technological changes and innovation, unpredictable product life cycles and user preferences.  We have no experience with generating revenues from online programs, services and products and their results are largely uncertain.  We must quickly modify our programs, services and products to adapt to changing needs and preferences, technological advances and evolving internet practices.  Ongoing enhancement of our online offerings and related technology may entail significant expense and technical risk.  We may use new technologies ineffectively or fail to adapt our online products or services and related technology on a timely and cost effective basis.  If our improvements to our online offerings and the related technology are delayed, result in systems interruptions or are not aligned with market expectations or preferences, we may lose market share and our business could be adversely affected.

Capacity constraints or system disruptions to our computer systems or websites could damage our reputation and limit our ability to retain and/or increase our users.

The performance and reliability of our online program infrastructure is critical to our reputation and ability to retain and increase users.  Any system error or failure, or a sudden and significant increase in traffic, could result in the difficulty of accessing our internet portal by our users or unavailability of our online programs.  We cannot assure you that we will be able to expand our online program infrastructure on a timely basis sufficient to meet demand for such programs.  Our computer systems and operations could be vulnerable to interruption or malfunction due to events beyond our control, including natural disasters and telecommunication failures.  Any interruption to our computer systems or operations could have a material adverse effect on our ability to retain and increase users.

If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

We will be subject to reporting obligations under the U.S. securities laws.  The Securities and Exchange Commission, or the SEC, as required by Section  404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting.  In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting.  Our management may conclude that our internal controls over our financial reporting are not effective.  Moreover, even if our management concludes that our internal controls over our financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.  Our reporting obligations as a registered company will place significant strain on our management, operational and financial resources and systems for the foreseeable future.

ITEM 4. INFORMATION ON THE COMPANY

We, China Education Resources Inc., are focused primarily on the distribution and development of educational material, training, resources and services in China.  While initially entering the market through the distribution of textbooks in a traditional manner, the Company saw the changing direction of the Chinese education market and its needs, this led to the development of an educational resource and services internet portal www.cersp.com.  Our corporate objective is to own and operate the leading educational internet portal in China.  Our main target market is the schools, administrators, parents, students and teachers from kindergarten to grade 12 in China.

A.

History and Development of our Company

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

Our Material Business and Corporate Acquisitions

We are involved in the development and distribution of educational products and related services in China.  We have been operating in China since 1997 and until 2002 managed businesses in education, technology and mining.  In 2002, we refocused our strategic efforts in China on niche markets in the education sector where we could establish a competitive advantage by developing products and services for underserved markets.  Consequently, during fiscal 2002, we elected to wind down our operations in the mining sector and concentrate on the education sector with the acquisition of 90% of CEN Smart and through CEN Smart the subsequent acquisition of 70% of TTTC and 80% acquisition of NEB, companies all of which were established in the education sector in China.  The major events or conditions that have influenced the general development of our business over the last three financial years are described below.

Acquisition, Investments and Dispositions in 2004

On September 23, 2004, we, through CEN Smart, acquired an additional 17% interest in TTTC from a group of shareholders, increasing our effective ownership interest to 78.3%.  We issued 400,000 common shares, valued at $0.52 per share, for the additional 17% interest in TTTC.

Acquisitions, Investments and Dispositions in 2005

The Company made no acquisitions, investments or dispositions during 2005.

Acquisitions, Investments and Dispositions in 2006

On April 25, 2006, the Company reached an agreement to sell a subsidiary, NEB for $1.07 million (C$1.2 million).  The Company received cash of $750,269 (C$830,195) which included part of the proceeds of $722,981 (C$800,000) and interest revenue of $27,288 (C$30,195).  The remaining proceeds comprise a one year promissory note of $351,930 (C$400,000).  The Company has provided a full allowance against the balance of the unpaid proceeds of $351,930 as its collection is uncertain. As at April 25, 2006, the assets disposed of consisted primarily of inventories, investment in book projects and equipment.  The majority of the liabilities were tax expenses.  The gain on sale of NEB was $280,296.

On September 30, 2006, our subsidiary CEN Smart acquired the remaining 13% interest of TTTC held by the China Education Association.  Under the terms of the purchase we are required to pay an aggregate of $99,788 [RMB 790,000] cash payable over four years with $25,263 [RMB 200,000] paid in March 2007, $25,263 [RMB 200,000] due on or before December 31, 2007, $25,262 [RMB 200,000] due on or before December 31, 2008 and $24,000 [RMB 190,000] due on or before December 31, 2009. The cash payment after discounting at 10% over the payment term was $87,140.  After this acquisition, we effectively hold a 90% interest in our subsidiary TTTC.

As a part of the purchase agreement, the Company was also discharged from the non-controlling interest shareholder’s share of earnings of TTTC accumulated from prior years totaling $357,018.

Business Overview

Overview

We are focused primarily on the distribution and development of educational, training and resource materials for the kindergarten to grade 12 market in China.  In 2002, Chinese consumers spent more than $40 billion on education.  According to the most recent information available to us, Eduventures.com, a United States based research firm, had forecasted education spending will climb to $90 billion in 2005.  This information is contained in a report dated February 2001, entitled “Education is the Import that China Really Wants.”  The report is an overview of the education market, and explores the Chinese government’s commitment in the education sector.  Our main target market is the kindergarten to grade 12 markets in China.

We, through our subsidiaries in China, CEN Smart and TTTC, initially developed Psychology, Information Technology, Kindergarten and ESL textbook materials according to provincial and national curriculum standards.  Currently, substantially all of our revenues are derived from our interests in TTTC and its traditional textbook distribution business.  Our cash flow and financial condition is dependent on TTTC.

In addition, we have developed and continue to develop an education resources internet portal targeted at the kindergarten to grade 12 sector.  We plan to commercialize this web-based educational resources internet portal, we refer to as CERSP.  The CERSP internet portal can be accessed at www.cersp.com (China Education Resources and Services Platform).  When fully launched, CERSP is expected to provide a wide variety of products and services targeted at the kindergarten to grade 12 market in China.  CERSP is an interactive system designed to collaborate with the sectors of education, publishing, and distribution to provide school administrators, schools, students, teachers and parents with quality products and solutions in a real-time operation.

We plan to earn revenue from teacher training, student tutorials, online development and sale of textbooks and supplemental materials, and advertising.  Currently, our CERSP internet portal is in development, but we have earned limited revenue from the internet portal at the date of this registration statement.  We do not anticipate that we will begin to earn any significant revenues from the services that we offer until we have fully tested and evaluated the internet portal; the internet portal has gained market acceptance and is used by teachers, students and school administrators; the internet portal has been approved by the education authorities and we have sufficient financing for limited deployment of the internet portal and to fund the working capital requirements of operating the internet portal.  We do not anticipate that we will earn significant revenues from our CERSP internet portal until the second half of 2007, if at all.

Historically growth has been primarily through acquisitions of established companies operating in China, and we may make additional acquisitions in the future.

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

The Chinese central government, through the Ministry of Education, manages education in China at a macro level, responsible for carrying out related laws, regulations, guidelines and policies of the central government; planning development of the education sector; integrating and coordinating educational initiatives and programs nationwide; maneuvering and guiding education reform countrywide.  To a large degree, the provincial governments are left to implement basic education through development of teaching plans to supplement the required coursework from the central Ministry of Education and the funding of basic education in poorer areas.  Provincial level governments have the main responsibilities for implementing basic education on a day to day basis.  China has set up an education system with government as the major investor and social partners as co-investors.

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

Continue Development.  Devotion to educational development so that the public will have access to high-quality education.  Consider the sustainable development of education as well as the cohesive development between education and economy and society.

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

Rural Area Educational Development:  The comprehensive educational reform in rural areas will be deepened and the new management system with the county-level government as the main management body will be implemented.  In addition, the system for facilitating students with poor economic background will be improved and the efforts in building up a teaching cohort in primary and secondary schools will be further intensified.  Moreover, the “Program for Modern Distance Education in Primary and Secondary Schools in Rural Areas” will be implemented as well.

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

2.

The ‘Program on Innovation in Vocational Education and Training’ to change the mode of vocational education into an employment-oriented one and to adopt an ‘order-form style’ or ‘module style’ characterized by a close link between employers and vocational schools. We will speed up the cultivation of a large pool of urgently needed technical human resource, especially the senior technicians of all types to actively contribute the transfer of labor force from rural areas and agriculture to urban areas and non-agricultural industries. The ‘Programme on Teaching Quality and Teaching Reform in Higher Education Institutions’ places emphasis and efforts on the teaching reform and the establishment of an evaluation and quality assurance system.

3.

The ‘Program on Employment Promotion for University Graduates’ to strengthen the construction of leadership system, operation mechanism, policy framework and service system for university graduates employment, and to deepen reforms both in and outside the domain of education orientated by the labor market.

4.

The ‘Educational Informationization Construction Program’ to intensify efforts in infrastructure construction, resource building, talents training, and the application of IT inside the educational circle.

5.

The ‘Program on Building Up A Competent Teaching and Administrating Cohort’  to prioritize personnel system reform for teaching staff to reinforce the management of school scale so that all the teaching positions and different units inside schools can be planned scientifically.  A teacher certificate system will be implemented with the policy of ‘accessing with qualifications, competing for vacancies, and working with employment contracts’. Additionally, this new Action Plan will further promote this practice and improve the teacher training system and the further education system for in-service teachers.

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

Our Traditional Distribution Business

We, through our subsidiaries, TTTC and CEN Smart, have worked within the guidelines established by the Ministry of Education and Provincial governments to develop Psychology, Information Technology, Kindergarten and ESL textbook materials for the Chinese market.  We have no current plans to produce any new titles through our past traditional methods, but focus our attention on our new methods for the development of textbooks and supplemental materials through online collaboration on our internet portal.

Our Products

We currently sell a variety of products to various Provincial and Municipal Education Commissions, which, in turn, distribute the products to the schools which they supervise.  These products include:

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

TTTC sales accounted for $1,435,581 or 100% of our consolidated revenue in 2006, $5,963,838 or approximately 99% of our consolidated revenue in 2005; $4,415,467 or approximately 97.9% of our consolidated revenue in 2004.

ESL Training Materials:  The major product line of CEN Smart is ESL (English as a Second Language) training materials.  These ESL training materials consist of four ESL textbooks used by schools, business and individuals to learn English as a second language.

CEN Smart sales accounted for none of our revenue in 2006, $52,749 or approximately 1% of our consolidated revenue in 2005; $95,854 or approximately 2.1% of our consolidated revenue in 2004.

Sales of educational materials constitute substantially all of our revenues.  We developed our products for niche markets that are underserved by larger competitors.  We targeted niches based on information obtained from the Ministry of Education, provincial governments, educators, authors and education administrators.  In the last three years, we have discontinued a number of textbooks in certain subject areas and do not have plans to develop any new titles in the traditional manner but concentrate our efforts of development of textbooks through online collaboration on our internet portal.

Our Authors

Our traditional distribution textbooks and other published materials were written by various authors in China.  These authors are usually teachers, university professors or experts in the field in which they publish.  We contracted with the authors to create the content for our textbooks.  Under the terms of our contracts, we own the exclusive print and distribution rights on all materials produced for us by these authors.

We generally paid each author a fixed fee of RMB50 to RMB100 (~$6 to $12) per 1,000 Chinese characters in each textbook produced and an assignment of the copyright to content they produce.  Each textbook contains approximately 200,000 to 300,000 Chinese characters depending on the subject.  We have also agreed to pay one author a royalty of 3% based on textbook sales of one textbook title.  We have not typically paid royalties in our traditional business.

We have used approximately 30-40 authors to produce textbooks and other learning materials for us.  We maintain a good relationship with these authors.

Publishing

Under current Chinese law, private companies such as TTTC are not permitted to act as publishers as publishers are state owned.  We currently work, and enter into cooperation agreements, with state owned publishers under arrangements where we develop and furnish the content of our textbooks and the publishers publish the textbooks on our behalf.

We have focused the majority of our efforts and resources during this past year developing our educational internet portal as we anticipated that we may face increased competition from foreign competitors who enter the traditional textbook distribution market and the profit margins on our products may decrease if our competitors compete on price or are able to publish their textbooks at lower costs.  Also, pursuant to new governmental rules, the costs and time frames associated with updating an existing title and/or producing a new title have significantly increased.  We have no plans to update or produce new textbooks under our traditional distribution methods.  As of the date of this registration statement, we are unable to predict the impact that these new rule changes will have on our business or results of operations.

Our Printing and Distribution Systems

We contract with printing companies to print our textbooks and other materials.  The main printing companies that we use in China include Anhui Wuhu Printing Company in Wuhu, Chengdu Junqu Printing Co. in Chengdu, and Sichuan Wuzhou Printing Co. in Wuzhou.  We select printers based upon quality, price and proximity to our end user.

We receive orders for educational materials by telephone, faxes, online or through orders taken by our sales persons who visit the various locations.  We generally print textbooks after orders are received.

Our printed materials are shipped to schools based on orders received from the Education Commissions or through the Xinhua Bookstore system.  We print textbooks to fill orders and ship the textbooks to Xinhua Bookstore for distribution.  Xinhua Bookstore pays us for the textbooks upon delivery and collects payment from the schools.  Xinhua Bookstore assumes the risks of collection.

Our Geographical Markets

The majority of our current distribution of products is into the following Provinces:

Province	Products
Guangdong:	Psychology textbooks, Information Technology (IT) textbooks, Kindergarten curriculum
Anhui:	Psychology textbooks, Information Technology (IT) textbooks, Kindergarten curriculum,
Sichuan:	Psychology textbooks, Information Technology (IT) textbooks, Kindergarten curriculum,
Hainan	Psychology textbooks, Ecology text books, Kindergarten curriculum,
Henan	Information Technology (IT) textbooks
Hubei	Information Technology (IT) textbooks
Inner Mongolia	Information Technology (IT) textbooks, Kindergarten curriculum

Our Sales and Marketing Strategy

While our primary focus for the future is our education internet portal www.cersp.com, our sales and marketing strategy for our traditional textbook business is to continue our sale of our established titles to niche markets, until the titles require updating at which time they will be discontinued. Currently, our traditional textbook distribution focus is marketing Psychology textbooks, Information Technology textbooks, and Kindergarten curriculum products in the Provinces mentioned above.

We employ sales persons that make sales calls to the Provincial and Municipal Education Commissions.  These education commissions are the primary customers for our products, which approve the purchase of our products for the various schools under their jurisdiction.  Information and requests obtained by our sales persons from the education commissions are also used to assist us in developing educational products and identifying new products and opportunities.  Our sales force was involved with educators in developing curriculums based on the products we produce.  Our sales persons visit provincial education officials, administrators, schools and teachers to market and sell our products.  Many of our sales persons have been employed by TTTC and have sold educational products to education commissions for many years.

We intend to use our web-based educational internet portal, www.cersp.com, to assist us in marketing our existing educational products.  It is our intention that all future product development will be web-based collaboration through our internet portal.

Governmental and Provincial Regulation and  Approval of Educational Materials

Every textbook we have produced or anticipate producing through our education internet portal will be subject to the approval of either the Central Government Ministry of Education or a Provincial Education Commission, depending upon the target market of the textbook.  We are not able to sell our products without such approvals.  Once the textbook has been approved by the relevant government authority, the textbook is then available for purchase by the school system.  The approval process was a two-step process.  Previously this process involved the creation of an outline to meet a specific requirement set out by either the Ministry of Education or by a Provincial Education Commission and a final approval of the finished product.  Each jurisdiction will have approved several textbooks in each subject area and all textbooks are placed on certain “approved lists” from which the schools in each jurisdiction can chose which textbook they will purchase. Currently, new rules do not allow for the two-step process, but a company must fully complete a text book through to printing then submit the finished product for approval.  This approval process may take from three months to several years depending on the subject matter.  Due to the more stringent approval process and the significant cost outlay without assurances that the textbook will receive approval we have not developed any new textbooks. We anticipate that our collaborative efforts with the various departments of the Ministry of Education will greatly shorten approval times for co-developed textbooks, and that our focus will be on the development of supplemental materials, such as our New Thinking Book series which do not require the same levels of approval.

Competition in the Textbook Business

According to Eduventures.com, a United States based research firm, the spending in the education sector in China would climb to $90 billion by 2005.  In the core subject areas of math, science and language arts, the competition is intense.  Previously, we have focused on other niche areas such as Psychology, IT, Kindergarten curriculum development, high school examination guides, that we believed were not particularly well served by the large established textbook publishers and areas where there may be opportunities to establish a competitive market position.  Currently, we are one of the leading distributors of psychology textbooks in the kindergarten to grade 12 markets.

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

Product Offerings:  Many of our competitors offer complete lines of educational products, textbooks and services.  Our competitors may be able to offer their products at lower costs based on their ability to offer a comprehensive line of educational products to customers.  These competitors may also offer educational products that are integrated and sold in packages.  Our strategy is to focus on our education internet portal however we will continue to sell our traditional businesses existing textbooks developed for underserved niche segments in the market.

Sales Channels:  Many of our competitors have existing sales and distribution channels for their products.  Government-owned enterprises have existing long-term relationships with the Xinhua Bookstore system, the largest bookstore chain in China that is government owned.  In 2003 we established an arrangement with the Xinhua Bookstore system to distribute our educational materials.  The Xinhua Bookstore system and purchasers of books through the system may be more familiar with the offerings of our competitors.

We believe that we can successfully differentiate our educational products from those of our competitors by offering quality products and services for underserved niche segments in the market.  Our strategy also allows us to avoid direct competition with larger competitors by developing educational materials for subjects and areas that may not be practicable or economical for larger competitors to compete.  We also are able to develop educational materials more quickly than larger competitors or government-owned entities, which may be subject to more burdensome internal procedures and requirements.

CERSP Our web-based educational internet portal

Currently, our top priority is the development of our education internet portal. Our corporate objective is to own and operate the leading education internet portal in China.

Since 2000, the Chinese government has been implementing policy reform to change the education system from one of memory learning to a more individualized creative approach.  We realized that the reform would create demand for new curriculum, updated textbooks and educational resources.  In 2003 we began developing an internet portal, www.CERSP.com, which is designed to provide a central resource for educational materials accessible to all key groups in the education sector – teachers, students, administrators and parents.  The internet portal enables these groups to access the new curriculum created by various levels of government and leading academic experts and is fully endorsed by the Ministry of Education.  A majority of our sales and marketing strategy, resources and manpower will now be focused on our education internet portal.

On April 27, 2004, we launched a new web-based educational internet portal, we refer to as CERSP.  CERSP can be accessed at www.cersp.com (China Education Resources and Services Platform).  When fully launched, CERSP is expected to provide a variety of products and services targeted at the kindergarten to grade 12 market in China.  CERSP is designed to be a comprehensive, multi-faceted, interactive system which brings together for the first time a number of key resources and organizations in the sectors of education, publishing, and distribution in a real-time manner.  This is expected to provide students, parents, teachers, administrators and schools with practical solutions and products to cope with the tremendous changes now occurring in the Chinese educational system.

On April 27, 2004, we began an initial 6 month test of the CERSP internet portal in 542 schools in various regions in China.  The testing districts were in Beijing, Tianjin City and Hebei Province.  The objectives of the test were as follows:

•

ascertain market acceptance of content provided on the website;

•

ascertain the market’s willingness to pay for the content;

•

ascertain the most appropriate payment mechanism; and

•

identify and fix any technical problems which might arise in the internet portal or in any of the associated E-Commerce components of the internet portal.

On July 27, 2004, TTTC signed an agreement with the Education Research and Training Institute of Hainan Province to finance, construct and operate a special section on the internet portal.  This section is called “The Hainan Province Education Resources Section” which the Province designated as the exclusive source of education content for Hainan which has a population of 8 million with 1.5 million primary and secondary students who study in 5,400 schools within the Province.

The Hainan Province Education Resources Section provides a centralized information resource for students and teachers in the Province and has been received very favorably by the education sector in Hainan.  The market reaction and the agreement with Hainan Province confirmed the viability of the internet portal and gave us the credibility to negotiate a milestone agreement in May 2005 with the Curriculum Development Center (CDC) of China’s Ministry of Education which brought the CDC in to co-develop and accelerate the implementation of the internet portal.  The agreement provides for the CDC to provide technical support, content development through its network of nationally recognized academic experts and marketing assistance to promote the use of the internet portal nationwide.  The CDC is the leading authority in China in the area of curriculum development for the kindergarten to grade 12 segment.  The agreement granted the CDC naming rights on the internet portal and allowed the home page of the internet portal to be labeled “Curriculum Development Centre of the Ministry of Education, China Education Resources and Services Platform,” thereby giving the internet portal endorsement from the Ministry of Education.

We believe that the involvement of the CDC greatly increased Provincial interest in our internet portal and provides a high degree of comfort regarding the integrity of the content accessible from the internet portal.

We are currently working with the CDC and a group of nationally known experts who have developed the new curriculum to increase the educational content on the internet portal.  With the plan of rolling out nationwide, we are also developing and beta testing teacher training programs which are currently underway, with the support of the CDC.  We estimate that the size of the current market for teacher training is approximately $1.3 billion annually.  It is anticipated that the teacher training fees will be the first significant revenues we generate from the internet portal.

Other revenue sources from the internet portal are anticipated to be:

❑

Student online e-portfolio, training and tutorials;

❑

Online sale of textbooks and supplemental materials developed through the internet portal;

❑

Instant messaging user fees;

❑

Online book sales of third party materials;

❑

Advertising

We do not expect to generate any significant revenue from CERSP until the second half of 2007, if at all.

Our anticipated budget for this project is $5,000,000-10,000,000 through the end of 2009.  While we believe that this will provide enough capital for us to deploy the internet portal nationwide.  We are currently reviewing our financing options in anticipation of raising additional capital during 2007. The amount of capital raised by us will be determined among other things, on a number of factors including market conditions, availability and interest in equity markets, and our ability to fund internally with capital generated from operations.  Our plan is to promote the use of the internet portal by enlisting the cooperation of the Education Commissions of each Province and some of the larger municipalities which will designate the internet portal as the sole distribution system for certain types of educational content.   We are creating separate modules focused on specific subject areas, i.e., math, language arts, etc. We plan to customize the internet portal for each education commission to suit regional requirements on a collaborative basis.  The main responsibilities of the education commissions are to provide educational content and promote the use of the internet portal amongst the schools under their jurisdiction while we will provide the education internet portal and technical support and services.

CERSP Collaborations

On July 27, 2004, TTTC signed an agreement with the Education Research and Training Institute of Hainan Province (“ERS”) to finance, construct, and maintain a special section on the CERSP internet portal.  This section is called “The Hainan Province Education Resources Section”.  According to the website of China.org.cn, Hainan has a population of 8 million with 1.5 million primary and secondary school students who study in over 5,400 schools in the Province.  Given the number of students in Hainan, this internet portal is expected to improve the traditional education distribution system and provide a centralized information resource for students and teachers.  Under the terms of this agreement, TTTC has agreed to finance, construct and maintain the Hainan Province Education Resources Section on the CERSP internet portal.  ERS will offer educational products and services on the website, and profits on the products and services, if any, will be split 70% (ERS) and 30% (TTTC).  The agreement expires on December 31, 2009.

On May 30, 2005, we announced an agreement between TTTC and the Basic Education Curriculum Development Centre (CDC) of the Ministry of Education.  This agreement (as amended) provides government endorsement of the www.cersp.com internet portal as well as development guidance.  In exchange, we agreed to pay the government RMB 1.2 million (approximately $150,000) annually.

On December 28, 2005, beta testing of teacher training began.  Over 300 teachers and education researchers joined in the first training course and formed the training model.  Associated costs were paid by us.

On July 5, 2006, the Ministry of Education issued a public statement that CERSP would offer internet portal service and technical support for Primary and Secondary School Teachers New Curriculum National Remote Training.  The first training program consisted of three separate courses ran from August 5 – 19, 2006, included 10,000 teachers chosen by the Ministry of Education on a national basis.  The Ministry of Education also bore all costs. This was a first step for TTTC verifying its revenue model, and assisted in testing systems as we increase capacity for simultaneous online training.  The results of the online teacher training was an acknowledged success by ourselves, the government ministries involved and the participating teachers.

After making the changes in infrastructure necessitated after its first training program of 10,000 teachers participating in 3 subject courses, the Company began its second beta-test of 16,000 teachers simultaneously taking 11 subject courses.  Started, in February 2007 the current training program will complete at the end of May, 2007. Significantly, the Company has garnered the interest of the World Bank who sponsored and paid the participation fee of 300 rural teachers during this current training program.

We cannot assure you that we will enter into any future agreements with additional collaborators or that our arrangements the academic experts will be commercially successful.

Our Sales and Marketing Strategy

We currently employ sales persons that make sales calls to the Provincial and Municipal Education Commissions for the sale of our traditional business textbooks.  Our initial marketing strategy is to employ our existing sales staff who have established relationships with the various education commissions to recommend to the school systems to utilize the internet portal, partake in our training programs and purchase our supplemental materials. Our sales persons will continue to visit provincial education officials, administrators, schools and teachers to market and sell our products.  Many of our sales persons have been employed by TTTC and have sold educational products to education commissions for many years.

We intend to enter into collaborative agreements with various Provincial Education Commissions, which will allow these organizations to share the profit with us from downloads of educational content.  Given the profit sharing component of the proposed arrangements, we believe that these organizations will assist us in promoting the CERSP internet portal.

Additionally, to ensure a continued supply of superior educational content we will pay royalties to authors who collaborate, develop and produce those materials which we determine there is a market for and that we will have subsequently published into textbooks and/or supplemental materials for sale by us.

After we are more adequately capitalized, we intend to use traditional marketing channels such as advertising the printed media (newspapers, magazines), radio and television.  We also intend to send marketing teams to various school districts in China to promote the internet portal.

In additional to being available to purchase through our internet portal, the sales of those textbooks and supplemental materials developed through the internet portal will also be marketed and sold through our established traditional business distribution sales force.

Governmental and Provincial Regulation and Licensing

China's data communications industry is regulated by the Ministry of Information Industry and other relevant authorities, and licenses must be obtained to be an Internet content provider.  Generally, Internet content providers must register their users with the Ministry of Public Security, and must block websites (including those maintained outside China) that the ministry identifies as publishing information damaging to public security.  Periodically, the Ministry has stopped the distribution over the Internet of information that it believes to be socially destabilizing, or to violate Chinese laws and regulations.  In addition, the State Secrets Bureau has issued regulations authorizing the blocking of any website it deems to be disclosing state secrets or failing to meet the relevant regulations regarding the protection of state secrets in the distribution of online information.  TTTC was issued a renewable five year internet content provider license on July 16, 2004.

Competition

We could face competition from competitors that offer similar products and services on the Internet to the educational community or other websites specializing in educational products.  In addition, we could face competition from existing websites that expand to offer information and permit sharing of information related to education.  At this time we are unable to fully predict which entities will introduce internet portals that will compete directly with CERSP or the nature and scope of services competitors may offer.

While the potential exists for competition to provide some services and products of a similar nature, we believe that it would be very difficult for a competitor to provide an internet portal offering all the products and services that we currently offer because of agreements we have entered into which give us certain exclusive rights to provide certain products and services.  For example, our agreement with ERS gives us the exclusive right to provide certain educational products on our CESRP internet portal with profit sharing arrangements.  Our agreement with the Anhui Guoxun Education, the company which operates the China Education Equipment website on behalf of the Ministry of Education, designates us as the exclusive online subscription service and supplier of library reference books to the elementary and secondary school system in China.

Our Research and Development – and Future Plans

As at December 31, 2006, we have capitalized approximately $2,644,210 (2005: $1,472,196) on development efforts related to the development of www.cersp.com

While the Company continues to sell its traditional textbook titles through its distribution business, CER has focused its attention and all of its resources to developing the portal with plans to commercialize the web-based educational resources portal CERSP.  When fully launched, the CERSP portal is expected to provide a variety of educational products and services targeted at the kindergarten to grade 12 market in China.  The CERSP portal is an interactive system designed to collaborate with the sectors of government, education, publishing, and distribution to provide students (approx 230 million) and teachers (approx 12 million) and schools (approx 600,000) with the resources to facilitate the efficient and successful implementation of new educational initiatives with learning, working, quality products and solutions in an interactive real-time operation.

Teacher Training

As part of China’s new era in education, it was recognized by the forward thinking Ministry of Education and CDC, that teachers needed to be introduced and trained in the new curriculum and that delivery of materials to the approximate 12,000,000 teachers needed to be not only highly efficient but revolutionary in order to accomplish the task. Working with the MOE, we launched the first nationwide test of our proprietary Online Teacher Training Program, the first of its kind in China on August 5th 2006.  The 15 day program was officially sanctioned and funded by the MOE who selected the initial group of 10,000 teachers from 28 provinces who began trained through the Company’s CERSP portal.

The initial response to the program was well beyond what we anticipated as there appears to be tremendous amount of interest and enthusiasm building in China.  During the 15 day period, the CERSP Portal received in excess of 2 million new articles and comments uploaded to the training platform adding valuable new resources. The training platform received in excess of 16 million hits during the training period.

After making technology and infrastructure changes necessitated after its first training program, we began our second beta-test of 16,000 teachers simultaneously taking 11 subject courses.  Started, in February 2007 the current training program will complete in May, 2007. The second beta-test has garnered much national interest and has received very positive and encouraging feedback from the 16,000 participants at the primary and junior high school level. We have received approximately RMB 2,000,000 in revenue from the February, 2007 training program (and RMB 1,350,000 from its summer 2006 program).  Although normally funded by various levels of governments or schools, approximately 2,000 teachers paid for the current training courses themselves and significantly we garnered the interest of the World Bank who sponsored and paid the participation fee of 300 rural teachers during this current training program.

We are now developing 13 high school level teacher training courses for delivery in the summer of 2007.  These courses are expected to involve a significantly greater number of teachers.  We also believe that there is a high likelihood that teachers who take our courses and/or governments which pay for the courses will want to purchase the materials we co-develop with national experts and the CDC.  Upon completion of the current 13 courses we will have 24 core subject courses completed.  At this time, we do not anticipate completing any additional teacher training courses during 2007.  We will however, continue to sell and offer our courses throughout the year.  Each teacher who successfully completes a course is issued a certificate of completion from the CDC.

Online Development of Supplemental and Textbook Materials

The New Thinking Book Series represents a new business model through which CER has integrated the publishing, distribution and education sectors, bringing the input of the content providers and the end-users together using web technology in ways that have not been done before in China. The use of network-based technologies will enable us to develop and distribute superior education materials to educators and students faster, cheaper and with higher margins.

It is anticipated that teachers and students from kindergarten through grade 12 will use the “New Thinking” series of books as part of China’s massive education modernization plan. TTTC will further develop and test online the content which will be used to complete the New Thinking  Book Series. In this manner, all content will be effectively pre-screened online prior to the sales effort, which will reduce market risk. TTTC will market these books on www.cersp.com and through its existing distribution channels.

It is anticipated that, similarly to the set of textbooks developed for the initial three courses, that we will develop and offer one textbook and one supplementary textbook for each course offered. We further expect that our textbooks, through continued on-line collaboration and by applying the latest publishing technology, will be compiled and brought to market in rapid succession.

We believe that these textbooks and supplemental materials will be unique for 3 reasons:  through the comments that we received, we have been able to develop materials which we know are suitable for the market and thereby lessen our marketing risk; using the latest technology, we have dramatically reduced our time to market and achieved a ‘first mover advantage’; third, the endorsement of the leading agencies in the MOE and the national education experts working with us is expected to give us tremendous credibility and undoubtedly will assist in our sales effort.  We are developing top level superior product, cheaper and faster.”

Instant Messaging – Education Messenger

EM is China’s first vertical education messaging utility.  It was specifically developed for and is targeted at China’s vast K-12 education sector.  It was launched  in beta form with the 16,000 teachers currently enrolled in our training program.  These teachers are using EM on their computers and the reaction has been exceptionally good.  Not only instant messaging it is also an education tool which allows teachers and students to access education resources e.g. lessons, homework, reference materials, customized lesson plans etc.  A unique feature of EM is that it will direct selected information into the user’s personal ePortfolio which is a life long record of educational activity allowing teachers to monitor the progress of individual students as they go through the education system.  Basically, EM will improve education by greatly facilitating the dissemination of educational resources to teachers and students.  Future versions will be designed for use by education administrators, government officials, and parents of students.  EM also allows any user to communicate with any other user, thereby creating a social network of like-minded people and we are developing EM to read a user’s personal profile and automatically build networks for them that are populated by subject matter experts in their teaching fields as well as teachers who work in the same subject areas.

E-Portfolio’s

We plan on developing E-portfolios that students, teachers, parents, and institutions can use to collect, store, update, and share information. E-portfolios will allow students and teachers to create and maintain individual online portfolios that will store not only academic achievements, but we will be encouraging that users store examples of special projects, showcasing hobbies such as multimedia entries like photography, drawing or writing and each individual e-portfolio will follow them throughout their school or teaching career and will provide actual evidence of achievement for higher education entry and future employment.  Schools and administrators will utilize e-portfolios to provide accessible, persistent collections of data, to provide the information necessary to analyze curriculum, student and faculty success.

Student Platform

We are currently developing a sub-website, accessed through our internet portal, which will focus entirely on the educational needs of students, complete with their own blogger system, e-portfolio’s, online tutorials and specific content directed to the K-12 students.

Organizational Structure

We have the following operating subsidiaries:

CEN China Education Network Ltd., which is wholly owned and was incorporated under the Company Act (British Columbia) on March 10, 2000.

China Education International Inc. and CEN China Education Overseas Corporation (“CEN Overseas”), each of which is directly or indirectly wholly owned and incorporated in the British Virgin Islands.

CEN Smart Networks Ltd. (“CEN Smart”), a 90% owned subsidiary of CEN Overseas, which was established in China on April 24, 2001.  We acquired our interest in CEN Smart in an arms’ length transaction.  The remaining 10% interest is owned by Beijing Anli Consulting Company Ltd., a private Chinese company engaged in the business of providing business advisory services and investments.  Beijing Anli Consulting Company Ltd., while a shareholder, is not an affiliate of China Education Resources or any of our other subsidiaries.

Today’s Teachers Technology & Culture Ltd. (“TTTC”) was established in China and is a 100% owned subsidiary of CEN Smart.  We acquired our interests in TTTC in three arms’ length transactions.  On August 1, 2002, CEN Smart acquired a 70% interest in TTTC and on September 23, 2004, CEN Smart acquired an additional 17% interest in TTTC.  The remaining interests in TTTC were held by the China Education Association, with a 13% interest and were acquired by CEN Smart in October, 2006.  The aforementioned 17% interest was acquired from: Beijing Chengbo Science and Trade Ltd., a private Chinese company engaged in the business of distribution and publishing, with a 10.94% interest; Mr. Mu Weiguo, a Chinese citizen and a founder of TTTC, with a 5.24% interest; and Wang Tieying,  a Chinese citizen and a founder of TTTC, with a 0.82% interest.  None of these shareholders of TTTC are affiliates of China Education Resources Inc. or any of our subsidiaries.

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

China Education Resources Inc.

Corporate Organizational Chart

China Education Resources Inc. (formerly Copper Mountain Mines Ltd.) (BC)

100%

CEN China Education Network Ltd. (BC)

100%

China Education International Inc. (BVI)

100%

CEN China Education Overseas Corporation (BVI)

90%

CEN Smart Networks Ltd. (China)

100%

Today’s Teachers Technology and Culture Ltd. (China)

Property, Plant and Equipment

We currently rent our principal corporate office at 1118 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia V6C 3L2.  Our principal office is approximately 1200 square feet of office space and rent is CDN$1,800 per month on a month-to-month basis. Our subsidiaries lease the following office space in China:

Subsidiary	Address of Office	Term of Lease	Monthly Rent
TTTC	Forth & Fifth Floor, South Building No. 3 Huayuan Lane, Andingmen Neidajie, Dongcheng District, Beijing, China	Monthly rental	$5,903(1) (RMB 46,081)
CEN Smart Networks	Suite 1806, Building 3 No. 209 Beisihuan Zhonglu Haidian District, Beijing China 100083	Monthly rental	$1,717(1) (RMB13,400)

(1) Conversion calculated at December 31, 2006 rate 0.1281 (source www.bankofcanada.ca)

We do not presently own any property or real estate.

Employees

We currently have 49 full time employees in China and three full time management employees are employed at our principal office in Vancouver, British Columbia, Canada.

We have no collective bargaining agreements in existence in either the parent company or the subsidiaries.  We maintain good relations with our employees.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our financial statements have been prepared in accordance with Canadian GAAP, which differs in certain significant respects from U.S. GAAP, and are stated in U.S. Dollars, see “Currency and Exchange Rates”.  You should read the following discussion in conjunction with our financial statements and the notes thereto included in this Registration Statement under Item 17, including our audited consolidated financial statements for the years ended December 31, 2006, 2005 and 2004.  Management’s discussion and analysis is qualified in its entirety by, and should be read in conjunction with, the financial statements and notes thereto.

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

OVERVIEW

The Company has worked in all areas of education resources development, marketing and sales. Through our subsidiaries in China, CEN Smart and TTTC, we have developed Psychology, Information Technology, Kindergarten and ESL textbook materials according to provincial and national curriculum standards.  Currently, substantially all of our revenues are derived from our interests in TTTC and its textbook distribution business.  Our cash flow and financial condition is dependent on TTTC.

The majority of the Company’s current efforts and resources are focused on the development of an education internet portal which aims to provide online training, educational content and resources to its users.  The internet portal, China Education Resources Service & Platform (CERSP), www.cersp.com is targeted for use by schools, administrators, teachers, students and parents of the kindergarten to grade 12 sector.

Since 2000, the Chinese government has been implementing policy reform to change the education system from one of memory learning to a more individualized creative approach.  The Company realized that the reform would create demand for new curriculum, updated materials, and delivery systems of educational tools.

The Company began developing the CERSP portal www.cersp.com designed to be a central resource to access the new curriculum for schools, administrators, teachers, students and parents in the kindergarten to grade 12 sectors in 2003.  In April, 2004, we began an initial six-month test of the internet portal in 542 schools in Beijing, Tianjin City and Hebei Province. The positive results of this test led to the Company working with Hainan province to develop the portal in July 2004 culminating in a beta-test online training to 300 select teachers of Hainan province in December 2005.  The testing resulted in positive response from teachers, students, administrators and commissions that used the CERSP portal.  The Company attracted the attention of China’s Ministry of Education’s Curriculum and Development Center (“CDC”) and began a collaborative working relationship with the CDC to co-develop the Company’s internet education portal in 2005. The Company ran a further beta-test of its teacher training program with 10,000 teachers participating in 3 courses.  The teachers were selected by the Ministry of Education and the program ran in August 2006.  The program was well received by the teachers and the Company was able to adapt the information from the training program to make key changes to the Company’s infrastructure and technology.  The Company is currently running a beta-test of 16,000 teachers participating in 11 subject courses.  To date the feedback from participants is overwhelmingly positive and the portal has operated as expected.

China’s CDC is the top academic authority for K-12 curriculum development.  The CDC organizes and develops national curriculum standards, and related education resources as well as evaluates and assesses current curriculums and related education resources.  The CDC guides and supervises the implementation of K-12 curriculum reform; guides and is co-developing with CER the education resources and services portal (www.cersp.com).

While the Company continued to sell its established titles in its traditional textbook distribution business, due to new regulations in China and significantly increased costs in developing further textbook titles, CER has focused its attention and all of its resources to developing the portal with plans to commercialize the web-based educational resources portal CERSP.  When fully launched, the CERSP portal is expected to provide a variety of products and services targeted at the kindergarten to grade 12 markets in China.  The CERSP portal is an interactive system designed to collaborate with the sectors of education, publishing, and distribution to provide students (approx 230 million) and teachers (approx 12 million) and schools (approx 600,000) to help facilitate the efficient and successful implementation of new educational initiatives with learning, working, quality products and solutions in an interactive real-time operation.

We plan to earn revenue from teacher training, student tutorials, online development and sale of textbooks and supplemental materials, instant messaging user fees, and advertising.  Currently, our CERSP internet portal is in development, we charge no user fees and have earned only limited revenue from the internet portal through revenue generation of the teacher training beta-tests.  We do not anticipate that we will begin to charge fees or earn any significant revenues from the services that we offer until we have fully tested and evaluated the internet portal; the internet portal has gained market acceptance and is used by teachers, students and school administrators; the internet portal has been accepted by the education authorities and we have sufficient financing for full development and deployment of the internet portal and to fund the working capital requirements of operating the internet portal.  Due to the current acceleration of the development of high school level training courses, we do not anticipate that we will earn significant revenues from our CERSP internet portal until the latter half of 2007, if at all.

COMPARATIVE FIGURES – Fiscal Years Ended December 31, 2006 and December 31, 2005

During 2004, the Company launched a web-based education resources platform: www.CERSP.com, in conjunction with various agencies of the Chinese government which was developed to address the significant changes occurring in the Chinese education sector.  At the present time, the platform has yet to produce significant revenue.

OVERALL PERFORMANCE

Business Acquisitions & Dispositions

On April 25, 2006, the Company reached an agreement to sell a subsidiary, NEB for $1.07 million (C $1.2 million).  The Company received cash of $750,269 (C$830,195) which included part of the proceeds of $722,981 (C$800,000) and interest revenue of $27,288 (C$30,195) on May 29, 2006.  The balance was secured by a one year promissory note of $351,930 (C$400,000), while the Company will continue to seek collection, the Company has elected to write off, as bad debt, as its collection is uncertain.  The reported gain on sale of NEB is $280,296.

In October 2006 the Company acquired the outstanding 13% minority interest in its subsidiary, TTTC, the aggregate purchase price was $99,788 (RMB 790,000).  The purchase price is payable as to RMB 200,000 due on receipt of government approval to transfer of interest; RMB 200,000 payable on or before December 31, 2007; RMB 200,000 payable on or before December 31, 2008 and RMB 190,000 payable on or before December 31, 2009. The cash payment after discounting at 10% over the payment term was $87,140.

As a part of the purchase agreement, the Company was also discharged from the non-controlling interest shareholder’s share of earnings of TTTC accumulated from prior years totaling $357,018. This step acquisition has been accounted for by the purchase method with the fair value of the consideration paid being allocated to the fair value of the identifiable assets acquired and liabilities assumed as follows:

Assets acquired
Current assets (including cash of $91,000)	$304,777
Equipment	7,804
Website development	27,301
Total assets acquired	$339,882

Liabilities assumed
Current Liabilities	$606,966
Future income tax liabilities	2,794
Net liabilities assumed	$(269,878)

Cash consideration	87,140

Discharge of non-controlling interest Accumulated share of earnings	(357,018)
Excess of discharge of non-controlling Interest in accumulated share of earnings Over cash consideration	$(269,878)

Results of Operations

On a consolidated basis for year ended December 31, 2006, the Company’s total gross revenues were $1,435,581 (2005 - $6,016,587; 2004 – 4,511,321).  Our cost of sales was $1,210,001 for year ended December 31, 2006 (2005 - $3,521,689; 2004 – 2,977,735).

Net loss has increased to $2,568,387 for the year ended December 31, 2006 compared to a net loss of $710,423 for year ended December 31, 2005 and a net loss for the year ended December 31, 2004 of $1,143,101.

During the year under review, sales and subsequent revenues in the Company’s traditional textbook business have steeply declined compared to the prior comparative period.  The Company has redirected its efforts and resources to the development and deployment of its education internet portal.  Due largely to new textbook regulations which have substantively increased costs, approval times and increased risk in the development and updating of textbooks utilized in the Company’s traditional textbook business, the Company currently has no plans to develop new titles under its previous methods and plans to continue to sell its existing titles until they are required to be updated with the goal that the Company will be able to transition generation of revenue to its education internet portal, and all further textbook and supplemental material development will be through online collaboration between national experts, teachers and training participants.

On a consolidated basis, expenses have increased to $3,195,057 for year ended December 31, 2006 from $1,773,118 for the year ended December 31, 2005 and $1,469,174 for the year ended December 31, 2004.  These increases are due largely to stock-based compensation, provisions made for bad debts and an increase in selling and general and administrative expenses.

Selling and general and administrative expenses for the year ended December 31, 2006 were $1,838,385 and reflect an increase in activities and related infrastructure related to the internet portal, the Company working to complete a registration statement in the US, and increased marketing activities, to those incurred in the comparable years (2005 - $1,181,716; 2004 - $1,200,428).  Major expense categories are detailed below.

The net loss per share has increased to $0.0696 for the year ended December 31, 2006 from a loss of $0.0220 for the previous year ended December 31, 2005 and $0.0386 for the year ended December 31, 2004.

The following is a discussion of the certain expense categories:

Stock based compensation

Due to a grant of 704,000 options, certain options vesting and the Company’s election to accelerate vesting of all of its options outstanding, there was $585,304 of expenses recorded in connection with stock based compensation during the year ended December 31, 2006 as compared to $91,039 in 2005 and $124,856 in 2004. The Company’s board of directors approved to accelerate the vesting period of all of the unvested options so that they became vested immediately.  The unamortized compensation costs prior to the modification of $47,797 and the incremental value of these amended stock options was $19,015 was calculated using the Black Scholes option pricing method.

Professional Fees

Accounting and consulting fees increased to $269,239 for the year ended December 31, 2006, compared to $114,087 for 2005, and $205,658 for 2004 comparable periods.  Legal and audit fees increased to $254,322 from $193,629 and $151,356 for the same periods.  These increases were due mainly to the Company increasing its activity related to preparation of a US registration statement.

Advertising & Promotion

The Company had no advertising and promotion fees during 2005 and 2004, however due to increased activities the Company incurred expenses of $136,298 during 2006 and expects that this increased activity will continue during 2007.

Payroll

The Company’s payroll increased to $317,725 during the year ended December 31, 2006 from $198,633 during 2005 and $411,174 in 2004.  These changes in payroll are due largely to changes in staffing requirements in China, and general payroll increases for existing staff in 2006.

Interest

There was $7,066 in interest expense for year ended December 31, 2006 (2005 - $83,560; 2004 – $46,458).  Interest expense decreased due to retirement of existing loans in December, 2005.  Interest income of $88,383 (2005 - 7,955; 2004 - $15,891) was recorded for the year ended December 30, 2006.  This was due largely to larger cash balances on hand during the period as well as the Company recording $27,288 in interest gained due to the sale of NEB in 2006.

Other differences between the amounts incurred in 2006 and 2005 reflect normal variances in business activities from year to year.

Segmented information

The Company’s operates in two geographical areas: Canada and China.  The Company’s head office is in Vancouver, Canada and its operating subsidiaries are located in China.  The Company generates no sales revenue in Canada.  For the year ended December 31, 2006, total consolidated revenue in China was $1,435,581 (2005 - $6,016,587; 2004 - $4,511,321). The total assets in Canada at December 31, 2006 were $1,900,902 (2005 - $1,315,040; 2004 - $589,342) and assets held in China at December 31, 2006 were $7,989,674 (2005 - $10,583,968; 2004 - $8,166,543).  The loss attributable to China was $846,459 for the year ended December 31, 2006 (2005 - gain of $5,715; 2004 – loss of $340,626) and the loss attributable to Canada was $1,721,928 (2005 - $716,138; 2004 -$802,475) during the same periods.

Products

The Company has historically developed and distributed educational products in China.  Educational books are developed by various authors in China and sent to various printing companies which produce the finished product.  There are no restrictions on the availability of raw materials which are used for production and there is a wide selection of printing companies to select from in China. Each print job is negotiated individually with the printing company.

The main products include Psychology textbooks from grades 1 to 12, Information Technology textbooks from grades 1 to 12, and kindergarten educational materials.

The Company currently is focusing its efforts on development and deployment of its educational internet portal, where it is currently developing online teacher training programs, a student social network (which will include online tutoring and training programs), and supplemental materials and textbooks utilizing online technology such as the Company’s “New Thinking” Book Series which will be a collection of textbooks and enrichment materials targeted at the kindergarten to grade 12 market that will be developed according to the curriculum reform guidelines as mandated by China’s Ministry of Education. TTTC had planned to develop 20 different “New Thinking” books in 2006, the Company did produce 7 new titles and 16 CD’s from its summer 2006 training program, however further titles have been delayed in production as the Company is currently focusing its attentions on updating its technology platform to increase capacity for its current focus on teacher training. The Company anticipates that each of its current courses will have one textbook and one supplementary textbook that will be sold as part of the teacher training program.  Theses materials will be developed through the portal and will utilize online collaboration between the national experts, teachers and input in the form of questions, case studies etc., from teachers participating as students in the online training programs.

Working with China’s Ministry of Education (MOE) and the Curriculum Development Center (CDC), the Company launched a nationwide test of its proprietary Online Teacher Training Program, the first of its kind in China in the summer of 2006.  The 15 day program was officially sanctioned and funded by the MOE which selected the initial group of 10,000 teachers from 28 provinces who began training on August 5, 2006, through the Company’s CERSP portal.  As the initial response to the program was well beyond what the Company anticipated the Company has been working with Apple Inc., a large multi-national technology supplier and developer, to expand the Company’s infrastructure to accommodate the increasing need for the resources provided by the CERSP portal.  The Company continues to work closely with the CDC to develop additional teacher training programs for core subjects, such as Math, English, Chinese Language Arts etc. These training programs are being developed for three separate sectors, educators from grades 1 to 6 (primary school), grades 7 to 9 (junior high school); and grades 10 through 12 (high school).  Due to an acceleration of the high school program by the CDC, the Company is currently working on 13 high school level courses for use in a summer (2007) training program and at this time does not anticipate adding (during 2007) to the 8 primary and junior level courses it currently has.

FINANCIAL POSITION, LIQUIDITY, AND CAPITAL RESOURCES

Working capital

The Company had a working capital deficit of $220,719 with cash balances of $2,562,771 as at December 31, 2006 compared to negative working capital of $237,159 with cash balances of $2,813,802 as at December 31, 2005.

Financing and Investing Activity

During the period the Company issued 2,501,898 (2005: 88,000) common shares for gross proceeds of $1,891,071 (2005: $62,872) for the exercise of options and warrants.  The Company completed no new private placements during the year ended December 31, 2006 so derived no proceeds attributable to private placements.  In comparison, the Company issued 4,753,093 common shares during the year ended December 31, 2005 for net proceeds of $2,720,077 pursuant to completion of private placements.

The Company reached an agreement to sell a subsidiary, NEB for $1.07 million. The Company received a cash payment of $750,269 which includes interest revenue of $27,288, on May 29, 2006.  The balance of the sale price is secured by a one year promissory note of $351,930 due on May 29, 2006.  Management provided a full provision against the balance due ($351,930) as doubtful collection.  Subsequently, the Company realized a gain on the sale of NEB of $280,296.

Property, equipment and research and development costs

As at December 31, 2006, the Company’s net equipment and website development costs was $3,145,365 as compared to $1,770,010 as at December 31, 2005.  This substantial increase was due to $1,172,014 in capitalized website development costs during 2006 (2005: $1,182,039)

Debt

The Company decreased its current liabilities from $4,837,840 as at December 31, 2005 to $3,428,111 as at December 31, 2006, primarily due to the sale of is subsidiary NEB. Overall the Company decreased its accounts payable from $2,370,958 in 2005 to $1,826,632 in 2006 and increased its income tax payable from $1,335,287 in 2005 to $1,587,791 as at December 31, 2006.  Additionally, the Company has accounted for future income tax liabilities of $439,004 at December 31, 2006 and $485,825 at December 31, 2005.

Shareholders Equity

Shareholders equity was $5,851,892 December 31, 2006 as compared to $5,797,223 as at December 31, 2005.  The change was due to a result of losses incurred $2,568,387 (2005: $710,423); the issue of common shares $2,097,537 (2005: $2,526,951 - net of share issuance costs) and contributed surplus of $999,965 (2005: $621,127).

Outstanding share data

The Company’s common shares outstanding at December 31, 2006 were 37,923,483 as compared to 35,421,585 at December 31, 2005.

Shares
Opening balance as at January 1, 2006	35,421,585
Exercise of warrants	2,334,398
Exercised options	167,500

Closing balance as at December 31, 2006	37,923,483

Dividend

The payment of dividends to shareholders will depend on a number of factors such as earnings, CER’s financial requirements and other factors that the Board of Directors considers relevant in the circumstances.  Since CER is a junior development stage company, there is no current intention to pay dividends on the common shares.  The Board of Directors will review this policy, from time to time, as circumstances change.  To date, CER has not declared or paid any dividends on any of its shares.

TRANSACTIONS WITH RELATED PARTIES

All related party transactions are recorded at the exchange amounts as agreed upon by the related parties.

Anli and its major shareholder are shareholders of the Company.  In 2003, the Company advanced funds of $153,501 (RMB 1,200,000) to Anli. A loan agreement was signed on October 28, 2003 for a one-year term, non-interest bearing.  The loan was subsequently extended.   On October 31, 2006, the loan was extended for another one-year term and is due on or before October 31, 2007. As at December 31, 2006, the loan was collateralized by the shares of the Company owned by Anli. The Company’s subsidiary, CEN Smart rent its office space from Anli and paid rent of $20,354 (2005 - $20,100; 2004 - $19,850) to Anli in 2006.

The Company paid a total of $19,423 (2005 - $17,538, 2004 - $21,048) in rent to a company controlled by a director/officer of the Company.  Additionally, the Company paid management fees of $52,795 (2005- $11,133; 2004 - $5,000) to a company controlled by an officer of the Company.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

The following tables summarize our contractual obligations as of December 31, 2006 and 2005, and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

As at December 31, 2005, we had the following contractual obligations and commercial commitments:

Contractual Obligations	Payments Due by Period
	Total	Less Than One Year	1-3 Years	4-5 Years	After 5 Years
Debt Obligations(1)	$25,566	$25,566	-	-	-
Operating Lease Obligations	-	-	-	-	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities	-	-	-	-	-
TOTAL	$25,566	$25,566

(1)

The loan is due on November 14, 2006 with interest bearing of 5.58% and secured by four automobiles with total value of RMB  206,409 as at December 31, 2005.

As at December 31, 2006, we had the following contractual obligations and commercial commitments:

Contractual Obligations	Payments Due by Period
	Total	Less Than One Year	1-3 Years	4-5 Years	After 5 Years
Debt Obligations(1),	$13,688	$13,688	-	-	-
Operating Lease Obligations	61,909	58,517	3,392	-	-
Purchase Obligations(2)	519,000	151,900	303,800	63,300	-
Other Long-Term Liabilities	-	-	-	-	-
TOTAL	$594,597	$224,105	307,192	63,300	-

(1)

The loan has been extended by the Company and is now due on November 30, 2007 with interest bearing of 5.58% and secured by four automobiles with total value of RMB 134,416 (2005: RMB 206,409) in China.

(2)

The Company’s subsidiary, TTTC has entered into an agreement with a government agency to reference its name in the Company’s website.

As of December 31, 2006, we had total current liabilities of $3,428,111 and cash of $2,562,771

We intend to finance the expansion of our internet portal from cash flow from operations and obtaining debt and/or equity financing.  We anticipate we will be able to meet our contractual obligations during the next 12 months from operating cash flow.  In the event that operating cash flow is insufficient to meet our contractual obligations, we will be required to raise new financing to cover the shortfall through the issue of debt or equity. There can be no assurance such new financing will be available or accessible on reasonable terms.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.        Directors and Senior Management.

As of May 25, 2007 the following persons are directors and senior management of the Company:

Directors:

Name	Age	Appointment date
C.F. Zhou	52	March 31, 2000
Ronald Shon	54	March 31, 2000
Wang Li	50	March 11, 2002
William Calvin	76	May 12, 2004
Jeffrey Munks	54	October 21, 2005

Officers:

Name	Office	Age	Appointment date
C.F. Zhou	Chairman and Director	52	March 31, 2000
Ronald Shon	President and Director	54	March 31, 2000
Kathryn Witter	Chief Financial Officer	44	June 15, 2006

Description of each person’s business experience:

Chengfeng Zhou, Chairman and CEO (Vancouver, British Columbia)

Mr. Chengfeng Zhou is Chairman and CEO of China Education Resources Inc. from 1997 to present. He served as  President and Director, of the private investment holding company, Double Ocean Investments Inc. in Vancouver, British Columbia and was a director of Allied Pacific Properties and Hotels Ltd a publicly traded company until April 2007.  Prior to 1994, Mr. Zhou acted as an advisor to a number of companies in Ontario and China and was a Lecturer at Beijing United University for 7 years.  Mr. Zhou obtained a B.A. degree from the People’s University of China, Beijing, in 1983 and also studied business in the Faculty of Business Administration of Memorial University of Newfoundland from 1990 to 1991.

Ronald C. Shon, President,  and Director (Vancouver, British Columbia)

Mr. Ronald Shon is President and a Director of China Education Resources Inc.  He is also President of the Shon Group of Companies, a group of privately held real estate investment and development companies.  He has held this position since 1977.  Mr. Shon was the Chairman of Skyline Gold Corporation from 1986 through to March, 2006, and is a director of the publicly traded Spectra Group of Great Restaurants Inc.  He obtained a B.A. degree from Stanford University in 1975 and a M.B.A. degree from the Wharton School, University of Pennsylvania in 1977.  Mr. Shon assumed the position of Acting Principal Financial Officer and Secretary upon the resignation of Victor Kwee and until the appointment of Kathryn Witter in June, 2006.

Kathryn Witter, Chief Financial Officer and Secretary (Vancouver, British Columbia)

Ms. Witter is Chief Financial Officer of the Company. Ms. Witter has over 20 years of senior business experience in the development, organizational, financial management and regulatory reporting of a broad range of North American businesses.  As the President and a founder of Marketworks, Inc., Ms. Witter has specialized since 1989 in instituting managerial, administrative and financial procedures for publicly traded companies.  Additionally, Ms. Witter has a broad established background in the capital markets.

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

After retirement, Mr. Calvin has been active in the firms Asian Practice with clients from China, Taipei and Korea.  Those include assisting China International Trust and Investment Corp., in its first foreign investment, its Celgar pulp mill; assistance to China Trust in Taiwan in establishing a full service bank in Canada; assistance to Posco J Korea in its Canadian coal mining investment.

Mr. Calvin has also been awarded the prestigious Confederation Medal from the Senate of Canada.

Jeffrey Munks, Director (Templeton, California)

Mr. Munks has 25 years of senior business experience in a variety of areas including eLearning, network technologies, and language services.  He has also worked in higher education, where his entrepreneurial business skills helped generate new models for public-private partnering.  Mr. Munks currently works for Anteon Corporation as a senior program manager and is assigned to the United States Navy’s Executive Learning Office where, for the last 3 ½ years, he has helped develop and manage programs supporting the career professional development of Navy admirals and senior civilian executives.

In 1997, Mr. Munks secured $4 million U.S. in venture funding and founded Arista Knowledge Systems, a software company that pioneered digital content management processes to support network-based elearning applications.  Arista was acquired by industry leader Digital Think Inc. in July 2000 in a cash and stock deal worth approximately $30 million.

Previously, Mr. Munks was a co-founder of Language Line Services, a company that makes interpreters in 140 languages available over the phone to support virtually any application.  Language Line was acquired by AT&T in 1989 and Munks stayed to help lead the business through more than a 4,000% in revenue growth over a five year period.   Language Line was recently acquired by ABRY Partners for more than $700 million.

Guan Hai, President of Today’s Teachers Technology and Culture Ltd.

Mr. Guan Hai is President of TTTC.  He was appointed as President on August 1, 2002.  He is a Beijing resident.  Mr. Guan Hai has served as business officer for the Beijing Daily and has also been involved in the Literature and Art Department with Beijing Television.  He was also co-founder of the Beijing Huili Science and Culture Research Institute and has served as Deputy Director of the institution.  He has been with TTTC since 1996 serving as vice-president before being appointed President in 2002.  Mr. Guan Hai is currently studying in the Executive MBA program at Qinhua University.

Ms. Vivian Pu Chen, Financial Director - China Operations.

Ms. Chen received a Master of Commerce degree, with a major in Accounting and minor in Taxation from the University of Sydney in 2002 and earned her Bachelor of Economics from Renmin University of China (Beijing, China) in 2000. She was an auditor at Ernst & Young from 2002 to 2005 before joining the company and is fluent in English and Mandarin.

Other Directorships

Ronald Shon is a director of The Spectra Group of Great Restaurants, a TSX listed company.

C. F. Zhou is also a director of Allied Pacific Properties & Hotels Ltd., a TSX Venture listed company.

Neither William Calvin nor Jeffrey Munks have any corporate directorships other than China Education Resources Inc.

Family Relationships

None

Involvement in Certain Legal Proceedings

To our knowledge, none of our directors or executive officers has been involved in any legal proceedings that are material to an evaluation of the ability or integrity of such person.

Board Committees

Our only standing committees of the Board of Directors are an Audit Committee and a Compensation and Governance Committee. Both Committees are chaired by William Calvin.  Mr. Calvin and Mr. Munks are independent under the rules of the TSX Venture Exchange and would be considered independent under the rules of the American Stock Exchange.  Mr. Calvin satisfies the requirements of a financial expert under the rules of the SEC.  Our Audit Committee currently consists of three (3) individuals including Mr. Calvin and two other directors, being Jeffrey Munks, and Ronald Shon, our President (Mr. Jeffrey Munks was appointed to the audit committee after the resignation of Mr. William Chang on June 30, 2006).  Our Compensation and Governance Committee consists of Jeffrey Munks and William Calvin.

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

The following table sets forth compensation paid to each of the individuals who served as our Chief Executive Officer and our other most highly compensated executive officers (the “named executives officers”) for the fiscal year ended December 31, 2006, and the compensation earned by each of the named executive officers for each of the fiscal years ended December 31, 2004, 2005 and 2006.  The determination as to which executive officers were most highly compensated was made with reference to the amounts required to be disclosed under the “Salary” and “Bonus” columns in the table.

SUMMARY COMPENSATION TABLE

ANNUAL COMPENSATION					LONG-TERM COMPENSATION AWARDS

Name Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)(3)	Restricted Stock Awards (#)	Securities Underlying Options/SARs (#)	LTIP

Ronald Shon President	2006 2005 2004	CDN $142,400 $90,000 $90,000	0 0 0	2,900 2,900 2,900	0 0 0	0 100,000 options 0	N/A
C.F. Zhou Chairman, CEO	2006 2005 2004	CDN $151,200 $90,000 $90,000	0 0 0	4,200 4,200 2,900	0 0 0	504,000 options 120,000 options 0	N/A
Kathryn Witter(1)(4) CFO	2006 2005 2004	CDN $64,200 NIL NIL	0 0 0	0 0 0	0 0 0	100,000 options 0 0
Guan Hai President, TTTC	2006 2005 2004	CDN $44,100 $10,500 $6,600	0 $28,250 $17,633	0 0 0	0 0 0	0 200,000 options 200,000 options	N/A
Vivian Pu Chen(2) CFO, TTTC, China Operations	2006 2005 2004	CDN $44,300 $31,400 NIL	$10,000 0	0 0 0	0 0 0	100,000 options 0 0	N/A

(1)

Mr. Ronald Shon was acting CFO until the appointment of Kathryn Witter in June, 2006.

(2)

Vivian Pu Chen was engaged by TTTC in October, 2005.

(3)

Other Annual Compensation consists of extended health and medical benefits

(4)

Prior to becoming an executive officer in June 2006, Ms. Witter, through a wholly owned company,  provided management consulting services to the Company for which she received options of 150,000 in 2005 and an aggregate of $22,500 in 2006, and $14,450 in cash compensation.

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

Director and Officer Stock Option/Stock Appreciation Rights (“SARs”) Grants

We had three option plans approved by the shareholders.  These option plans were dated March 31, 2000, August 17, 2000 and February 21, 2003.  The March 31, 2000 and the August 17, 2000 plans allowed for the issuance of 1,000,000 options each, while the February 21, 2003 plan allowed for the issuance of 380,000 options.  The February 21, 2003 plan was subsequently amended in February, 2007and replaced the March 31, 2000 and August 17, 2000 option plans.  The options granted under the previous plans remain outstanding under the terms of the amended February 21, 2003 plan (the “10% Rolling Stock Option Plan”).  The maximum number of Common Shares which may be granted under the 10% Rolling Stock Option Plan, may not exceed 10% of the issued and outstanding shares on a non-diluted basis, and the aggregate number of common shares reserved for issuance to any person may not exceed 5% of the number of outstanding shares on a non-diluted basis.  The purchase price per share in any option grant is fixed by our Board of Directors but under no circumstances can the exercise price be lower than the market price of the closing price of our common shares on the day preceding the grant.

Option Grants During the Most Recently Completed Financial Year

The following table sets forth details of all stock options to purchase Common Shares that were granted to the Named Executive Officers during the financial year ended December 31, 2006.

Option Grants During the Most Recently Completed Financial Year

Name	Securities Granted Under Option	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price	Market Value of Securities Underlying Options on Date of Grant	Expiration Date
	(#)		($CDN)	($CDN)
Kathryn Witter	100,000	14.2%	$1.05	$1.01	Sept 11, 2011
Chengfeng Zhou	504,000	71.6%	$1.05	$1.01	Sept 11, 2011
Vivian Pu Chen	100,000	14.2%	$1.05	$1.01	Sept 11, 2011

The following table sets out options exercised by the Named Executive Officers during the financial year ended December 31, 2006 and the financial year end value of stock options held by the Named Executive Officers.

Aggregated Option Exercises During the

Most Recently Completed Financial Year and Financial Year End Option Values

Name	Securities Acquired on Exercise	Aggregate Value Realized	Unexercised Options At Financial Year-End Exercisable	Value of Unexercised in the Money Options at Financial Year-End(1) Exercisable/Unexercisable
	(#)	($)	(#)	($CDN)
Ronald Shon	Nil	N/A	700,000	Nil
Chengfeng Zhou	Nil	N/A	774,000	1,000
Kathryn Witter	Nil	N/A	250,000	22,500
Guan Hai	Nil	N/A	400,000	10,000
Vivian Pu Chen	Nil	N/A	400,000	Nil

 (1)

Value using the closing price of common shares of the Company on the Exchange on December 30, 2006, being the last trading day of the Company’s shares for the financial year, of $0.65 per share, less the exercise price per share.

There were no stock options granted, and there were no stock options exercised by directors of the Company who were not Named Executive Officers, as a group, during the last financial year ended December 31, 2006.

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

Compensation of Directors

We do not compensate our directors.  None of our directors received compensation for their service as directors during the fiscal years ended December 31, 2004, 2005 or 2006.

Employment Contracts and Termination of Employment and Change-In-Control Arrangements

We have no employment contracts or arrangements between us or our subsidiaries and our directors and/or executive officers, however; we are planning to have employment contracts with key officers and employees.

C.

Board practices.

Our board of directors consists of five members, the terms of which expire at the general meeting of shareholders to be held in each year.  Directors are elected by a majority of the votes of our common shares present in person or represented by proxy at our annual meeting of shareholders and entitled to vote at such election.  Each director will hold office until his or her term expires and his or her successor has been elected and qualified.  Executive officers serve at the discretion of the board of directors.  Officers are elected at the annual meeting of the directors held immediately after the annual general meeting of shareholders.

Our only standing committees of the Board of Directors are an Audit Committee and a Compensation and Governance Committee. Both Committees are chaired by William Calvin.  Mr. Calvin and Mr. Munks are independent under the rules of the TSX Venture Exchange and would be considered independent under the rules of the American Stock Exchange.  Mr. Calvin satisfies the requirements of a financial expert under the rules of the SEC.  Our Audit Committee currently consists of three (3) individuals including Mr. Calvin and two other directors, being Jeffrey Munks, and Ronald Shon, our President and a Director.  Our Compensation and Governance Committee consists of Jeffrey Munks and William Calvin.

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

D.

Employees.

We currently have 50 full time and 6 part time employees in China and three full time management employees are employed at our principal office in Vancouver, British Columbia, Canada.

We have no collective bargaining agreements in existence in either the parent company or the subsidiaries.  We maintain good relations with our employees.

E.

Share ownership.

The following table sets forth certain information concerning the number of shares of Common Stock owned beneficially as of May 25, 2007 by: (i) each person known to us to own more than five percent (5%) of any class of our voting securities; (ii) each of our directors; and (iii) all our directors and officers as a group.  Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

TITLE OF CLASS	NAME AND ADDRESS OF BENEFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNER	PERCENT OF CLASS(1)
Directors and Executive Officers
Common Shares	C. F. Zhou, CEO & Director 1118 Cathedral Place, 925 West Georgia Street Vancouver, British Columbia V6C 3L2	7,233,426 (2)	17.75%
Common Shares	Ronald Shon, President & Director 1118 Cathedral Place, 925 West Georgia Street Vancouver, British Columbia V6C 3L2	2,357,864 (3)	5.79%
Common Shares	Kathryn Witter, CFO 1118 Cathedral Place, 925 West Georgia Street Vancouver, British Columbia, V6C 2B3	262,500 (4)	0.64%
Common Shares	Wang Li, Director 11th Floor, Prime Tower 22 Chaoyangmenwai Drive Beijing, China 100020	100,000 (5)	0.25%
Common Shares	Jeffrey Munks, Director 1118 Cathedral Place, 925 West Georgia Street Vancouver, British Columbia V6C 3L2	100,000 (6)	0.25%
Common Shares	William Calvin, Director 1118 Cathedral Place, 925 West Georgia Street Vancouver, British Columbia V6C 3L2	100,000 (7)	0.25%
Common Shares	Guan Hai, President of TTTC 3rd Floor, North Building No.3 Huayuanhutong Andingmennei Beijing, China 100009	1,140,434 (8)	3.0%
Common Shares	Vivian Pu Chen, CFO of TTTC and CEN 3rd Floor, North Building No. 3 Huayuanhutong Andingmennei Beijing, China 100009	100,000 (9)	0.25%
Common Shares	Directors and Officers as a Group (8 persons)	11,384,224 (10)	30.01%

(1)

Based on an aggregate 37,923,483 common shares outstanding as of May 25, 2007 and 2,824,000 common shares for director and officer options, the total fully diluted number of common shares (assuming full exercise of Director and Officer options only) were 40,747,482 as of May 25, 2007.

(2)

Chengfeng Zhou: Includes 774,000 share purchase options.

(3)

Ronald Shon: Includes 150,000 shares owned directly, 1,207,864 indirectly and 1,000,000 share purchase options (300,000 of which are from an individual).

(4)

Kathryn Witter: Includes 100,000 share purchase options held directly and 150,000 share purchase options held indirectly (Marketworks, Inc. – a company wholly owned by Ms. Witter.

(5)

Wang Li: Has 100,000 share purchase options.

(6)  Jeffrey  Munks: Has 100,000 share purchase options.

(7)

 William Calvin:  Has 100,000 share purchase options.

(8)

 Guan Hai: Includes 400,000 share purchase options.

 (9) Vivian Pu Chen: Has 100,000 share purchase options.

 (10)The fully diluted common shares owned by all the officers and directors as at May 25, 2007 is 11,384,224.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders.

As at May 25, 2007 we had 37,923,483 common shares issued and outstanding.  To our knowledge, no person beneficially owns, directly or indirectly or exercises control or direction over, or has a combination of direct or indirect beneficial ownership of and control or direction over, shares carrying more than 5% of the voting rights attached to our issued and outstanding common shares, as at May 25, 2007, except as follows:

TITLE OF CLASS	NAME AND ADDRESS OF BENEFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNER	PERCENT OF CLASS(1)
Common Shares	C. F. Zhou 1118 Cathedral Place, 925 West Georgia Street Vancouver, British Columbia V6C 3L2	7,233,426 (1)	17.75%
Common Shares	Ronald Shon 1118 Cathedral Place, 925 West Georgia Street Vancouver, British Columbia V6C 3L2	2,357,864 (2)	5.79%

(1)

Chengfeng Zhou: Includes 774,000 share purchase options.

(2)

Ronald Shon: Includes 1,000,000 share purchase options (300,000 of which are from an individual).

All of our common shares have identical voting rights.

B.

Related Party Transactions.

Except where described elsewhere in this Registration Statement, we have not, during the three most recently completed financial years and the subsequent period up to the date of this Registration Statement, entered into transactions or loans with any (a) enterprises that are directly or indirectly controlled by or under common control with us; (b) our associates; (c) individuals directly or indirectly owning voting right which give them significant influence over us or close members of their respective families, (d) our directors, senior management or close members of their respective families or (e) enterprises in which a significant voting is held or significantly influenced by any of the foregoing individuals (a “Related Party”), except as follows:

C. F. Zhou and Ronald Shon each receive salary and compensation as officers of the Company. Ms. Witter, an officer of the Company receives compensation through a wholly owned company.  See, “Compensation.”  Except for salaries paid to C. F. Zhou and Ronald Shon, we have not entered into any transactions with related parties in excess of $60,000 through May 25, 2006.

Lanch Holdings Ltd (“Lanch”) is a real estate company in Vancouver, British Columbia, Canada.   Lanch is controlled by an immediate family member of a director/officer of the Company.  During the year ended December 31, 2005, the Company repaid an advance of $8,788 (2004 - $42,484), (2006 – Nil) to Lanch.  The advances were non-interest bearing and have been repaid..

BDR Investments Ltd (“BDR”) is a real estate company in Vancouver, British Columbia, Canada.  BDR is controlled by Ronald Shon, a director/officer of the Company.  During the year ended December 31, 2006, the Company incurred an expense of $19,423 (2005 - $17,538), (2004 - $21,048) in office rent and parking to BDR.   Since September 2002, China Education’s head office has been sharing the office space with BDR.

Beijing Anli Information and Consulting Company (“Anli”) and its major shareholder are shareholders of the Company.  In 2003, the Company advanced funds of $153,501 (RMB 1,200,000).  A loan agreement was signed on October 28, 2003 for a one year term, non-interest bearing.  This loan agreement has been extended on its anniversary dates for further one year terms and currently comes due on October 31, 2007.  The loan is collateralized by shares of the Company owned by Anil.  The Company’s subsidiary, CEN Smart rents its office space from Anli and paid rent of $20,354 (2005 - $20,100; 2004 - $19,850) in 2006.

During the year ended December 31, 2006, he Company paid Marketworks, Inc. $52,795 (2005 - $11,133) (2004 - $4,500) a wholly owned corporation of Kathryn Witter.  Remuneration prior to June 30, 2006 was for consulting work, and after June, 2006 for her acting as an executive officer of the Company.

During the year ended December 31, 2004, an officer advanced $7,118 to the Company.  This amount has since been repaid.

Other than disclosed above, no Related Party is or has been indebted to us or our subsidiaries since December 31,  2003.  There is no management, consulting, lease or other agreements in which our management, directors or subsidiaries are parties.

C.

Interests of Experts and Cousel.

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information.

Attached hereto, in Item 17 “Financial Statements”, are our audited consolidated financial statements that cover the latest three financial years, together with related notes and schedules and the auditors’ report.  See Item 17 Financial Statements.

Legal Proceedings

To our knowledge, there are no currently pending or threatened legal proceedings that could have a material effect on our business, results of operations or financial condition.

Dividend Policy

We have never declared or paid any cash dividends on our common shares.  Currently the Company has a policy of investing its earnings (if any) in expansion of its business, we do not anticipate paying cash dividends on the common shares for the foreseeable future.  Future dividends on the common shares will be determined by the Board of Directors in light of circumstances existing at the time, including our earnings and financial condition.  There is no assurance that dividends will ever be paid.

B.

Significant Changes

No significant changes have occurred since the date of the most recent interim financial statements included in this Registration Statement.

ITEM 9. THE OFFER AND LISTING.

A.

Offer and Listing Details.

We have authorized capital of unlimited voting common shares without par value and 20,000,000 preferred shares.  No preferred shares have been issued to date and we have 37,923,483 common shares issued.  Our shares trade on the TSX Venture Exchange (“TSX-V”).  Our common shares trade under the symbol “CHN.”  The price information is as follows (in Canadian dollars):

Year	High (CDN$)	Low (CDN$)	Volume
Annual High Low
2006	2.21	0.51	13,971,917
2005	0.92	0.35	7,182,561
2004*	0.72	0.09	22,563,536
2003	0.23	0.09	33,059,464
2002	0.60	0.01	12,689,357
2001	2.87	0.25	12,762,235
Quarterly High Low
2004*
1st quarter	0.18	0.13	8,123,067
2nd quarter	0.18	0.12	5,183,307
3rd quarter	0.17	0.11	5,134,434
4th quarter	0.72*	0.09	4,122,728
2005
1st quarter	0.64	0.46	1,178,292
2nd quarter	0.59	0.40	1,191,513
3rd quarter	0.50	0.35	547,920
4th quarter	0.92	0.36	4,264,836
2006
1st quarter	1.75	0.70	4,857,501
2nd quarter	2.21	1.06	5,494,767
3rd quarter	1.19	0.79	1,861,263
4th quarter	1.07	0.51	1,758,386
Source: www.stockwatch.com

*Prices adjusted to give effect to a 1:5 share consolidation (December 2004)

Monthly High/Low	High CDN $	Low CDN$	No. of shares
April 2007	0.88	0.45	517,785
March 2007	0.57	0.50	131,985
February 2007	0.56	0.485	455,794
January 2007	0.65	0.42	374,093
December 2006	0.75	0.51	707,774
November 2006	0.85	0.61	479,139
October 2006	1.07	0.75	591,473
September 2006	1.12	0.79	608,507

Source: www.stockwatch.com

On May 25, 2007, the closing price of our common shares was CDN$0.69.  As of May 25, 2007, we had approximately 2,000 shareholders of record. The Company has approximately 455 U.S. shareholders.

As of the date of this Registration Statement, there is no U.S. public market for our shares and there can be no assurances as to the establishment or continuity of any such market.

B.

Plano f distribution.

Not Applicable.

C.

Markets.

Our Common Shares are quoted in Canada on the TSX Venture Exchange, under the trading symbol “CHN”.

D.

Selling shareholders.

Not Applicable.

E.

Dilution

Not Applicable.

F.

Expenses of the issue.

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION.

A.        Share capital.

The authorized share capital of the Company consists of an unlimited number of common shares with no par value and 20,000,000 preferred shares with no par value.  There are no unusual rights or restrictions attached to that class.  On December 31, 2006, the company had issued and outstanding a total of 37,923,482 common shares and no preferred shares and as of the date of this statement, May 25, 2007, we have 37,923,482 common shares outstanding and no preferred shares.  All of the issued common shares are fully paid and not subject to any future call or assessment.

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

Stock Options and Warrants

As of May 25, 2007, 3,174,000 options were outstanding with weighted average exercise prices ranging from US $0.56 to US $0.78 per share.

The following table provides details of options outstanding at May 25, 2007.

Expiry Date	Exercise Price CDN $	Number of Shares
April 14, 2008	$1.05	1,150,000
April 13, 2009	$0.90	100,000
February 15, 2010	$0.75	200,000
February 15, 2010	$0.60	20,000
October 11, 2010	$0.50	150,000
October 20, 2010	$1.05	200,000
October 20, 2010	$0.65	650,000
September 11, 2010	$1.05	704,000
Total		3,174,000

As of May 25, 2007 we have 499,897 warrants to purchase our common stock with exercise prices ranging from CDN $0.72 to CDN $1.14 per share (US $0.58 - $0.94).  The warrants expire January 17, 2008.

Stock Option Plan

We had three option plans approved by the shareholders.  These option plans were dated March 31, 2000, August 17, 2000 and February 21, 2003.  The March 31, 2000 and the August 17, 2000 plans allowed for the issuance of 1,000,000 options each, while the February 21, 2003 plan allowed for the issuance of 380,000 options.  The February 21, 2003 plan was subsequently amended in February 2007 (the “10% Rolling Stock Option Plan”). Under the terms of the 10% Rolling Stock Option Plan, which encompasses and subsequently replaces the March 31 and August 17th  plans, the maximum number of Common Shares which may be granted under the 10% Rolling Stock Option Plan, would be equal to 10% of the issued and outstanding Common Shares as of the date of grant (on a non-diluted basis.)

B.        Memorandum and articles of association.

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

General Meeting

We must hold an ordinary general meeting of our shareholders at least once every calendar year at a time and place determined by our directors and not later than 13 months after the preceding ordinary general meeting, unless extended by the Registrar of Companies upon application made under the Business Corporations Act.  Our Chair, President and Chief Executive Officer, Chief Financial Officer or directors may at any time convene a special general meeting, and our directors, upon the requisition of shareholders in accordance with the Business Corporations Act, shall proceed to convene the meeting or meetings to be held at such time and place as the directors determine. The requisition shall state the objects of the meeting requested, be signed by the requisitionist and deposited at our registered office.

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

C.        Material contracts.

The following are the material contracts which we, or any of our subsidiaries, have entered into in the last two years immediately prior to date of this Registration Statement (we deem material contracts to be those which bear costs to the Company in excess of $150,000 per annum or may have significant impact on the success of our business):

Agreement	Description
Cooperation agreement between Today’s Teachers Technology and Culture Ltd. (TTTC) and the Basic Education Curriculum Development Centre of the Ministry of Education dated May 30, 2005

The Cooperation agreement between Today’s Teachers Technology and Culture Ltd. (TTTC) and the Basic Education Curriculum Development Centre of the Ministry of Education (MOE) dated May 30, 2005 is an agreement whereby the MOE will provide guidance to TTTC regarding the www.cersp.com internet portal.  In exchange for this guidance TTTC will provide the MOE with naming rights to the internet portal and RMB 1.2 million annually.

Promissory Note for $500,000 payable to Wild Coyote Securities

The promissory note in favor of Wild Coyote Securities dated March 16, 2004 evidencing a loan from Wild Coyote Securities for the sum of $500,000.  The loan bears interest at 8% per annum.  This loan was repaid as at December 31, 2005

Share Purchase Agreement between Northern Education Book Ltd. (NEB), Ansheng Zeng, Xiaodong Gao and Chenggang Zhou and CEN Smart Networks Ltd. and Cuiping Zhuang, dated April 24th, 2006

The Share Purchase Agreement dated April 24, 2006 is the agreement whereby the Company’s operating subsidiary CEN Smart sold its 80% interest in NEB for for $1.07 million (C$1.2 million).  The acquisition price was paid in cash proceeds of $722,981.  The remaining proceeds comprise a one year promissory note of $351,930 (C$400,000) held by CEN Smart.

Letter of Commitment between Today’s Teachers Technology & Culture Ltd. (TTTC) and the China Education Academic Society (CEA) dated September 20, 2006	The acquisition has completed in accordance to the agreement, the Company is required to an aggregate of RMB 790,000 (US$99,788) on or before December 31, 2009.
For additional contracts and agreements the reader is encouraged to read ”CERSP Collaborations” found on pages 26 and 27 of this document and the Exhibits forming part of this registration statement.

D.        Exchange controls.

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

E.        Taxation.

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

DISPOSITION OF COMMON SHARES

A Holder who disposes of a common share, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted “taxable Canadian property” as defined by the Act. Generally, a common share will not constitute taxable Canadian property of a Holder unless he held the common shares as capital property used by him carrying on a business (other than an insurance business) in Canada, or he or persons with whom he did not deal at arm’s length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company. The disposition of a common share that constitutes “taxable Canadian property” of a Holder could also result in a capital loss, which cannot be used to reduce all taxable income (only that portion of taxable income derived from a capital gain).

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

U.S. Federal Income Tax Consequences

The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of Common Shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  Each U.S. Holder is encouraged to consult his own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (“IRS”), published administrative positions of the IRS,  and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Annual Report.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own, directly or indirectly, 10% or more, by voting power or value, of the outstanding shares of the Company.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

If an entity that is classified as partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners).  Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current and accumulated “earnings and profits” of the Company.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares.  (See more detailed discussion at “Disposition of Common Shares” below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning after December 31, 2002 and before January 1, 2009, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such Common Shares will not be entitled to receive such dividend).

The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of a recognized Income Tax Convention with the U.S.,, or (c) the Common Shares are readily tradable on an established securities market in the U.S.  Under a notice published by the IRS, stock will be considered as “readily tradable on an established securities market in the U.S.” if such stock is listed on a national securities exchange that is Common under section 6 of the Securities Exchange Act of 1934 or on the Nasdaq Stock Market.  The IRS announced in that notice that it is considering the treatment of dividends paid with respect to stock listed only in a manner that does not satisfy this definition of “readily tradable on an established securities market in the U.S.,” such as stock that is traded on the OTC Bulletin Board or on the electronic pink sheets.

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

As discussed below, the Company does not believe that it was a “passive foreign investment company” for the taxable year ended December 31, 2006, and does not expect that it will be a “passive foreign investment company” for the taxable year ending December 31, 2007.  (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders” below).  However, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its “passive foreign investment company” status or that the Company will not be a “passive foreign investment company” for the current or any future taxable year.  Accordingly, although the Company expects that it may be a QFC, there can be no assurances that the IRS will not challenge the determination made by the Company concerning its QFC status, that the Company will be a QFC for the current or any future taxable year, or that the Company will be able to certify that it is a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

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

Dividends Received Deduction

Dividends paid on the Common Shares generally will not be eligible for the “dividends received deduction.”  The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of.  Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year.  Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules.   (See more detailed discussion at “Foreign Tax Credit” below).

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

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) foreign income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such foreign income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

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

Information Reporting; Backup Withholding Tax

Payments made within the U.S., or by a U.S. payor or U.S. intermediary, of dividends on, and proceeds arising from certain sales or other taxable dispositions of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

If the Company is a “controlled foreign corporation” or a “passive foreign investment company” (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

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

If the Company is a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder’s pro rata share of the “subpart F income” (as defined in Section 952 of the Code) of the Company and (b) such 10% Shareholder’s pro rata share of the earnings of the Company invested in “United States property” (as defined in Section 956 of the Code).  In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the “earnings and profits” of the Company that are attributable to such Common Shares.  If the Company is both a CFC and a “passive foreign investment company” (as defined below), the Company generally will be treated as a CFC (and not as a “passive foreign investment company”) with respect to any 10% Shareholder.

The Company does not believe that it has previously been, or currently is, a CFC.  However, there can be no assurance that the Company will not be a CFC for the current or any future taxable year.

Passive Foreign Investment Company

The Company generally will be a “passive foreign investment company” under Section 1297 of the Code (a “PFIC”) if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the average percentage of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a “controlled foreign corporation” or makes an election).  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.  In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).  A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any “excess distribution” (as defined in Section 1291(b) of the Code) paid on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Shares.  The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year.  A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

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

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are “marketable stock” (as defined in Section 1296(e) of the Code).  A U.S. Holder that makes a Mark-to-Market Election will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such Common Shares.  A U.S. Holder that makes a Mark-to-Market Election will, subject to certain limitations, be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Common Shares over (b) the fair market value of such Common Shares as of the close of such taxable year.

The Company does not believe that it was a PFIC for the taxable year ended December 31, 2006, and does not expect that it will be a PFIC for the taxable years ending December 31, 2007.  There can be no assurance, however, that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company will not be a PFIC for the current or any future taxable year.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

F.        Dividends and paying agents.

Not Applicable.

G.        Statement by experts.

The financial statements of the Company as of December 31, 2006, 2005 and 2004 and for each of the years in the period ended December 31, 2006, included in this registration statement, have been audited by Ernst & Young LLP, an independent registered accounting firm as stated in their report appearing elsewhere in this document and which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in note 1 to the consolidated financial statements.

H.        Documents on display.

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

100 F Street, NE

Washington, DC 20549

You can also obtain copies of this material by mail from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549, at prescribed rates.  Additionally, copies of this material may also be obtained from the Securities and Exchange Commission's internet site at http://www.sec.gov.  The Commission's telephone number is 1-800-SEC-0330.

Copies of the above material contracts may be inspected at the offices of the Company at 1118 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia V6C 3L2, during normal business hours.

I.        Subsidiary Information.

As of May 25, 2007, we have the following subsidiaries (with their jurisdictions of incorporation noted):

•

CEN China Education Network Ltd., which is wholly owned and was incorporated under the Company Act (British Columbia) on March 10, 2000.

•

China Education International Inc. and CEN China Education Overseas Corporation (“CEN Overseas”), each of which is directly or indirectly wholly owned and incorporated in the British Virgin Islands.

•

CEN Smart Networks Ltd. (“CEN Smart”), a 90% owned subsidiary of CEN Overseas, which was established in China on April 24, 2001.  We acquired our interest in CEN Smart in an arms’ length transaction.  The remaining 10% interest is owned by Beijing Anli Consulting Company Ltd., a private Chinese company engaged in the business of providing business advisory services and investments.  Beijing Anli Consulting Company Ltd., is a shareholder of the Company but is not an affiliate of China Education or any of our subsidiaries.

•

Today’s Teachers Technology & Culture Ltd. (“TTTC”) was established in China and is an 87% owned subsidiary of CEN Smart and a 13% owned subsidiary of CEN China Education Overseas Corporation.  We acquired our interests in TTTC in three separate transactions.  On August 1, 2002, CEN Smart acquired a 70% interest in TTTC and on December 16, 2004, CEN Smart acquired an additional 17% interest in TTTC.  CEN acquired the remaining 13% interest in TTTC which was held by the China Education Association effective as at October, 2006.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The Company has included the following disclosure under Item 11.  Our revenue and expenses in China are in Chinese Renminbi.  At our head office location, we do not generate any revenue and the majority of our expenses are in Canadian dollars.  Our reporting currency is US dollars.  Thus, our revenues and operating results may be impacted by exchange rate fluctuations in the currencies of China, Canada, and the United States.  We have not tried to reduce our exchange rate expenses by using hedging transactions.  However, we may do so in the future.  We may not be able to do this successfully and, as a result, we may experience negative impacts on earnings as a result of foreign exchange fluctuations.

The following is a table which shows the impact, over the next 12 months, of a 10% change in the value of the RMB versus the $US on our material financial obligations as at December 31, 2006:

1.	Annual rental expense	713,772 RMB
	Expense at December 31,2006 exchange rate (1 RMB = $0.1281 US)	$91,434 U.S.
	Expense with RMB 10% higher (1 RMB = $0.1409 US)	$100,570 U.S.

2.	Accounts payable	13,763,253 RMB
	At December 31, 2006 exchange rate (1RMB = $0.1281 US)	$1,763,073 U.S.
	At RMB 10% higher (1 RMB = $0.1409 US)	$1,939,242 U.S.

3.	Tax payable	12,394,934 RMB
	Tax payable at December 31, 2006 exchange rate (1RMB = $0.1281 US)	$1,587,791 U.S.
	At RMB 10% higher (1RMB = $0.1409 US)	$1,746,446 U.S.

The following is a table which shows the impact of a 10% change in the value of the Canadian dollar versus the $US, on our material financial obligations at head office as at December 31, 2006:

1.	Annual rental expense	$21,600 CDN
	Expense at December 31, 2006 exchange rate ($1 CDN = $0.8581 U.S.)	$18,535 U.S.
	Expense with CDN 10% higher ($1 CDN = $0.9439 US)	$20,388 U.S.

2.	Accounts payable	$60,351 CDN
	At December 31, 2006 exchange rate ($1 CDN = $0.8581 US)	$51,787 U.S.
	At CDN 10% higher ($1 CDN = $0.9439 US)	$56,965 U.S.

Source: Exchange rates www.bankofcanada.ca

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

Not Applicable

ITEM 16.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not Applicable.

ITEM 16B. CODE OF ETHICS

Not Applicable.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not Applicable.

ITEM 16D. EXEMPTIONS FROM THE LISTINGS STANDARD FOR AUDIT COMMITTEES

Not Applicable.

ITEM 17. FINANCIAL STATEMENTS.

We are furnishing the following financial statements and reports:

Audited Financial Statements including:

Consolidated Balance Sheets at December 31, 2006 and 2005

Consolidated Statements of Operations and Deficit for the years ended December 31, 2006, 2005 and 2004

Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004

Notes to the Consolidated Financial Statements

All financial statements herein, unless otherwise stated, have been prepared in accordance with Canadian GAAP.  These principles, as they pertain to our financial statements, differ from U.S. GAAP in a number of material respects, which are set out elsewhere herein.  Reference is made to Note 19 in our audited consolidated financial statements for an explanation of all material differences between Canadian GAAP and U.S. GAAP as they pertain to us.

Consolidated Financial Statements

China Education Resources Inc.

(formerly China Ventures Inc.)

(Expressed in United States Dollars)

Years ended December 31, 2006 and 2005

  REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors of

China Education Resources Inc.

We have audited the consolidated balance sheets of China Education Resources Inc. as at December 31, 2006 and 2005, and the related consolidated statements of operations and deficit and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2006 and 2005 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with Canadian generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company’s recurring net losses raises substantial doubt about its ability to continue as a going concern. Management’s plan as to these matters is described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada,

/s/ Ernst & Young

March 5, 2007, except for Note 19

Chartered Accountants

As to which the date is May 23, 2007

China Education Resources Inc.

CONSOLIDATED BALANCE SHEETS

[See note 1 - Basis of presentation]

As at (Expressed in U.S. Dollars)	31-Dec-06	31-Dec-05
	$	$
ASSETS
Current
Cash and Cash Equivalents (note 4)	2,562,771	2,813,802
Accounts receivable (note 5)	406,647	1,551,314
Due from related parties (note 10)	-	3,428
Inventory	151,200	150,329
Prepaid expenses & deposits	86,774	40,669
Assets of discontinued operations (note 14)	-	515,457
Total current assets	3,207,392	5,074,999
Due from related parties (note 10)	153,501	180,841
Long term other receivable (note 6)	582,190	945,081
Assets of discontinued operations (note 14)	-	1,073,619
Future income tax asset (note 15)	-	141,148
Equipment and website development costs (note 8)	3,145,365	1,770,010
Goodwill (note 2)	2,802,128	2,713,310
Total assets	9,890,576	11,899,008
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	1,826,632	2,370,958
Income tax payable	1,587,791	1,335,287
Liabilities of discontinued operations (note 14)	-	1,106,029
Loans payable (note 11)	13,688	25,566
Total current liabilities	3,428,111	4,837,840
Future income tax liability (note 15)	439,004	485,825
Long-term payable (note 7)	38,910	-
Total liabilities	3,906,025	5,323,665
Non-controlling interest	132,659	778,120
Commitments (note 9)
Shareholders’ equity
Share capital (note 12)	25,886,237	23,788,700
Contributed surplus (note 13)	999,965	621,127
Cumulative translation adjustment	125,184	(21,497)
Deficit	(21,159,494)	(18,591,107)
Total shareholders' equity	5,851,892	5,797,223
Total liabilities and shareholders’ equity	9,890,576	11,899,008

See accompanying notes to consolidated financial statements.

China Education Resources Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS
AND DEFICIT

(Expressed in U.S. Dollars)
	2006	2005	2004
For the years ended December 31,	$	$	$

REVENUE
Sales	1,435,581	6,016,587	4,511,321
Cost of sales	1,210,001	3,521,689	2,977,735
Gross profit	225,580	2,494,898	1,533,586

EXPENSES
Selling and General and administrative (note 10)	1,838,385	1,181,716	1,200,428
Amortization (note 8)	115,227	69,895	71,488
Bad debts	656,141	361,681	36,202
Impairment of investment in ESL project	-	68,787	36,201
Stock-based compensation (note 13)	585,304	91,039	124,856
	3,195,057	1,773,118	1,469,175
Profit (loss) before other earnings (expense) and income taxes	(2,969,477)	721,780	64,411
Other income (expense)	99,492	(23,617)	4,915
(Loss) income before items listed below	(2,869,985)	698,163	59,496
Total income tax expense (note 15)	231,234	897,464	740,379
Loss before non-controlling interest and discontinued operations	(3,101,219)	(199,301)	(671,053)
Non-controlling interest – share of (income) loss	288,444	(135,095)	(63,280)
Net loss from continuing operations	(2,812,775)	(334,396)	(734,333)
Gain (loss) from discontinued operations (note 14)	244,388	(376,027)	(408,768)
Loss for the year	(2,568,387)	(710,423)	(1,143,101)
Deficit, beginning of year	(18,591,107)	(17,880,684)	(16,737,583)
Deficit, end of year	(21,159,494)	(18,591,107)	(17,880,684)
Earnings (loss) per share – basic and diluted
-Continuing operations	(0.0762)	(0.0104)	(0.0248)
Loss (profit) from discontinued operations	0.0066	(0.0116)	(0.0138)
Loss for the year	(0.0696)	(0.0220)	(0.0386)
Basic and diluted weighted average number of shares outstanding	36,886,587	32,290,264	29,635,670

China Education Resources Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars)
	2006	2005	2004
For the years ended December 31,	$	$	$

OPERATING ACTIVITIES
Net loss from continuing operations	(2,812,775)	(334,396)	(734,333)
Items not involving cash
Amortization	115,227	69,895	71,488
Bad debt	656,141	361,681	36,202
Loss on disposal - equipment	-	16,781	12,174
Stock-based compensation	585,304	91,039	124,856
Impairment of investment	-	68,787	36,201
Future income tax expense	184,286	248,925	-
Non-controlling interest	(288,444)	135,095	63,280

Changes in non-cash operating working capital
Accounts receivable	947,896	(525,655)	(498,371)
Inventory	3,972	135,831	(54,470)

Prepaid expenses and deposits	(43,921)	24,174	(40,240)
Accounts payable and accrued liabilities	(566,699)	258,659	1,080,742
Income tax payable	252,504	722,539	708,500
Cash provided by (used in) operating activities	(966,509)	1,273,355	806,029

INVESTING ACTIVITIES
Advances to employees	-	-	(63,726)
Additions to equipment and website development costs	(1,865,003)	(1,428,594)	(351,101)
Advances to related parties	3,473	(8,079)	(30,173)
Proceeds on sale of NEB	722,981	-	-
Loan receivable	-	(465,989)	(479,092)
Cash used in investing activities	(1,138,549)	(1,902,662)	(924,092)

FINANCING ACTIVITIES
Issue of common shares	1,891,071	2,393,894	709,333
Common share issue costs and finders fees	-	(64,196)	(1,165)
Dividend to non-controlling interest	-	(36,621)	-
(Repayment of) proceeds from advances from related parties	-	(54,233)	13,823
Repayment of automobile loan	(11,878)	(14,076)	(20,329)
Proceeds from minority shareholder loans	-	-	(128,843)
(Repayment of) proceeds from promissory note	-	(500,000)	500,000
Cash provided by financing activities	1,879,193	1,724,768	1,072,819
Exchange loss on cash and cash equivalents	(25,166)	(1,009)	(35,213)
Increase (decrease) in cash and cash equivalents	(251,031)	1,094,452	919,543
Cash and Cash equivalent beginning of year	2,813,802	1,719,350	799,807
Cash and Cash equivalent end of year	2,562,771	2,813,802	1,719,350

Supplemental disclosure of cash flow information
Interest paid	7,066	129,798	282
Taxes paid	26,335	15,384	31,879

See accompanying notes

Please refer to note 14 for the cash flow detail of the discontinued operations and see accompanying notes to consolidated financial statements.

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

Nature of business

China Education Resources Inc. with its subsidiaries (“China Education” or the “Company”), distributes educational textbooks and materials developed by the Company to bookstores and schools in China. During the fiscal year ended 2006, the Company began transitioning its business from its traditional textbook distribution business and began focusing all of its efforts and resources on the development of an education internet portal which will provide educational content, resources and training programs to its users.

The Company was incorporated under the laws of the Company Act, British Columbia on August 27, 1997. On December 16, 2004, the Company changed its name from China Ventures Inc. to China Education Resources Inc.

Basis of presentation

These consolidated financial statements are presented in United States dollars and have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

Going concern

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

The Company has incurred a net loss of $2,568,387 for the year ended December 31, 2006 [2005 - $710,423; 2004 - $1,143,101] and at December 31, 2006 has an accumulated deficit of $21,159,494 [2005 - $18,591,107; 2004 - $17,880,684]

The Company’s future business plan focuses on the operation of an internet education portal. The ability of the Company to continue as a going concern is dependant upon the Company’s ability to successfully complete the development of its internet education portal, achieving acceptance and a profitable level of operations for the internet education portal and on the ability of the Company to obtain necessary financing to fund the Company’s future business plan. The Company is currently reviewing its financing options in anticipation of raising additional capital during 2007.  The outcome of these matters cannot be predicted at this time.  These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the company be unable to continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries:

[i]

CEN China Education Network Ltd. (“CEN Network”), which is wholly owned and is incorporated under the Company Act (British Columbia). This company is inactive.

[ii]

China Education International Inc. and CEN China Education Overseas Corporation are wholly-owned and are incorporated in the British Virgin Islands. All companies are inactive.

[iii]

CEN Smart Networks Ltd. (“CEN Smart”), a 90% owned subsidiary of CEN China Education Overseas Corporation, which was established in China on April 24, 2001.

[iv]

Today’s Teachers Technology & Culture Ltd. (“TTTC”) was acquired on August 1, 2002 as a 70% owned subsidiary of CEN Smart. On September 23, 2004, China Education, through CEN Smart, acquired an additional 17% interest in TTTC. As at 2005, the Company’s effective ownership interest in TTTC is 78.3%.  On September 30, 2006, China Education, through CEN Smart, acquired the remaining 13% in TTTC [note 7].  As at December 31, 2006, the Company’s effective ownership interest in TTTC is 90%.

[v]

Northern Education Books Ltd. (“NEB”) was acquired on September 26, 2003 which was an 80% owned subsidiary of CEN Smart until its sale on April 25, 2006  [note 14].

All significant intercompany transactions and balances have been eliminated.

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Use of estimates and measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the years reported. Actual results could differ from these estimates.  The most significant estimates included in these consolidated financial statements are the valuation of website development cost, future income tax assets, accounts receivable provision and impairment assessments of website development cost and goodwill.  Actual results could differ from the estimates used.

The company is currently focused on developing an education internet portal which aims to provide online training, educational content and resources to its users. Management currently expect the portal business will generate the majority of the company's revenue in the near future. The recoverability of website development cost and management assessment that goodwill is not impaired is currently supported by management's best estimate of projected cash flows from the new portal business. Because the internet portal business has not yet reached commercial stage, the actual results are highly uncertain and could differ significantly from management's estimates resulting in significant adjustment to the carrying value of website & internet portal and goodwill.

Cash and Cash Equivalent

The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Accounts Receivable

The Company extends unsecured credit to its customers in the ordinary course of business but mitigates the associated risks by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is established and recorded based on management's assessment of the credit history with the customer and current relationships with them.

Inventory

Inventories, which consist of printed books and other education materials, are valued at the lower of cost and net realizable value, with cost being determined on a weighted average basis.

Equipment

Capital assets are recorded at cost. Amortization is provided for over the estimated useful life of the assets commencing when the asset is brought into use, using the following method and annual rates:

Computer equipment

2 – 5 years straight line

Software

2 years straight line

Office equipment

5 years straight line

Motor vehicles

3 - 5 years straight line

Website development costs are expensed as incurred unless they meet specific Canadian GAAP criteria for capitalization. Capitalized website development costs are recorded at cost, net of cost recovery from incidental revenues and are amortized when brought into use over the expected useful life on a straight line basis.

An impairment loss is recognized when the undiscounted cash flows expected from use and eventual disposition of an asset are less than the carrying value of the asset. An impairment charge is recorded to reduce the carrying value of the asset to its fair value.

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d)

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

Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the identifiable assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the synergies of the business combination. When the net of the amounts assigned to identifiable net assets exceeds the cost of the purchase (“negative goodwill”), the excess is eliminated, to the extent possible, by a pro-rata allocation to certain non-current assets, with the balance presented as extraordinary gain.

Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Impairment is assessed through a comparison of the carrying amount of the reporting unit with its fair value. When the fair value of a reporting unit is less than its carrying amount, goodwill of the reporting unit is considered to be impaired. Any impairment of goodwill will be expensed in the period of impairment.

Revenue recognition

Sales from product sales are recognized when title and risk are transferred and payments are received or rights to receive consideration are obtained and collection of consideration is reasonably assured. Revenues received in advance of these criteria are deferred until future periods.

Sales from distribution and consulting services are recognized when services are rendered and payments are received or rights to receive consideration are obtained and collection of consideration is reasonably assured. Revenues received in advance of these criteria are deferred until future periods.  Sales from distribution and consulting services are not material.

Interest income is recognized when earned.

Foreign currency translation

The Company’s reporting currency is the US dollar. All of the Company's operating subsidiaries are located in China. They are considered to be self sustaining operations and their functional currency is RMB. Parent company’s functional currency is Canadian dollar. Accordingly, the financial statements are translated to the U.S. dollar using the current rate method. Under the current rate method, amounts are translated using the current rates of exchange for assets and liabilities and using average rates for the year for revenues and expenses. Gains or losses resulting from these translation adjustments are deferred in a separate component of shareholder’s equity (“cumulative translation adjustment”) until there is a realized reduction in the parent’s net investment in the foreign operations.

Stock-based compensation

The Company adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments (“CICA 3870”) with respect to the recognition, measurement, and disclosure of all stock-based compensation and other stock-based payments to employees and non-employees. Stock-based compensation granted to employees and non-employees is expensed at the fair value as determined using the Black-Scholes option valuation model.

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d)

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

Loss per share

Basic loss per share is calculated using the weighted-average number of shares outstanding during the year. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Diluted loss per share is equal to the basic loss per share for the periods presented because common stock equivalents consisting of options and warrants (note 12) to acquire common shares that are outstanding at December 31, 2006, 2005 and 2004 are anti-dilutive, however, they may be dilutive in future.

3. COMPARATIVES

a)

Discontinued operations

In 2006 the Company finalized the disposition of one of its wholly owned Chinese subsidiaries, NEB.  In accordance with the CICA Handbook Section 3475 its financial position, results of operations and cash flows have been presented as discontinued operations (seen note 14).

b)

Certain 2005 and 2004 comparative figures have been reclassified to conform to the financial statement presentation adopted for 2006.

4. CASH AND CASH EQUIVALENTS

	2006	2005
	$	$

CDN dollar bank account [i]	1,645,737	702,680
USD dollar bank account	157,146	18,785
Chinese RMB bank account [ii]	759,888	2,092,337
	2,562,771	2,813,802

[i] Canadian dollar bank account represented the local currency of C$1,919,555 [2005 – C$819,339].

[ii]Chinese RMB bank account represented the local currency of RMB 5,946,000 [2005 - RMB 17,024,000].

5. ACCOUNTS RECEIVABLE

	2006	2005
	$	$

Trade receivables	355,623	702,680
Other receivables	280,181	18,785
Bad debt provision	(229,157)	2,092,337
	406,647
Proceeds to be received for the private placement issued		363,887
on December 20, 2005
	406,647	1,551,314

6. LONG-TERM OTHER RECEIVABLE

Loan due from Shengshi Education Service Company (“Shengshi”) [I]	976,015	945,081
Bad debt provision	(393,825)
	582,190	945,081

[i]

Shengshi is a non-related business partner of one of the Chinese subsidiaries.  The total loan due from Shengshi was $976,015 (RMB 7,630,000) of which $507,835 (RMB 3,970,000) was non-interest bearing and was due September, 2006, $168,852 (RMB 1,320,000) was bearing 10% interest and was due on June 2006 (December 31, 2005 – 10%) and $299,328 (RMB 2,340,000) was bearing 10% interest and was due on August 2006 (December 31, 2005 – 10%).  Of the total loan, RMB 4,551,269 was collateralized by the shares of the Company owned by Beijing Anli Information and Consulting Company (“Anli”) and a shareholder of the Company. In 2006, management determined the collectibility of this loan became uncertain. In light of this uncertainty management set up a provision of $393,825 [RMB3,078,731] for the portion of the loan that is unsecured and did not accrue the interest income.

7. BUSINESS ACQUISITIONS

Today’s Teachers Technology & Culture Ltd. (“TTTC”)

On August 1, 2002, the Company, through CEN Smart (a 90% owned subsidiary), acquired a 70% interest in TTTC, a distributor of educational products based in China. As a result of a net liability position of the non-controlling interest at the time of acquisition, no allocation of net assets was made to the non-controlling interest.  However, the non-controlling interest has immediate claim to future profits, based on interest percentage, from the date of acquisition.  On September 23, 2004, the Company, through CEN Smart, acquired an additional 17% interest in TTTC to increase its effective ownership interest in TTTC to 78.3%.

In 2004, the aggregate purchase price of $206,805 for the additional 17% interest in TTTC was satisfied with 400,000 of the Company’s common shares valued at $0.52 per share.  The common shares of the Company were valued based on the average market price of the company’s common shares over the five day period before and after the date the terms of the acquisition were agreed.  The allocation of the purchase price to the additional 17% of assets acquired and liabilities assumed, at fair values on September 23, 2004 is as follows:

$
Assets acquired
Current assets	419,342
Property and equipment	9,154
Goodwill [note 10]	292,686
Total assets acquired	721,182
Liabilities assumed
Current liabilities	514,377
Total liabilities assumed	514,377
Net assets acquired	206,805
Financed by
Issuance of common shares	206,805
Total purchase price	206,805

On September 30, 2006, the Company through CEN Smart, acquired the remaining 13% in TTTC.  As at December 31, 2006, the Company’s effective ownership interest in TTTC is 90%.

The aggregate purchase price for acquiring the additional 13% interest in TTTC was $99,788 [RMB 790,000] cash payable over four years with $25,263 [RMB 200,000] paid in March 2007, $25,263 [RMB 200,000] due on or before December 31, 2007, $25,262 [RMB 200,000] due on or before December 31, 2008 and $24,000 [RMB 190,000] due on or before December 31, 2009. The cash payment after discounting at 10% over the payment term was $87,140.

7. BUSINESS ACQUISITIONS (cont'd)

As a part of the purchase agreement, the Company was also discharged from the non-controlling interest shareholder’s share of earnings of TTTC accumulated from prior years totaling $357,018. This step acquisition has been accounted for by the purchase method with the fair value of the consideration paid being allocated to the fair value of the identifiable assets acquired and liabilities assumed as follows:

$
Assets acquired
Current assets (including cash of $91,000)	304,777
Equipment	7,804
Website development cost	27,301
Total assets acquired	339,882
Liabilities assumed
Current liabilities	606,966
Total liabilities assumed	2,794
Net liabilities assumed	(269,878)
Cash consideration (of which $38,910 is due after 2007)	87,140
Discharge of non-controlling interest in accumulated share of earnings	(357,018)
Excess of discharge non-controlling interest in accumulated share of earnings over cash consideration	(269,878)

8. EQUIPMENT AND WEBSITE DEVELOPMENT COST

	Cost	Accumulated amortization	Net book value
	$	$	$
2006
Computer equipment	316,110	107,614	208,496
Software	70,398	70,398	-
Office equipment	88,142	28,961	59,181
Motor vehicles	398,442	164,964	233,478
Website development costs (note 2)	2,644,210	-	2,644,210
	3,517,302	371,937	3,145,365

	Net book Cost	Accumulated amortization	Net book value
	$	$	$
2005
Computer equipment	150,699	127,558	23,141
Software	70,398	70,398	-
Office equipment	44,081	22,292	21,789
Motor vehicles	349,065	96,181	252,884
Website development costs (note 2)	1,472,196	-	1,472,196
	2,086,439	316,429	1,770,010

Also see note 11.

9. COMMITMENTS

The Company has commitments in respect of office and warehouse leases in China requiring the following payments:

$

2007	58,517
2008	3,392
Total	61,909

The Company’s subsidiary, TTTC, has entered into an agreement with a Chinese government agency to reference its name in the Company’s internet training website, whereby the Company agreed to pay $151,900 (RMB1,200,000) per year until 2009 and $63,300 (RMB500,000) in 2010.

10. RELATED PARTY TRANSACTIONS

All related party transactions are recorded at the exchange amounts as agreed upon by the related parties.

	2006	2005
	$	$

Due from BDR investment [i]	-	3,428

Due from Beijing Anli Information and Consulting
Company (“Anli”), Net of bad debt provision of $33,259 [2005-Nil] [ii]	153,501	180,841

Total	153,501	184,269

Less current	-	3,428

Long – term	153,501	180,841

[i]

 BDR Investments Ltd. (“BDR”) is controlled by a director/officer of the Company . The amount was received in 2006. The Company rents office space from BDR. The Company paid total rent of $19,423, $17,538 and $21,048 for years ended December 31, 2006, 2005, and 2004 respectively.

[ii]

Anli and its major shareholder are shareholders of the Company.  In 2003, the Company advanced funds of $153,501 (RMB 1,200,000) to Anli. A loan agreement was signed on October 28, 2003 for a one-year term, non-interest bearing.  The loan was subsequently extended.   On October 31, 2006, the loan was extended for another one-year term and is due on or before October 31, 2007. As at December 31, 2006, the loan was collateralized by the shares of the Company owned by Anli.  The Company’s subsidiary, CEN Smart rent its office space from Anli and paid rent of $20,354 [2005 - $20,100, 2004 - $19,850] to Anli in 2006.

[iii] The Company paid management fees of $52,795, $11,133 and $5,000 to a corporation controlled by an officer of the Company for the years ended December 31, 2006, 2005 and 2004 respectively.

11. LOANS PAYABLE

	2006	2005
	$	$

Automobile loan [i]	13,688	25,566

[i]

The loan is due on November 14, 2007 with interest bearing at 5.58% per annum and is secured by four automobiles.

12. SHARE CAPITAL

[a]

Authorized

The authorized capital consists of unlimited voting common shares without par value and 20,000,000 preferred shares. The preferred shares rank equally on winding up. The directors shall by resolution determine the rights and restrictions attaching to the preferred shares prior to their issuance. No preferred shares have been issued to date.

[b]

Issued and outstanding

Common Shares	No. of Shares	Total Shares Capital

December 31, 2003	28,390,098	20,047,031
Issued for cash	1,251,700	632,760
Share issuance costs	-	(10,694)
Shares issued on NEB acquisition	538,694	385,847
Shares issued on acquisition of 17% TTTC	400,000	206,805
December 31, 2004	30,580,492	$ 21,261,749

Issued for cash	4,753,093	2,720,077
Share issuance costs	-	(255,998)
Issued for exercise of warrants including reclassification from contributed surplus of $25,170	88,000	62,872
December 31, 2005	35,421,585	$ 23,788,700

Issued for exercise of warrants including reclassification from contributed surplus of $173,819	2,334,398	1,939,944
Issued for exercise of options including reclassification from contributed surplus of $32,647 attributed to stock-based compensation	167,500	157,593
December 31, 2006	37,923,483	$ 25,886,237

During the year ended December 31, 2006, the following changes in issued share capital occurred:

[i]    In 2006, 2,334,398 warrants were exercised with an exercise price ranging from $0.57 to $0.88 per share for total proceeds of $1,766,125.

[ii]    In 2006, 167,500 stock options were exercised with an exercise price ranging from $0.44 to $0.80 per share for    total proceeds of $124,946.

During the year ended December 31, 2005, the following changes in issued share capital occurred:

[iii]  The Company completed a private placement on December 20, 2005, consisting of 2,564,438 common shares at $0.6898 (C$0.8) per common share and 1,282,219 one year purchase warrants exercisable during the first 6 months after the issuance at $0.862 (C$1.00) and at $1.293 (C$1.50) from the seventh to the twelfth month after   the issuance.  Gross proceeds were $1,769,035.  As at December 31, 2005 $1,405,148 in cash was received.  The balance was received in January and March 2006.  The fair market value of the warrants was $86,699 (C$100,543) based on the Black-Scholes option pricing model. Assumptions used in the pricing model include: (i) Risk free interest rate of 3.56%; (ii) expected volatility of 65.21%; an estimated life of 0.5 years and (iv) and expected dividend rate of 0%.

The Company agreed to pay the total finder fees of $29,111 (C$33,760) in cash in connection with the private placement.

[iv]  The Company completed a private placement on June 16, 2005, consisting of 1,140,000 common shares at $0.4039 (C$0.5) per common share and 1,140,000 purchase warrants exercisable at $0.525 (C$0.65) per warrant for total gross proceeds of $460,494. The Company incurred share issue costs of $2,706.  The share purchase warrants are convertible to common shares at a ratio of 1:1 and expire one and a half years after issue. The fair market value of the warrants was $63,203 (C$78,233) based on the Black-Scholes option pricing model.

Assumptions used in the pricing model include: (i) Risk free interest rate of 3.16%; (ii) expected volatility of 54.01%; an estimated life of 1.5 years and (iv) and expected dividend rate of 0%.

The Company agreed to pay a finder fee of $20,109 (C$24,850) in cash in connection with the private placement.  The Company also granted the right to a broker to purchase 100,500 units at a price of $0.4039 (C$0.5).  Each unit consists of one common share in the capital of the Company and one share purchase warrant.  Each warrant is exercisable for one additional common share at any time on or before December 16, 2006 at a price of $0.525 (C$0.65) per warrant share.  The fair market value of the common shares was $8,677 (C$10,741) and the fair market value of warrants was $5,572 (C$6,897) based on the Black-Scholes option pricing model. Assumptions used in the pricing model include: (i) Risk free interest rate of 3.16%; (ii) expected volatility of 54.01%; an estimated life of 1.5 years and (iv) and expected dividend rate of 0%.

On June 3, 2005, the Company repriced 481,926 warrants issued on January 17, 2005, in connection with a private placement of 1,048,655 units, each unit consisting of one common share and one half of one warrant. The exercise price of the warrant was repriced from $0.936 (C$1.14) to $0.577 (C$0.72).  The repricing applied to all warrants, with the exception of an aggregate total of 42,401 warrants issued to insiders.  The total adjustments of repricing were $12,641 (C$15,913) based on the Black-Scholes option pricing model.  Assumptions used in the pricing model include: (i) Risk free interest rate of 3.16%; (ii) expected volatility of 54.01%; an estimated life of 1.46 years and (iv) and expected dividend rate of 0%.

[v]  The Company completed a private placement on January 17, 2005, consisting of 1,048,655 common shares and 524,327 purchase warrants exercisable at $0.468 (C$0.57) for total gross proceeds of $490,548. The Company incurred share issue costs of $2,995.  The share purchase warrants are convertible to common shares at a ratio of 0.5:1 and expire two years after issue. The $15,011 fair value of the warrants has been estimated using the Black-Scholes option pricing model. Assumptions used in the pricing model include: (i) Risk free interest rate of 3.02%; (ii) expected volatility of 52.75%; an estimated life of 2 years and (iv) and expected dividend rate of 0%.

During the year ended December 31, 2004, the following changes in issued share capital occurred:

On December 16, 2004, the Company consolidated its share capital on the ratio of one share for every five outstanding as at that date. The share capital disclosures in these financial statements reflect the consolidation as if it had been in place for all periods disclosed.

[vi]

The Company completed a private placement on January 8, 2004, consisting of 300,000 common shares and 200,000 purchase warrants exercisable at $0.85 (C$1.09) for total gross proceeds of $157,835. The share purchase warrants are convertible to common shares at a ratio of 1:1 and expire two years after issue. The private placement incurred share issue costs of $1,165 (C$1,400). The gross proceeds were allocated between the common shares and the warrants based on their relative fair value at the date of issue. The $27,314 fair value of the warrants has been estimated using the Black-Scholes option pricing model. Assumptions used in the pricing model include: (i) Risk free interest rate of 2.64%; (ii) expected volatility of 55%; an estimated life of 2 years and

(iv) and expected dividend rate of 0%.

[vii]

The Company completed a private placement on April 22, 2004, consisting of 951,700 common shares at $0.59 (C$0.80) per common share and 468,350 purchase warrants exercisable at $0.74 (C$1.00) for total gross proceeds of $551,498. The share purchase warrants are convertible to common shares at a ratio of 1:1 and expire two years after issue. The gross proceeds were allocated between the common shares and the warrants based on their relative fair value at the date of issue. The $57,749 fair value of the warrants has been estimated using the Black-Scholes option pricing model. Assumptions used in the pricing model include: (i.) Risk free interest rate of 2.85%; (ii.) expected volatility of 55%; (iii.) an estimated life of 2 years and (iv.) an expected dividend rate of 0%. The $493,749 fair value of the ordinary share capital has been allocated the residual amount of the gross proceeds. The private placement incurred share issue costs through the issue of 15,000 common shares and 7,500 warrants for brokerage services with the same terms and conditions as those in the   placement. The common shares have been valued at $8,490 and the warrants were valued at $1,039 (based on the same assumptions as detailed above).

[viii]

The Company issued 538,694 common shares at $0.72 (C$0.97) per share valued at $385,847 on June 28, 2004 as remaining consideration due on the NEB acquisition.

[ix]

The Company acquired an additional 17% interest in TTTC through CEN Smart. China Education issued 400,000 common shares at $0.52 (C$0.64) per share value at $206,805 on December 16, 2004 [note 7].

[c]

Stock options

The Company has a stock option plan that allows it to grant options to its employees, officers, directors and consultants to acquire up to 10% of issued and outstanding common stock. The exercise price of each option shall not be less than the market price of the common shares on the TSX Venture Exchange on the day preceding the date of grant. Options have a maximum term of five years and terminate thirty to ninety days following the termination of the optionee’s employment. The right to exercise the options will vest in installments over the life of the option as determined at the time the option is granted.

In 2006, the Company granted 704,000 stock options to its officers and employees with an exercise price of $0.937 (C$1.05) per share, being the fair market value of the underlying stock at the time of the grant.  The options were vested on September 11, 2006 with a five year term.  In December 2006, the board of directors of the Company approved to accelerate the vesting period of all of the unvested stock options to become vested immediately.  The unamortized compensation costs prior to the modification of $47,797 and the incremental value of the amended stock options of  $19,015 calculated using the Black Scholes Option pricing model were expensed in 2006.

In 2005, the Company granted 1,815,500 stock options to its directors, employees and consultants with a weighted average exercise price of $0.65 (C$0.77) per option, being the fair market value of the underlying stock at the time of the grant.  The options were vesting from February 15, 2005 to October 20, 2009 and had a five year term.

In 2004, the Company granted 510,000 stock options to its employees and consultants with a weighted average exercise price of $0.73 (C$0.97) per option, being the fair market value of the underlying stock at the time of the grant.  The options were vesting from March 30, 2004 to April 13, 2009 and had a five year term.

12. SHARE CAPITAL (cont’d)

A summary of the status of the Company’s stock options plans at December 31 is as follows:

	December 31, 2006			December 31, 2005		December 31, 2004
	Number of Shares	Weighted average price in USD $	Weighted average price in CDN $	Number of shares	Weighted average price in USD $	Weighted average price in CDN $	Number of shares	Weighted average price in USD $	Weighted average price in CDN $

Outstanding, beginning of year	3,164,900	0.66	0.89	2,112,400	0.67	1.02	1,802,400	0.66	1.04
Granted	704,000	0.94	1.05	1,815,500	0.65	0.77	510,000	0.73	0.97
Exercised	(167,500)	0.75	0.86	(88,000)	0.40	0.50	-	-	-
Expired/forfeited	(527,400)	0.70	0.79	(675,000)	0.68	1.03	(200,000)	0.78	1.03
Outstanding, end of year	3,174,000	0.70	0.92	3,164,900	0.66	0.89	2,112,400	0.67	1.02
Exercisable end of year	3,174,000	0.70	0.92	1,491,980	0.63	0.91	1,642,400	0.65	1.02

The following table provides details of options outstanding at December 31, 2006:

Weighted average exercise price in USD $	Weighted average exercise price in CDN $	Number outstanding at December 31, 2006	Number exercisable at December 31, 2006	Weighted average life remaining years
0.56	0.67	870,000	870,000	3.30
0.67	0.90	100,000	100,000	2.28
0.78	1.05	2,204,000	2,204,000	2.55
		3,174,000	3,174,000	2.52

The following table provides details of options outstanding at December 31, 2005:

Weighted average exercise price in USD $	Weighted average exercise price in CDN $	Number outstanding at December 31, 2005	Number exercisable at December 31, 2005	Weighted average life remaining years
0.42	0.50	167,500	67,500	2.87
0.57	0.68	945,000	338,748	4.40
0.64	0.90	352,400	319,066	1.87
0.74	1.05	1,700,000	766,666	2.29
		3,164,900	1,491,980	3.27

The following table provides details of options outstanding at December 31, 2004:

Weighted Average exercise price in USD $	Weighted Average exercise price in CDN $	Number outstanding at December 31, 2004	Number exercisable at December 31, 2004	Weighted average life remaining years
0.57	0.90	102,400	102,400	3.0
0.67	0.99	1,950,000	1,500,000	2.2
0.80	1.05	60,000	40,000	4.3
		2,112,400	1,642,400	2.6

The fair value of each option vested is estimated at the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions.

	2006	2005	2004
	$	$	$

Risk-free interest rate	3.8%	3.53%	3.55%
Dividend yield	0%	0%	0%
Expected volatility	76.6%	58.36%	55%
Expected life	4 years	3.59 years	2.5 years

For the year ended December 31, 2006, the Company incurred non-cash stock based compensation expense of $585,304 [2005 - $91,039; 2004 – 124,856] related to stock options granted to employees and consultants.

The weighted average fair value of an option granted during the year ended December 31, 2006 was $0.66 [2005 - $0.26; 2004 - $0.16].

[d]

Warrants

The following table summarizes the status of the Company’s share purchase warrants outstanding as follows:

Price	Expiry date	Balance, December 31, 2005	Exercised	Expired	Balance, December 31, 2006
$0.64 (C$0.85)	January 8, 2006	200,000	-	(200,000)	-
$0.74 (C$1.00)	April 21, 2006	475,850	(391,000)	(84,850)	-
$0.58– 0.94 (C$0.72-1.14)	January 17, 2007	524,327	(24,430)	-	499,897
$0.53 (C$0.65)	December 16, 2006	1,240,500	(935,500)	(300,000)	-
$1.00 (C$0.86)	June 20, 2006	1,277,219	(983,468)	(298,751)	-
		3,717,896	(2,334,398)	(883,601)	499,897

[d]

Warrants (cont’d)

Price	Expiry date	Balance, December 31, 2004	Issued	Exercised	Balance, December 31, 2005
$0.64 (C$0.85)	January 8, 2006	200,000	-	-	200,000
$0.74 (C$1.00)	April 21, 2006	475,850	-	-	475,850
$0.58– 0.94 (C$0.72-1.14)	January 17, 2007	-	524,327	-	524,327
$0.53 (C$0.65)	December 16, 2006	-	1,240,500	-	1,240,500
$1.00 (C$0.86)	June 20, 2006	-	1,282,219	(5,000)	1,277,219
		675,850	3,047,046	(5,000)	3,717,896

Price	Expiry date	Balance, December 31, 2003	Issued	Exercised	Balance, December 31, 2004
$0.64 (C$0.85)	January 8, 2006	-	200,000	-	200,000
$0.74 (C$1.00)	April 21, 2006	-	475,850	-	475,850
		-	675,850	-	675,850

13. CONTRIBUTED SURPLUS

	2006	2005	2004
	$	$	$
Stock based compensation for Employees, Directors and Consultants	585,304	91,039	124,856
Warrants issued in connection with private placements	-	179,163	86,101
Warrants re-pricing	-	12,641	-
Exercise of options and warrants	(206,466)	(25,170)	-
Total contributed surplus for the year	378,838	257,673	210,957
Opening balance, beginning of year	621,127	363,454	152,497
Closing balance, end of year	999,965	621,127	363,454

14. DISCONTINUED OPERATIONS

On April 25, 2006, the Company reached an agreement to sell a subsidiary, NEB for $1.07 million (C$1.2 million).  The Company received cash of $750,269 (C$830,195) which included part of the proceeds of $722,981 (C$800,000) and interest revenue of $27,288 (C$30,195).  The remaining proceeds comprise a one year promissory note of $351,930 (C$400,000).  The Company has provided a full allowance against the balance of the unpaid proceeds of $351,930 as its collection is uncertain. As at April 25, 2006, the assets disposed of consisted primarily of inventories, investment in book projects and equipment.  The majority of the liabilities were tax expenses.  The gain on sale of NEB was $280,296.

Pursuant to CICA Handbook Section 3475 “Disposal of Long-Lived Assets and Discontinued Operations”, the Consolidated Financial Statements of the Company have been reclassified to reflect the discontinued operations of NEB.  Accordingly, revenues, costs and expenses, assets and liabilities, and cash flows of discontinued operations have been segregated in the Consolidated Statements of Operations and Deficit, Consolidated Balance sheets, and Consolidated Cash Flow Statements.  The net operating results, net assets and net cash flows of this division have been reported as “Discontinued Operations”.

Below is the summarized financial information for the Company’s discontinued operations:

NORTHERN EDUCATION BOOKS LTD.

BALANCE SHEET

(Expressed in U.S. Dollars)	25-Apr-06	31-Dec-05	31-Dec-04
	$	$
ASSETS
Current
Cash	47,336	395,527	507,066
Other current assets	457,142	119,930	220,702
Current assets of discontinued operations	504,478	515,457	727,768

Investment in book projects	177,597	176,563	172,022
Equipment	1,127	1,313	1,075
Goodwill	895,743	895,743	895,743
Total assets of discontinued operations	1,578,945	1,589,076	1,796,608

LIABILITIES
Current
Accounts payable and accrued liabilities	358,095	331,209	400,759
Income tax payable	778,165	774,820	551,500
Total liabilities of discontinued operations	1,136,260	1,106,029	952,259
Net assets of NEB disposed	442,685	483,047	844,349

14. DISCONTINUED OPERATIONS (cont’d)

NORTHERN EDUCATION BOOKS LTD.

STATEMENT OF OPERATIONS

(Expressed in U.S. Dollars)	25-Apr-06	31-Dec-05	31-Dec-04
	$	$	$
REVENUE
Sales	2,142	616,678	2,030,030
Cost of sales	(1,586)	(500,361)	(1,573,456)
Gross profit	556	116,317	456,574

Expenses	36,464	-	313,842
Loss before income taxes	(35,908)	(116,333)	142,732
Income tax expense	-	(208,861)	(551,500)
Net loss from discontinued operations	(35,908)	(376,027)	(408,768)
Gain on sale of NEB	280,296	-	-
Gain (loss) from discontinued operations	244,388	(376,027)	(408,768)

NORTHERN EDUCATION BOOKS LTD.

 CASH FLOW STATEMENT

(Expressed in U.S. Dollars)	25-Apr-06	31-Dec-05	31-Dec-04
	$	$	$
Cash (used in) provided by operating activities of discontinued operations	(347,157)	(105,945)	372,725
Cash used in investing activities of discontinued operations	(1,034)	(5,594)	(219,603)
Cash used in financing activities of discontinued operations	-	-	(22,906)
Net cash outflow	(348,191)	(111,539)	130,216
Cash, beginning of year	395,527	507,066	376,850
Cash, end of year	47,336	395,527	507,066

15. TAXATION

The Company is subject to Canadian federal and provincial income taxes at an approximate rate of 34.12% [2005 – 34.87%] [2004 – 35.62%]. The Company's Chinese subsidiaries are subject to Chinese taxes.

The reconciliation of the provision (recovery) for income taxes at the Canadian statutory rate compared to the Company's income tax expense as reported is as follows:

Tax expense (recovery) at Canadian statutory rates

	2006	2005	2004
	$’000	$’000	$’000
Income (loss) before taxes, non-controlling interest and discontinued operations	(2,870)	698	69

Statutory tax rate	34.12%	34.87%	35.62%

Combined Canadian federal and provincial income taxes at expected rate	(979)	243	25
Foreign income tax rate differential	197	26	(70)
Change in valuation allowance	567	(42)	371
Utilization of loss carried forward	137	-	-
Non deductible expenses	404	439	437
Expiration of loss carry forwards	157	184	468
Rate change and others	(252)	47	(491)
Total	231	897	740

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  Significant components of the Company's deferred tax assets and liabilities as of December 31, 2006, 2005 and 2004 are as follows:

	2006	2005	2004
	$’000	$’000	$’000

Excess of tax base over accounting base for certain current
assets and liabilities	616	141	-
Net operating loss carried forward	1,385	1,294	1,335
Net capital losses carried forward	483	483	483
Other	17	15	16

Total future tax assets	2,501	1,933	1,834
Valuation allowance	(2,359)	(1,792)	(1,834)
Future income tax assets	142	141	-

15. TAXATION (cont’d)

	2006	2005	2004
	$’000	$’000	$’000

Excess of accounting base over tax base relating to
website development cost	581	486	-

Future income tax liabilities	581	486	-

Net future income tax assets	-	141	-
Net future income tax liabilities	439	486	-

Income tax expenses consisted of:

	2006	2005	2004
	$’000	$’000	$’000

Current income tax	46,948	648,539	644,629
Future income tax	184,286	248,925	95,750

Total	231,234	897,464	740,379

The Company has recognized a valuation allowance for the future tax assets for which it is more likely than not that realization will not occur.

As at December 31, 2006, the Company has non-capital loss carry forwards for Canadian purposes aggregating approximately $3,973,000 available to reduce taxable income otherwise calculated in future years. These losses expire from year 2007 to 2026.  The Company also has non-capital loss carry forwards for China tax purposes aggregating $577,000 available to reduce taxable income otherwise calculated in future years.  $237 of the losses expire in 2007 with the majority of the losses expiring in 2011.

The Company also has capital losses expiring in 2009 of $1,208,000 available to offset future capital gains in Canada.

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

The Company is subject to a late payment surcharge on an amount outstanding to the tax authorities in charge. Depending on the extent and significance of late payment, the Company is also subject to a penalty of up to five times the amount that is overdue. The ultimate amount of penalty may be reduced by negotiation with the local tax authorities in charge.

15. TAXATION (cont’d)

Subsequent to the year-end, the National People’s Congress of China passed “The Law of the People's Republic of China on Enterprise Income Tax” (the “Enterprise Income Tax Law”).  The Enterprise Income Tax Law will become effective on January 1, 2008.  This new law eliminated the existing preferential tax treatment that is available to the foreign invested enterprises (“FIEs”) but provides grandfathering of the preferential tax treatment currently enjoyed by the FIEs.  Under the new law, both domestic companies and FIEs are subject to a unified income tax rate of 25%.  CEN may be able to preserve its tax holiday under the grandfathering provisions in the Enterprise Income Tax Law.  However, as detailed implementation rules were not available at the time the Enterprise Income Tax Law was passed, management will continue to monitor the implementation rules of the grandfathering provisions of the new law.

16. FINANCIAL INSTRUMENTS

The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, income tax payable and loans payable approximate their fair value due to the short-term nature of these instruments. It is not practical to determine the fair value of the amounts due to related parties with sufficient reliability due to the nature of the financial instruments, the absence of secondary markets and the significant cost of obtaining outside appraisals.

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

The financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents and accounts receivable. Cash is on deposit at major financial institutions. Management is of the opinion that credit risk with respect to accounts receivable is limited due to the ongoing evaluations of its debts and the monitoring of their financial condition to ensure collections and to minimize losses.

Four [2005 – two; 2004 – two], customers represent in excess of 10% of trade accounts receivable at December 31, 2006.  Three [2005 – two; 2004 – two] customers represent in excess of 10% of total revenue at December 31, 2006.

The majority of the Company’s assets, liabilities, revenues and expenses are denominated in Renminbi, which was tied to the US Dollar and is now tied to a basket of currencies of China’s largest trading partners, is not a freely convertible currency.  The appreciation of the Renminbi against the US Dollar would result in an increase in the assets, liabilities, revenues and expenses of the Company and a foreign currency gain included in comprehensive income.  Conversely, the devaluation of the Renminbi against the US Dollar would result in a decrease in the assets, liabilities, revenues and expenses of the Company and a foreign currency loss included in comprehensive income.  At December 31, 2006, approximately $759,888 of the cash and cash equivalents [2005 - $2,092,337] are held in Renminbi. The Company is not subject to significant interest risk.

17. SUBSEQUENT EVENTS

Subsequent to the year-end, 457,496 share purchase warrants with an exercise price of $0.54 (C$0.72) per share and 42,401, share purchase warrants with an exercise price of $0.85 (C$1.14) per share were extended for a period of one year expiring on January 17, 2008.

18. SEGMENTED INFORMATION

The Company has one reporting segment.

The Company’s head office is located in Vancouver, British Columbia. The operations of the Company are primarily in two geographic areas: Canada and China. All of the Company’s revenue is generated in China. All goodwill and majority of all of the capital assets are located in China.  A summary of geographical information for the Company’s assets and net loss for the years is as follows:

	2006	2005	2004
Assets
Canada	1,900,902	1,315,040	589,342
China	7,989,674	10,583,968	8,166,543
Total Assets	9,890,576	11,899,008	8,755,885

	2006	2005	2004
Net Income (loss) for the year
Canada	(1,721,928)	(716,138)	(802,475)
China	(846,459)	5,715	(340,626)
Net loss for the year	(2,568,387)	(710,423)	(1,143,101)

19. DIFFERENCES TO US GAAP

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which contain certain material differences from accounting principles generally accepted in the United States (“US GAAP”) and the rules and regulations of the Securities and Exchange Commission. The differences between Canadian generally accepted accounting principles and accounting principles generally accepted in the United States and the rules and regulations of the Securities and Exchange Commission that would have an effect on the Company’s financial statements are summarized below.

Reconciliation of consolidated statements of operations and deficit

	2006	2005	2004
	$	$	$

Loss for the year (Canadian GAAP)	(2,568,387)	(710,423)	(1,143,101)
Recognition of certain website development cost and ESL projects, as operating expenses, net of future income tax liability and
non-controlling interest share of loss	86,794	25,102	(137,833)
Loss for the year (US GAAP)	(2,481,593)	(685,321)	(1,280,934)

Other comprehensive income:
Cumulative translation adjustment	125,184	(21,497)	(35,213)
Comprehensive income (US GAAP)	(2,356,409)	(706,818)	(1,316,147)
Loss per share – basic and diluted (Canadian GAAP)	(0.0696)	(0.0220)	(0.0386)
Loss per share – basic and diluted (US GAAP)	(0.0672)	(0.0212)	(0.0432)

	2006	2005	2004
	$	$	$

Deficit (Canadian GAAP)	(21,159,494)	(18,591,107)	(17,880,684)
Cumulative adjustment relating to recognition of
certain website development cost and ESL
projects as operating expenses [i]	(164,467)	(251,262)	(276,364)
Deficit (US GAAP)	(21,323,961)	(18,842,369)	(18,157,048)

Reconciliation of consolidated statements of cash flows

	2006	2005	2004
	$	$	$

Cash provided by (used in) operating activities (Canadian GAAP)	(966,509)	1,273,355	806,029
Recognition of certain website development cost
and ESL projects, as operating expenses [i]	(116,981)	(49,074)	(184,558)
Cash provided by (used in) operating activities (US GAAP)	(1,083,490)	1,224,281	621,471

19. DIFFERENCES TO US GAAP (cont’d)

	2006	2005	2004
	$	$	$

Cash used in investing activities (Canadian GAAP)	(1,138,549)	(1,902,662)	(924,902)
Recognition of certain website development cost,
book and ESL projects cost, as operating expenses [i]	139,014	62,675	72,258
Cash used in investing activities (US GAAP)	(999,535)	(1,839,987)	(852,644)

Reconciliation of consolidated balance sheets

	2006	2005
	$	$

Equipment and website development	3,145,365	1,770,010
cost (Canadian GAAP)
Recognition of certain website development cost
as operating expenses [i]	(273,948)	(134,934)
Equipment and website development cost (US GAAP)	2,871,417	1,635,076

Assets of discontinued operations
(Canadian GAAP)	-	1,073,619
Recognition of book and ESL projects development costs
as operating expenses in prior years [i]	-	(176,563)
Assets of discontinued operations (US GAAP)	-	897,056

Total assets (Canadian GAAP)	9,890,576	11,899,008
Recognition of certain website development cost and ESL projects
as operating expenses	(273,948)	(311,496)
Total assets (US GAAP)	9,616,628	11,587,512

Future income tax liability (Canadian GAAP)	439,004	485,825
Recognition of future income tax liability as income tax recovery
due to write-off of certain website development cost	(68,487)	(33,733)
Future income tax liability (US GAAP)	370,517	452,092

[i] Deferred development costs

Under Canadian GAAP, the Company capitalized certain incremental internal salaries and benefit and overhead costs relating to development in portal, book and ESL projects.. Under US GAAP, these costs are charged to earnings as incurred.

[ii]

Total comprehensive income

US GAAP requires that a statement of total comprehensive income be displayed with the same prominence as other financial statements and that the aggregate amount of comprehensive income excluding the deficit be disclosed separately in the statement of shareholders’ equity. Total comprehensive income, which incorporates the net loss, includes all changes in shareholders equity during a period except those resulting from investments by and distributions to owners. The Company’s only other comprehensive income element relates to the cumulative translation adjustment balance.

19. DIFFERENCES TO US GAAP (cont’d)

[iii] Stock-Based Compensation

Under Canadian GAAP, the Company accounts for stock options granted to directors and employees at fair value as determined using the Black-Scholes option pricing model. Effective January 1, 2006, the Company adopted SFAS 123(R) “Share-Based Payment” for US GAAP purposes.  SFAS 123(R) requires that stock-based compensation expense be based on awards that are ultimately expected to vest.  The adoption of  SFAS123(R) did not result in a difference from Canadian GAAP.

Recently adopted accounting pronouncements

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB No. 108”), which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment.  SAB No. 108 is effective as of the end of the Company’s 2006 fiscal year, allowing a one-time transitional cumulative effect adjustment to beginning retained earnings as of January 1, 2006 for errors that were not previously deemed material, but are material under the guidance in SAB No. 108.  The adoption of SAB 108 did not have an impact on the Company’s financial statements.

Recent accounting pronouncements

In July 2006, FASB issued interpretation No. 48.  This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS Statement No. 109, “Account for Income Taxes”.  This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in the tax return.  This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.  This interpretation is effective for fiscal years beginning after December 15, 2006.  The Company is currently assessing the impact of Interpretation No. 48 on results of operations and financial position.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measures” (“SFAS No. 157”).  SFAS No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value.  SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, the year beginning January 1, 2008 for the Company.  The Company has not yet determined the impact adoption will have on the Company.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS no. 159”).  SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value.  Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings.  SFAS No. 159 is effective for fiscal years beginning after November 15, 2007.  The Company is currently evaluating the impact of SFAS No. 159 on its consolidated financial position and results of operations.

ITEM 18.  FINANCIAL STATEMENTS

Not Applicable

ITEM 19.  EXHIBITS

Exhibit Number	Description
1.1	Articles of Copper Mountain Mines Ltd. (now articles of China Education Resources Inc.)
1.2	Articles of Amendment effecting name change to China Education Resources Inc. and 5-for-1 common share consolidation
1.3	Indemnity to William H.C. Chang dated September 25, 2000. Indemnity to Chengfeng Zhou dated April 17, 2000 and indemnity to Ronald C. Shon dated April 17, 2000
1.4	Amended incentive stock option plan dated February 21, 2003
1.5	Share Purchase Agreement dated July 20, 2000 among CEN China Education Network Ltd. and China Ventures Inc. (now China Education Resources Inc.)
1.6	Assumption, Amending and Confirmation Agreement between Copper Mountain Mines Ltd. and CEN China Education Network Ltd.
1.7	Share Purchase Agreement dated June 9, 2002 among China Ventures Inc. (now China Education Resources Inc.), CEN Smart Networks Ltd., Chengbo Science & Trade Co., and Beijing Sky-Land Culture Ltd.
1.8

Share Purchase Agreement dated September 6, 2003 among China Ventures Inc. (now China Education Resources Inc.), CEN Smart Networks Ltd., Northern Education Book Ltd., Ansheng Zeng, Xiaodoong Gao, Chenggang Zhou,  Cuiping Zhaung and Liping Cai

1.9	Agreement dated July 27, 2004 between the Education Research and Training Institute of hainan Province and Today’s Teachers Technology and Culture Ltd.
1.10

Share Purchase Agreement dated December 16, 2004 among China Ventures Inc. (now China Education Resources Inc.), CEN Smart Networks Ltd., Ansheng Zeng, , Beijing Chengbo Science & Trading Co. Ltd. (Beijing), Mu Weiguo, and Wang Tieying..

1.11	Co-operation agreement between Today’s Teachers Technology and Culture Ltd. (TTTC) on the Basic Education Curriculum Development Centre of the Ministry of Education dated May 30, 2005
1.12	Share Purchase Agreement between Northern Education Book Ltd. (NEB), Ansheng Zeng, Xiaodong Gao and Chenggang Zhou and CEN Smart Networks Ltd. and Cuiping Zhuang, dated April 24th, 2006
1.13	Letter of Commitment between Today’s Teachers Technology & Culture Ltd. (TTTC) and the China Education Academic Society (CEA) dated September 20, 2006
1.14	List of Subsidiaries
1.15	Consent of Ernst & Young LLP

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA EDUCATION RESOURCES INC.

Per:

/s/  Chengfeng Zhou

Its:  Chief Executive Officer

Per:

/s/  Kathryn Witter

Its:  Chief Financial Officer

DATED:

Endnotes